UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [   ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [   ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [   ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [   ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [   ]

PALLISER OIL & GAS CORPORATION
MAHA ENERGY INC.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Palliser: Alberta, Canada
Maha: Alberta , Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Maha Energy Inc. (post-amalgamation)
(Name of Person(s) Furnishing Form)

Palliser: Common Shares, no par value
Maha: Common Shares, no par value
(Title of Class of Subject Securities)

Palliser: 69644Q109
Maha: None
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7043
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communicationson Behalf of Subject Company)

September 16, 2014
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

•

Notices of Annual and Special Meetings and Joint Information Circular, dated September 12, 2014, in respect of an annual and special meeting of the shareholders of Palliser Oil & Gas Corporation and an annual and special meeting of the shareholders of Maha Energy Inc. (the “Circular”)

•	Letter of Transmittal

•	Forms of Proxy

Item 2.	Informational Legends

See page 2, immediately following the cover page of the Circular.

NOTICES OF ANNUAL AND SPECIAL MEETINGS

- AND -

JOINT INFORMATION CIRCULAR FOR

AN ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF
PALLISER OIL & GAS CORPORATION

- AND -

AN ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF
MAHA ENERGY INC.

EACH TO BE HELD ON TUESDAY, OCTOBER 7, 2014

WITH RESPECT TO

THE ANNUAL BUSINESS OF EACH OF
PALLISER OIL & GAS CORPORATION AND MAHA ENERGY INC.

- AND -

THE PROPOSED AMALGAMATION OF
PALLISER OIL & GAS CORPORATION AND MAHA ENERGY INC.

September 12, 2014

Unless otherwise stated, the information herein is current as of September 12, 2014.

This document is important and requires your immediate attention. Please read this joint information circular, including all appendices, carefully. It contains detailed information relating to, among other things, the proposed Amalgamation of Palliser Oil & Gas Corporation and Maha Energy Inc. and related matters on which the shareholders of each of Palliser Oil & Gas Corporation and Maha Energy Inc. will be voting on at the respective shareholder meetings. If you have any questions as to how to deal with this document, you should consult your investment dealer, broker, lawyer or other qualified professional advisor. Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the Reverse Takeover described in this filing statement/information circular

2

NOTICE TO UNITED STATES SHAREHOLDERS

Pursuant to the Amalgamation Agreement described herein, Palliser Oil & Gas Corporation, which is an Alberta issuer, and Maha Energy Inc., which is also an Alberta issuer, will amalgamate to form New Maha (as defined herein), which will also be an Alberta issuer. This Information Circular is subject to the disclosure requirements of Canada, which are different from those of the United States. Financial statements included or incorporated by reference in this Information Circular have been prepared in accordance with IFRS, and are subject to Canadian auditing and auditor independence requirements, that may not be comparable to the financial statements of United States or other non-Canadian companies.

The enforcement by investors of civil liabilities under United States federal and state securities laws may be affected adversely by the fact that Palliser and Maha are, and New Maha will be, incorporated under the laws of the Province of Alberta, Canada, that all of the officers and the majority of directors of Maha, Palliser and New Maha are, or will be, residents of countries other than the United States, that most or all of the experts named in this Information Circular are residents of countries other than the United States, and that a significant portion of the assets of Maha, Palliser and New Maha are, or will be, located outside the United States. You may not be able to sue a corporation organized under the ABCA in a Canadian court for violations of United States securities laws and it may be difficult to compel the forgoing persons to subject themselves to a judgment by a United States court.

See also "General Information – Information for Palliser Shareholders and Maha Shareholders in the United States" in this Information Circular.

i

PALLISER LETTER TO SHAREHOLDERS	iv
MAHA LETTER TO SHAREHOLDERS	vii
NOTICE OF MEETING OF SHAREHOLDERS OF PALLISER OIL & GAS CORPORATION	ix
NOTICE OF MEETING OF SHAREHOLDERS OF MAHA ENERGY INC.	xi
PALLISER SHAREHOLDERS – QUESTIONS AND ANSWERS	xiii
MAHA SHAREHOLDERS – QUESTIONS AND ANSWERS	xviii

JOINT INFORMATION CIRCULAR

GENERAL INFORMATION	1
Introduction	1
Information Contained in this Information Circular	1
Cautionary Notice Regarding Forward-Looking Statements and Information	1
Information for Beneficial Shareholders	3
Information for Palliser Shareholders and Maha Shareholders in the United States	4
Presentation of Oil and Gas Reserves and Production Information	5
Conversions	6
Conventions	6
Currency Exchange Rates	6
GLOSSARY OF TERMS	7
SUMMARY INFORMATION	17
The Corporations	17
The Palliser Meeting	17
The Maha Meeting	18
Annual Business	18
The Amalgamation	18
Board and Management	19
The Amalgamation Agreement	23
Anticipated Benefits of the Amalgamation	23
Palliser Fairness Opinion	24
Recommendations of the Palliser Board of Directors	24
Recommendations of the Maha Board of Directors	25
Support Agreements	25
Shareholder Approvals	25
Bank Matters	26
Other Regulatory Conditions or Approvals	26
Procedure for the Amalgamation to become Effective	26
Procedure for Exchange of Securities	26
Stock Exchange Listings and Approval	27
Dissent Rights	27
Certain Canadian Federal Income Tax Considerations	28
Certain Other Tax Considerations	28
Timing of Completion of the Amalgamation	29
Selected Pro Forma Financial and Operational Information for New Maha	29
Risk Factors	29
MATTERS TO BE ACTED UPON AT THE PALLISER MEETING	30
Annual Business	30
Termination of Palliser Rights Plan	35
The Amalgamation	37
Other Business	38
Interest of Certain Persons or Companies in Matters to be Acted Upon	38
MATTERS TO BE ACTED UPON AT THE MAHA MEETING	38
Annual Business	38
The Amalgamation	40
Other Business	40

Interest of Certain Persons or Companies in Matters to be Acted Upon	41
THE AMALGAMATION	41
Effect of the Amalgamation	41
Implementation of the Amalgamation	43
Background to and Anticipated Benefits of the Amalgamation	46
Maha Financings	50
Palliser Fairness Opinion	51
Recommendations of the Palliser Board of Directors	51
Recommendations of the Maha Board of Directors	52
Support Agreements	52
Shareholder Approvals	53
Stock Exchange Listing Approval	53
Timing of Completion of the Amalgamation	53
Risk Factors Related to the Amalgamation	53
The Amalgamation Agreement	55
Procedure for Exchange of Securities	64
Dissent Rights	66
Interests of Certain Persons or Companies in the Amalgamation	69
Expenses of the Amalgamation	70
Securities Law Matters	70
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	71
Holders Resident in Canada	72
Dissenting Resident Shareholders	73
Holders Not Resident in Canada	73
PRO FORMA INFORMATION OF NEW MAHA AFTER GIVING EFFECT TO THE AMALGAMATION	75
General	75
Narrative Description of Business	75
Milestones and Business Objectives	75
Exploration and Development Program	75
Selected Pro Forma Financial Information	76
Reserves and Certain Other Oil and Gas Information	77
Selected Pro Forma Operational Information	77
New Maha Shares	78
Pro Forma Consolidated Capitalization	79
Fully Diluted Share Capital	80
Available Funds	80
Principal Purpose of Available Funds	81
Dividends	81
Principal Shareholders of New Maha	82
Directors and Officers of New Maha	82
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions	86
Other Reporting Issuer Experience	86
Conflicts of Interest	87
Statement of Proposed Executive Compensation	87
Indebtedness of Directors, Officers and Other Management	88
Resulting Issuer Options	88
New Maha Stock Option Plan	89
TSXV Escrow	90
Auditors, Transfer Agent and Registrar	91
Audit Committee and Corporate Governance	91
Material Contracts	91
Risk Factors	91
GENERAL PROXY MATTERS – PALLISER	92
Solicitation of Proxies	92
Appointment and Revocation of Proxies	92
Record Date	92
Signature of Proxy	93

Voting of Proxies	93
Exercise of Discretion of Proxy	93
Voting by Internet	93
GENERAL PROXY MATTERS – Maha	93
Solicitation of Proxies	93
Appointment and Revocation of Proxies	94
Record Date	94
Signature of Proxy	94
Voting of Proxies	94
Exercise of Discretion of Proxy	95
GENERAL MATTERS	95
Sponsorship	95
Other Material Facts	95
Board Approval	95

APPENDICES
Appendix A-1	–	Palliser Resolution
Appendix A-2	–	Maha Resolution
Appendix B	–	Amalgamation Agreement
Appendix C	–	Palliser Fairness Opinion
Appendix D	–	Unaudited Pro Forma Consolidated Financial Statements
Appendix E	–	Section 191 of the Business Corporations Act (Alberta)
Appendix F	–	Information Concerning Palliser
Appendix G	–	Information Concerning Maha
Appendix H	–	Palliser Stock Option Plan (Resulting Issuer Stock Option Plan)

ENCLOSURES

Form of Proxy for Palliser Shareholders (Palliser Shareholders only)
Form of Proxy for Maha Shareholders (Maha Shareholders only)
Letter of Transmittal for Palliser Shareholders (Palliser Shareholders only)
Return Envelopes

September 12, 2014

Dear Palliser Shareholders:

You are invited to attend an annual and special meeting (the "Palliser Meeting") of the holders ("Palliser Shareholders") of common shares ("Palliser Shares") of Palliser Oil & Gas Corporation ("Palliser") to be held at the offices of Burnet, Duckworth & Palmer LLP located at 2400, 525 - 8th Avenue S.W., Calgary, Alberta at 9:00 a.m. (Calgary time) on Tuesday, October 7, 2014 for the following purposes:

1.	to receive the financial statements of Palliser for the fiscal year ended December 31, 2013 and the auditor's report thereon;

2.	to fix the number of directors of Palliser to be elected at the Palliser Meeting;

3.	to elect the directors of Palliser for the ensuing year;

4.	to appoint the auditors of Palliser and to authorize the directors to fix their remuneration;

5.

to consider, and if deemed advisable, to pass an ordinary resolution ratifying Palliser's stock option plan, all as more particularly described in the accompanying joint information circular of Palliser and Maha Energy Inc. ("Maha") dated September 12, 2014 (the "Information Circular");

6.	to consider, and if deemed advisable, to pass an ordinary resolution ratifying Palliser's share unit plan, all as more particularly described in the Information Circular;

7.

to consider, and if deemed advisable, to pass an ordinary resolution terminating Palliser's Rights Plan (the "Palliser Rights Plan") and all rights issued pursuant to the Palliser Rights Plan, subject to the successful completion of the Amalgamation, all as more particularly described in the Information Circular;

8.

to consider and, if thought advisable, to approve, with or without amendment, a special resolution (the "Palliser Resolution"), the full text of which is set forth in Appendix A-1 to the Information Circular approving the amalgamation of Palliser and Maha and the shareholders of Maha (the "Amalgamation") under Section 181 of the Business Corporations Act (Alberta), all as more particularly described in the Information Circular and in accordance with the terms of the Amalgamation Agreement (as defined below); and

9.	to transact such other business as may properly come before the Palliser Meeting or any adjournment thereof.

Further particulars of the matters referred to above are set forth in the Information Circular.

If you are unable to attend the Palliser Meeting in person we request that you date and sign the enclosed form of proxy and mail it to, or deposit it with, Olympia Trust Company, Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta T2G 0P6 or by Fax to (403) 265-1455. In order to be valid and acted upon at the Palliser Meeting, forms of proxy must be received at the aforesaid address not later than 9:00 a.m. (Calgary time) on October 3, 2014 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment of the Palliser Meeting. For information regarding the voting or appointing a proxy by internet or Fax, see the form of proxy for Palliser Shareholders and the Information Circular under the heading "General Proxy Matters – Palliser – Voting by Internet".

v

Faced with significant cash flow and production netback erosion in late 2013 and into 2014, and limited access to capital to mount an active development and exploitation program, Palliser conducted an extensive market canvas of strategic alternatives. The transaction negotiated with Maha, in the view of the Palliser Board, was the best available option for Palliser and its shareholders.

Palliser and Maha entered into an amalgamation agreement dated as of July 30, 2014 (the "Amalgamation Agreement") pursuant to which Palliser and Maha are proposing to amalgamate to create a new publicly listed oil and gas company focused on exploitation and development to be named "Maha Energy Inc." ("New Maha"). The board of directors of each of Palliser and of Maha believe that New Maha, with its stronger balance sheet, will have the means to execute a 2014 and 2015 capital expenditure program, which will include advancing the development of the cyclic steam project at the LAK Ranch heavy oil field, as well as pursuing optimization and development opportunities in the greater Lloydminster area of Alberta and Saskatchewan.

Pursuant to the Amalgamation, each shareholder of Maha will receive one (1) common share of New Maha (a "New Maha Share") for each common share of Maha held and each Palliser Shareholder will receive 0.1393 of a New Maha Share for each Palliser Share held. Immediately following completion of the Amalgamation, based upon certain assumptions, current shareholders of Maha and current Palliser Shareholders are anticipated to own approximately 84% and 16%, respectively, of the outstanding New Maha Shares on a non-diluted basis.

The deemed value of the Amalgamation to Palliser Shareholders is equal to approximately $0.19 per Palliser Share, based upon the arm's length pricing of recent equity issuances by Maha at US$1.25 per Maha Share, the July 30, 2014 Bank of Canada noon US$/C$ exchange rate of 1.0909 and the corresponding 0.1393 exchange ratio. The total deemed consideration for the acquisition of Maha will be US$45,439,130 (or $49,569,547), based upon the issuance of 36,351,304 New Maha shares (inclusive of 552,000 New Maha shares issuable to Hartco for certain financial advisory services) all at a deemed price of US$1.25 per New Maha share pursuant to the Amalgamation, but excluding the New Maha shares issuable to subscribers of the Equity Financing. For more information, see "The Amalgamation – Interests Of Certain Persons Or Companies In The Amalgamation – Other Interests".

New Maha will be led by the existing Maha management team under the leadership of Jonas Lindvall (President and Chief Executive Officer). Certain staff and officers of Palliser are expected to remain in their current positions as part of New Maha. The board of directors of New Maha will be comprised of the current members of the board of directors of Maha plus Jeff Saponja, a current director of Palliser, and Wayne Thomson and Nicholas Walker.

After considering, among other things, the fairness opinion of National Bank Financial Inc. that, as of July 30, 2014, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth therein, the consideration to be received by Palliser Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to the Palliser Shareholders, and the recommendation of the special committee of the board of directors of Palliser (the "Palliser Board of Directors") to the Palliser Board of Directors, the Palliser Board of Directors has determined that the Amalgamation is in the best interests of Palliser and Palliser Shareholders.

The Palliser Board of Directors unanimously recommends that the Palliser Shareholders vote FOR the Palliser Resolution.

All of the directors and officers of Palliser holding in aggregate approximately 6.7% of the outstanding Palliser Shares have entered into support agreements with Palliser and Maha pursuant to which they have agreed, among other things, to vote their Palliser Shares in favour of the Palliser Resolution and to otherwise support the Amalgamation.

The Palliser Resolution must be approved by not less than 66 2/3% of the votes cast by the Palliser Shareholders, present in person or by proxy at the Palliser Meeting.

Completion of the Amalgamation is also conditional upon satisfaction or waiver of various other conditions as more particularly set forth in the Amalgamation Agreement including, without limitation, approval of the Amalgamation by the holders of Maha Shares, completion of a minimum aggregate of US$70 million of combined gross proceeds from bond and equity financings by Maha and the receipt of all necessary regulatory and stock exchange approvals.

If the requisite shareholder and regulatory approvals are obtained and if the other conditions to the Amalgamation are satisfied or waived, it is expected that the Amalgamation will become effective on or about October 15, 2014.

The Information Circular contains a detailed description of the Amalgamation as well as detailed information regarding Palliser and Maha and certain pro forma and other combined information after giving effect to the Amalgamation. It also describes certain risk factors relating to the completion of the Amalgamation. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

We look forward to receiving your support at the Palliser Meeting.

Yours very truly,

(signed) "Kevin Gibson"

Kevin Gibson
President and Chief Executive Officer
Palliser Oil & Gas Corporation

September 12, 2014

Dear Maha Shareholders:

You are invited to attend an annual and special meeting (the "Maha Meeting") of the holders ("Maha Shareholders") of common shares (the "Maha Shares") of Maha Energy Inc. ("Maha") to be held at the offices of Burstall Winger Zammit LLP located at Suite 1600, Dome Tower, 333 - 7th Avenue S.W. Calgary, Alberta at 11:00 a.m. (Calgary time) on Tuesday, October 7, 2014 for the following purposes:

1.	to receive the financial statements of Maha for the fiscal year ended December 31, 2013 and the auditor's report thereon;

2.	to fix the number of directors of Maha to be elected at the Maha Meeting;

3.	to elect the directors of Maha for the ensuing year;

4.	to appoint the auditors of Maha and to authorize the directors to fix their remuneration;

5.

to consider, and, if thought advisable, to approve, with or without amendment, a special resolution (the "Maha Resolution"), the full text of which is set forth in Appendix A-2 to the Information Circular approving the Amalgamation of Maha and Palliser Oil & Gas Corporation ("Palliser") under Section 181 of the Business Corporations Act (Alberta) (the "Amalgamation"), all as more particularly described in the accompanying joint information circular of Palliser and Maha dated September 12, 2014 (the "Information Circular") and in accordance with the terms of the Amalgamation Agreement (as defined below); and

6.	to transact such other business as may properly come before the Maha Meeting or any adjournment thereof.

Further particulars of the matters referred to above are set forth in the Information Circular.

If you are unable to attend the Maha Meeting in person we request that you date and sign the enclosed form of proxy and mail it to, or deposit it with, Burstall Winger Zammit LLP, Suite 1600, Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1, Attention: Doug Stuve, or by Fax to (403) 266-6016. In order to be valid and acted upon at the Maha Meeting, forms of proxy must be received at the aforesaid address not later than 11:00 a.m. (Calgary time) on October 3, 2014 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment of the Maha Meeting.

Palliser and Maha entered into an amalgamation agreement dated as of July 30, 2014 (the "Amalgamation Agreement") pursuant to which Palliser and Maha are proposing to amalgamate to create a new publicly listed oil and gas company focused on exploitation and development to be named "Maha Energy Inc." ("New Maha"). The board of directors of each of Palliser and Maha believe that New Maha, with its stronger balance sheet, will have the means to execute a 2014 and 2015 capital expenditure program, which will include advancing the development of the cyclic steam project at the LAK Ranch heavy oil field as well as pursuing optimization and development opportunities in the greater Lloydminster area.

Pursuant to the Amalgamation, each shareholder of Maha will receive one (1) common share of New Maha (a "New Maha Share") for each common share of Maha held and each Palliser Shareholder will receive 0.1393 of a New Maha Share for each Palliser Share held Immediately following completion of the Amalgamation, based upon certain assumptions, current shareholders of Maha and current Palliser Shareholders are anticipated to own approximately 84% and 16%, respectively, of the outstanding New Maha Shares on a non-diluted basis.

The deemed value of the Amalgamation to Palliser Shareholders is equal to approximately $0.19 per Palliser Share, based upon the arm's length pricing of recent equity issuances by Maha at US$1.25 per Maha Share, the July 30, 2014 Bank of Canada noon US$/C$ exchange rate of 1.0909 and the corresponding 0.1393 exchange ratio. The total deemed consideration for the acquisition of Maha will be US$45,439,130 (or $49,569,547), based upon the issuance of 36,351,304 New Maha shares (inclusive of 552,000 New Maha shares issuable to Hartco for certain financial advisory services) all at a deemed price of US$1.25 per New Maha share pursuant to the Amalgamation, but excluding the New Maha shares issuable to subscribers of the Equity Financing. For more information, see "The Amalgamation – Interests Of Certain Persons Or Companies In The Amalgamation – Other Interests".

New Maha will be led by the existing Maha management team under the leadership of Jonas Lindvall (President and Chief Executive Officer). Certain staff and officers of Palliser are expected to remain in their current positions as part of New Maha. The board of directors of New Maha will be comprised of the current members of the board of directors of Maha plus Jeff Saponja, a current director of Palliser, and Wayne Thomson and Nicholas Walker.

The board of directors of Maha (the "Maha Board of Directors") has unanimously determined that the Amalgamation is in the best interests of Maha.

The Maha Board of Directors unanimously recommends that the Maha Shareholders vote FOR the Maha Resolution.

All of the directors and officers of Maha and certain Maha Shareholders holding in aggregate approximately 37% of the outstanding Maha Shares (on a non-diluted basis) have entered into support agreements with Palliser and Maha pursuant to which they have agreed, among other things, to vote their Maha Shares in favour of the Maha Resolution and to otherwise support the Amalgamation.

The Maha Resolution must be approved by not less than 66 2/3% of the votes cast by the Maha Shareholders, present in person or by proxy at the Maha Meeting.

Completion of the Amalgamation is also conditional upon satisfaction or waiver of various other conditions as more particularly set forth in the Amalgamation Agreement including, without limitation, approval of the Amalgamation by holders of Palliser Shares, completion of a minimum aggregate of US$70 million of combined gross proceeds from bond and equity financings by Maha and the receipt of all necessary regulatory and stock exchange approvals.

If the requisite shareholder and regulatory approvals are obtained and if the other conditions to the Amalgamation are satisfied or waived, it is expected that the Amalgamation will become effective on or about October 15, 2014.

The Information Circular contains a detailed description of the Amalgamation as well as detailed information regarding Palliser and Maha and certain pro forma and other combined information after giving effect to the Amalgamation. It also describes certain risk factors relating to the completion of the Amalgamation. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

We look forward to receiving your support at the Maha Meeting.

Yours very truly,

(signed) "Jonas Lindvall"

Jonas Lindvall
President and Chief Executive Officer
Maha Energy Inc.

NOTICE OF MEETING OF SHAREHOLDERS OF PALLISER OIL & GAS CORPORATION

TO BE HELD ON TUESDAY, OCTOBER 7, 2014

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Palliser Meeting") of the holders ("Palliser Shareholders") of common shares ("Palliser Shares") of Palliser Oil & Gas Corporation ("Palliser") will held at the offices of Burnet, Duckworth & Palmer LLP located at 2400, 525 - 8th Avenue S.W., Calgary, Alberta at 9:00 a.m. (Calgary time) on Tuesday, October 7, 2014 for the following purposes:

1.	to receive the financial statements of Palliser for the fiscal year ended December 31, 2013 and the auditor's report thereon;

2.	to fix the number of directors of Palliser to be elected at the Meeting;

3.	to elect the directors of Palliser for the ensuing year;

4.	to appoint the auditors of Palliser and to authorize the directors to fix their remuneration;

5.

to consider, and if deemed advisable, to pass an ordinary resolution ratifying Palliser's stock option plan, all as more particularly described in the accompanying joint information circular of Palliser and Maha Energy Inc. ("Maha") dated September 12, 2014 (the "Information Circular");

6.	to consider, and if deemed advisable, to pass an ordinary resolution ratifying Palliser's share unit plan, all as more particularly described in the Information Circular;

7.

To consider, and if deemed advisable, to pass an ordinary resolution terminating Palliser's Rights Plan (the "Palliser Rights Plan") and all rights issued pursuant to the Palliser Rights Plan, all as more particularly described in the Information Circular;

8.

to consider, and, if thought advisable, to approve, with or without amendment, a special resolution (the "Palliser Resolution"), the full text of which is set forth in Appendix A-1 to the Information Circular, approving the Amalgamation of Palliser and Maha (the "Amalgamation") under Section 181 of the Business Corporations Act (Alberta), all as more particularly described in the Information Circular; and

9.	to transact such other business as may properly come before the Palliser Meeting or any adjournment thereof.

Specific details of the matters to be put before the Palliser Meeting are set forth in the Information Circular.

The record date (the "Record Date") for the determination of Palliser Shareholders entitled to receive notice of, and to vote at, the Palliser Meeting is September 12, 2014. Only Palliser Shareholders whose names have been entered in the register of Palliser Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Palliser Meeting. To the extent a Palliser Shareholder transfers the ownership of any of its Palliser Shares after the Record Date and the transferee of those Palliser Shares establishes that it owns such Palliser Shares and requests, at least ten (10) days before the Palliser Meeting, to be included in the list of Palliser Shareholders eligible to vote at the Palliser Meeting, such transferee will be entitled to vote those Palliser Shares at the Palliser Meeting.

Registered Palliser Shareholders may attend the Palliser Meeting in person or may be represented by proxy. Palliser Shareholders who are unable to attend the Palliser Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Palliser Meeting or any adjournment thereof. To be effective, the proxy must be received by Olympia Trust Company, Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta T2G 0P6 or by Fax to (403) 265-1455. In order to be valid and acted upon at the Palliser Meeting, forms of proxy must be received at the aforesaid address as soon as possible but not later than 9:00 a.m. (Calgary time) on October 3, 2014 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Palliser Meeting or any adjournment thereof. For information regarding voting or appointing a proxy by internet, see the form of proxy for Palliser Shareholders and/or the section entitled "General Proxy Matters –Palliser – Voting by Internet" in the Information Circular.

x

Registered Palliser Shareholders (other than certain Palliser Shareholders that have entered into support agreements with Palliser and Maha in relation to the Amalgamation) have a right to dissent in respect of the Palliser Resolution and to be paid an amount equal to the fair value of their Palliser Shares. This dissent right and the dissent procedures are described in the Information Circular. The dissent procedures require that a registered Palliser Shareholder who wishes to dissent must provide a written objection to the Palliser Resolution to Palliser, c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 - 8th Avenue S.W. Calgary, Alberta T2P 1G1, Attention: Daryl S. Fridhandler, Q.C., at or before the Palliser Meeting, and must otherwise strictly comply with the dissent procedures described in the Information Circular. Failure to strictly comply with the dissent procedures will result in loss of the right to dissent. Persons who are beneficial owners of Palliser Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Palliser Shares are entitled to dissent. Accordingly, a beneficial owner of Palliser Shares who desires to exercise the right of dissent must make arrangements for the Palliser Shares beneficially owned by such holder to be registered in the holder's name prior to the time written objection to the Palliser Resolution is required to be received by Palliser or, alternatively, make arrangements for the registered holder of such Palliser Shares to dissent on the holder's behalf. See the section entitled "The Amalgamation – Dissent Rights – Palliser Dissent Rights" in the Information Circular.

The form of proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Palliser Meeting; and (ii) other matters that may properly come before the Palliser Meeting. As of the date hereof, management of Palliser knows of no amendments, variations or other matters to come before the Palliser Meeting other than the matters set forth in this Notice of Meeting. Palliser Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the form of proxy.

It is the intention of the persons named in the enclosed instrument of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote in favour of all resolutions at the Palliser Meeting.

Dated at the City of Calgary, in the Province of Alberta, this 12th day of September, 2014.

BY ORDER OF THE BOARD OF DIRECTORS OF PALLISER OIL & GAS CORPORATION

(signed) "Kevin Gibson"

Kevin Gibson
President and Chief Executive Officer
Palliser Oil & Gas Corporation

NOTICE OF MEETING OF SHAREHOLDERS OF MAHA ENERGY INC.

TO BE HELD ON TUESDAY, OCTOBER 7, 2014

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Maha Meeting") of the holders ("Maha Shareholders") of common shares ("Maha Shares") of Maha Energy Inc. ("Maha") will be held at the offices of Burstall Winger Zammit LLP located at Suite 1600, Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta at 11:00 a.m. (Calgary time) on Tuesday, October 7, 2014 for the following purposes:

1.	to receive the financial statements of Maha for the fiscal year ended December 31, 2013 and the auditor's report thereon;

2.	to fix the number of directors of Maha to be elected at the Meeting;

3.	to elect the directors of Maha for the ensuing year;

4.	to appoint the auditors of Maha and to authorize the directors to fix their remuneration;

5.

to consider, and, if thought advisable, to approve, with or without amendment, a special resolution (the "Maha Resolution"), the full text of which is set forth in Appendix A-2 to the Information Circular approving the Amalgamation of Maha and Palliser Oil & Gas Corporation ("Palliser") under Section 181 of the Business Corporations Act (Alberta) (the "Amalgamation"), all as more particularly described in the accompanying joint information circular of Palliser and Maha dated September 12, 2014 (the "Information Circular") and in accordance with the terms of the Amalgamation Agreement (as defined below); and

6.	to transact such other business as may properly come before the Maha Meeting or any adjournment thereof.

Specific details of the matters to be put before the Maha Meeting are set forth in the Information Circular.

The record date (the "Record Date") for the determination of Maha Shareholders entitled to receive notice of, and to vote at, the Maha Meeting is September 12, 2014. Only Maha Shareholders whose names have been entered in the register of Maha Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Maha Meeting. To the extent a Maha Shareholder transfers the ownership of any of its Maha Shares after the Record Date and the transferee of those Maha Shares establishes that it owns such Maha Shares and requests, at least ten (10) days before the Maha Meeting, to be included in the list of Maha Shareholders eligible to vote at the Maha Meeting, such transferee will be entitled to vote those Maha Shares at the Maha Meeting.

Registered Maha Shareholders may attend the Maha Meeting in person or may be represented by proxy. Maha Shareholders who are unable to attend the Maha Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Maha Meeting or any adjournment thereof. To be effective, the proxy must be received by Burstall Winger Zammit LLP, Attention: Doug Stuve, Suite 1600, Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1, or by Fax to (403) 266-6016. In order to be valid and acted upon at the Maha Meeting, forms of proxy must be received at the aforesaid address by 11:00 a.m. (Calgary time) on October 3, 2014 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Maha Meeting or any adjournment of the Maha Meeting.

Registered Maha Shareholders (other than certain Maha Shareholders that have entered into support agreements with Palliser and Maha in relation to the Amalgamation) have a right to dissent in respect of the Maha Resolution and to be paid an amount equal to the fair value of their Maha Shares. This dissent right and the dissent procedures are described in the Information Circular. The dissent procedures require that a registered Maha Shareholder who wishes to dissent send a written notice of objection to the Maha Resolution to Maha, c/o Burstall Winger Zammit LLP, Suite 1600, Dome Tower, 333 - 7th Avenue S.W. Calgary, Alberta T2P 2Z1, Attention: Doug Stuve, at or before the Maha Meeting, and must otherwise strictly comply with the dissent procedures described in the Information Circular. Failure to strictly comply with the dissent procedures will result in loss of the right to dissent. Persons who are beneficial owners of Maha Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Maha Shares are entitled to dissent. Accordingly, a beneficial owner of Maha Shares who desires to exercise the right of dissent must make arrangements for the Maha Shares beneficially owned by such holder to be registered in the holder's name prior to the time written objection to the Maha Resolution is required to be received by Maha or, alternatively, make arrangements for the registered holder of such Maha Shares to dissent on the holder's behalf. See the section entitled "The Amalgamation – Dissent Rights – Maha Dissent Rights" in the Information Circular.

The form of proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Maha Meeting; and (ii) other matters that may properly come before the Maha Meeting. As of the date hereof, management of Maha knows of no amendments, variations or other matters to come before the Maha Meeting other than the matters set forth in this Notice of Meeting. Maha Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the form of proxy.

It is the intention of the persons named in the enclosed instrument of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote in favour of all resolutions at the Palliser Meeting.

Dated at the City of Calgary, in the Province of Alberta, this 12th day of September, 2014.

BY ORDER OF THE BOARD OF DIRECTORS OF MAHA ENERGY INC.

(signed) "Jonas Lindvall"

Jonas Lindvall
President and Chief Executive Officer
Maha Energy Inc.

PALLISER SHAREHOLDERS – QUESTIONS AND ANSWERS

See "Glossary of Terms" in the Information Circular for the meaning assigned to certain terms which are capitalized below and not otherwise defined.

The enclosed Information Circular is furnished in connection with the solicitation by or on behalf of management of Palliser, of proxies to be used at the Palliser Meeting to be held at the offices of Burnet, Duckworth & Palmer LLP, 2400, 525 – 8th Avenue SW, Calgary, Alberta at 9:00 a.m. (Calgary time) on Tuesday, October 7, 2014 for the purposes indicated in the Notice of Meeting of Shareholders of Palliser Oil & Gas Corporation.

It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited by newspaper publication, personally, by telephone or Fax or other similar means by Palliser employees or agents. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Palliser Shares and normal handling charges will be paid for such forwarding services. The record date to determine the Palliser Shareholders entitled to receive notice of, and vote at, the Palliser Meeting is September 12, 2014.

Your vote is very important. Palliser encourages you to exercise your vote by using any of the voting methods described below. Your completed form of proxy must be received by Olympia Trust Company, Suite 2300, 125 -9th Avenue S.E., Calgary, Alberta T2G 0P6 by 9:00 a.m. (Calgary time) on Friday, October 3, 2014 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Palliser Meeting. Please read the following for commonly asked questions and answers regarding general guidance on voting and proxies. For information regarding the voting or appointing a proxy by internet or telephone, see the form of proxy for Palliser Shareholders and the Information Circular under the heading "General Proxy Matters – Palliser – Voting by Internet".

Q.	What am I being asked to vote on?

A.	Palliser Shareholders will be asked to consider:

	(a)	the annual business of Palliser; and

	(b)	the Palliser Resolution, the full text of which is set forth in Appendix A-1 of the Information Circular, approving the amalgamation of Palliser and Maha under the ABCA.

Approval of the Palliser Resolution at the Palliser Meeting is a condition to completion of the Amalgamation.

Q.	Why should I vote for the Palliser Resolution?

A.	Palliser Shareholders should consider the following factors and potential benefits in making their decision to vote for or against the Palliser Resolution:

the Palliser Board of Directors has unanimously determined that the Amalgamation is fair to Palliser Shareholders and is in the best interests of Palliser and Palliser Shareholders and it unanimously recommends that Palliser Shareholders vote FOR the Palliser Resolution;

the Palliser Board of Directors received a fairness opinion from NBF to the effect that, as of July 30, 2014, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Palliser Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to the Palliser Shareholders;

all of the directors and officers of Palliser have entered into Palliser Support Agreements pursuant to which they have agreed, among other things, to vote their Palliser Shares in favour of the Palliser Resolution and to otherwise support the Amalgamation;

Palliser Shareholders (other than the Palliser Shareholders who have entered into Palliser Support Agreements) have the ability to exercise Palliser Dissent Rights;

Palliser Shareholders and Maha Shareholders will have the opportunity to participate in a focussed, newly capitalized company that is expected to have a much improved balance sheet and is anticipated to receive increased market attention, resulting in enhanced liquidity and an ability to secure financing at a lower cost of capital;

experienced and recognized management team, which has operated domestically and internationally, and a board of directors with expertise in successfully growing oil and gas companies through strategic consolidation and drilling;

the complementary nature of combined, heavy oil asset bases provides significant development upside and the potential for improved efficiencies;

estimated 2014 year-end production in excess of approximately 1,650 BOE/d, of which approximately 99% is expected to be heavy oil;

gross proved reserves of approximately 5,491 MBOE (99% oil and natural gas liquids) and proved plus probable reserves of approximately 9,410 MBOE (99% oil and natural gas liquids), estimated as of December 31, 2013 based on the independent engineering evaluations of Palliser;

in excess of an estimated 3,400 net unbooked acres and 86 net unbooked locations of heavy oil development inventory in Canada;

exposure to a cyclic steam heavy oil project at the LAK Ranch heavy oil field;

New Maha is expected to have a stronger balance sheet and improved capital resources to pursue a development drilling and exploitation program and strategic acquisitions in Canada, the U.S. and outside North America;

completion of the Equity Financing and Bond Issue will result in increased financial flexibility for the combined entity;

net cash position, estimated at closing, at approximately $25 million, assuming completion of Equity Financing and Bond Issue of aggregate proceeds of not less than U.S. $70,000,000;

a large Canadian tax pool position estimated at $99 million (June 30, 2014); and

the implied value of the Amalgamation to Palliser Shareholders, being $0.19 per share based upon the arm's length pricing of recent equity issuances by Maha at US$1.25 per Maha Share, the July 30, 2014 Bank of Canada noon US$/C$ exchange rate of 1.0909, and corresponding 0.1393 exchange ratio, represents a premium of approximately 52% to the $0.125 trading price of the Palliser Shares on the Exchange (as defined in the Information Circular) immediately preceding announcement of the Amalgamation.

Q.	Am I entitled to vote?

A.

You are entitled to vote if you were a registered or non-registered holder of Palliser Shares as of the close of business on September 12, 2014, the Record Date for the Palliser Meeting. Each Palliser Share is entitled to one vote. To the extent a Palliser Shareholder transfers the ownership of any of its Palliser Shares after the Record Date and the transferee of those Palliser Shares establishes that it owns such Palliser Shares and requests, at least ten (10) days before the Palliser Meeting, to be included in the list of Palliser Shareholders eligible to vote at the Palliser Meeting, such transferee will be entitled to vote those Palliser Shares at the Palliser Meeting.

Q.	Am I a registered Palliser Shareholder?

A.	You are a registered Palliser Shareholder if your Palliser Shares are represented by a share certificate registered in your own name.

Q.	Am I a non-registered Palliser Shareholder?

A.	You are a non-registered Palliser Shareholder if your Palliser Shares are held in an account in the name of a nominee (bank, trust company, securities broker or other nominee).

Q.	Who is soliciting my proxy?

A.

The management of Palliser is soliciting your proxy. Solicitation of proxies is being done primarily by mail and may be supplemented by telephone, internet, newspaper publication or other contact, and all of the costs associated with such solicitations will be paid by Palliser.

Q.	How can I vote?

A.

If you are eligible to vote and your Palliser Shares are registered in your name, you can vote your Palliser Shares in person at the Palliser Meeting or by signing and returning your form of proxy in the envelope provided or by voting using the internet.

See "General Proxy Matters – Palliser – Voting by Internet" in the Information Circular.

Q.	How can a non-registered Palliser Shareholder vote?

A.

If your Palliser Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your Palliser Shares. Your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting instruction form. Carefully follow the instructions accompanying the proxy or voting instruction form.

Q.	How can a non-registered Palliser Shareholder vote in person at the Palliser Meeting?

A.

Palliser does not have access to all the names of its non-registered Palliser Shareholders. Therefore, if you are a non-registered Palliser Shareholder and attend the Palliser Meeting, Palliser will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the Palliser Meeting, strike out the names that appear on the form of proxy and insert your name in the space provided on the form of proxy or voting instruction form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Olympia Trust Company upon arrival at the Palliser Meeting.

Q.	Who votes my Palliser Shares and how will they be voted if I return a proxy?

A.

By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the Palliser Meeting and vote your Palliser Shares. You can use the enclosed form of proxy, or any other proper form of proxy, to appoint your proxyholder.

The Palliser Shares represented by your proxy must be voted according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes to be cast, your Palliser Shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, Palliser Shares represented by proxies received by management will be voted FOR the Palliser Resolution.

Q.	Can I appoint someone other than the individuals named in the enclosed form of proxy to vote my Palliser Shares?

A.

Yes, you have the right to appoint the person of your choice, who does not need to be a Palliser Shareholder, to attend and act on your behalf at the Palliser Meeting. If you wish to appoint a person other than the names that appear, then strike out the names that appear on the form of proxy and insert the name of your chosen proxyholder in the space provided on the form of proxy or voting instruction form sent to you by your nominee or Olympia Trust Company.

NOTE: It is important to ensure that any other person you appoint attends the Palliser Meeting and is aware that its appointment to vote your Palliser Shares has been made. Proxyholders should, on arrival at the Palliser Meeting, present themselves to a representative of Olympia Trust Company.

Q.	What if my Palliser Shares are registered in more than one name or in the name of my company?

A.

If the Palliser Shares are registered in more than one name, each registered Palliser Shareholder must sign and return a form of proxy. If the Palliser Shares are registered in the name of your company or any name other than yours, you may require documentation that proves you are authorized to sign the form of proxy on behalf of the registered Palliser Shareholder.

Q.	Can I revoke a proxy or voting instruction?

A.	If you are a registered Palliser Shareholder and have returned a proxy, you may revoke it by:

completing and signing a proxy bearing a later date, and delivering it to Olympia Trust Company;

delivering a written statement, signed by you or your authorized attorney to:

	a)	the registered office of Palliser at any time up to and including the last Business Day preceding the day of the Palliser Meeting, or an adjournment of the Palliser Meeting, at which the proxy is to be used; or

	b)	the chair of the Palliser Meeting on the day of the Palliser Meeting or any adjournment of the Palliser Meeting; or

any other manner permitted by law.

If you are a non-registered Palliser Shareholder, contact your nominee.

Q.	Do I have to surrender my current certificates representing Palliser Shares if the Amalgamation is approved?

A.

Registered Palliser Shareholders have been provided with a letter of transmittal along with the Information Circular (the "Palliser Letter of Transmittal"). Registered Palliser Shareholders must carefully follow the instructions to complete the Palliser Letter of Transmittal and return it with the certificate(s) representing their Palliser Shares and any other required documents to Olympia Trust Company (the "Palliser Depositary"), at any of the offices set forth in the Palliser Letter of Transmittal. If your Palliser Shares are not registered in your name but are held by a nominee, please contact your nominee for instructions.

Q.	What if an amendment is made to the Palliser Resolution or if other matters are brought before the Palliser Meeting?

A.

If you attend the Palliser Meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders of Palliser and to other matters that may properly come before the meeting. As of the date of the Information Circular that is enclosed herewith, Palliser's management knows of no such amendment, variation or other matter expected to come before the Palliser Meeting. If any other matters properly come before the Palliser Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q.	What if I have other questions?

A.	If you have any questions regarding the Palliser Meeting, please contact Kevin Gibson, President and Chief Executive Officer of Palliser at (403) 209-5717.

MAHA SHAREHOLDERS – QUESTIONS AND ANSWERS

See "Glossary of Terms" in the Information Circular for the meaning assigned to certain terms which are capitalized below and not otherwise defined.

The enclosed Information Circular is furnished in connection with the solicitation by or on behalf of management of Maha of proxies to be used at the Maha Meeting to be held at the offices of Burstall Winger Zammit LLP located at Suite 1600, Dome Tower, 333 - 7th Avenue S.W. Calgary, Alberta at 11:00 a.m. (Calgary time) on October 7, 2014, for the purposes indicated in the Notice of Meeting of Shareholders of Maha Energy Inc.

It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited by newspaper publication, personally, by telephone or Fax or other similar means by Maha employees or agents. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Maha Shares and normal handling charges will be paid for such forwarding services. The Record Date to determine the Maha Shareholders entitled to receive notice of, and vote at, the Maha Meeting is September 12, 2014.

Your vote is very important. Maha encourages you to exercise your vote by using any of the voting methods described below. Your completed form of proxy must be received by Burstall Winger Zammit LLP, Attention: Doug Stuve, Suite 1600, Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1, or by Fax to (403) 266-6016 by 11:00 a.m. (Calgary time) on Friday, October 3, 2014 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Maha Meeting. Please read the following for commonly asked questions and answers regarding general guidance on voting and proxies and receiving shares of New Maha upon completion of the Amalgamation.

Q.	What am I being asked to vote on?

A.	Maha Shareholders will be asked to consider:

(a)	the annual business of Maha; and

(b)	the Maha Resolution, the full text of which is set forth in Appendix A-2 of the Information Circular, approving the amalgamation of Palliser and Maha under the ABCA.

Approval of the Maha Resolution at the Maha Meeting is a condition to completion of the Amalgamation.

Q.	Why should I vote for the Maha Resolution?

A.	Maha Shareholders should consider the following factors and potential benefits in making their decision to vote for or against the Maha Resolution:

the Maha Board of Directors has unanimously determined that the Amalgamation is fair to Maha Shareholders and is in the best interests of Maha and Maha Shareholders and it unanimously recommends that Maha Shareholders vote FOR the Maha Resolution;

all of the directors and officers and certain other shareholders of Maha have entered into Maha Support Agreements pursuant to which they have agreed, among other things, to vote their Maha Shares in favour of the Maha Resolution and to otherwise support the Amalgamation;

Maha Shareholders (other than the Maha Shareholders who have entered into Maha Support Agreements) have the ability to exercise Maha Dissent Rights;

Palliser Shareholders and Maha Shareholders will have the opportunity to participate in a focussed, newly capitalized company that is expected to have a strong balance sheet and is anticipated to receive increased market attention, resulting in enhanced liquidity and an ability to secure financing at a lower cost of capital;

experienced and internationally recognized management team and board of directors with expertise in successfully growing oil and gas companies through strategic consolidation and drilling;

the complementary nature of combined, heavy oil asset bases provides significant development upside and the potential for improved efficiencies;

estimated 2014 year-end production in excess of approximately 1,650 BOE/d, of which approximately 99% is expected to be heavy oil;

gross proved reserves of approximately 5,491 MBOE (99% oil and natural gas liquids) and proved plus probable reserves of approximately 9,410 MBOE (99% oil and natural gas liquids), estimated as of December 31, 2013 based on the independent engineering evaluations of Palliser;

in excess of an estimated 3,400 net unbooked acres and 86 net unbooked locations of heavy oil development inventory in Canada;

exposure to a cyclic steam heavy oil project at the LAK Ranch heavy oil field;

New Maha is expected to have a stronger balance sheet and improved capital resources to pursue a development drilling and exploitation program and strategic acquisitions in Canada, the U.S. and outside North America;

an application has been made to list the New Maha Shares on the Exchange (as defined in the Information Circular) and management of New Maha intends to also apply for a secondary listing on First North stock exchange in Stockholm, Sweden, however no assurance can be made that either listing will be approved;

completion of the Equity Financing and Bond Issue is expected to result in increased financial flexibility for the combined entity;

net cash position, estimated at closing, at approximately $25 million, assuming completion of Equity Financing and Bond Issue of aggregate proceeds of not less than U.S. $70,000,000; and

a large Canadian tax pool position estimated at $99 million (June 30, 2014).

Q.	Am I entitled to vote?

A.

You are entitled to vote if you were a registered or non-registered Maha Shareholder as of the close of business on September 12, 2014, the Record Date for the Maha Meeting. Each Maha Share is entitled to one vote. To the extent a Maha Shareholder transfers the ownership of any of its Maha Shares after the Record Date and the transferee of those Maha Shares establishes that it owns such Maha Shares and requests, at least ten (10) days before the Maha Meeting, to be included in the list of Maha Shareholders eligible to vote at the Maha Meeting, such transferee will be entitled to vote those Maha Shares at the Maha Meeting.

Q.	Am I a registered Maha Shareholder?

A.	You are a registered Maha Shareholder if your Maha Shares are represented by a share certificate registered in your own name.

Q.	Am I a non-registered Maha Shareholder?

A.	You are a non-registered Maha Shareholder if your Maha Shares are held in an account in the name of a nominee (bank, trust company, securities broker or other financial institution).

Q.	Who is soliciting my proxy?

A.

The management of Maha is soliciting your proxy. Solicitation of proxies is being done primarily by mail and may be supplemented by telephone, internet, newspaper publication or other contact, and all of the costs associated with such solicitations will be paid by Maha.

Q.	How can I vote?

A.

If you are eligible to vote and your Maha Shares are registered in your name, you can vote your Maha Shares in person at the Maha Meeting or by signing and returning your form of proxy in the prepaid envelope provided.

Q.	How can a non-registered Maha Shareholder vote?

A.

If your Maha Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your Maha Shares. Your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting instruction form. Carefully follow the instructions accompanying the proxy or voting instruction form.

Q.	How can a non-registered Maha Shareholder vote in person at the Maha Meeting?

A.

Maha may not have access to all the names of its non-registered Maha Shareholders. Therefore, if you are a non-registered Maha Shareholder and attend the Maha Meeting, Maha may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the Maha Meeting, strike out the names that appear on the form of proxy and insert your name in the space provided on the form of proxy or voting instruction form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Burstall Winger Zammit LLP upon arrival at the Maha Meeting.

Q.	Who votes my Maha Shares and how will they be voted if I return a proxy?

A.

By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the Maha Meeting and vote your Maha Shares. You can use the enclosed form of proxy, or any other proper form of proxy, to appoint your proxyholder.

The Maha Shares represented by your proxy must be voted according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes to be cast, your Maha Shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, Maha Shares represented by proxies received by management will be voted FOR the Maha Resolution.

Q.	Can I appoint someone other than the individuals named in the enclosed form of proxy to vote my Maha Shares?

A.

Yes, you have the right to appoint the person of your choice, who does not need to be a Maha Shareholder, to attend and act on your behalf at the Maha Meeting. If you wish to appoint a person other than the names that appear, then strike out the names that appear on the form of proxy and insert the name of your chosen proxyholder in the space provided on the form of proxy or voting instruction form sent to you by your nominee or Burstall Winger Zammit LLP.

NOTE: It is important to ensure that any other person you appoint attends the Maha Meeting and is aware that its appointment to vote your Maha Shares has been made. Proxyholders should, on arrival at the Maha Meeting, present themselves to a representative of Burstall Winger Zammit LLP.

Q.	What if my Maha Shares are registered in more than one name or in the name of my company?

A.

If the Maha Shares are registered in more than one name, each registered Maha Shareholder must sign and return a form of proxy. If the Maha Shares are registered in the name of your company or any name other than yours, you may require documentation that proves you are authorized to sign the form of proxy on behalf of the registered Maha Shareholder.

Q.	Can I revoke a proxy or voting instruction?

A.	If you are a registered Maha Shareholder and have returned a proxy, you may revoke it by:

completing and signing a proxy bearing a later date, and delivering it to Burstall Winger Zammit LLP;

delivering a written statement, signed by you or your authorized attorney to:

	a)	the registered office of Maha at any time up to and including the last Business Day preceding the day of the Maha Meeting, or an adjournment of the Maha Meeting, at which the proxy is to be used; or

	b)	the chair of the Maha Meeting on the day of the Maha Meeting or any adjournment of the Maha Meeting; or

any other manner permitted by law.

If you are a non-registered Maha Shareholder, contact your nominee for their assistance.

Q.	What if an amendment is made to the Maha Resolution or if other matters are brought before the Maha Meeting?

A.

If you attend the Maha Meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Maha Shareholders and to other matters that may properly come before the Maha Meeting. As of the date of the Information Circular that is enclosed herewith, Maha's management knows of no such amendment, variation or other matter expected to come before the Maha Meeting. If any other matters properly come before the Maha Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q.	How do I receive certificates representing my New Maha Shares in exchange for my Maha Share certificates?

A.

After the effective date of the Amalgamation, certificates formerly representing Maha Shares (other than Maha Shares held by Maha Shareholders who have validly exercised their Maha Dissent Rights) will be cancelled in accordance with the terms of the Amalgamation Agreement and each registered Maha Shareholder (other than Maha Shares held by Maha Shareholders who have validly exercised their Maha Dissent Rights) will receive a certificate representing the New Maha Shares that such Maha Shareholder is entitled to receive pursuant to the Amalgamation from the transfer agent of New Maha, Olympia Trust Company.

Q.	Will the New Maha Shares be listed on a stock exchange?

A.

The Palliser Shares currently trade on the Exchange under the symbol "PXL" and the New Maha Shares issuable in connection with the Amalgamation have been conditionally approved for listing on the Exchange, subject to the satisfaction of the applicable listing requirements of the Exchange and will trade under the symbol "MHA".

Q.	What if I have other questions?

A.

If you have any questions regarding the Maha Meeting, please contact Ron Panchuk, Chief Corporate Officer and Corporate Secretary of Maha at (403) 703-5694, or Jonas Lindvall, President and Chief Executive Officer of Maha at (403) 467-2450.

JOINT INFORMATION CIRCULAR

GENERAL INFORMATION

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Palliser and Maha for use at the Palliser Meeting and the Maha Meeting, respectively, and any adjournment(s) thereof. No person has been authorized to give any information or make any representation in connection with the Amalgamation or any other matters to be considered at the Palliser Meeting or the Maha Meeting other than as contained in this Information Circular (or incorporated by reference herein) and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Amalgamation in this Information Circular are qualified in their entirety by reference to the complete text of the Amalgamation Agreement which is attached as Appendix B to this Information Circular. You are urged to carefully read the full text of the Amalgamation Agreement.

Information Contained in this Information Circular

The information contained in this Information Circular is given as at September 12, 2014, except where otherwise noted, and information contained in documents incorporated by reference herein is given as of the dates noted in those documents.

The information concerning Palliser contained in this Information Circular has been provided by Palliser. Maha does not assume any responsibility for the accuracy or completeness of such information or the failure by Palliser to disclose events which may have occurred or may affect the completeness of such information.

The information concerning Maha contained in this Information Circular has been provided by Maha. Palliser does not assume any responsibility for the accuracy or completeness of such information or the failure by Maha to disclose events which may have occurred or may affect the completeness of such information.

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Palliser Shareholders and Maha Shareholders should consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Information Circular.

If you hold Palliser Shares and/or Maha Shares through a bank, trust company, a nominee, security dealer or broker, trustee or administrator of a self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans or tax free saving account or similar plans, or other intermediary (collectively, an "Intermediary"), you should contact your Intermediary for instructions and assistance in voting and exchanging the Palliser Shares and/or voting the Maha Shares, as applicable, that you beneficially own.

Cautionary Notice Regarding Forward-Looking Statements and Information

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements and information. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "potential", "pro forma" and similar expressions are intended to identify forward-looking statements or information. Forward-looking information presented in such statements or disclosures may, among other things, relate to: (i) the anticipated benefits from the Amalgamation; (ii) the expected completion and implementation date of the Amalgamation; (iii) certain combined operational, financial, production and reserve information; (iv) the nature of New Maha's operations following the Amalgamation; (v) sources of income; (vi) forecasts of capital expenditures, including general and administrative expenses; (vii) expectations regarding the ability to raise capital; (viii) fluctuations in currency exchange rates; (ix) anticipated income taxes; (x) New Maha's business outlook following the Amalgamation; (xi) plans and objectives of management for future operations; (xii) forecast production rates and reserve estimates; and (xiii) anticipated operational and financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to Palliser and Maha, as applicable, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Information Circular in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

  the approval of the Palliser Resolution by the Palliser Shareholders;

  the approval of the Maha Resolution by the Maha Shareholders;

  the Bond Issue and Equity Financing shall have been completed for aggregate gross proceeds totalling not less than US$70,0000,000;

  satisfaction of the other conditions to completion of the Amalgamation, including the receipt of all required regulatory and third party approvals to complete the Amalgamation, including the Exchange;

  the completion of the Amalgamation;

  no material changes in the legislative and operating framework for the business of Palliser and Maha, as applicable;

  no material adverse changes in the business of either or both of Palliser and Maha; and

  no significant event occurring outside the ordinary course of business of Palliser or Maha, as applicable such as a natural disaster or other calamity.

The forward-looking information in statements or disclosures in this Information Circular (including the documents incorporated by reference herein) is based (in whole or in part) upon factors which may cause actual results, performance or achievements of Palliser or Maha, as applicable, to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to Palliser and Maha, as applicable, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While Palliser and Maha do not know what impact any of those differences may have on their respective businesses, results of operations, financial condition and credit stability may be materially adversely affected.

You are further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

You are cautioned that the foregoing list is not exhaustive. Readers should carefully review and consider the risk factors described under "The Amalgamation – Risk Factors Related to the Amalgamation", "Certain Canadian Federal Income Tax Considerations" and other risks described elsewhere in this Information Circular and in the documents incorporated by reference herein. Additional information on these and other factors that could affect the operations or financial results of Palliser or Maha are included in documents on file with applicable Canadian Securities Administrators and may be accessed, in Palliser's case, on Palliser's issuer profile through the System for Electronic Document Analysis and Retrieval (SEDAR) website (www.sedar.com) and, in the case of Maha, at Maha's website (www.mahaenergy.ca). Such documents unless expressly incorporated by reference herein and websites, although referenced, do not form part of this Information Circular.

The forward-looking statements and information contained in this Information Circular (including the documents incorporated by reference herein) are made as of the date hereof and thereof and Palliser and Maha undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable Canadian securities laws. Because of the risks, uncertainties and assumptions contained herein and in the documents incorporated by reference herein, shareholders should not place undue reliance on forward-looking statements or disclosures. The forward-looking information and statements contained herein and the documents incorporated by reference herein are expressly qualified in their entirety by this cautionary statement.

Information for Beneficial Shareholders

Only those persons whose name appears on the register of Palliser as the owner of Palliser Shares or whose name appears on the register of Maha as the owner of Maha Shares (collectively, "Registered Holders") or duly appointed proxyholders are permitted to vote at the Meetings. Many shareholders are "non-registered" shareholders because the Palliser Shares and Maha Shares (together, the "Shares") they own are not registered in their names but are instead registered in the name of an Intermediary through which they hold the Shares. More particularly, a person is not a Registered Holder in respect of Shares which are held on behalf of that person (the "Beneficial Shareholder") but which are registered either: (a) in the name of an Intermediary that the Beneficial Shareholder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, nominees, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans or tax free savings accounts and similar plans or other intermediaries); or (b) in the name of a clearing agency (such as CDS or Cede & Co.) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which company acts as nominee for many Canadian brokerage firms. Shares so held by Intermediaries can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Shares held for Beneficial Shareholders.Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person or that the Shares are duly registered in their name well in advance of the Palliser Meeting or Maha Meeting, respectively.

Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meetings. Often, the voting instruction form supplied to a Beneficial Shareholder by its Intermediary is identical to the form of proxy provided to Registered Holders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails its voting instruction form (a "Voting Instruction Form"), which may be scanned, in lieu of the form of proxy. The Beneficial Shareholders will be requested to complete and return the Voting Instruction Form to Broadridge by mail or Fax. Alternatively, Beneficial Shareholders can call a toll-free telephone number or access the internet to vote the Shares held by the Beneficial Shareholder. The toll-free number and website will be provided by Broadridge in its Voting Information Form. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meetings. A Beneficial Shareholder receiving a Voting Instruction Form from Broadridge cannot use that Voting Instruction Form to vote Shares directly at the Palliser Meeting or the Maha Meeting, as the case may be, as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Palliser Meeting or the Maha Meeting, as the case may be, in order to have those Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Palliser Meeting or the Maha Meeting, as the case may be, for the purposes of voting Shares registered in the name of its Intermediary, it may attend at the Palliser Meeting or the Maha Meeting, as the case may be, as a proxyholder for the Registered Holder and vote its Shares in that capacity. Should a Beneficial Shareholder wish to vote at the Palliser Meeting or the Maha Meeting, as the case may be, in person, it should enter its own name in the blank space on the form of proxy provided to the Beneficial Shareholder and return the document to its Intermediary (or the agent of such Intermediary) in accordance with the instructions provided by such Intermediary or agent well in advance of the applicable Meeting.

Beneficial Shareholders of Palliser Shares should also instruct their Intermediary to complete the Palliser Letter of Transmittal regarding the Amalgamation in order to receive the New Maha Shares issuable pursuant, to and in connection with, the Amalgamation in exchange for such holder's Palliser Shares.

See "Palliser Shareholders – Questions and Answers" accompanying this Information Circular and "General Proxy Matters – Palliser".

See "Maha Shareholders – Questions and Answers" accompanying this Information Circular and "General Proxy Matters – Maha".

Information for Palliser Shareholders and Maha Shareholders in the United States

The New Maha Shares issuable to Palliser Shareholders and Maha Shareholders in exchange for their Palliser Shares or Maha Shares, as applicable, under the Amalgamation have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

The solicitation of proxies for the Meetings is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate laws and Canadian securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Palliser Shareholders and Maha Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Therefore, information concerning assets and operations of Palliser and Maha, and future assets and operations of New Maha included in or incorporated by reference into this Information Circular, has been prepared in accordance with Canadian standards and is not comparable in all respect to similar information for United States companies.

In particular, and without limiting the foregoing, information included in or incorporated by reference into this Information Circular regarding oil and gas operations and properties and estimates of oil and gas reserves has been prepared in accordance with Canadian disclosure standards, which differ in certain respects from the disclosure standards applicable to information included in reports and other materials filed with the United States Securities and Exchange Commission (the "SEC") by issuers subject to SEC reporting and disclosure requirements.

The financial statements of Maha have been prepared in U.S. Dollars.

The financial statements of Palliser and other financial information, unless otherwise specifically noted, including, without limitation, pro forma financial statements and other financial information, included in or incorporated by reference in this Information Circular have been prepared in Canadian dollars. The financial statements of Palliser and Maha and other financial information including, without limitation, pro forma financial statements and other financial information, included in or incorporated by reference in this Information Circular have been prepared in accordance with IFRS, and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and United States auditing and auditor independence standards in certain material respects, and thus are not directly comparable to financial statements of companies prepared in accordance with United States generally accepted accounting principles and that are subject to United States auditing and auditor independence standards.

New Maha Shares issuable to Palliser Shareholders and Maha Shareholders pursuant to the Amalgamation will be "restricted securities" under the U.S. Securities Act, and thus subject to resale restrictions under the U.S. Securities Act, to the same extent and proportion as the Palliser Shares or Maha Shares for which the New Maha Shares are being exchanged pursuant to the Amalgamation.

See "The Amalgamation – Securities Law Matters – United States".

Palliser Shareholders and Maha Shareholders should be aware that the exchange of their securities for New Maha Shares as described herein, and the holding and disposition of such New Maha Shares, may have tax consequences in both the United States and Canada. The United States consequences for Maha Shareholders who are resident in, or citizens of, the United States are not described herein. All Maha Shareholders should seek their own tax advice with respect to the tax consequences to them under the laws of any relevant domestic or foreign, state, local or other taxing jurisdiction of the transactions contemplated by the Amalgamation in light of their particular situation.

Presentation of Oil and Gas Reserves and Production Information

All oil and natural gas reserve information contained or incorporated by reference in this Information Circular has been prepared and presented in accordance with National Instrument 51-101. The actual oil and natural gas reserves and future production may be greater than or less than the estimates provided in this Information Circular. The estimated future net revenue from the production of the disclosed oil and natural gas reserves may not represent the fair market value of these reserves.

Abbreviations

Oil and Natural Gas Liquids		Natural Gas

Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Mstb	thousand stock tank barrels	MMbtu	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGLs	natural gas liquids
STB	standard tank barrels
Other

AECO	The natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or greater is generally referred to as light crude oil.
BOE or	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion
Boe

factor is an industry accepted norm and is not based on either energy content or current prices). Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

BOE/d	barrel of oil equivalent per day
m3	cubic metres
MBOE	thousand barrels of oil equivalent
Mcfe	thousand cubic feet of gas equivalent, using the conversion factor of 1 barrel of oil being equivalent to 6 Mcf of natural gas
RLI	reserve life index
WCS	Western Canadian Select heavy oil reference price
000s	thousands
$M or	thousands of dollars
$000s
MM	Million
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Where any disclosure of reserves data is made in this Information Circular or the documents incorporated by reference herein that does not reflect all reserves of Palliser or Maha, as applicable, the reader should note that the estimates of reserves and future net revenue for individual properties or groups of properties may not reflect the same confidence level as estimates of the reserves and future net revenue for all properties, due to the effects of aggregation.

Conversions

To Convert From	To	Multiply By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Gigajoules	MMbtu	0.950
MMbtu	gigajoules	1.0526
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

Conventions

Words importing the singular include the plural and vice versa.

In this Information Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "dollars" or "$" are to Canadian dollars, references to "US$" are to United States dollars.

Currency Exchange Rates

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; and (ii) the high, low and average exchange rates during each such period, in each case based on those rates published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate"). On July 30, 2014, the Bank of Canada noon rate was US$1.0909 equals $1.00. On September 12, 2014, the Bank of Canada noon rate was US$1.1076 equals $1.00.

			Six Months
			Ended
	Year Ended December 31,		June 30,
	2013	2012	2014
	US$	US$	US$
High	1.0660	1.0369	1.1234
Low	0.9815	0.9642	1.0589
Average(1)	1.0276	0.9973	1.0943
Closing	1.0617	1.0054	0.9393

Note:

Calculated as an average of the daily Bank of Canada noon rates for each day during the respective period.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including in the section entitled "Summary Information" and in Appendices F and G attached hereto.

"ABCA" means the Business Corporation Act (Alberta);

"Acquisition Proposal" means, other than the Amalgamation, any inquiry or the making of any offer or proposal, whether or not in writing or subject to a due diligence or other condition, to Palliser, or any securityholder of Palliser (including any take-over bid initiated by advertisement or circular) from any Person or Persons acting "jointly or in concert" (where such phrase has the meaning ascribed thereto in Applicable Canadian Securities Laws) prior to the termination of the Amalgamation Agreement or consummation of the Amalgamation, as applicable, which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(i)

any direct or indirect sale, issuance or acquisition of shares or other equity interests in Palliser, that, taken together with the securities of Palliser held by the proposed acquirer, represents 20% or more of the voting securities or other equity interests in Palliser (or securities convertible into or exercisable for 20% or more of such securities or interests);

(ii)

any direct or indirect acquisition or purchase (or any lease, long term supply agreement or other arrangement having the same economic effect as an acquisition or purchase), of assets of Palliser that contribute 20% or more of the consolidated revenue of Palliser or constitute 20% or more of the consolidated assets of Palliser;

(iii)	an amalgamation, arrangement, merger, business combination, consolidation, share exchange or other similar transaction involving Palliser;

(iv)	a take-over bid, issuer bid, tender offer, exchange offer, recapitalization, liquidation, dissolution, reorganization or other similar transaction involving Palliser; or

(v)

any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Amalgamation Agreement or the Amalgamation or which would or could reasonably be expected to materially reduce the benefits to the Parties under the Amalgamation Agreement or the Amalgamation;

except that for the purpose of the definition of "Superior Proposal", the references in the definition of "Acquisition Proposal" to: (A) "20% or more of the voting securities or other equity interests" shall be deemed to be references to "50% or more of the voting securities or other equity interests"; (B) "20% or more of such securities or interests" shall be deemed to be references to "50% or more of such securities or interests"; (C) "20% or more of the consolidated revenue" shall be deemed to be references to "50% or more of the consolidated revenue"; and (D) "20% or more of the consolidated assets" shall be deemed to be references to "50% or more of the consolidated assets";

"Amalgamation" means the amalgamation of Palliser and Maha pursuant to the provisions of the ABCA and the Amalgamation Agreement;

"Amalgamation Agreement" means the amalgamation agreement entered into between Palliser and Maha dated effective as of July 30, 2014, as the same may be amended or supplemented from time to time and, where applicable, to the schedules annexed thereto;

"Applicable Canadian Securities Laws" means, collectively, and as the context may require, the applicable securities Laws of each of the provinces and territories of Canada, and the rules, regulations, instruments, orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

"Appropriate Regulatory Approvals" means all of the rulings, consents, orders, exemptions, permits and other approvals, if any, of Governmental Entities and the Exchange required or necessary for the completion of the Transactions contemplated in the Amalgamation Agreement;

"Articles of Amalgamation" means the articles of amalgamation giving effect to the Amalgamation;

"Bank" means National Bank of Canada;

"Bond Issue" means the proposed offering of non-convertible bonds by Maha with expected aggregate gross proceeds of a minimum of approximately US$55,000,000;

"Business Day" means a day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, Sunday or a day observed as a holiday in Calgary, Alberta under the Laws of the Province of Alberta or the federal Laws of Canada applicable therein;

"Certificate of Amalgamation" means the certificate of amalgamation to be issued by the Registrar under section 185 of the ABCA giving effect to the Amalgamation;

"Change of Control" includes situations where after giving effect to the amalgamation and as a result of such transaction:

(a) any one Person holds a sufficient number of the Palliser Shares or the Resulting Issuer Shares to affect materially the control of Palliser or Resulting Issuer, or

(b) any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding hold in total a sufficient number of the Palliser Shares or the Resulting Issuer Shares to affect materially the control of Palliser or the Resulting Issuer;

where such Person or combination of Persons did not previously hold a sufficient number of Palliser Shares or Resulting Issuer Shares to affect materially the control of Palliser or the Resulting Issuer. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold more than 20% of the Palliser Shares or the Resulting Issuer Shares is deemed to materially affect the control of Palliser or the Resulting Issuer.

"CHOPS" means cold flow heavy oil production;

"Closing" has the meaning set forth in Section 7.9 of the Amalgamation Agreement;

"Completion Date" means the date of the Final Exchange Bulletin;

"Confidentiality Agreements" means, together: (i) the confidentiality agreement dated April 9, 2014 between Palliser and Maha entered into in connection with the transactions contemplated herein; and (ii) the confidentiality agreement dated May 1, 2014 between Palliser and Maha entered into in connection with the transactions contemplated herein;

"Contract" means any note, mortgage, indenture, non-governmental permit or license, franchise, lease or other contract, agreement, commitment or arrangement binding upon a Party or any of its Subsidiaries;

"Depositing Shareholder" means a Palliser Shareholder depositing Palliser Shares in accordance with the Palliser Letter of Transmittal;

"Deposited Securities" means Palliser Shares deposited by a Depositing Shareholder;

"Effective Date" means the date shown on the Certificate of Amalgamation;

"Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date;

"Employee Obligations" means any obligations or liabilities of Palliser to pay any amount to, or for the benefit of, its officers, directors, consultants or employees, in respect of the severance or termination of any such person upon the consummation of the transactions contemplated by the Amalgamation Agreement, including, in connection with any termination of employment or change of control of Palliser or any retention or bonus payments or plans implemented by Palliser, pursuant to any written agreements or resolutions of the Palliser Board of Directors (or any committee thereof), pension plans or other plans or otherwise in accordance with applicable Laws, but, for greater certainty, does not include (i) any obligation or liability of Palliser for salary, annual performance bonuses, vacation pay, benefits, parking, expense reimbursement or directors' fees in the ordinary course, including the payment of deferred Palliser Share Units (in each case in amounts consistent with historic practices), and (ii) any amounts payable by Palliser to any director, officer, employee or consultant in connection with the surrender or cancellation of any Palliser Options;

"Equity Financing" means the proposed offering of Maha Shares by Maha at an issue price to be determined in the context of the market and anticipated to be US$1.50 per Maha Share or such other issue price as is acceptable to Palliser, acting reasonably, with expected aggregate gross proceeds of a minimum of approximately US$15,000,000;

"Exchange" means the TSX Venture Exchange;

"Exchange Rules" means the TSX Venture Exchange Corporate Finance Manual;

"Forbearance Agreement" means the a Loan Amending and Extension Forbearance Agreement, between Palliser and the Bank, dated July 30, 2014;

"Final Exchange Bulletin" means the bulletin issued by the Exchange following closing of the RTO and the submission of all Post-Approval Documents which evidences the Final Exchange acceptance of the RTO.

"Form 41-101F1" means Form 41-101F1 Information Required in a Prospectus of National Instrument 41-101General Prospectus Requirements;

"Form 44-101F1" means Form 44-101F1 Short Form Prospectus of National Instrument 44-101 Short Form Prospectus Distributions;

"GAAP" means generally accepted accounting principles consistently applied in Canada, including IFRS as applicable;

"Governmental Entity" means any government, parliament, legislature, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, court or other law, rule or regulation-making entity having jurisdiction or exercising executive, legislative, judicial, regulatory or administrative powers on behalf of any federation or nation, or any province, territory, state or other subdivision thereof or any municipality, district or other subdivision thereof, including, for greater certainty and without limitation, any Securities Authorities;

"Governmental Order" means any order, writ, ruling, judgment, injunction, decree, stipulation, determination, award, directive or citation entered by or with any Governmental Entity;

"Hartco" means Hartco Financial Inc., owned by a shareholder of Maha;

"Holder" when used with reference to the Resulting Issuer, Palliser or Maha, means a holder of any class of outstanding or issued securities of the Resulting Issuer, Palliser or Maha, as applicable, shown from time to time in the register maintained by or on behalf of the Resulting Issuer, Palliser or Maha, as applicable, in respect of such securities;

"HVL" means high volume lift;

"Identified Palliser Employees" means Glenn Taylor, Robert Richardson and Ivan J. Condic;

"IFRS" means international financial reporting standards;

"Indebtedness" of any Person at any time means obligations of such Person or any of its Subsidiaries (without duplication) to pay (in whole or in part) any of the following amounts at such time:

(i)

liabilities which, in accordance with GAAP, would be classified upon the consolidated balance sheet of that Person prepared as at such time as indebtedness for borrowed money, including, without duplication, bank indebtedness, long-term debt, capital lease obligations and indebtedness to affiliates and other financial indebtedness, including convertible debentures and other like debt instruments which, in accordance with GAAP, would be included in the shareholders, unitholders or partners equity on the balance sheet of such Person;

(ii)	amounts payable, actual or contingent, primary, secondary or by way of guarantee, matured or unmatured, under, by reason of or otherwise in respect of, any bankers' acceptance;

(iii)

amounts payable, actual or contingent, primary, secondary or by way of guarantee, matured or unmatured, under, by reason of or otherwise in respect of any sale of promissory notes, sale of accounts, factoring, securitization or discounting arrangement to the extent recourse to such Person or any Subsidiary of it exists to recover such amounts payable;

(iv)

amounts payable, actual or contingent, primary, secondary or by way of guarantee, matured or unmatured, under, by reason of or otherwise in respect of, any (i) standby credit, bank guarantee or performance bond issued to secure obligations that do not constitute trade obligations incurred in the ordinary course of conducting day-to-day business, (ii) sale/lease-back transaction or (iii) so- called "synthetic lease" transaction;

(v)	any amount payable under any direct or indirect guarantee of any amount of the nature described in any of paragraphs (i) to (iv) above.

Notwithstanding the foregoing, "Indebtedness" shall specifically exclude:

(vi)	reserves for deferred taxes or general contingencies;

(vii)	current trade payables which are payable on customary or usual trade terms;

(viii)	current expenses (other than interest expense) accrued in the ordinary course of business, for any current fiscal period;

(ix)	customer advance payments and deposits received in the ordinary course of business;

(x)	the mark to market value of any financial derivatives; and

(xi)	non-current decommissioning liabilities;

"Joint Circular" or "Circular" means the joint notice of meeting and information circular and proxy statement of Palliser and Maha, and all related materials at the time required to be mailed to the Maha Shareholders and the Palliser Shareholders, respectively, in connection with the Palliser Meeting and the Maha Meeting, respectively, and all amendments or supplements thereto, if any;

"LAK Ranch heavy oil field" means the LAK Ranch property in Weston Country, Wyoming, U.S.A., in which Maha U.S. has acquired a 99% working interest in 6,400 acres in two transactions from Derek Resources (U.S.A.) Inc.;

"Laws" means all statutes, codes, ordinances, regulations, statutory rules, published policies, published guidelines and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term "applicable" with respect to such Laws, and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities (all references herein to a specific statute being deemed to include all applicable rules, regulations, rulings, orders and forms made or promulgated under such statute and the published policies and published guidelines of the Governmental Entities administering such statute) and shall include the published rules and policies of the Exchange;

"Lien" means

(a)	any right of set-off intended to secure the payment or performance of an obligation,

(b)

any interest in property created by way of mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, hire purchase agreement, conditional sale agreement, deposit arrangement, title retention, capital lease or discount, factoring or securitization arrangement on recourse terms,

(c)	any statutory deemed trust or lien, any preference, priority, adverse claim, levy, execution, seizure, attachment, garnishment or other encumbrance which binds property, and

(d)	any agreement to grant any of the rights or interests described in any of paragraphs (a) to (c) above;

"Maha Assets" means the property and assets of Maha of every kind and description wheresoever situated;

"Maha Board" or "Maha Board of Directors" means the board of directors of Maha;

"Maha Disclosure Letter" means the letter of Maha to Palliser dated July 30, 2014 which sets forth certain information to qualify the representations and warranties of Maha in the Amalgamation Agreement;

"Maha Dissent Right" means the right of dissent of a Maha Shareholder in connection with the Maha Resolution (pursuant to and in the manner set forth in Section 191 of the ABCA);

"Maha Dissenting Shareholder" means a Maha Shareholder, who in connection with the Maha Resolution exercises its Maha Dissent Right;

"Maha Financial Statements" means, collectively, the audited consolidated financial statements of Maha as at and for the year ended December 31, 2013, together with the notes thereto and the auditors' report thereon and the interim, unaudited consolidated financial statements of Maha for the six month period ended June 30, 2014, together with the notes thereto;

"Maha Information" has the meaning ascribed to that term in subsection 7.2(a) of the Amalgamation Agreement;

"Maha Meeting" means the annual and special meeting of Maha Shareholders to be held to consider, among other things, the Maha Resolution;

"Maha Options" means the options to acquire Maha Shares issued pursuant to the Maha Stock Option Plan;

"Maha Resolution" means the special resolution to be considered by the Maha Shareholders at the Maha Meeting with respect to the Amalgamation (a copy of which is attached hereto as Appendix A-2);

"Maha Securities" means the Maha Shares, the Maha Options and the Maha Warrants;

"Maha Securityholders" means, at any time, the holders of Maha Securities at that time;

"Maha Shareholders" means, at any time, the holders of Maha Shares at that time;

"Maha Shares" means the common shares in the capital of Maha;

"Maha Stock Option Plan" means the stock option plan of Maha;

"Maha Support Agreements" has the meaning ascribed to it in Section 2.12 of the Amalgamation Agreement;

"Maha U.S." means Maha Energy (U.S.) Inc., a corporation existing pursuant to the laws of the State of Wyoming;

"Maha Warrants" means the share purchase warrants of Maha, whereby each whole warrant entitles the holder thereof to purchase one Maha Share at a price of US$0.45 per Maha Share;

"Material Adverse Change" or "Material Adverse Effect" means, with respect to either Party, any fact or state of facts, circumstance, change, effect, occurrence or event that individually or in the aggregate is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), business, operations, properties, licenses, affairs, assets, liabilities (contingent or otherwise), capitalization, results of operations, cash flows or prospects of such Party (taken as a whole), or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by the Amalgamation Agreement, other than any fact, state of facts, circumstance, change, effect, occurrence or event relating to or resulting from:

(a)

conditions affecting the oil and gas industry generally in jurisdictions in which such Party carries on business, including, without limitation, changes in commodity prices, royalties, applicable Laws or taxes;

(b)	general economic or financial conditions, currency exchange rates, or securities or commodity prices in Canada or the United States;

(c)	any matter which has been publicly disclosed prior to July 30, 2014 or that is set forth in any of the Palliser Disclosure Letter or the Maha Disclosure Letter;

(d)	any changes or effects arising from matters permitted or contemplated by the Amalgamation Agreement or as a result of the announcement thereof; or

(e)

with respect to Palliser, a change in the market trading price or trading volume of the Palliser Shares either as a result of a change, effect, event or occurrence excluded from the definition of Material Adverse Effect under clauses (i), (ii), (iii) or (iv) above;

provided, however, that the change or effect referred to in clause (i) or (ii) above does not primarily relate only to (or have the effect of primarily relating only to) a Party and its Subsidiaries, if any (taken as a whole), or disproportionately affects a Party and its Subsidiaries, if any (taken as a whole), compared to other entities of similar size operating in the oil and gas exploration, exploitation, development and production industry, in which case the relevant exclusion from this definition of Material Adverse Change or Material Adverse Effect referred to above shall not be applicable;

"Material Contracts" means all Contracts or other obligations or rights (and all amendments, modifications and supplements thereto and all side letters to which any Party or any of its Subsidiaries is a party affecting the obligations of any party thereunder) to which Palliser or Maha is a party or by which any of their respective properties or assets are bound that are material to the business, properties or assets of Palliser or Maha or any Subsidiary taken as a whole, including to the extent any of the following are material to the business, properties or assets of a Party or any of its Subsidiaries, taken as a whole, all: (i) employment, severance, personal services, consulting, non-competition or indemnification Contracts (including any Contract to which a Party or any of its Subsidiaries is a party involving employees); (ii) Contracts granting a right of first refusal or first negotiation; (iii) partnership or joint venture agreements; (iv) Contracts for the acquisition, sale or lease of material properties or assets of a Party or any of its Subsidiaries (by purchase or sale of assets or stock or otherwise); (v) Contracts with any Governmental Entity; (vi) loan or credit agreements, mortgages, indentures or other Contracts or instruments evidencing indebtedness for borrowed money by a Party or any of its Subsidiaries or any such agreement pursuant to which indebtedness for borrowed money may be incurred; (vii) Contracts that purport to limit, curtail or restrict the ability of Maha to compete in any geographic area or line of business; (viii) commitments and agreements to enter into any of the foregoing; and (ix) all Contracts that provide for annual payments to or from Palliser or Maha or any Subsidiary thereof in excess of $100,000 per annum;

"material fact" has the meaning ascribed thereto in the Securities Act;

"misrepresentation" has the meaning ascribed thereto in the Securities Act;

"Multilateral Instrument 61-101" means Multilateral Instrument 61-101 - Protection of Minority Securities Holders in Special Transactions;

"National Instrument 41-101" means National Instrument 41-101 General Prospectus Requirements;

"National Instrument 51-101" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"National Instrument 51-102" means National Instrument 51-102 Continuous Disclosure Obligations;

"National Instrument 52-110" means National Instrument 52-110 Audit Committees;

"NBF" or "Financial Advisor" means National Bank Financial Inc., financial advisor to Palliser with respect to the Amalgamation;

"Net Debt" means the aggregate of bank debt plus current liabilities (determined in accordance with GAAP but specifically excluding Employee Obligations and Transaction Costs) minus current assets (all as determined in accordance with GAAP);

"notice" has the meaning set forth in Section 10.2 of the Amalgamation Agreement;

"Outside Date" means October 31, 2014;

"Palliser AIF" means the annual information form of Palliser for the year ended December 31, 2013 dated April 30, 2014;

"Palliser Board" or "Palliser Board of Directors" means the board of directors of Palliser;

"Palliser Credit Facility" means, together, (i) Palliser's revolving, operating demand bank credit facility effective as of December 31, 2012 with an authorized amount of $41,913,000; and (ii) Palliser's acquisition/development demand loan effective as of May 16, 2013 with an authorized amount of $1,370,000, as amended by the parties to the Palliser Credit Facility on June 18, 2013 and October 29, 2013;

"Palliser Depositary" means Olympia Trust Company;

"Palliser Disclosure Letter" means a letter of Palliser to Maha dated July 30, 2014 which sets forth certain information to qualify the representations and warranties of Palliser in the Amalgamation Agreement;

"Palliser Dissent Rights" means the rights of dissent of a Palliser Shareholder in connection with the Palliser Resolution (pursuant to and in the manner set forth in Section 191 of the ABCA);

"Palliser Dissenting Shareholder" means a Palliser Shareholder who in connection with the Palliser Resolution exercises its Palliser Dissent Rights;

"Palliser Fairness Opinion" means the written fairness opinion of NBF, a copy of which is attached hereto as Appendix C;

"Palliser Financial Statements" means:

(a)

the audited financial statements of Palliser as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013 and 2012, together with the notes thereto and the auditor's report thereon, filed on SEDAR on April 30, 2014; and

(b)

the unaudited condensed interim financial statements of Palliser as at June 30, 2014 and for the six months ended June 30, 2014 and 2013, together with the notes thereto, filed on SEDAR on August 26, 2014;

"Palliser Information" has the meaning ascribed to that term in subsection 7.3(b) of the Amalgamation Agreement;

"Palliser MD&A" means:

(a)	management's discussion and analysis of the financial condition and results of operations of Palliser for the year ended December 31, 2013, filed on SEDAR on April 30, 2014; and

(b)	management's discussion and analysis of the financial condition and results of operations of Palliser for the six months ended June 30, 2014, filed on SEDAR August 26, 2014;

"Palliser Meeting" means the annual and special meeting of Palliser Shareholders to be held to consider, among other things, the Palliser Resolution;

"Palliser Options" means options to acquire Palliser Shares pursuant to the Palliser Stock Option Plan;

"Palliser Performance Units" means the performance units granted pursuant to the Palliser Share Unit Plan;

"Palliser Public Disclosure" has the meaning specified in Section 6.31 of the Amalgamation Agreement;

"Palliser Reserves Report" means the independent reserve report of Sproule dated February 6, 2014 evaluating the crude oil, natural gas liquids and natural gas reserves of Palliser as at December 31, 2013;

"Palliser Resolution" means the special resolution to be considered by the Palliser Shareholders at the Palliser Meeting with respect to the Amalgamation (a copy of which is attached hereto as Appendix A-1);

"Palliser Restricted Units" means the restricted units granted pursuant to the Palliser Share Unit Plan;

"Palliser Rights Plan" means the Palliser Rights Plan agreement entered into between Palliser and Olympia Trust Company, as rights agent, on April 26, 2013, that has been filed under Palliser's profile on SEDAR;

"Palliser Securities" means the Palliser Shares, the Palliser Options and the Palliser Share Units;

"Palliser Securityholders" means, at any time, the holders of Palliser Securities at that time;

"Palliser Share Unit Plan" means the share unit plan of Palliser dated effective April 26, 2013, that has been filed under Palliser's profile on SEDAR;

"Palliser Share Units" means the Palliser Performance Units and the Palliser Restricted Units;

"Palliser Shareholders" means, at any time, the holders of Palliser Shares at that time;

"Palliser Shares" means the common shares in the capital of Palliser;

"Palliser Stock Option Plan" means the stock option plan of Palliser, attached hereto as Appendix "H";

"Palliser Support Agreements" has the meaning ascribed to it in Section 2.13 of the Amalgamation Agreement;

"Parties" means, together, Palliser and Maha and

"Party" means either of them;

"Person" means and includes an individual, firm, sole proprietorship, partnership, joint venture, venture capital or hedge fund, association, unincorporated association, unincorporated syndicate, unincorporated organization, estate, trust, body corporate (including a limited liability company and an unlimited liability company), a trustee, executor, administrator or other legal representative, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Pro Forma Financial Statements" means the pro forma financial statements of the Resulting Issuer, attached hereto as Appendix "D";

"Registrar" means the Registrar of Corporations of Alberta or similar Governmental Entity;

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that permits a transaction to be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any applicable Governmental Entity;

"Resulting Issuer Options" means options to acquire Resulting Issuer Shares pursuant to the Resulting Issuer Stock Option Plan;

"Resulting Issuer" or "New Maha" means the issuer existing on the Completion Date;

"Resulting Issuer Shares" or "New Maha Shares" means the common shares in the capital of the Resulting Issuer;

"Resulting Issuer Securities" means the Resulting Issuer Shares, the Resulting Issuer Options and the Maha Warrants;

"Resulting Issuer Stock Option Plan" means the stock option plan of the Resulting Issuer following Closing, being the Palliser Stock Option Plan;

"Reverse Takeover" or "RTO" means a transaction or series of transactions, involving an acquisition by an issuer or of an issuer, and a securities issuance by an issuer that results in:

(a)	new shareholders holding more than 50% of the outstanding voting securities of the issuer, and

(b)	a Change of Control of the issuer;

"Securities Act" means the Securities Act (Alberta), as amended and the rules, regulations, published policies and instruments promulgated thereunder;

"Securities Authorities" means the Exchange and any applicable securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and, if applicable, in the United States and each of the states thereof;

"SEDAR" means the Canadian System for Electronic Document Analysis and Retrieval website www.sedar.com;

"Special Committee" means the committee comprised of Messrs. Fridhandler, Hayden and Saponja, established by the Palliser Board to proceed with a review and consideration of general strategic alternatives available to Palliser on a confidential basis;

"Sproule" means Sproule Unconventional Limited, independent reserve engineers, of Calgary, Alberta;

"Subsidiary", or if multiple "Subsidiaries," means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;

"Superior Proposal" means an unsolicited written bona fide Acquisition Proposal made after July 30, 2014 from a Person (other than Maha):

(i)

that in the case of subsection 7.4(b)(vi)(A) of the Amalgamation Agreement funds or other consideration necessary for the Acquisition Proposal are or are likely to be available, and in the case of subsections 7.4(b)(vii) and 7.4(d) of the Amalgamation Agreement funds or other consideration necessary for the Acquisition Proposal are available, in each case as demonstrated to the satisfaction of the Palliser Board of Directors or the Maha Board of Directors, as applicable, acting in good faith;

(ii)	that is capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal;

(iii)	that did not result from or involve a breach of section 7.4 of the Amalgamation Agreement; and

(iv)

in respect of which the Palliser Board of Directors determined in good faith (after the receipt of advice from their legal counsel with respect to (A) and their financial advisor with respect to (B)) that: (A) as reflected in the minutes of the Palliser Board of Directors, in the case of subsection 7.4(b)(vi)(A) of the Amalgamation Agreement failure to take such action would be inconsistent with its fiduciary duties, and in the case of subsections 7.4(b)(vii) and 7.4(d) of the Amalgamation Agreement failure to recommend such Acquisition Proposal to Palliser Shareholders would be inconsistent with its fiduciary duties, and (B) such Acquisition Proposal, taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non completion), would result in a transaction more favourable to Palliser Shareholders from a financial point of view than the transactions contemplated by the Amalgamation Agreement (including in each case after taking into account any modifications to the Amalgamation Agreement proposed by the Parties as contemplated by subsection 7.4(d) of the Amalgamation Agreement;

"SWD" means salt water disposal;

"Tax Act" means the Income Tax Act (Canada) and regulations thereunder, as amended;

"Termination Time" means the time that the Amalgamation Agreement is terminated in accordance with its terms;

"Transaction Costs" means costs and expenses in connection with the Transactions, including the Amalgamation Agreement, including, without limitation, legal, accounting and auditing fees, regulatory and exchange fees, meeting and mailing costs and any fees or commissions of brokers, finders or other third parties employed in connection with the Transactions, including the Amalgamation Agreement;

"Transactions" means the transactions contemplated by, or in relation to, the Amalgamation Agreement including the Amalgamation;

"SEC" means the United States Securities and Exchange Commission;

"Transfer Agent" means Olympia Trust Company; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

SUMMARY INFORMATION

The following is a summary of information relating to Palliser, Maha and the Resulting Issuer (assuming completion of the Amalgamation) and should be read together with the more detailed information and financial data and statements contained elsewhere in this information circular.

Capitalized terms not otherwise defined herein are defined in the "Glossary of Terms".

The Corporations

Palliser Oil & Gas Corporation

Palliser is a Calgary-based junior oil and gas company, incorporated under the ABCA, focused on high netback heavy oil production in the greater Lloydminster area of Alberta and Saskatchewan.

Palliser is a reporting issuer or the equivalent, in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia, and its securities are currently listed for trading on the Exchange under the symbol "PXL".

Palliser has no subsidiaries.

The head office of Palliser is located at Suite 600, 255 – 5th Avenue S.W., Calgary, Alberta, T2P 3G6 and the registered office of Palliser is located at Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

For a complete description of Palliser's business see "Appendix F — Information Concerning Palliser".

Maha Energy Inc.

Maha is a private Canadian-based, international upstream oil and gas company. Maha's principal business activities include exploration, development and production of crude oil, natural gas liquids and natural gas.

Maha has one wholly owned subsidiary, Maha U.S.

Maha is not a reporting issuer under the securities laws of any jurisdiction and none of its securities are currently listed for trading on any stock exchange. As a result, Maha does not file reports and other information with any securities regulatory authority in Canada.

The head office of Maha is located at Suite 500, 734 – 7th Avenue S.W., Calgary, Alberta, T2P 3P8 and the registered office of Maha is located at Suite 1600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1.

For a complete description of Maha's business see "Appendix G — Information Concerning Maha".

The Palliser Meeting

The Palliser Meeting will be held at the offices of Burnet, Duckworth & Palmer LLP, 2400, 525 – 8th Avenue SW, Calgary, Alberta at 9:00 a.m. (Calgary time) on Tuesday, October 7, 2014, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders of Palliser. The business of the Palliser Meeting will be the annual business of Palliser and to consider and vote upon the Palliser Resolution.

The Maha Meeting

The Maha Meeting will be held at the offices of Burstall Winger Zammit LLP located at Suite 1600, Dome Tower, 333 – 7th Avenue SW, Calgary, Alberta at 11:00 a.m. (Calgary time) on Tuesday, October 7, 2014, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders of Maha. The business of the Maha Meeting will be the annual business of Maha and to consider and vote upon the Maha Resolution.

Annual Business

The annual business at each of the Maha Meeting and Palliser Meeting respectively, will be the presentation of financial statements, fixing the number of directors to be elected at the meeting, the appointment of auditors and the consideration for approval incentive security plans.

The Amalgamation

General

The terms of the Amalgamation are the result of arm's length negotiations between representatives of Palliser and Maha and their respective advisors. On July 30, 2014, Palliser and Maha agreed to combine their respective businesses and entered into the Amalgamation Agreement. The Exchange has determined that the Amalgamation constitutes a Reverse Takeover as such term is defined in the Exchange Rules.

The Amalgamation Agreement provides for the implementation of the Amalgamation, which is an arm's length transaction, pursuant to which, subject to satisfaction of certain conditions, Palliser and Maha will complete a business combination to create a new public company with a stronger balance sheet that will have the means to execute a 2014 and 2015 capital expenditure program which will include advancing the development of the cyclic steam project at the LAK Ranch heavy oil field as well as pursuing optimization and development opportunities in the greater Lloydminster area of Saskatchewan and Alberta. The combined entity to be formed pursuant to the Amalgamation will operate under the name "Maha Energy Inc.".

Upon completion of the Amalgamation, the New Maha Board of Directors will be comprised of the current members of the Maha Board, being Jonas Lindvall, Ronald Panchuk and Anders Ehrenblad, as well as Jeffrey C. Saponja (director of Palliser), Wayne Thomson and Nicholas Walker. New Maha's executive management team will, upon completion of the Amalgamation, be comprised of the current executive management team of Maha, led by Jonas Lindvall as President and Chief Executive Officer, as well as certain members of Palliser management. For further details regarding the members of the New Maha Board and New Maha executive management team, see "Appendix G – Information Concerning Maha – Directors and Executive Officers".

Pursuant to the Amalgamation, shareholders of Palliser will receive 0.1393 of a common share of New Maha (a "New Maha Share") for each Palliser Share, which will constitute a 0.1393 to 1 consolidation of Palliser Shares. The deemed value of the Amalgamation to Palliser Shareholders is equal to approximately $0.19 per Palliser Share, based upon the arm's length pricing of recent equity issuances by Maha at US$1.25 per Maha Share, the July 30, 2014 Bank of Canada noon US$/C$ exchange rate of 1.0909 and the corresponding 0.1393 exchange ratio. The total deemed consideration for the acquisition of Maha will be US$45,439,130 (or $49,569,547), based upon the issuance of 36,351,304 New Maha shares (inclusive of 552,000 New Maha shares issuable to Hartco for certain financial advisory services) all at a deemed price of US$1.25 per New Maha share pursuant to the Amalgamation, but excluding the New Maha shares issuable to subscribers of the Equity Financing. For more information, see "The Amalgamation – Interests Of Certain Persons Or Companies In The Amalgamation – Other Interests".

Based on the 63,915,979 Palliser Shares issued and outstanding as of the date hereof and the 598,612 Palliser Shares issuable pursuant to outstanding Palliser share unit awards that will vest upon the completion of the Amalgamation, the holders of Palliser Shares will receive 8,986,883 New Maha Shares. Based on the 35,799,304 Maha Shares issued and outstanding as of the date hereof and the 552,000 Maha Shares at a deemed price of US$1.25 per Maha Share issuable to Hartco and US$48,000 in cash payable for financial advisory and other services provided in connection with the Amalgamation and related transactions, Maha Shareholders will receive 36,351,304 New Maha Shares. "The Amalgamation – Interests Of Certain Persons Or Companies In The Amalgamation – Other Interests".

Immediately following completion of the Amalgamation, based upon certain assumptions including completion of financing through the Equity Financing of a minimum of approximately US$15,000,000 at US$1.50 per Maha Share and a Bond Issue of a minimum of approximately US$55,000,000, an aggregate of 55,338,187 New Maha Shares will be issued and outstanding, with the Maha Shareholders and Palliser Shareholders anticipated to own, on a non-diluted basis, 46,351,304 (84%) and 8,986,883 (16%) of the outstanding New Maha Shares, respectively.

An application has been made to list the New Maha Shares on the Exchange and management of New Maha intends to also apply for a secondary listing on First North stock exchange in Stockholm, Sweden, however no assurance can be made that either listing will be approved.

In connection with and as a condition to the completion of the Amalgamation, Maha must complete the Equity Financing and the Bond Issue for total gross proceeds equalling not less than US$70 million. The gross proceeds will be used to pay out Palliser's current credit facilities and for working capital purposes. See "Pro Forma Information Of New Maha After Giving Effect To The Amalgamation – Principal Purpose of Available Funds".

See "The Amalgamation – Maha Financings".

Completion of the Amalgamation is subject to a number of conditions which remain to be satisfied as of the date of this Information Circular and as more particularly set forth in the Amalgamation Agreement including, among other things, approval of the Amalgamation by Palliser Shareholders and Maha Shareholders, completion of the Equity Financing and the Bond Issue for total gross proceeds of not less than US$70 million and the receipt of all necessary regulatory, stock exchange and third party approvals.

Subject to the satisfaction or waiver of all remaining conditions, Palliser and Maha expect the Effective Date will occur on or about October 15, 2014.

Board and Management

If the Transactions are successfully completed, the initial directors and officers of the Resulting Issuer will be as set out under "Pro Forma Information Of New Maha After Giving Effect To The Amalgamation - Directors and Officers Of New Maha".

Arm's Length Transaction

The Transaction is an Arm's Length Transaction.

Interests of Insiders and Control Persons

Certain of the proposed directors and officers of the Resulting Issuer are currently directors and officers of Palliser or Maha and are also Palliser Securityholders or Maha Securityholders respectively. As such, they will participate in the Amalgamation on the same basis as other Palliser Shareholders or Maha Shareholders, respectively, and will receive Resulting Issuer Shares in accordance with the Amalgamation Agreement.

See "Pro Forma Information Of New Maha After Giving Effect To The Amalgamation – Directors and Officers",

Ivy Capital Partners Ltd. ("Ivy Capital"), a corporation controlled by Stephen Hayden, a director of Palliser, has provided and has agreed to continue to provide certain services to Palliser in connection with the Amalgamation and associated transactions, including structuring advice and advice with respect to negotiating and implementing the Amalgamation and associated transactions. In consideration of providing such services to Palliser, Ivy Capital will receive a work fee upon the consummation of the Amalgamation equal to $100,000, for such services. For more information see "The Amalgamation – Securities Laws Matters" and Appendix F - "Interests of Informed Persons in Material Transactions".

Available Funds

Upon completion of the Transactions, it is anticipated that the Resulting Issuer will have approximately $25 million available based on the working capital of Maha prior to the Amalgamation, net proceeds from the Bond Issue and net proceeds from the Equity Financing, less the Net Debt of Palliser and total cash Transaction Costs. It is anticipated that these funds will be used for operations, acquisitions, business development expenses and general working capital. There may be circumstances where, for sound business reasons, a reallocation of funding may be necessary in order for the Resulting Issuer to achieve its stated business objectives. See "Pro Forma Information Of New Maha After Giving Effect To The Amalgamation – Available Funds and Principal Purposes".

Pro Forma Consolidated Financial Information

The following is a summary of selected pro forma consolidated financial information which should be read in conjunction with the unaudited pro forma consolidated financial statements of Palliser and Maha, after giving effect to the Amalgamation, including the balance sheet as at June 30, 2014, statement of operations and comprehensive loss for the year ended December 31, 2013 and statement of operations and comprehensive loss for the six month period ended June 30, 2014, attached hereto as Appendix D.

	As at and for six month period ended June 30, 2014
	Maha before giving		New Maha after giving
	effect to the		effect to the
	Amalgamation, the	Palliser before giving	Amalgamation, the
	Equity Financing or	effect to the	Equity Financing and
	the Bond Issue	Amalgamation	the Bond Issue (1)
	(expressed in thousands of US$, except per share amounts)

Petroleum and natural gas sales	Nil	23,615	23,615
Royalties	Nil	5,597	5,597
Operating and transportation expenses	Nil	10,961	10,961
Net Earnings (Loss)	(599)	(22,711)	(7,191)
Per share (basic)	-	-	(0.13)
Per share (diluted)	-	-	(0.13)
Total Assets	18,454	76,124	123,390
Total Liabilities	512	66,361	82,811
Shareholders' Equity	17,942	9,763	40,579

(1)

The reporting and functional currency of Palliser is in Canadian dollars. Palliser dollar amounts for the six month period ended June 30, 2014 have been converted to USD using a CAD/USD average exchange rate of 0.9116 and exchange rate of 0.9171 as at June 30, 2014.

See "Pro Forma Information Of New Maha After Giving Effect To The Amalgamation - Selected Pro Forma Financial Information ".

Market Trading Price

There is no public market for the Maha Shares. On July 30, 2014, being the last day on which the Palliser Shares traded prior to the date of the announcement of the Amalgamation, the closing price for the Palliser on the Exchange was $0.125.

Sponsorship and Special Relationships

No Sponsor has been retained in connection with the Transactions. Palliser has applied for and received an exemption for the sponsorship requirements of the Exchange.

Conflicts of Interests

The proposed directors and officers of the Resulting Issuer may also be directors and officers of other companies. As such situations may arise where the interests of the directors and officers of the Resulting Issuer may be in conflict with the interests of the Resulting Issuer. Conflicts, if any, will be subject to the procedures as provided under the ABCA.

Opinions

The following experts prepared opinions referred to in this Information Circular, Sproule, Palliser's independent engineering evaluators, KPMG LLP, Palliser's independent auditors, NBF, Palliser's financial advisor with respect to the Amalgamation, Burnet, Duckworth and Palmer LLP, Palliser's legal advisors, Deloitte LLP, Maha's independent auditors, Chapman Petroleum Engineering Ltd., Maha's independent qualified reserves evaluator, and Burstall Winger Zammitt LLP, Maha's legal advisors.

Interests of Experts

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by Palliser during, or related to, Palliser's most recently completed financial year other than Sproule, Palliser's independent engineering evaluators, KPMG LLP, Palliser's independent auditors, NBF, Palliser's financial advisor with respect to the Amalgamation, Burnet, Duckworth and Palmer LLP, Palliser's legal advisors, Deloitte LLP, Maha's independent auditors, Chapman Petroleum Engineering Ltd., Maha's independent qualified reserves evaluator, and Burstall Winger Zammitt LLP, Maha's legal advisors.

None of the "designated professionals" (as defined in Item 16.2(1.1) of Form 51-102F2 of National Instrument 51-102) of Sproule have or are to receive any registered or beneficial interest, direct or indirect, in any of Palliser's securities or other property of Palliser or of Palliser's associates or affiliates, either at the time Sproule prepared the report, valuation, statement or opinion or any time thereafter. KPMG LLP, Chartered Accountants, the Corporation's auditors, are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

NBF is named herein as providing the Palliser Fairness Opinion in connection with the Amalgamation and will receive a success fee in connection with the closing of the Amalgamation. NBF is a direct or indirect wholly-owned subsidiary of the National Bank of Canada, Palliser's Bank. See also "Relationship between Palliser's Lender and the Financial Advisor".

Certain legal matters relating to the Amalgamation will be passed upon by Burnet, Duckworth and Palmer LLP on behalf of Palliser. As of the date hereof, the partners and associates of Burnet, Duckworth and Palmer LLP, as a group, own, directly or indirectly, less than 1% of the Palliser Shares. Daryl Fridhandler is a partner at Burnet, Duckworth & Palmer LLP and is a current member of the Palliser Board.

Maha's auditors are Deloitte LLP, Chartered Accountants, who have prepared independent auditors' reports dated June 18, 2014 in respect of Maha's financial statements as at December 31, 2013 and for the year then ended. Deloitte LLP has advised that they are independent with respect to Maha within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

None of the "designated professionals" (as defined in Item 16.2(1.1) of Form 51-102F2 of National Instrument 51-102) of Chapman Petroleum Engineering Ltd. have or are to receive any registered or beneficial interest, direct or indirect, in any of Maha's securities or other property of Maha or of Maha's associates or affiliates, either at the time Chapman Petroleum Engineering Ltd. prepared the report, valuation, statement or opinion or any time thereafter.

As at the date hereof, none of the partners or associates of Burstall Winger Zammitt LLP, own, directly or indirectly, any Maha Shares.

Aside from as is listed above, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Resulting Issuer or of any associate or affiliate of the Resulting Issuer.

Effect on Holders of Maha Shares

Pursuant to the Amalgamation, Maha Shareholders will receive one (1) New Maha Share for each Maha Share held.

See "The Amalgamation – Effect of the Amalgamation" and See "The Amalgamation – Procedure for Exchange of Securities – Maha Shares", and "Certain Canadian Federal Income Tax Considerations".

Effect on Holders of Palliser Shares

Pursuant to the Amalgamation, Palliser Shareholders will receive 0.1393 of a New Maha Share for each one (1) Palliser Share held, which will constitute an effective consolidation of Palliser Shares on a 0.1393 for 1 basis.

No fractional New Maha Shares will be issued pursuant to the Amalgamation. Where the aggregate number of New Maha Shares to be issued to a former holder of Palliser Shares would result in a fraction of a New Maha Share being issued, the number of New Maha Shares to be issued will be rounded to the nearest whole number of New Maha Shares (with fractions equal to exactly 0.5 to be rounded up).

See "The Amalgamation – Procedure for Exchange of Securities – Palliser Shares" and "Certain Canadian Federal Income Tax Considerations".

Effect on Holders of Palliser and Maha Options, Warrants and Share Units

Upon the completion of the Amalgamation:

  the Palliser Stock Option Plan shall become the Resulting Issuer Stock Option Plan (See "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – New Maha Stock Option Plan");

  each one (1) Maha Option outstanding immediately before the Effective Time shall be exchanged for one (1) Resulting Issuer Option with the same terms and conditions as the Maha Options (See "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – New Maha Stock Option Plan.");

  each one (1) Palliser Option outstanding immediately before the Effective Time shall be exchanged for 0.1393 Resulting Issuer Options in accordance with the Palliser Stock Option Plan (See "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – New Maha Stock Option Plan.");

  all outstanding Maha Warrants will be treated in accordance with their terms (See Appendix G "Information Concerning Maha – Consolidated Capitalization, General Development Of The Business- Three-Year History"); and

  598,612 of all outstanding Palliser Share Units will vest in accordance with the Palliser Share Unit Plan and convert into Resulting Issuer Shares at an exchange ratio of 0.1393 to 1 (see Appendix F "Executive Compensation - Palliser Option and Share Compensation Arrangements").

As at the date of this Information Circular, an aggregate of:

  3,624,500 Palliser Options are outstanding, none of which are currently "in-the-money";

  2,050,000 Maha Options are outstanding, all of which are currently "in-the-money";

  631,944 Palliser Share Units are outstanding, of which 598,612 are expected to vest and convert into 598,612 Palliser Shares immediately prior to the Effective Time; and

  790,881 Maha Warrants outstanding, which have an exercise price of US$0.45 per Maha Share and expire on February 12, 2015.

The Amalgamation Agreement

The Amalgamation will be effected pursuant to the Amalgamation Agreement. The Amalgamation Agreement contains covenants, representations and warranties of and from each of Palliser and Maha and various conditions precedent, both mutual and with respect to Palliser and Maha.

This Information Circular contains a summary of certain provisions of the Amalgamation Agreement and is qualified in its entirety by the full text of the Amalgamation Agreement, a copy of which is attached as Appendix B and has been filed under Palliser's profile on SEDAR at www.sedar.com.

See "The Amalgamation — The Amalgamation Agreement".

Anticipated Benefits of the Amalgamation

The Amalgamation allows both Palliser Shareholders and Maha Shareholders to participate in a focussed, newly capitalized company that is expected to have a strong balance sheet and is anticipated to receive increased market attention, resulting in enhanced liquidity and an ability to secure financing at a lower cost of capital. In addition, Palliser and Maha have identified the following potential benefits following the completion of the Amalgamation:

  Palliser Shareholders and Maha Shareholders will have the opportunity to participate in a focussed, newly capitalized company that is expected to have a strong balance sheet and is anticipated to receive increased market attention, resulting in enhanced liquidity and an ability to secure financing at a lower cost of capital;

  internationally experienced and recognized management team and board of directors with expertise in successfully growing oil and gas companies through strategic consolidation and drilling;

  the complementary nature of combined, heavy oil asset bases provides significant development upside and the potential for improved efficiencies;

  estimated 2014 year-end production in excess of approximately 1,650 BOE/d, of which approximately 99% is expected to be heavy oil;

  gross proved reserves of approximately 5,491 MBOE (99% oil and natural gas liquids) and proved plus probable reserves of approximately 9,410 MBOE (99% oil and natural gas liquids), estimated as of December 31, 2013 based on the independent engineering evaluations of Palliser;

  in excess of an estimated 3,400 net unbooked acres and 86 net unbooked locations of heavy oil development inventory;

  net cash position, estimated at closing, at approximately $25 million, assuming completion of Equity Financing and Bond Issue of aggregate proceeds of not less than U.S. $70,000,000;

  exposure to a cyclic steam heavy oil project at the LAK Ranch heavy oil field;

  New Maha is expected to have a stronger balance sheet and improved capital resources to pursue a development drilling and exploration program and strategic acquisitions;

  an application has been made to list the New Maha Shares on the Exchange and management of New Maha intends to also apply for a secondary listing on First North stock exchange in Stockholm, Sweden, however no assurance can be made that either listing will be approved completion of the Equity Financing and Bond Issue is expected to result in increased financial flexibility for the combined entity;

  a large Canadian tax pool position estimated at $99 million (June 30, 2014); and

  the implied value of the Amalgamation to Palliser Shareholders, being $0.19 per share based upon the arm's length pricing of recent Maha equity issuances at US$1.25 per Maha Share, the July 30, 2014 Bank of Canada noon US$/C$ exchange rate of 1.0909, and corresponding 0.1393 exchange ratio, represents a premium of approximately 52% to the $0.125 trading price of the Palliser Shares on the Exchange immediately preceding announcement of the Amalgamation.

There is a risk that New Maha may not realize the anticipated benefits of the Amalgamation. See "The Amalgamation – Risk Factors Related to the Amalgamation".

Palliser Fairness Opinion

Palliser engaged NBF as financial advisor with respect to the Amalgamation. NBF has provided the Palliser Fairness Opinion to the Palliser Board of Directors to the effect that, as of September 12, 2014, and subject to the assumptions and limitations contained therein, the consideration to be received by the Palliser Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to the Palliser Shareholders.

NBF, financial advisor to Palliser, is a direct or indirect wholly-owned subsidiary of the Bank, which is a lender to Palliser pursuant to the Palliser Credit Facility. In addition, NBF will receive a success fee in connection with its Fairness Opinion and the closing of the Amalgamation, and the available funds resulting from the Transaction will be used to repay the Palliser Credit Facility. For additional information, see Appendix F "Information Concerning Palliser – Relationship between Palliser's Bank and the Financial Advisor".

The summary of the Palliser Fairness Opinion in this Information Circular is qualified in its entirety by reference to the full text of the Palliser Fairness Opinion, a copy of which is attached hereto as Appendix C. The Palliser Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

See Appendix C for the full text of the Palliser Fairness Opinion and "The Amalgamation — Palliser Fairness Opinion".

Recommendations of the Palliser Board of Directors

After considering, among other things, the Palliser Fairness Opinion, the recommendation of the Special Committee to the Palliser Board of Directors, the anticipated benefits of the Amalgamation and the risks associated with completing the Amalgamation, the Palliser Board of Directors has determined that the Amalgamation is fair from a financial point of view to Palliser Shareholders and is in the best interests of Palliser and unanimously recommends that the Palliser Shareholders vote FOR the Palliser Resolution.

The discussion of the information and factors considered and given weight to by the Palliser Board of Directors is not intended to be exhaustive. In reaching the determination to approve and recommend the Palliser Resolution, the Palliser Board of Directors did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

See "The Amalgamation – Recommendations of the Palliser Board of Directors".

Recommendations of the Maha Board of Directors

After considering, among other things, the anticipated benefits of the Amalgamation and the risks associated with completing the Amalgamation, the Maha Board of Directors has determined that the Amalgamation is fair from a financial point of view to Maha Shareholders and is in the best interests of Maha and unanimously recommends that the Maha Shareholders vote FOR the Maha Resolution.

The discussion of the information and factors considered and given weight to by the Maha Board of Directors is not intended to be exhaustive. In reaching the determination to approve and recommend the Maha Resolution, the Maha Board of Directors did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

See "The Amalgamation – Recommendations of the Maha Board of Directors".

Support Agreements

Palliser Support Agreements

All of the directors and officers of Palliser have entered into Palliser Support Agreements, on terms similar to the Maha Support Agreements, pursuant to which all of the directors and officers of Palliser and certain Palliser Shareholders holding an aggregate of approximately 6.7% of the issued and outstanding Palliser Shares have agreed, among other things, to vote an aggregate of 4,286,351 Palliser Shares, representing approximately 6.7% of the outstanding Palliser Shares in favour of the Palliser Resolution and to otherwise support the Amalgamation, subject to the provisions of the Palliser Support Agreements.

See "The Amalgamation — Palliser Support Agreements".

Maha Support Agreements

All of the directors and officers of Maha and certain Maha Shareholders holding an aggregate of approximately 37% have entered into Maha Support Agreements, on terms similar to the Palliser Support Agreements, pursuant to which they have agreed, among other things, to vote an aggregate of 13,515,942 Maha Shares, representing approximately 37% of the outstanding Maha Shares in favour of the Maha Resolution and to otherwise support the Amalgamation, subject to the provisions of the Maha Support Agreements.

See "The Amalgamation — Maha Support Agreements".

Shareholder Approvals

Palliser Shareholder Approval

The Palliser Resolution must be approved by not less than two-thirds of the votes cast by the Palliser Shareholders, voting in person or by proxy, at the Palliser Meeting.

See Appendix A-1 to this Information Circular for the full text of the Palliser Resolution. See also "The Amalgamation – Implementation of the Amalgamation – Shareholder Approvals – Palliser Shareholder Approval".

Maha Shareholder Approval

The Maha Resolution must be approved by not less than two-thirds of the votes cast by the Maha Shareholders, voting in person or by proxy, at the Maha Meeting.

See Appendix A-1 to this Information Circular for the full text of the Maha Resolution. See also "The Amalgamation – Implementation of the Amalgamation – Shareholder Approvals – Maha Shareholder Approval".

Bank Matters

Palliser entered into the Forbearance Agreement with the Bank, pursuant to which the Bank agreed to forbear taking any steps to accelerate or enforce debt repayment under the Palliser Credit Facility and agreed, subject to certain conditions, to extend the Palliser Credit Facility to October 31, 2014. In connection with the Forbearance Agreement, Palliser agreed to pay the Bank a forbearance fee of $125,000 payable on the earlier of repayment of the entire facility or October 31, 2014. Furthermore, the Bank confirmed that it does not take exception to or oppose the Amalgamation. As a term of the Forbearance Agreement, Palliser undertook to mail this Circular to Palliser Shareholders during the week of September 1, 2014, and to hold the Palliser Meeting and close the transaction during the week of October 20, 2014.

For additional information, see Appendix F "Information Concerning Palliser – Relationship between Palliser's Bank and the Financial Advisor".

Other Regulatory Conditions or Approvals

It is a condition precedent to the completion of the Amalgamation that all requisite regulatory conditions are satisfied and all requisite approvals are obtained. Other than Exchange approval of the Amalgamation, including the Resulting Issuer Stock Option Plan, new director and officers of New Maha and the listing of the New Maha Shares, Palliser and Maha are not aware of any other relevant regulatory approvals.

Procedure for the Amalgamation to become Effective

The Amalgamation is proposed to be carried out pursuant to Section 181 of the ABCA. For a description of the procedural steps that must be taken and certain approvals that must be obtained in order for the Amalgamation to become effective, see "The Amalgamation — Procedure for the Amalgamation to Become Effective".

Procedure for Exchange of Securities

Palliser Shares

A Letter of Transmittal has been sent to registered Palliser Shareholders with this Information Circular (the "Palliser Letter of Transmittal"). The Palliser Letter of Transmittal sets out the procedure to be followed by Depositing Shareholders to deposit their Palliser Shares. If the Amalgamation becomes effective, in order to receive a physical certificate(s) representing New Maha Shares in exchange for the deposited Palliser Shares to which the Depositing Shareholder is entitled under the Amalgamation, a Depositing Shareholder must deliver the Palliser Letter of Transmittal, properly completed and duly executed, together with certificate(s) representing its Deposited Securities and all other required documents to the Palliser Depositary at the address set forth in the Palliser Letter of Transmittal. It is each Depositing Shareholder's responsibility to ensure that its Palliser Letter of Transmittal is received by the Palliser Depositary. If the Amalgamation is not completed, the Palliser Letter of Transmittal will be of no effect and the Palliser Depositary will return all certificates representing the Deposited Securities to the holders thereof as soon as practicable at the address specified in the Palliser Letter of Transmittal. Depositing Shareholders whose Palliser Shares are registered in the name of an Intermediary must contact their Intermediary to deposit their Deposited Securities.

Any certificate formerly representing Palliser Shares that is not deposited with all other documents as required by the Amalgamation on or prior to the Business Day prior to the sixth anniversary of the Effective Date will cease to represent a right or claim of any kind or nature including the right of the Palliser Shareholder to receive New Maha Shares (and any dividend or other distributions thereon). In such case, such New Maha Shares (together with all dividends or other distributions thereon) will be returned to New Maha and will be cancelled.

Depositing Shareholders are encouraged to deliver a properly completed and duly executed Palliser Letter of Transmittal together with the relevant certificate(s) representing the Deposited Securities and any other required documents to the Palliser Depositary as soon as possible.

The use of mail to transmit certificates representing the Deposited Securities and the Palliser Letter of Transmittal is at each holder's risk. Palliser recommends that such certificates and documents be delivered by hand to the Palliser Depositary and a receipt therefore be obtained or that registered mail be used and appropriate insurance be obtained.

The Palliser Depositary will receive reasonable and customary compensation from New Maha for its services in connection with the Amalgamation, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liability under securities laws and expenses in connection therewith.

For additional information, see "The Amalgamation — Procedure for Exchange of Securities — Palliser Shares".

Stock Exchange Listings and Approval

Maha is not a reporting issuer under the securities laws of any jurisdiction and none of its securities, including the Maha Shares, are currently listed or posted for trading on any stock exchange. The outstanding Palliser Shares are currently listed and posted for trading on the Exchange under the symbol "PXL". On July 29, 2014, the last trading day prior to the date of announcement of the Amalgamation, the closing price of the Palliser Shares on the Exchange was $0.125. On September 12, 2014, the closing price of the Palliser Shares on the Exchange was $0.20.

For information with respect to trading history of the Palliser Shares, see Appendix G "Information Concerning Palliser – Price Range and Trading Volume of Palliser Shares".

It is a mutual condition to the completion of the Amalgamation that the Exchange shall have conditionally approved the Amalgamation, including the listing thereon of (i) the Resulting Issuer Shares to be issued pursuant to the Amalgamation as of the Effective Date and (ii) the Resulting Issuer Shares issuable upon exercise of the Resulting Issuer Options and Maha Warrants, in each case subject to compliance with the usual requirements of the Exchange.

Palliser has made an application to the Exchange to approve the transaction but there is no assurance that such application will be accepted. It is the intention of management of New Maha to apply to list the New Maha Shares on the NASDAQ OMX – First North stock exchange in Stockholm, Sweden. There is no assurance that this listing will be approved.

See "The Amalgamation — Stock Exchange Listing Approval".

Dissent Rights

Palliser Dissent Rights

Registered Holders of Palliser Shares, other than such shareholders that have entered into Palliser Support Agreements, have the right to dissent with respect to the Palliser Resolution by providing a written objection to the Palliser Resolution to Palliser, c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Daryl S. Fridhandler, Q.C., at or before the Palliser Meeting.

In the event the Amalgamation becomes effective, each Palliser Shareholder who properly dissents and becomes a Palliser Dissenting Shareholder will be entitled to be paid the fair value of the Palliser Shares in respect of which such holder dissents in accordance with Section 191 of the ABCA. A Palliser Shareholder who votes in favour of the Amalgamation is not entitled to dissent. A Palliser Dissenting Shareholder may dissent only with respect to all of the Palliser Shares held by such Palliser Dissenting Shareholder. See Appendix E for a copy of the provisions of Section 191 of the ABCA.

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with such requirements set forth in Section 191 of the ABCA may result in the loss of any right to dissent. A Beneficial Shareholder of Palliser Shares registered in the name of an Intermediary who wishes to dissent should be aware that only the Registered Holder of such Palliser Shares is entitled to dissent. Accordingly, a Beneficial Shareholder of Palliser Shares desiring to exercise Palliser Dissent Rights must make arrangements for such beneficially owned Palliser Shares to be registered in such holder's name prior to the time the written objection to the Palliser Resolution is required to be received by Palliser, or alternatively, make arrangements for the Registered Holder of such Palliser Shares to dissent on such holder's behalf. Pursuant to Section 191 of the ABCA, a Palliser Shareholder is only entitled to dissent in respect of all of the Palliser Shares held by such Palliser Dissenting Shareholder or on behalf of any one Beneficial Shareholder and registered in the name of the Palliser Dissenting Shareholder.

See "The Amalgamation — Dissent Rights — Palliser Dissent Rights" and "The Amalgamation — The Amalgamation Agreement — Conditions of Closing" and Appendix E attached hereto.

Maha Dissent Rights

Registered Maha Shareholders, other than such shareholders that have entered into Maha Support Agreements, have the right to dissent with respect to the Maha Resolution by providing a written objection to the Maha Resolution to Maha, c/o Burstall Winger Zammit LLP, Suite 1600, Dome Tower, 333 - 7th Avenue S.W. Calgary, Alberta T2P 2Z1, Attention: Doug Stuve, at or before the Maha Meeting.

In the event the Amalgamation becomes effective, each Maha Shareholder who properly dissents and becomes a Dissenting Maha Shareholder will be entitled to be paid the fair value of the Maha Shares in respect of which such holder dissents in accordance with Section 191 of the ABCA. A Maha Shareholder who votes in favour of the Amalgamation is not entitled to dissent. A Dissenting Maha Shareholder may dissent only with respect to all of the Maha Shares held by such Dissenting Maha Shareholder. See Appendix E for a copy of the provisions of Section 191 of the ABCA.

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with such requirements set forth in Section 191 of the ABCA may result in the loss of any right to dissent. A Beneficial Shareholder of Maha Shares registered in the name of an Intermediary who wishes to dissent should be aware that only the Registered Holder of such Maha Shares is entitled to dissent. Accordingly, a Beneficial Shareholder of Maha Shares desiring to exercise Maha Dissent Rights must make arrangements for such beneficially owned Maha Shares to be registered in such holder's name prior to the time the written objection to the Maha Resolution is required to be received by Maha, or alternatively, make arrangements for the Registered Holder of such Maha Shares to dissent on such holder's behalf. Pursuant to Section 191 of the ABCA, a Maha Shareholder is only entitled to dissent in respect of all of the Maha Shares held by such Dissenting Maha Shareholder or on behalf of any one Beneficial Shareholder and registered in the name of the Dissenting Maha Shareholder.

See "The Amalgamation — Dissent Rights — Maha Dissent Rights", "The Amalgamation — The Amalgamation Agreement — Conditions of Closing" and Appendix E attached hereto.

Certain Canadian Federal Income Tax Considerations

This Information Circular contains a summary of the principal Canadian federal income tax consequences to a Maha Shareholder and a Palliser Shareholder that receives New Maha Shares as a result of the Amalgamation. The summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Maha Shareholder or Palliser Shareholder.

Holders of Palliser Shares and Maha Shares will generally not realize any taxable gain or loss with respect to exchange Palliser Shares and Maha Shares on the Amalgamation. See "Certain Canadian Federal Income Tax Considerations".

Certain Other Tax Considerations

This Information Circular does not address any tax considerations of the Amalgamation other than certain Canadian income tax considerations applicable to Palliser Shareholders and Maha Shareholders. Holders of Palliser Shares and Maha Shares who are resident in jurisdictions other than Canada should consult their own tax advisors with respect to the tax implications of the Amalgamation, including any associated filing requirements in such jurisdictions, and with respect to tax implications in such jurisdictions of holding the New Maha Shares after the Amalgamation. Holders of Palliser Shares and Maha Shares should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Amalgamation or of holding the New Maha Shares. See "Certain Canadian Federal Income Tax Considerations".

Timing of Completion of the Amalgamation

Subject to all conditions precedent to the Amalgamation as set forth in the Amalgamation Agreement being satisfied or waived by the appropriate Party, the Amalgamation will become effective upon the filing with the Registrar of the Articles of Amalgamation. If the Palliser Meeting and the Maha Meeting are held on the date currently scheduled, the Maha Resolution and the Palliser Resolution are approved by the Palliser Shareholders and Maha Shareholders, respectively, and all other conditions specified in the Amalgamation Agreement are satisfied or waived, the Parties expect the Effective Date will occur on or about October 15, 2014. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed, however, for any number of reasons.

Selected Pro Forma Financial and Operational Information for New Maha

This Information Circular contains tables which set out certain pro forma financial and operational information for New Maha after giving effect to the Amalgamation and certain other adjustments as at and for the six month period ended June 30, 2014 and for the year ended December 31, 2013.

These tables should be read in conjunction with the unaudited pro forma consolidated financial statements of New Maha as at and for the six month period ended June 30, 2014 and for the year ended December 31, 2013 and including the notes thereto, attached as Appendix D to this Information Circular. Reference should also be made to the Palliser Financial Statements incorporated herein by reference and the Maha Financial Statements attached as Schedule "C" to Appendix G to this Information Circular.

See "Pro Forma Information of New Maha After Giving Effect to the Amalgamation".

Risk Factors

Palliser Shareholders voting in favour of the Palliser Resolution and Maha Shareholders voting in favour of the Maha Resolution, will be choosing to combine the businesses of Palliser and Maha. The Amalgamation and an investment in New Maha Shares involves risks.

An investment in New Maha Shares is subject to certain risks, which are generally associated with an investment in shares of an oil and gas exploration and development company, and is in addition to risks associated with heavy oil. The following is a list of certain additional risk factors associated with the Amalgamation and the investment in New Maha Shares which Palliser Shareholders and Maha Shareholders should carefully consider before approving the Amalgamation and related matters:

  Palliser and Maha may not realize the anticipated benefits of the Amalgamation;

  actual production and ultimate reserves could be greater or lesser than the production forecasts and reserve estimates contained in the Palliser Reserves Report and Report of Management and Directors of Maha on Oil and Gas Disclosure;

  risks related to the integration of Palliser's and Maha's existing businesses;

  future reserves and production depend on success in exploiting the current reserves and acquiring or discovering additional reserves;

  failure to realize anticipated benefits of acquisitions and dispositions;

  general economic conditions in Canada, the United States and globally;

  industry conditions, including commodity price volatilities and other factors that may affect the marketability of oil and natural gas;

  liabilities inherent in oil and natural gas operations, including those specific to heavy oil development and high volume lift operations;

  governmental regulation of the oil and gas industry, including environmental regulation;

  variation in foreign exchange rates and interest rates;

  geological, technical, drilling and processing problems and other difficulties in producing reserves;

  uncertainty in reserve estimates;

  unanticipated operating events which can reduce production or cause production to be shut in or delayed;

  failure to obtain industry partner and other third party consents and approvals, when required;

  stock market volatility and market valuations;

  competition for, among other things, capital, acquisitions or reserves, undeveloped land and skilled personnel;

  competition for and inability to retain drilling equipment and other services; and

  Palliser is not in compliance with covenants under the Palliser Credit Facility. As such, but for the Forbearance Agreement with the Bank, and in any event with a demand facility, the Bank has the ability to demand repayment of the outstanding indebtedness or a portion thereof at any time.

The risk factors listed above are an abbreviated list of risk facts summarized elsewhere in this Information Circular. See "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – Risk Factors". For a description of Maha's risk factors, see "Information Concerning Maha – Risk Factors" in Appendix G to this Information Circular and Maha's management's discussion and analysis, which should also be considered by Palliser Shareholders insofar as they are applicable to the Resulting Issuer. For a description of Palliser's risk factors, see "Information Concerning Palliser – Risk Factors" in Appendix F to this Information Circular, which should also be considered by Palliser Shareholders insofar as they are applicable to the Resulting Issuer. Palliser Shareholders and Maha Shareholders should carefully consider all such risk factors.

MATTERS TO BE ACTED UPON AT THE PALLISER MEETING

Annual Business

Presentation of Financial Statements

At the Palliser Meeting, Palliser Shareholders will receive the financial statements of Palliser for the fiscal year ended December 31, 2013 and the auditor's report on such statements.

Fixing the Number of Directors

At the Palliser Meeting, holders of Palliser Shares will be asked to fix the number of directors to be elected at the Palliser Meeting at four (4). Accordingly, unless otherwise directed, it is the intention of management to vote proxies in the accompanying form of proxy in favour of fixing the number of directors to be elected at the Palliser Meeting at four (4).

Election of Directors

The directors of Palliser are elected annually and hold office until the next annual meeting of Palliser Shareholders or until their successors are appointed. However, if the Amalgamation closes, the board of directors of the Resulting Issuer will be Ronald Panchuk, Jonas Lindvall, Anders Ehrenblad, Wayne Thomson and Jeffrey C. Saponja by virtue of approval of the Amalgamation.

Unless authority to do so is withheld, the persons designated in the accompanying form of proxy for the Palliser Meeting intend to vote for the nominees of Palliser management listed below. Management of Palliser does not contemplate that any of the nominees will be unable or unwilling to serve as a director but if, for any reason, any of them is unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by management of Palliser, unless authority to vote the proxies in the election of directors is withheld.

Voting for the election of directors will be conducted on an individual, and not slate, basis. Management of Palliser recommends that shareholders vote FOR the election of each of these nominees. The persons named in the accompanying form of proxy for the Palliser Meeting intend to vote FOR the election of each of these nominees unless the Palliser Shareholder specifies authority to do so is withheld.

The persons named in the following table are Palliser management's nominees to the Palliser Board.

The following information relating to the nominees as directors is based partly on Palliser's records and partly on information received by Palliser from the nominees, and sets forth the names and municipality of residence of the persons either nominated for or presently holding office as director, the number of Palliser Shares beneficially owned, directly or indirectly, or over which each exercises control and direction, the period served as director and the principal occupation during the last five years of each nominee:

Number of
Name and Municipality of Residence	Palliser Shares(4)	Director Since	Principal Occupation

Kevin J. Gibson, P.Geol., ICD Calgary, AB, Canada	1,405,908(4)	March 24, 2008	Chief Executive Officer, employed with Palliser since March, 2008; prior thereto President and Chief Executive Officer Innova Exploration Ltd. (TSX listed).

Daryl S. Fridhandler, Q.C., ICD.D(1)(2)(3) Calgary, AB, Canada	1,201,224(4)	November 2, 2005	Partner in the Calgary law firm of Burnet, Duckworth & Palmer LLP.

Stephen C. Hayden, LLB, MBA(1)(3) Calgary, AB, Canada	401,000(4)	July 14, 2008

Founder and Managing Director of Ivy Capital Partners, a merchant bank based in Calgary since 2008. Director of Hayden Capital Corp., a private investment firm since 2006; prior thereto Director, Investment Banking, Canaccord Capital Corp. from 2004; prior thereto, a securities lawyer with Burnet, Duckworth & Palmer LLP.

Jeffrey C. Saponja(1)(2)(3) Calgary, AB, Canada	109,500(4)	May 12, 2011	President and Chief Executive Officer of TriAxon Oil Corp. since May, 2010; prior thereto, President and Chief Executive Officer of TriAxon Resources Ltd.

Notes:
(1)	Member of Palliser's Audit Committee.

(2)	Member of Palliser's Reserves Committee.

(3)	Member of Palliser's Compensation Committee.

(4)	Includes Palliser Shares held by spouses, family trusts and related corporations of the respective directors over which they may exercise direction or control.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as noted below, no proposed director of Palliser has, within the last ten (10) years prior to the date of this document, been a director or executive officer of any company (including Palliser) that, while such person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than thirty (30) consecutive days; or (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Mr. Fridhandler is a director and officer of Georox Resources Inc. (formerly Oromonte Resources Inc.) ("Georox") which voluntarily sought and obtained a management cease trade order as described in a Georox press release dated April 30, 2008 (the "MCTO") as Georox was not in a position to file its annual financial statements for the year ended December 31, 2007 on a timely basis. The MCTO prevented Georox's insiders from trading its shares while Georox remained in filing default, but enabled all other investors to continue trading Georox's shares. The MCTO was obtained due in part to the Government of Ecuador's determination shortly before finalization of financial statements to terminate unspecified mining claims and the uncertainty of the implication of such action on Georox's properties and financial statements and in part due to GAAP reconciliation issues with Georox's accounting firms in Ecuador. The MCTO terminated on June 13, 2008.

No proposed director of Palliser has, within the ten (10) years before the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

No director, officer or promoter of Palliser, within the last ten (10) years has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Conflicts of Interest

The directors and officers of Palliser may, from time to time, be involved with the business and operations of other oil and gas issuers, in which case a conflict of interest may arise between their duties as officers and directors of Palliser and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such procedures and remedies, as applicable, under the ABCA.

Appointment of Auditors

Unless otherwise directed, it is Palliser management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, to serve as auditors of Palliser until the next annual meeting of Palliser Shareholders and to authorize the Palliser Board to fix their remuneration as such. KPMG LLP was first appointed auditors of Palliser on September 4, 2008. The Palliser Board reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to Palliser.

Approval of Palliser Stock Option Plan

Palliser Shareholders will be asked at the Palliser Meeting to consider and, if thought advisable, to ratify and approve the Palliser Stock Option Plan (the "Palliser Stock Option Plan Resolution").

The Palliser Stock Option Plan was last approved by the Shareholders of Palliser on May 23, 2013. The Palliser Stock Option Plan has not been amended since such date.

Palliser currently has 3,624,500 outstanding Palliser Options to purchase Palliser Shares at an average exercise price of $0.82 per Palliser Share. For details with respect to the treatment of Palliser Options under the Amalgamation, please see "The Amalgamation –Effect on Holders of Palliser and Maha Options, Warrants and Share Units".

Pursuant to Exchange Policy 4.4 (the "Option Policy") an issuer is permitted to maintain a "rolling" stock Palliser Stock Option Plan reserving a maximum of 10% of the issued and outstanding listed securities for issuance pursuant to stock options. In accordance with the Option Policy, rolling stock option plans must receive shareholder approval yearly at the relevant issuer's annual shareholder meeting.

The Palliser Stock Option Plan provides for the granting of Palliser Options to "service providers" of Palliser, which includes directors, officers, employees and consultants of Palliser (as permitted by applicable law). The Palliser Stock Option Plan is administered by the compensation committee of the Palliser Board (the "Palliser Compensation Committee"). Palliser Options may be granted at the discretion of the Palliser Compensation Committee, in such number that may be determined at the time of grant, subject to the limits set out in the Palliser Stock Option Plan. The number of Palliser Shares issuable upon exercise of the Palliser Options granted under the Palliser Stock Option Plan is not more than 10% of the number of Palliser Shares that are issued and outstanding at the time of grant.

The exercise price of Palliser Options granted under the Palliser Stock Option Plan will be fixed by the Palliser Compensation Committee, provided that such exercise price must not be less than the market price, being the daily weighted average trading price of the Palliser Shares on the Exchange (or such other stock exchange as the Palliser Shares my then be listed) for the five (5) trading days prior to the date of grant of Palliser Options, but in any event while the Palliser Shares are listed on the Exchange, the exercise price of any Palliser Option may be no less than the Discounted Market Price (as such term is defined in Exchange Policy 1.1) .

The foregoing summary is subject to the specific provisions of the Palliser Stock Option Plan.

Accordingly, at the Palliser Meeting, Palliser Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution in the following form:

"BE IT RESOLVED as an ordinary resolution of the shareholders of Palliser Oil & Gas Corporation ("Palliser") that:

1.

the stock option plan (the "Palliser Stock Option Plan") of Palliser, on the terms described in the accompanying joint information circular and proxy statement of Palliser and Maha Energy Inc. dated September 12, 2014, be and the same is hereby ratified, confirmed and approved; and

2.

any one director or officer of Palliser be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution."

Unless a Shareholder indicates otherwise, the voting rights attached to the Palliser Shares represented by the proxy given to Palliser management will be voted IN FAVOUR of the Palliser Stock Option Plan Resolution.

Approval of Palliser Share Unit Plan

In 2013, the Palliser Board of Directors adopted the Palliser share unit plan (the "Palliser Share Unit Plan"), a copy of which is available on SEDAR. Only disinterested Palliser Shareholders, being those who are not employees, officers or their associates, will be asked at the Meeting to consider, and if thought advisable, approve the Palliser Share Unit Plan by an ordinary resolution in accordance with the requirements of the Exchange.

The Palliser Share Unit Plan authorizes Palliser's Compensation Committee to grant share units ("Palliser Share Units") to employees (defined as "executive officers" in the Palliser Share Unit Plan) of Palliser with such Palliser Share Units to be settled in the form of Palliser Shares or, at the option of Palliser, cash equal to the Market Value (as defined in the Palliser Share Unit Plan) of the Palliser Shares.

The principal purposes of the Palliser Share Unit Plan are to retain and attract qualified executive officers, to promote a proprietary interest in Palliser by such persons, to encourage such persons to remain in the employ of Palliser and put forth maximum efforts for the success of the business of Palliser, and to focus management of Palliser on operating and financial performance and long-term Palliser Shareholder returns.

Each Palliser Share Unit will vest in accordance with applicable performance vesting conditions, and the holder will be entitled to exercise such Palliser Share Unit so as to be issued the number of Palliser Shares pursuant to such vesting and exercise conditions designated in the Palliser Share Unit. For this purpose, vesting conditions mean any performance-related conditions in respect of vesting, which may include performance of Palliser, Palliser Shareholder return or otherwise and vesting may be graduated by percentages of a Palliser Share Unit.

Pursuant to the Palliser Share Unit Plan, the Palliser Board, in its sole and absolute discretion, may impose additional or different vesting conditions to the Palliser Share Units.

The Palliser Share Unit Plan provides that the maximum expiry date for a Palliser Share Unit grant shall not exceed three (3) years from the end of the calendar year in which the grant was made, subject to extension in the event of a blackout period imposed upon a grantee, in which case such expiry date shall be extended to the date which is ten (10) business days from the date that the blackout period ends. For this purpose, a blackout period is a period of time imposed by the Board pursuant to policies on certain designated persons during which those persons may not trade in any securities of Palliser.

The Palliser Share Unit Plan provides that the maximum number of Palliser Shares that are reserved for issuance from time to time pursuant to Palliser Share Units together with the Palliser Option Plan and any other compensation arrangement of Palliser that provides for the issuance of Palliser Shares from treasury shall not exceed ten percent (10%) of the issued and outstanding Palliser Shares. The aggregate number of Palliser Shares issuable to any single employee pursuant to outstanding Palliser Share Units shall not exceed 5% of the issued and outstanding Palliser Shares, calculated on an undiluted basis. In addition, the number of Palliser Shares issuable to insiders at any time, under all security based compensation arrangements of Palliser, shall not exceed 10% of the issued and outstanding Palliser Shares and the number of Palliser Shares issued to insiders, within any one year period, under all security based compensation arrangements of Palliser, shall not exceed 10% of the issued and outstanding Palliser Shares.

In the event of a Change of Control (as defined in the Palliser Share Unit Plan), all outstanding Palliser Share Units then held by the employee immediately vest in full on the basis of a 100% earning and expire on the earlier of their Expiry Date (as defined in the Palliser Share Unit Plan) or immediately prior to the date of Change of Control.

Pursuant to the Palliser Share Unit Plan, unless otherwise determined by the Palliser Board or unless otherwise provided in a Palliser Share Unit agreement pertaining to a particular grant or any written employment agreement, if a grantee ceases to be an employee as a result of termination for cause or voluntary resignation (excluding retirement), effective as of the earlier of the Expiry Date applicable to the Palliser Share Unit and the date that is 60 days after the Cessation Date (as defined in the Palliser Share Unit Plan) all outstanding Palliser Share Unit agreements under which Palliser Share Units have been made to such grantee shall terminate, all rights to receive further Palliser Shares thereunder shall be forfeited by the grantee and no right shall exist to exercise Palliser Share Units that have not vested prior to the Cessation Date.

If a grantee ceases to be an employee as a result of retiring in accordance with the policies of Palliser, if any, effective as of the earlier of the Expiry Date and the date that is 60 days after the Cessation Date, one-half (1/2) of any unvested Palliser Share Units then held by the grantee shall forthwith vest and may be exercised by the grantee before or on the earlier of the Expiry Date or 90 days from the Cessation Date.

If a grantee ceases to be an employee as a result of such grantee's death or disability, effective as of the earlier of the Expiry Date and the date that is six (6) months after the Cessation Date, all outstanding Palliser Share Unit agreements under which Palliser Share Units have been made to such grantee shall terminate and all rights to receive Palliser Shares thereunder shall be forfeited by the grantee.

Except in the case of death or disability, the right to receive Palliser Shares pursuant to a Palliser Share Unit granted to an employee may only be exercised by the employee personally. No assignment, sale, transfer, pledge or charge of a Palliser Share Unit, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Palliser Share Unit whatsoever in any assignee or transferee and. immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Palliser Share Unit shall terminate and be of no further force or effect.

Palliser has the right to amend from time to time the terms and conditions of the Palliser Share Unit Plan or any Palliser Share Units granted under it, or terminate the Palliser Share Unit Plan, by resolution of the Palliser Board without Palliser Shareholder approval. However, the Palliser Share Unit Plan or any Palliser Share Unit granted under it, may not be amended without disinterested Palliser Shareholder approval to (a) increase the number of Palliser Shares under the Palliser Share Unit Plan issuable on exercise of Palliser Share Units, (b) extend the expiry date of any outstanding Palliser Share Unit held by Insiders (as defined in the Palliser Share Unit Plan), (c) permit a grantee to transfer or assign Palliser Share Units other than as permitted under the Palliser Share Unit Plan, (d) increase the number of Palliser Shares that may be issued to insiders above the restrictions set forth in the Palliser Share Unit Plan, (e) extend the maximum expiry date under the Palliser Share Unit Plan beyond five (5) years except in the case of the Expiry Date occurring during a black-out, or (f) amend the amendment provisions of the Palliser Share Unit Plan to delete any of the foregoing matters requiring disinterested Palliser Shareholder approval. No amendment of the Plan or Palliser Share Units granted pursuant to the Palliser Share Unit Plan may be made without the consent of the grantee, if it adversely alters or impairs the rights of the grantee in respect of any Palliser Share Unit previously granted to such grantee under the Palliser Share Unit Plan.

At the Meeting, disinterested Palliser Shareholders, which excludes 6,075,912 votes attached to 6,075,912 Palliser shares held by officers, directors and employees of Palliser, will be asked to consider and, if deemed advisable, to approve the following ordinary resolution (the "Palliser Share Unit Plan Resolution"):

"BE IT RESOLVED, as an ordinary resolution of the disinterested Palliser Shareholders of Palliser Oil & Gas Corporation, (the "Corporation") that:

1.	the Palliser Share Unit Plan and proxy statement of Palliser and Maha Energy Inc. dated September 12, 2014, be and is hereby approved; and

2.

any officer or Director of Palliser be and is hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as are personally determined to be necessary or desirable for the implementation of this resolution."

A copy of the Palliser Share Unit Plan is attached as Appendix "I" to this Information Circular.

Unless a Shareholder indicates otherwise, the voting rights attached to Palliser Shares represented by the proxy given to Palliser management will be voted IN FAVOUR of the Palliser Share Unit Plan Resolution.

Termination of Palliser Rights Plan

At the Meeting, Palliser Shareholders will be asked to consider and, if deemed advisable, to approve the termination of the Palliser Rights Plan agreement (the "Palliser Rights Plan") entered into between Palliser and Olympia Trust Company, as rights agent (the "Rights Agent") on April 26, 2013 and all rights (the "Rights") issued pursuant to the Palliser Rights Plan if the Amalgamation is successfully completed. A copy of the Palliser Rights Plan is available on the Corporation's SEDAR profile at www.sedar.com.

The Palliser Rights Plan

As required by the policies of the Exchange, the Palliser Rights Plan was approved and confirmed by the Palliser Shareholders at the Palliser annual and special meeting of shareholders held on May 23, 2013.

The fundamental objectives of the Palliser Rights Plan are to provide adequate time for the Palliser Board and Palliser Shareholders to assess an unsolicited take-over bid for Palliser, to provide the Palliser Board with sufficient time to explore and develop alternatives for maximizing Palliser Shareholder value if a take-over bid is made, and to provide Palliser Shareholders with an equal opportunity to participate in a take-over bid.

The Palliser Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a "Permitted Bid" (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or to proceed with the concurrence of the Palliser Board. If a take-over bid fails to meet the minimum standards of a Permitted Bid and the Palliser Rights Plan is not waived by the Palliser Board, the Palliser Rights Plan provides that holders of Palliser Shares, other than the acquiror, will be able to purchase additional Palliser Shares at a significant discount to market, thus exposing the person acquiring Palliser Shares to substantial dilution of its holdings.

Currently, the Palliser Board is not aware of any pending, threatened or proposed take-over bid for Palliser. The proposed Amalgamation, as more particular described herein, does not constitute a "Flip-in Event" (described below) under the Palliser Rights Plan.

The following is a summary of the principal terms of the Palliser Rights Plan, which summary is qualified by and is subject to the full terms and conditions of the Palliser Rights Plan. A copy of the Palliser Rights Plan is available on Palliser's SEDAR profile at www.sedar.com. Except as otherwise defined herein, capitalized terms used herein have the meanings ascribed thereto in the Palliser Rights Plan.

Effective as of the effective date of the Palliser Rights Plan (April 26, 2013), one right ("Right") was issued and attached to each outstanding Palliser Share or any other securities or voting interests of Palliser entitled to vote generally in the election of Palliser Board (collectively, "Voting Securities"). One Right will also be issued and attached to each Voting Security issued thereafter, subject to the limitations set forth in the Palliser Rights Plan.

An "Acquiring Person" under the Palliser Rights Plan is a person that beneficially owns 20% or more of the outstanding Voting Securities. An Acquiring Person does not, however, include Palliser or any subsidiary of Palliser, or any person that becomes the beneficial shareholder holding 20% or more of the Voting Securities as a result of certain exempt transactions. These exempt transactions include where any person becomes the Beneficial Shareholder holding 20% or more of the Voting Securities as a result of, among other things: (i) specified acquisitions of securities of Palliser (including acquisitions upon the exercise, conversion or exchange of securities convertible, exercisable or exchangeable into Voting Securities); (ii) acquisitions pursuant to a Permitted Bid; (iii) specified distributions of securities of Palliser; (iv) certain other specified exempt acquisitions, including the Amalgamation; and (v) transactions to which the application of the Palliser Rights Plan has been waived by the Palliser Board.

The Rights will separate from the Voting Securities to which they are attached and will become exercisable at the close of business (the "Separation Time") on the tenth Trading Day (as defined in the Palliser Rights Plan) after the earliest of: (i) the first date of public announcement that a person and/or others associated, affiliated or otherwise connected to such person, or acting in concert with such person, have become an Acquiring Person; (ii) the date of commencement of, or first public announcement of the intent of any person to commence, a take-over bid, other than a Permitted Bid or a competing Permitted Bid; or (iii) such later date as the Palliser Board may determine in good faith. Subject to adjustment as provided in the Palliser Rights Plan, each Right will entitle the holder to purchase one Common Share for an exercise price (the "Exercise Price") equal to $50.

A transaction in which a person becomes an Acquiring Person is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by Palliser or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. After the close of business on the tenth business day after the first public announcement of the occurrence of a Flip-in Event, the Rights (other than those held by the Acquiring Person) will entitle the holder to purchase, for the Exercise Price, that number of Voting Securities having an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-in Event) equal to twice the Exercise Price.

By permitting holders of Rights other than an Acquiring Person to acquire Voting Securities at a discount to prevailing market price, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the Voting Securities of Palliser other than by way of a Permitted Bid or other than in circumstances where the Rights are redeemed or the Palliser Board waives the application of the Palliser Rights Plan.

The Palliser Rights Plan is not triggered if an offer to acquire Voting Securities would allow sufficient time for the Palliser Shareholders to consider and react to the offer. A Permitted Bid, as such term is defined in the Palliser Rights Plan, is not required to be approved by the Palliser Board and such bids may be made directly to Palliser Shareholders. Acquisitions of Voting Securities made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Subject to the provisions of the Palliser Rights Plan, the Palliser Board may, in certain prescribed circumstances, elect to wave the application of the Palliser Rights Plan and/or redeem the outstanding Rights at the redemption price set forth in the Palliser Rights Plan.

The Palliser Rights Plan must be reconfirmed at every third annual meeting of Palliser Shareholder. If the Palliser Rights Plan is not approved at such meeting of Palliser Shareholders, the Palliser Rights Plan and all outstanding Rights will terminate and be void and of no further force and effect.

The foregoing summary is subject to the specific provisions of the Palliser Rights Plan.

At the Palliser Meeting, Palliser Shareholders will be asked to consider and, if thought fit, approve the following ordinary resolution (the "Palliser Palliser Rights Plan Termination Resolution"):

     "BE IT RESOLVED as an ordinary resolution of the shareholder of the Palliser Oil & Gas Corporation ("Palliser") that:

1.      subject to the successful completion of the Amalgamation, the termination of the Palliser Rights Plan (the "Palliser Rights Plan") of Palliser and all rights issued pursuant to the Palliser Rights Plan, on the terms described in the accompanying joint information circular and proxy statement of Palliser and Maha Energy Inc. dated September 12, 2014, be and the same is hereby ratified, confirmed and approved;

2.       any one director or officer of Palliser be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution; and

3.       the directors of Palliser may revoke this resolution before it is acted on without further approval of the shareholders."

Unless a Palliser Shareholder indicates otherwise, the voting rights attached to the Palliser Shares represented by the proxy given to Palliser management will be voted IN FAVOUR of the Palliser Palliser Rights Plan Termination Resolution.

The Amalgamation

At the Palliser Meeting, Palliser Shareholders will consider and, if thought advisable, pass the Palliser Resolution. The full text of the Palliser Resolution is set forth in Appendix A-1 to this Information Circular. As the Palliser Resolution is a special resolution, to be approved by 662/3% of the votes cast by Palliser Shareholders must be voted in favour of the Palliser Resolution for such resolution to be passed.

On any ballot that may be called for at the Palliser Meeting, the persons named in the enclosed form of proxy for Palliser Shareholders, if named as proxy, intend to vote for the Palliser Resolution, unless a Palliser Shareholder has specified in its form of proxy that its Palliser Shares are to be voted against the Palliser Resolution. If no choice is specified by a Palliser Shareholder to vote either for or against the Palliser Resolution, the persons whose names are printed in the enclosed instrument of proxy intend to vote for the Palliser Resolution.

For a full description of the Amalgamation see "The Amalgamation".

Other Business

As of the date of this Information Circular, the Palliser Board does not know of any other matters to be brought before the Meeting, other than those set forth in the Notice of Annual and Special Meeting of Palliser. If other matters are properly brought before the Palliser Meeting, the persons named in the enclosed form of proxy for the Palliser Meeting will vote the proxy on such matters in accordance with their best judgment.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as disclosed herein, management of Palliser is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or proposed nominee for director, or executive officer or anyone who has held office, or of any associate or affiliate of any of the foregoing, in any matter to be acted on at the Palliser Meeting.

See "The Amalgamation — Interests of Certain Persons or Companies in the Amalgamation".

MATTERS TO BE ACTED UPON AT THE MAHA MEETING

Annual Business

Presentation of Financial Statements

At the Maha Meeting, Maha Shareholders will receive the financial statements of Maha for the fiscal year ended December 31, 2013 and the auditor's report on such statements.

Fixing the Number of Directors

At the Maha Meeting, holders of Maha Shares will be asked to fix the number of directors to be elected at the Palliser Meeting at three (3). Accordingly, unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of fixing the number of directors to be elected at the Maha Meeting at three (3).

Election of Directors

The directors of Maha are elected annually and hold office until the next annual meeting of Maha Shareholders or until their successors are appointed. However, if the Amalgamation closes, the board of directors of the Resulting Issuer will be Ronald Panchuk, Jonas Lindvall, Anders Ehrenblad, Wayne Thomson, Nicholas Walker and Jeffrey Saponja by virtue of approval of the Amalgamation.

Unless authority to do so is withheld, the persons designated in the accompanying form of proxy for the Maha Meeting intend to vote for the nominees of Maha management listed below. Maha management does not contemplate that any of the nominees will be unable or unwilling to serve as a director but if, for any reason, any of them is unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by management, unless authority to vote the proxies in the election of directors is withheld.

Voting for the election of directors will be conducted on an individual, and not slate, basis. Management of Maha recommends that shareholders vote FOR the election of each of these nominees. The persons named in the accompanying form of proxy for the Maha Meeting intend to vote FOR the election of each of these nominees unless the Maha Shareholder specifies authority to do so is withheld.

The persons named in the following table are Maha management's nominees to the Maha Board.

The following information relating to the nominees as directors is based partly on Maha's records and partly on information received from the nominees, and sets forth the names and municipality of residence of the persons either nominated for or presently holding office as directors, the number of Maha Shares beneficially owned, directly or indirectly, or over which each exercises control and direction, the period served as director and the principal occupation during the last five years of each nominee:

	Number of Maha
Name and Municipality of Residence	Shares(1)	Director Since	Principal Occupation

Jonas Lindvall De Winton, AB, Canada	4,711,610	January 23, 2013

Currently the President and Chief Executive officer of Maha. From September 2009 to November 2013, Mr. Lindvall's principal occupation was General Manager of Tethys Oil (Canada). Prior thereto, Mr. Lindvall's principal occupation was Managing Director of Tethys Oil (Oman).

Ron Panchuk Calgary, AB, Canada	2,763,342	January 23, 2013

Currently the Chief Corporate Officer and Corporate Secretary of Maha, Corporate Secretary of Azabache Energy Inc. and legal counsel to Canadian Oil Sands Limited. Mr. Panchuk also acted as Vice President, Business Development and Legal for Ceiba Energy Services Inc. from May 2012 to November 2012 and has been a self- employed lawyer since May 2000.

Anders Ehrenblad Stockholm, Sweden	479,607	February 9, 2013

Currently, Investment Manager and Partner of Graviton Investment & Capital Advisers AB. Prior thereto, Mr. Ehrenblad's principal occupation was Corporate & Strategic Sales Executive at Farnell (Nordic) from September 2008 to October 2010.

Note:

(1)	Includes Maha Shares held by spouses, family trusts and related corporations of the respective directors over which they may exercise direction or control.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set forth below, no proposed director of Maha has, within the last ten years prior to the date of this document, been a director or executive officer of any company (including Maha) that, while such person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than thirty (30) consecutive days; or (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Ron Panchuk is the Corporate Secretary of Azabache Energy Inc., which was issued a cease trade on November 5, 2010 against the company by the Alberta Securities Commission (the "ASC") for failing to file its audited annual financial statements, management discussion and analysis and certification of annual filings for the year ended June 30, 2010 (the "Annual Filings") by the reporting deadline of October 28, 2010. Cease trade orders were also issued by the British Columbia Securities Commission (the "BCSC") and the Ontario Securities Commission (the "OSC") on November 5, 2010 and November 22, 2010, respectively. Upon the filing of the Annual Filings on November 29, 2010, the Azabache Energy Inc. made applications to have the cease trade orders revoked by the respective securities commissions. The cease trade orders of the ASC, the BCSC and the OSC were revoked on December 16, 2010, December 17, 2010 and December 24, 2010, respectively.

No proposed director of Maha has, within the ten (10) years before the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

No director, officer or promoter of Maha, within the last ten (10) years has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Conflicts of Interest

The directors and officers of Maha may, from time to time, be involved with the business and operations of other oil and gas issuers, in which case a conflict of interest may arise between their duties as offices and directors of Maha and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such procedures and remedies, as applicable, under the Business Corporations Act (Alberta).

Appointment of Auditors

Unless otherwise directed, it is Maha management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Deloitte LLP, Chartered Accountants, to serve as auditors of Maha until the next annual meeting of Maha Shareholders and to authorize the Maha Board to fix their remuneration as such. Deloitte LLP was first appointed auditors of Maha on February 8, 2013. The Maha Board reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to Maha.

The Amalgamation

At the Maha Meeting, Maha Shareholders will consider and, if thought advisable, pass the Maha Resolution. The full text of the Maha Resolution is set forth in Appendix A-2 of this Information Circular. As the Maha Resolution is a special resolution, to be approved by 662/3% of the votes cast by Maha Shareholders must be voted in favour of the Maha Resolution.

On any ballot that may be called for at the Maha Meeting, the persons named in the enclosed instrument of proxy, if named as proxy, intend to vote for the Maha Resolution, unless a Maha Shareholder has specified in its instrument of proxy that its Maha Shares are to be voted against the Maha Resolution. If no choice is specified by a Maha Shareholder to vote either for or against the Maha Resolution, the persons whose names are printed in the enclosed instrument of proxy intend to vote for the Maha Resolution.

For a full description of the Amalgamation see "The Amalgamation".

Other Business

As of the date of this Information Circular, the Maha Board does not know of any other matters to be brought to the Meeting, other than those set forth in the Notice of Meeting for the Maha Meeting. If other matters are properly brought before the Maha Meeting, the persons named in the enclosed proxy for the Maha Meeting will vote the proxy on such matters in accordance with their best judgment.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as disclosed herein, management of Maha is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or proposed nominee for director, or executive officer or anyone who has held office or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Maha Meeting.

See "The Amalgamation — Interests of Certain Persons or Companies in the Amalgamation".

THE AMALGAMATION

Effect of the Amalgamation

General

The terms of the Amalgamation are the result of arm's length negotiations between representatives of Palliser and Maha and their respective advisors. On July 30, 2014, Palliser and Maha agreed to combine their respective businesses and entered into the Amalgamation Agreement.

The Amalgamation Agreement provides for the implementation of the Amalgamation pursuant to which, subject to satisfaction of certain conditions, Palliser and Maha will complete a business combination to create a continuing public company with a stronger balance sheet that will have the means to execute a 2014 and 2015 capital expenditure program which will include advancing the development of the cyclic steam project at the LAK Ranch heavy oil field as well as pursuing optimization and , see Lloydminster area ("Pro Forma Information of New Maha After Giving Effect to the Amalgamation – Principal Purposes of Available Funds"). The combined entity to be formed pursuant to the Amalgamation will operate under the name "Maha Energy Inc." under the trading symbol "MHA".

Upon completion of the Amalgamation, the New Maha Board of Directors will be comprised of the current members of the Maha Board, being Jonas Lindvall, Ronald Panchuk and Anders Ehrenblad, as well as Jeffrey C. Saponja (director of Palliser), Wayne Thomson and Nicholas Walker. New Maha's executive management team will, upon completion of the Amalgamation, be comprised of the current executive management team of Maha, led by Jonas Lindvall as President and Chief Executive Officer, as well as certain members of Palliser management. For further details regarding the members of the New Maha Board and New Maha executive management team see "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – Directors and Officers of New Maha".

Immediately upon completion of the Amalgamation, based upon certain assumptions including completion of financing through the Equity Financing of at least US$15,000,000 at US$1.50 per Maha Share and at least US$55,000,000 Bond Issue, an aggregate of approximately 55,338,187 New Maha Shares will be issued and outstanding with the current Maha Shareholders and current Palliser Shareholders anticipated to own, on a non-diluted basis, approximately 84% and 16% of the outstanding New Maha Shares, respectively. See "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – Pro Forma Consolidated Capitalization".

The total deemed consideration for the acquisition of Maha will be US$45,439,130 (or $49,569,547), based upon the issuance of 36,351,304 New Maha shares (inclusive of 552,000 New Maha shares issuable to Hartco for certain financial advisory services) all at a deemed price of US$1.25 per New Maha share pursuant to the Amalgamation, but excluding the New Maha shares issuable to subscribers of the Equity Financing. For more information, see "Summary Information – The Amalgamation – General".

The Parties made an application for conditional approval of the Exchange for the listing of the New Maha Shares on the Exchange. It is the intention of management of New Maha to apply to list the New Maha Shares on the First North stock exchange in Stockholm, Sweden. There is no assurance that either of the listings will be approved.

In connection with, and as a condition to, the completion of the Amalgamation, Maha must complete the Equity Financing and the Bond Issue for total gross proceeds of not less than US$70 million. The gross proceeds will be used to pay out Palliser's current credit facilities and for working capital purposes. See "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – Principal Purpose of Available Funds" and "The Amalgamation – Maha Financings".

Completion of the Amalgamation is subject to a number of conditions which remain to be satisfied as of the date of this Information Circular and as more particularly set forth in the Amalgamation Agreement including, among other things, shareholder approval by Palliser Shareholders and Maha Shareholders, completion of the Equity Financing and the Bond Issue for total aggregate gross proceeds of not less than US$70 million and the receipt of all necessary regulatory, stock exchange and third party approvals.

Subject to the satisfaction or waiver of all remaining conditions, Palliser and Maha expect the Effective Date will occur on or about October 15, 2014.

Effect on Holders of Palliser Shares

Pursuant to the Amalgamation, Palliser Shareholders will receive 0.1393 of a New Maha Share for each one (1) Palliser Share held, which is effectively a 0.1393 to 1 consolidation of Palliser Shares.

No fractional New Maha Shares will be issued pursuant to the Amalgamation. Where the aggregate number of New Maha Shares to be issued to a former holder of Palliser Shares would result in a fraction of a New Maha Share being issued, the number of New Maha Shares to be issued will be rounded to the nearest whole number of New Maha Shares (with fractions equal to exactly 0.5 to be rounded up).

See "The Amalgamation –Procedure for Exchange of Securities – Palliser Shares" and "Certain Canadian Federal Income Tax Considerations".

Effect on Holders of Maha Shares

Pursuant to the Amalgamation, holders of Maha Shareholders will receive one (1) New Maha Share for each Maha Share held.

See "The Amalgamation –Procedure for Exchange of Securities – Maha Shares" and "Certain Canadian Federal Income Tax Considerations".

Effect on Holders of Palliser and Maha Options, Warrants and Share Units

Upon the completion of the Amalgamation:

  the Palliser Stock Option Plan shall become the Resulting Issuer Stock Option Plan (See "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – New Maha Stock Option Plan");

  each one (1) Maha Option outstanding immediately before the Effective Time shall be exchanged for one (1) Resulting Issuer Option with the same terms and conditions as the Maha Options (See "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – New Maha Stock Option Plan");

  each one (1) Palliser Option outstanding immediately before the Effective Time shall be exchanged for 0.1393 Resulting Issuer Options in accordance with the Palliser Stock Option Plan (See "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – New Maha Stock Option Plan");

  all outstanding Maha Warrants will be treated in accordance with their terms (See Appendix G "
  Information Concerning Maha – Consolidated Capitalization, General Development Of The Business- Three-Year History"); and

  598,612 of all outstanding Palliser Share Units will vest in accordance with the Palliser Share Unit Plan and convert into Resulting Issuer Shares at the exchange ratio of 0.1393 to 1 (see Appendix F "Executive Compensation - Palliser Option and Share Compensation Arrangements").

As at the date of this Information Circular, an aggregate of:

  3,624,500 Palliser Options are outstanding, none of which are currently "in-the-money";

  2,050,000 Maha Options are outstanding, all of which are currently "in-the-money";

  631,944 Palliser Share Units are outstanding, of which 598,612 are expected to vest and convert into 598,612 Palliser Shares immediately prior to the Effective Time; and

  790,881 Maha Warrants outstanding, which have an exercise price of US$0.45 per Maha Share and expire on February 12, 2015.

Implementation of the Amalgamation

Amalgamation

Palliser and Maha have agreed to amalgamate pursuant to the Amalgamation Agreement and the provisions of section 181 of the ABCA and to continue as one corporation on the terms and subject to the conditions set out below.

Name. The name of the Resulting Issuer shall be "Maha Energy Inc."

Registered Office. The municipality where the registered office of the Resulting Issuer shall be located is Calgary. The address of the registered office of the Resulting Issuer shall be Suite 1600, Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1.

Authorized Capital. The Resulting Issuer shall be authorized to issue an unlimited number of: (i) common shares; (ii) first preferred shares, issuable in series; and (iii) second preferred shares, issuable in series.

Restriction on Transfer: There shall be no restrictions on the transfer of the Resulting Issuer Shares.

Number of Directors. The minimum number of directors of the Resulting Issuer shall be one (1) and the maximum number of directors of the Resulting Issuer shall be fifteen (15).

First Directors. The number of first directors of the Resulting Issuer shall be six (6). The first directors of the Resulting Issuer shall be the persons whose names are set forth below:

Name
Jonas Lindvall
Ronald Panchuk
Anders Ehrenblad
Jeffrey Saponja
Wayne Thomson
Nicholas Walker

See "Pro Form Information of New Maha After Giving Effect to the Amalgamation – Directors and Officers of New Maha".

Effect of Certificate of Amalgamation. On the Effective Date, the Amalgamation of Palliser and Maha and their continuance as one corporation shall become effective; the property of each of Palliser and Maha shall continue to be the property of the Resulting Issuer; the Resulting Issuer shall continue to be liable for the obligations of each of Palliser and Maha; any existing cause of action, claim or liability to prosecution shall be unaffected; any civil, criminal or administrative action or proceeding pending by or against either Palliser or Maha may be continued to be prosecuted by or against the Resulting Issuer; a conviction against, or filing, order or judgment in favour of or against, either Palliser or Maha may be enforced by or against the Resulting Issuer; and the Articles of Amalgamation shall be deemed to be the same as the Articles of Amalgamation of Palliser and the Certificate of Amalgamation shall be deemed to be the same as the Certificate of Amalgamation for Palliser.

First Auditors. The first auditors of the Resulting Issuer shall be Deloitte LLP. The first auditors of the Resulting Issuer shall hold office until the first annual meeting of the Resulting Issuer following the Amalgamation or until their successors are elected or appointed.

Restrictions on Business. There shall be no restrictions on the business that the Resulting Issuer may carry on.

By-laws. The by-laws of the Resulting Issuer, until repealed, amended or altered, shall be the same as the existing by-laws of Palliser.

Option Plan. The Palliser Stock Option Plan shall become the Resulting Issuer Stock Option Plan.

General Effects of the Amalgamation. At the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)

Palliser and Maha shall amalgamate to form the Resulting Issuer and shall continue as one company under the ABCA in the manner set out in Section 2.4 of the Amalgamation Agreement and with the effect set out in Section 182 of the ABCA;

(b)	immediately upon the amalgamation of Palliser and Maha to form the Resulting Issuer as set forth in subsection 2.4(m)(i) of the Amalgamation Agreement:

(i)

each one (1) Palliser Share outstanding immediately before the Effective Time shall be exchanged for 0.1393 of a Resulting Issuer Share and the Palliser Shares shall be deemed to have been cancelled as of the Effective Date;

(ii)

each one (1) Maha Share issued and outstanding immediately before the Effective Time shall be exchanged for one (1) Resulting Issuer Shares and the Maha Shares shall be deemed to have been cancelled as of the Effective Date;

	(iii)	each one (1) Palliser Option outstanding immediately before the Effective Time shall be exchanged for 0.1393 Resulting Issuer Options in accordance with the Palliser Stock Option Plan;

	(iv)	each one (1) Maha Option outstanding immediately before the Effective Time shall be exchanged for one (1) Resulting Issuer Option with the same terms and conditions as the Maha Options;

	(v)	631,944 Palliser Share Units are outstanding, of which 598,612 will vest in accordance with the Palliser Share Unit Plan and convert into Resulting Issuer Shares;

(vi)

The total deemed consideration for the acquisition of Maha will be US$45,439,130 (or $49,569,547), based upon the issuance of 36,351,304 New Naha shares (inclusive of 552,000 New Maha shares issuable to Hartco for certain financial advisory services) all at a deemed price of US$1.25 per New Maha share pursuant to the amalgamation, but excluding the New Maha shares issuable to subscribers of the Equity Financing. For more information, see "The Amalgamation – Interests Of Certain Persons Or Companies In The Amalgamation – Other Interests"; and

(vii)	all outstanding Maha Warrants will be treated in accordance with their terms.

with respect to each Maha Share and Maha Option exchanged in accordance with subsection 2.4(m)(ii) of the Amalgamation Agreement:

(viii)

the Holders thereof shall cease to be the Holders of such Maha Shares or Maha Options, as the case may be, and the name of such Holder shall be removed from the applicable register of Holders of such Maha Securities, as the case may be;

(ix)	the Maha Shares or Maha Options, as the case may be, shall be deemed to have been cancelled as of the Effective Date; and

(x)

the Holders thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange or transfer such Maha Shares or Maha Options, as the case may be, in accordance with Section 2.4 of the Amalgamation Agreement;

(c)

no fractional Resulting Issuer Shares or Resulting Issuer Options shall be issued to Holders; in lieu of any fractional entitlement, the number of Resulting Issuer Shares or Resulting Issuer Options issued to each former Holder shall be rounded up to the next greater whole number of Resulting Issuer Shares or Resulting Issuer Options if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Resulting Issuer Shares or Resulting Issuer Options if the fractional entitlement is less than 0.5 and, in calculating such fractional interests, all Securities registered in the name of, or beneficially held by, such Holder shall be aggregated; and

(d)

the Resulting Issuer shall add to the stated capital account maintained in respect of the Resulting Issuer Shares an amount equal to the aggregate paid-up capital for purposes of the Tax Act of the Maha Shares immediately before the Effective Time plus the aggregate paid-up capital for purposes of the Tax Act of the Palliser Shares immediately before the Effective Time and after giving effect to the conversions of the Maha Shares and the Palliser Shares into New Maha Shares in accordance with paragraph (b) above.

Share Certificates. On the Effective Date:

(a)

subject to subsection 2.4(k) of the Amalgamation Agreement, the registered Maha Shareholders shall be deemed to be the registered holders of the Resulting Issuer Shares to which they are entitled pursuant to the aforementioned exchange and calculated in accordance with the provisions thereof and the holders of such Maha Shares, subject to subsection 2.4(o) of the Amalgamation Agreement, shall be entitled to receive share certificates representing the number of Resulting Issuer Shares to which they are so entitled pursuant to the aforementioned exchange; and

(b)

subject to subsection 2.4(k) of the Amalgamation Agreement, the registered Palliser Shareholders shall be deemed to be the registered holders of the Resulting Issuer Shares to which they are entitled pursuant to the aforementioned exchange and calculated in accordance with the provisions thereof and the holders of such Palliser Shares, subject to subsection 2.4(p) of the Amalgamation Agreement, shall be entitled to receive share certificates representing the number of Resulting Issuer Shares to which they are so entitled pursuant to the Amalgamation Agreement.

Palliser Dissenting Shareholders:

(a)

Each Palliser Shareholder (other than Palliser Shareholders who have entered into Palliser Support Agreements) is entitled to exercise its Palliser Dissent Rights in connection with the Amalgamation. A Palliser Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a Palliser Shareholder and shall only be entitled to be paid the fair value of the Holder's Palliser Shares by Palliser. A Palliser Dissenting Shareholder who is entitled to be paid the fair market value of the Holder's Palliser Shares shall be deemed to have transferred its Palliser Shares to the Resulting Issuer and such Palliser Shares shall be cancelled and cease to be outstanding as of the Effective Time, without any further act or formality and free and clear of all Liens, notwithstanding Section 191 of the ABCA. A Palliser Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the Holder's Palliser Shares shall be treated as if the Holder had participated in the Amalgamation on the same basis as a non-dissenting Palliser Shareholder, notwithstanding Section 191 of the ABCA.

(b)

The fair value of Palliser Shares shall be determined as of close of business on the last Business Day before the day on which the Amalgamation is approved by the Palliser Shareholders at the Palliser Meeting. In no event shall Palliser be required to recognize a Palliser Dissenting Shareholder as a Palliser Shareholder after the Effective Time and the name of such Holder shall be removed from the applicable register as at the Effective Time. A Palliser Shareholder may only exercise Palliser Dissent Rights in respect of all, and not less than all, of such Holder's Palliser Shares.

Maha Dissenting Shareholders:

(a)

Each Maha Shareholder (other than Maha Shareholders who have entered into Maha Support Agreements) is entitled to exercise its Maha Dissent Right in connection with the Amalgamation. A Maha Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a Maha Shareholder and shall only be entitled to be paid the fair value of the Holder's Maha Shares by Maha. A Maha Dissenting Shareholder who is entitled to be paid the fair market value of the Holder's Maha Shares shall be deemed to have transferred its Maha Shares to the Resulting Issuer and such Maha Shares shall be cancelled and cease to be outstanding as of the Effective Time, without any further act or formality and free and clear of all Liens, notwithstanding Section 191 of the ABCA. A Maha Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the Holder's Maha Shares shall be treated as if the Holder had participated in the Amalgamation on the same basis as a non-dissenting Maha Shareholder, notwithstanding Section 191 of the ABCA.

(b)

The fair value of Maha Shares shall be determined as of close of business on the last Business Day before the day on which the Amalgamation is approved by the Maha Shareholders at the Maha Meeting. In no event shall Maha be required to recognize a Maha Dissenting Shareholder as a Maha Shareholder after the Effective Time and the name of such Holder shall be removed from the applicable register as at the Effective Time. A Maha Shareholder may only exercise its Maha Dissent Right in respect of all, and not less than all, of such Holder's Maha Shares.

Background to and Anticipated Benefits of the Amalgamation

The following is a summary of the material events, meetings, negotiations and discussion among the parties that preceded the execution and public announcement of the Amalgamation Agreement.

Palliser Oil & Gas Corporation

Palliser management and the Palliser Board of Directors regularly review Palliser's strategic objectives and opportunities available to Palliser in order to ensure that Palliser Shareholder value is being maximized.

In October of 2013, facing a situation of constrained capital markets for junior oil and gas issuers, operational and production challenges as a result of, amongst many reasons, a limited capital program, and a largely drawn credit facility, the Palliser Board, in consultation with Palliser management, determined that it would be in the best interests of Palliser and the Palliser Shareholders to retain an external financial advisor to conduct a review of Palliser and its strategic alternatives. After consideration of advisory requirements and consultation with several financial advisory firms, the Palliser Board retained NBF on October 17, 2013 to act as financial advisor with respect to a comprehensive review of capital market alternatives then available to Palliser and to make recommendations to the Palliser Board regarding the alternatives.

While the NBF review was ongoing, Palliser continued discussions with several parties with respect to the potential exploitation of its prospect inventory. The discussions focused on large scale joint venture opportunities pursuant to which the counter-party would fund and earn an interest with Palliser carried through the development phase. These discussions did not result in the conclusion of a joint venture transaction.

In late October of 2013, NBF presented its findings to the Palliser Board, recommending a multi-prong strategic alternative process approach. Based on recommendations from NBF, the Palliser Board determined and directed Palliser management to continue with the various joint venture discussions underway and to begin the preparation of a broader market canvas and solicitation with respect to strategic alternatives to be undertaken, subject to further review, in January of 2014.

In January of 2014, Palliser management and the Palliser Board met with NBF with respect to its ongoing analysis of strategic alternatives for Palliser. At the Palliser Board meeting on January 10, 2014, the Palliser Board determined to initiate a limited confidential process to investigate strategic alternatives for Palliser. At this time, the Palliser Board established the Special Committee of Messrs. Fridhandler, Hayden and Saponja (Chairman) to proceed with a review and consideration of general strategic alternatives available to Palliser on a confidential basis. The Special Committee was empowered to engage external advisors, as required from time to time, to carry out its responsibilities. After its constitution, the Special Committee immediately commenced work and negotiated an advisory engagement with NBF with respect to advancing the interests of Palliser and the Palliser Shareholders in a confidential market review. Palliser management, under the direction of the Special Committee, and with advice of its Financial Advisor, met a number of times to commence preparation of the process to be undertaken. In conjunction with advice from the Financial Advisor and Palliser management, the Special Committee developed a list of potential target parties deemed to be the most logical counter-parties to a transaction and prioritized approaches to these counter-parties. Palliser management, as well, began preparation of presentation materials and a data room, with the assistance and input of NBF, with the view to launching the confidential strategic process in February 2014.

Significant production and cash flow netback erosion continued to impact the largely drawn credit facility and during the early stages of the confidential solicitation process resulted in limited interest from the most logical counter-parties to a transaction. The Special Committee, in consultation with the Financial Advisor and Palliser management determined to broaden the scope of Palliser's confidential market canvass.

Since its formation, the Special Committee has been actively engaged and focused on its mandate. The Special Committee has held 26 formal meetings and has participated in a significant number of additional negotiations, discussions, calls and meetings with advisors and third parties. Under the direction of the Special Committee, the Financial Advisor was in contact with over 55 parties in an effort to maximize interest in all or a portion of the assets of Palliser. In total 27 potential counter-parties executed confidentiality agreements and were granted access to a confidential data room created by the Financial Advisor and Palliser management. Interested parties showed varying levels of interest in pursuing a potential transaction with Palliser. On April 10, 2014, Palliser issued a press release formally announcing its strategic review process and further disclosed that NBF had been retained as its Financial Advisor.

Following the commencement of the strategic review process, Ivy Capital Partners Ltd. ("Ivy Capital"), an entity controlled by Mr. Stephen Hayden, a member of the Palliser Board, introduced the Palliser opportunity to Maha and its financial advisor.

On or about April 16, 2014 Palliser, through NBF, received ten (10) non-binding proposals; four (4) corporate proposals and six (6) asset proposals, including a proposal from Maha. Following receipt of these initial proposals, Palliser management and the Special Committee met with the Financial Advisor on April 17, 2014 to review their assessment of the proposals and to consider the next steps in the process. NBF was instructed by the Special Committee to request that the four (4) proponents, that submitted corporate proposals, be invited to re-submit proposals by April 24, 2014.

The Special Committee and the Financial Advisor received a proposal presentation from Maha on April 21, 2014 to get an overview of Maha, their proposal and the strategic direction of Maha going forward should a transaction be consummated between Palliser and Maha.

On or about April 24, 2014 Palliser, through its Financial Advisor, received proposal re-submissions from three (3) of the four (4) initial corporate proposals and one (1) additional corporate proposal from a newly identified interested party. After receiving a presentation from its Financial Advisor and a review of the proposals, the Special Committee chose to move forward with the negotiation of the Maha proposal.

After negotiation with Maha and exchange of further information, with the assistance of the respective financial advisors and counsel, the Parties agreed to the general terms of a business combination and determined to proceed directly to the negotiation and finalization of a binding definitive amalgamation agreement. In the meantime, due diligence continued by each of the Parties of the other, and the terms of the transaction were negotiated. As Palliser was not under solicitation restrictions, Palliser and its Financial Advisor continued to solicit interest from other potential transaction counter-parties.

On July 14, 2014 and July 22, 2014 Palliser, through its Financial Advisor, received two (2) corporate proposals from a newly identified interested party. After discussions with its Financial Advisor and a review of the proposals, the Special Committee chose to continue to move forward with the negotiation of the Maha proposal.

On July 29, 2014 and July 30, 2014, meetings of the Special Committee, the Palliser Board of Directors, Palliser management and its legal and financial advisors, were convened to review, among other things, the terms of the proposed Amalgamation and related matters. At these meetings, Palliser's legal counsel reviewed the detailed terms and conditions of the Amalgamation Agreement and Palliser Support Agreements and provided advice as to the fiduciary duties of the Palliser Board of Directors in the context of the proposed Amalgamation. Palliser's Financial Advisor provided the Special Committee and Palliser Board of Directors with financial analysis and advice on the proposed Amalgamation and related matters and delivered its verbal opinion that as of July 30, 2014, and subject to the review of the final form of the documentation effecting the Amalgamation, NBF was of the opinion that the consideration to be received by the Palliser Shareholders pursuant to the proposed Amalgamation was fair, from a financial point of view, to the Palliser Shareholders. After duly considering the financial aspects and various other considerations relating to the proposed transaction including, without limitation, the terms and conditions of the proposed Amalgamation Agreement, payment of $100,000 to Ivy Capital (a corporation controlled by Stephen Hayden), the Palliser Board of Directors' fiduciary duties and responsibilities to Palliser Shareholders, receipt of the formal report and unanimous recommendation of the Special Committee and delivery of the Palliser Fairness Opinion, the Palliser Board of Directors unanimously determined that the Amalgamation is in the best interests of Palliser and the Palliser Shareholders, that the Amalgamation is fair to Palliser Shareholders and approved the Amalgamation and the entering into of the Amalgamation Agreement and resolved unanimously to recommend that Palliser Shareholders vote in favour of the Palliser Resolution. Mr. Hayden specifically recused himself from voting on the approval of the agreement between Palliser and Ivy Capital. See also "The Amalgamation - Securities Laws Matters".

Later that day, the Amalgamation Agreement and the Palliser Support Agreements and Maha Support Agreements were finalized and executed and a joint news release announcing the Amalgamation and related matters was disseminated after the close of the markets on July 30, 2014.

NBF delivered the written Palliser Fairness Opinion on September 12, 2014, at which time the Palliser Board of Directors approved this Information Circular and the mailing thereof to the Palliser Shareholders and confirmed its determinations and recommendations as made at the 30th of July 2014 Palliser Board of Directors meeting.

Maha Energy Inc.

For the past six months, prior to the date of the Amalgamation Agreement, Maha has been pursuing various reverse takeover opportunities in order to provide a strong second prong to its business model and to use commercially reasonable efforts to create a liquidity event for Maha Shareholders.

On July 14, 2014 and July 22, 2014, Maha submitted proposals to Palliser, through NBF. Subsequently, after Palliser reviewed the proposals with NBF, Palliser and Maha moved forward with negotiations with respect to the Amalgamation.

Following negotiations, meetings of the Maha Board, Maha management and its legal and financial advisors, were convened to review, among other things, the terms of the proposed Amalgamation and related matters. At these meetings, Maha's legal counsel reviewed the detailed terms and conditions of the Amalgamation Agreement and Maha Support Agreements and provided advice as to the fiduciary duties of the Maha Board in the context of the proposed Amalgamation. Maha's financial advisor, Hartco Financial Inc., provided the Maha Board with financial analysis and advice on the proposed Amalgamation and related matters. After duly considering the financial aspects and various other considerations relating to the proposed transaction including, without limitation, the terms and conditions of the proposed Amalgamation Agreement and the Maha Board's fiduciary duties and responsibilities to Maha Shareholders, the Maha Board unanimously determined that the Amalgamation is in the best interests of Maha and is fair from a financial point of view to the Maha Shareholders. The Maha Board approved the Amalgamation and the entering into of the Amalgamation Agreement and resolved unanimously to recommend that Maha Shareholders vote in favour of the Maha Resolution.

Later that day, the Amalgamation Agreement and the Palliser Support Agreements and Maha Support Agreements were finalized and executed and a joint news release announcing the Amalgamation and related matters was disseminated after the close of the markets on July 30, 2014.

On September 11, 2014, the Maha Board approved this Information Circular and the mailing thereof to the Maha Shareholders and confirmed its determinations and recommendations as made at the 30th of July 2014 Maha Board meeting.

Anticipated Benefits of the Amalgamation

Management of each of Palliser and Maha and their respective boards of directors, in recommending the Amalgamation and related matters to Palliser Shareholders and Maha Shareholders, respectively, believe that there are a number of benefits which are anticipated to result from the Amalgamation including, without limitation, the following:

  Palliser Shareholders and Maha Shareholders will have the opportunity to participate in a focussed, newly capitalized company that is expected to have a much improved balance sheet and is anticipated to receive increased market attention, resulting in enhanced liquidity and an ability to secure financing at a lower cost of capital;

  the complementary nature of combined, heavy oil asset bases provides significant development upside and the potential for improved efficiencies;

  estimated 2014 year-end production in excess of approximately 1,650 BOE/d, of which approximately 99% is expected to be heavy oil;

  gross proved reserves of approximately 5,491 MBOE (99% oil and natural gas liquids) and proved plus probable reserves of approximately 9,410 MBOE (99% oil and natural gas liquids), estimated as of December 31, 2013 based on the independent engineering evaluations of Palliser;;

  in excess of an estimated 3,400 net unbooked acres and 86 net unbooked locations of heavy oil development inventory in Canada;

  exposure to a cyclic steam heavy oil project at the LAK Ranch heavy oil field;

  New Maha is expected to have a stronger balance sheet and improved capital resources to pursue a development drilling and exploitation program and strategic acquisitions in Canada, the U.S. and outside North America;

  completion of the Equity Financing and Bond Issue will result in increased financial flexibility for the combined entity;

  net cash position, estimated at closing, at approximately $25 million, assuming completion of Equity the Financing and Bond Issue of aggregate proceeds of not less than U.S. $70,000,000; and

  a large Canadian tax pool position estimated at $99 million; and

  the implied value of the Amalgamation to Palliser Shareholders, being $0.19 per share based upon the arm's length pricing of recent Maha equity issuances at US$1.25 per Maha Share, the July 30, 2014 Bank of Canada noon US$/C$ exchange rate of 1.0909, and corresponding 0.1393 exchange ratio, represents a premium of approximately 52% to the $0.125 trading price of the Palliser Shares on the Exchange immediately preceding announcement of the Amalgamation.

There is a risk that New Maha may not realize the anticipated benefits of the Amalgamation. See "The Amalgamation – Risk Factors Related to the Amalgamation".

Concurrent Assets Transactions between Palliser and Maha

Concurrent with entering into the Amalgamation Agreement, Palliser closed the sale of a 50% working interest in its Manitou, Saskatchewan assets to Maha for $2,150,000 (approximately $1,950,000, after interim adjustments) ("Manitou Sale"). The production associated with the Manitou Sale was approximately 125 bbl/d of oil. Net proceeds from the Manitou Sale were used to address Palliser payables. Palliser will remain the operator of the wells subject to the Manitou Sale.

Palliser has also entered into two (2) farmout arrangements with Maha with a view to generating production in the near term from several priority prospects of Palliser.

In the first instance, Palliser on behalf of Maha, will recomplete and equip four (4) wells targeting the GP formation on its Marwayne, Alberta prospect in the Lloydminster core area (the "Marwayne Farmout") for Maha to earn an undivided 30% working interest in associated spacing units and wellbores. Maha will pay 100% of the recompletion costs and Palliser will provide certain requisite surface equipment.

Under a second farmout arrangement in its Manitou, Saskatchewan core area (the "Manitou Farmout"), Palliser on behalf of Maha, will drill, case and complete or abandon a Sparky test well. Maha will be responsible for 100% of the costs under the Manitou Farmout to earn a 70% interest before payout, reducing to a 50% interest after payout.

The recompletion well program under the Marwayne Farmout was completed and in production in early September 2014, and the test well under the Manitou Farmout was drilled, completed and on production in early September, 2014..

The Manitou Sale, Marwayne Farmout and Manitou Farmout provided Palliser with working capital to carry out additional development and to assist in maintaining production.

Maha Financings

In connection with the Amalgamation and as a condition to the completion of the Amalgamation, Maha expects to complete the Equity Financing and Bond Issue for aggregate gross proceeds equalling not less than US$70 million the "Maha Financing".

Maha has engaged Stockholm Corporate Finance AB ("SCF") to act as its financial advisor with respect to an equity private placement for expected aggregate gross proceeds of a minimum of approximately US$15,000,000. In consideration for SCF providing services in connection with the Equity Financing, Maha will pay SCF a 5.75% commission on the gross proceeds of the Equity Financing. In addition, Maha has engaged Pareto Securities AB ("Pareto"), a Swedish investment bank, to provide broker and advisory services to Maha with respect to a bond offering for expected aggregate gross proceeds equalling a minimum of approximately US$55,000,000. In consideration for such services, Maha will pay Pareto a 3% fee on the gross proceeds of the Bond Issue.

Once the terms of the Maha financings are settled, a press release will be issued containing further information on the Equity Financing and Bond Issue.

Palliser Fairness Opinion

The Special Committee engaged NBF as financial advisor to the Special Committee and the Palliser Board of Directors with respect to the Amalgamation. NBF has provided the Palliser Fairness Opinion to the Palliser Board of Directors to the effect that, as of September 12, 2014, and subject to the assumptions and limitations contained therein, the consideration to be received by the Palliser Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to the Palliser Shareholders.

NBF, financial advisor to Palliser, is a direct or indirect wholly-owned subsidiary of the Bank, which is a lender to Palliser pursuant to the Palliser Credit Facility. In addition, NBF will receive a success fee in connection with its Fairness Opinion and the closing of the Amalgamation, and the available funds resulting from the Transactions will be used to repay the Palliser Credit Facility. For additional information, see Appendix F "Information Concerning Palliser – Relationship between Palliser's Bank and the Financial Advisor".

The summary of the Palliser Fairness Opinion in this Information Circular is qualified in its entirety by reference to the full text of the Palliser Fairness Opinion. The Palliser Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

See Appendix C for the full text of the Palliser Fairness Opinion.

Recommendations of the Palliser Board of Directors

The Palliser Board of Directors has concluded that the consideration to be paid to the Palliser Shareholders under the Amalgamation is fair, from a financial point of view, to the Palliser Shareholders and is in the best interests of Palliser and Palliser Shareholders and unanimously recommends that the Palliser Shareholders vote FOR the Palliser Resolution.

In coming to that conclusion, the Palliser Board of Directors considered, among other things, the recommendation of the Special Committee which, with the Palliser Board of Directors had:

(i)	received advice as to its duties and responsibilities in connection with the consideration of the potential transaction with Maha;

(ii)	received presentations from the Special Committee and Palliser management with respect to the properties, financial condition and prospects of Palliser;

(iii)	received presentations from Palliser management with respect to the properties, financial condition and prospects of Maha;

(iv)	been kept up-to-date in respect of the negotiation of the potential transaction with Maha;

(v)	reviewed the principal terms of the Amalgamation;

(vi)

received and reviewed financial advice with respect to the financial condition and prospects of the merged vehicle assuming the Amalgamation was completed and considered the anticipated benefits of the Amalgamation including those outlined above under "Anticipated Benefits of the Amalgamation" and the risks associated with the completion of the Amalgamation;

(vii)

reviewed the comparative opportunities of various financial and strategic alternatives including Palliser's prior discussions with respect to potential dispositions, acquisitions and other business combinations; and

(viii)

received and considered the Palliser Fairness Opinion to the effect that, as of September 12, 2014, and based upon and subject to the various assumptions, qualifications and limitations set forth therein, the consideration to be paid by Palliser pursuant to the Amalgamation is fair, from a financial point of view, to the Palliser Shareholders.

The discussion of the information and factors considered and given weight to by the Palliser Board of Directors is not intended to be exhaustive. In reaching the determination to approve and recommend the Palliser Resolution, the Palliser Board of Directors did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

Recommendations of the Maha Board of Directors

The Maha Board of Directors has concluded that the consideration to be received by the Maha Shareholders under the Amalgamation is fair, from a financial point of view, to the Maha Shareholders and is in the best interests of Maha and unanimously recommends that the Maha Shareholders vote FOR the Maha Resolution.

In coming to that conclusion, the Maha Board of Directors considered, among other things, that it had:

  received advice as to its duties and responsibilities in connection with the consideration of the potential transaction with Palliser;

  received presentations from Maha management with respect to the properties, financial condition and prospects of Maha;

  received presentations from Maha management with respect to the properties, financial condition and prospects of Palliser;

  been kept up-to-date in respect of the negotiation of the potential transaction with Palliser;

  reviewed the principal terms of the Amalgamation;

  received and reviewed financial advice with respect to the financial condition and prospects of the merged company assuming the Amalgamation was completed and considered the anticipated benefits of the Amalgamation including those outlined above under "Anticipated Benefits of the Amalgamation" and the risks associated with the completion of the Amalgamation; and

  reviewed the comparative opportunities of various financial and strategic alternatives including Maha's prior discussions with respect to potential dispositions, acquisitions and other business combinations.

The discussion of the information and factors considered and given weight to by the Maha Board of Directors is not intended to be exhaustive. In reaching the determination to approve and recommend the Maha Resolution, the Maha Board of Directors did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

Support Agreements

Palliser Support Agreements

All of the directors and officers of Palliser have entered into Palliser Support Agreements, on terms similar to the Maha Support Agreements, pursuant to which all of the directors and officers of Palliser and certain Palliser Shareholders holding an aggregate of approximately 6.7% of the issued and outstanding Palliser Shares have agreed, among other things, to vote an aggregate of 4,286,351 Palliser Shares, representing approximately 6.7% of the outstanding Palliser Shares in favour of the Palliser Resolution and to otherwise support the Amalgamation, subject to the provisions of the Palliser Support Agreements.

Maha Support Agreements

All of the directors and officers of Maha and certain Maha Shareholders holding an aggregate of approximately 37% of the Maha Shares have entered into Maha Support Agreements, on terms similar to the Palliser Support Agreements, pursuant to which they have agreed, among other things, to vote an aggregate of 13,515,942 Maha Shares, representing approximately 37% of the outstanding Maha Shares in favour of the Maha Resolution and to otherwise support the Amalgamation, subject to the provisions of the Maha Support Agreements.

Shareholder Approvals

Palliser Shareholder Approval

The Palliser Resolution must be approved by not less than 66-2/3% of the votes cast by the Palliser Shareholders voting, in person or by proxy, at the Palliser Meeting.

See Appendix A-1 to this Information Circular for the full text of the Palliser Resolution. See also "General Proxy Matters - Palliser".

Maha Shareholder Approval

The Maha Resolution must be approved by not less than 66-2/3% of the votes cast by the Maha Shareholders voting, in person or by proxy, at the Maha Meeting.

See Appendix A-2 to this Information Circular for the full text of the Maha Resolution. See also "General Proxy Matters - Maha".

Stock Exchange Listing Approval

It is a mutual condition to the completion of the Amalgamation that the Exchange shall have conditionally approved the Amalgamation, including the listing thereon of (i) the Resulting Issuer Shares to be issued pursuant to the Amalgamation as of the Effective Date; and (ii) the Resulting Issuer Shares issuable upon exercise of the Resulting Issuer Options and Maha Warrants, in each case subject to compliance with the usual requirements of the Exchange.

Palliser has made an application to the Exchange to approve the transaction but there is no assurance that such application will be accepted. It is the intention of management of New Maha to apply to list the New Maha Shares on the NASDAQ OMX – First North stock exchange in Stockholm, Sweden. There is no assurance that this listing will be approved.

Timing of Completion of the Amalgamation

Subject to all conditions precedent to the Amalgamation as set forth in the Amalgamation Agreement being satisfied or waived by the appropriate Party, the Amalgamation will become effective upon the Effective Date. It is a condition to the completion of the Amalgamation that the Amalgamation shall have become effective on or prior to the Outside Date unless otherwise agreed to by Palliser and Maha.

Risk Factors Related to the Amalgamation

Completion of the Amalgamation is subject to certain risks. In addition to the risk factors described under the headings "Risk Factors" in Appendix F "Information Concerning Palliser – Risk Factors" and Appendix G "Information Concerning Maha – Risk Factors" attached to this Information Circular, the following are additional and supplemental risk factors which Maha Shareholders should carefully consider before making a decision to approve the Maha Resolution and which Palliser Shareholders should carefully consider before making a decision to approve the Palliser Resolution.

All conditions to completion of the Amalgamation may not be satisfied or waived, including satisfaction of all regulatory requirements and obtaining all the necessary approvals for completion of the Amalgamation on satisfactory terms, or at all.

Completion of the Amalgamation is subject to satisfaction or waiver of various conditions including the satisfaction of certain regulatory requirements and the receipt of all necessary regulatory and Maha Shareholder and Palliser Shareholder approvals and third-party consents. There can be no certainty, nor can either Party provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a Material Adverse Effect on the business and affairs of New Maha or the trading price of the New Maha Shares, after completion of the Amalgamation.

The Amalgamation Agreement may be terminated in certain circumstances, including in the event of a Material Adverse Effect on Palliser or Maha.

Each of Palliser and Maha has the right to terminate the Amalgamation Agreement in certain circumstances. Accordingly, there is no certainty, nor can either Party provide any assurance, that the Amalgamation Agreement will not be terminated before the completion of the Amalgamation. For example, a Party has the right, in certain circumstances, to terminate the Amalgamation Agreement if a Material Adverse Effect occurs with respect to the other Party. Although a Material Adverse Effect excludes certain events that are beyond the control of the Parties, there is no assurance that a change having a Material Adverse Effect on a Party will not occur before the Effective Date, in which case the other Party could elect to terminate the Amalgamation Agreement and the Amalgamation would not proceed.

The market price for the Palliser Shares may decline.

If the Maha Resolution is not approved by the Maha Shareholders or the Palliser Resolution is not approved by the Palliser Shareholders, the market price of the Palliser Shares may decline to the extent that the current market price of the Palliser Shares reflects a market assumption that the Amalgamation will be completed. If the Maha Resolution is not approved by the Maha Shareholders or the Palliser Resolution is not approved by the Palliser Shareholders, as the case may be, and the Maha Board of Directors or the Palliser Board of Directors, as the case may be, decides to seek another business combination, there can be no assurance that Palliser will be able to find a party willing to pay an equivalent or more attractive price than the implied value ascribed to the Palliser Shares in connection with the Amalgamation.

There are risks related to the integration of Palliser's and Maha's existing businesses

The ability to realize the benefits of the Amalgamation including, among other things, those set forth in this Information Circular under "The Amalgamation – Background to and Anticipated Benefits of the Amalgamation -Anticipated Benefits of the Amalgamation" above, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Palliser's ability to realize the anticipated growth opportunities and synergies from integrating Palliser's and Maha's businesses following completion of the Amalgamation. This integration will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities of Palliser following completion of the Amalgamation, and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the ability of New Maha to achieve the anticipated benefits of the Amalgamation.

The Amalgamation Agreement

The Amalgamation Agreement contains covenants, representations and warranties of and from each of Palliser and Maha and various conditions precedent, both mutual and with respect to each Party. The following is a summary of certain material provisions of the Amalgamation Agreement and is not comprehensive but is qualified in its entirety by reference to the full text of the Amalgamation Agreement set forth in Appendix B to this Information Circular. Palliser Shareholders and Maha Shareholders are encouraged to read the Amalgamation Agreement in its entirety.

Mutual Covenants Regarding the Amalgamation

Palliser and Maha have each given, in favour of the other Party, usual and customary mutual covenants for an agreement of this nature including mutual covenants to conduct their respective businesses in the usual and ordinary course and consistent with past practices, to use their respective commercially reasonable efforts to satisfy or cause the satisfaction of the conditions precedent to their respective obligations under the Amalgamation Agreement to the extent they are within such Party's control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Amalgamation.

Non-Solicitation

The following outlines the obligations of the parties with respect to non-solicitation matters in the Amalgamation Agreement:

(a)

Palliser shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any officers, directors, employees, representatives, agents, advisors or other parties on its behalf), with any parties (other than pursuant to the Amalgamation Agreement) with respect to any proposal that constitutes, or may reasonably be expected to constitute or lead to an Acquisition Proposal. Palliser shall not amend, modify, waive, release or otherwise forebear in the enforcement of, and shall use reasonable commercial efforts to enforce, any confidentiality, non-solicitation or standstill or similar agreements or provisions to which it and any third parties are parties. Palliser shall discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so, and exercise all rights it has to require, the return or destruction of all confidential information provided to any third parties who have entered into a confidentiality or similar agreement with Palliser relating to an Acquisition Proposal and shall request (and exercise all rights to require) the return or the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding it and shall use reasonable commercial efforts to ensure that such requests are honoured. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in Section 7.4 of the Amalgamation Agreement by Palliser or its officers, directors, employees, advisors, representatives and agents shall be deemed to be a breach of Section 7.4 of the Amalgamation Agreement by Palliser.

(b)

Palliser shall not, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)

solicit, assist, initiate, encourage or in any way facilitate (including by way of furnishing information, or entering into any form of written or oral agreement, arrangement or understanding), the making of any proposal or offer that constitutes or may constitute an Acquisition Proposal or inquiries, proposals or offers regarding an Acquisition Proposal;

(ii)

enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information, including with respect to its businesses, properties, assets, liabilities, operations, prospects or condition (financial or otherwise), in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)

waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements relating to an Acquisition Proposal, including, without limitation, any "standstill" or similar provisions thereunder (it being acknowledged and agreed that the automatic termination of any standstill provision of any such agreement as a result of entering into and the announcement of the Amalgamation Agreement by the Parties pursuant to the express terms of any such agreement, shall not be in violation of this subsection (iii));

(iv)

accept, recommend, approve, agree to or endorse, or propose publicly to accept, recommend, approve, agree to or endorse, any Acquisition Proposal or agreement, understanding or arrangement in relation thereto;

(v)	withdraw or modify the approval of the Palliser Board of Directors of the Amalgamation;

(vi)	provided, however, that notwithstanding any other provision hereof, Palliser and its respective officers, directors and advisers may, prior to the Palliser Meeting:

(vii)

enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date hereof, by it or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations with Palliser, provided that such discussions or negotiations did not result from or are not connected to a breach of Section 7.4 of the Amalgamation Agreement, and subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreements (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Maha as set forth below), Palliser may furnish to such third party information concerning it and its business, properties and assets, in each case if, and only to the extent that:

(A)

the third party has first made a Superior Proposal or an Acquisition Proposal that would reasonably be likely to, if consummated with its terms (but not assuming away any risk of non-completion) result in a Superior Proposal; and

(B)

prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, it provides prompt notice to Maha to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and, if not previously provided to Maha, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that it shall notify Maha orally and in writing of any inquiries, offers or proposals relating to or constituting an Acquisition Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to Maha, copies of all information provided to such party, any material correspondence with respect thereto, and all other information reasonably requested by Maha) within 24 hours of the receipt thereof, and shall keep the Maha informed of the status and details of any such inquiry, offer or proposal and answer the respective questions of Maha with respect thereto on a timely basis; and

	(viii)	accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation:

(A)

the Palliser Board of Directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Amalgamation Agreement as contemplated by Subsection 7.4(d) of the Amalgamation Agreement and after receiving the advice of outside counsel as reflected in minutes of the Palliser Board of Director that the taking of such action is necessary for such board of directors in discharge of its fiduciary duties under Applicable Laws; and

(B)

Palliser shall otherwise have complied with its obligations set forth in Section 7.4 of the Amalgamation Agreement, including without limitation Subsection 7.4(d) of the Amalgamation Agreement, and terminates the Amalgamation Agreement in accordance with Section 9.2 of the Amalgamation Agreement and concurrently therewith pays the Maha Termination Fee to Maha.

(c)

Palliser shall promptly (and in any event within 24 hours of the receipt thereof) notify Maha (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any request for non public information relating to it or its business, properties or assets. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) which has been received or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal, offer or request. Palliser shall also provide such further and other details of the Acquisition Proposal or any amendment thereto as Maha may reasonably request. Palliser shall keep Maha promptly and fully informed of the status, including any change to material terms, of any Acquisition Proposal or any amendment thereto, shall respond promptly to all inquiries by Maha, with respect thereto, and shall provide Maha copies of all material correspondence and other written material sent to or provided to it by any Person in connection with such inquiry, proposal, offer or request or sent or provided by it to any Person in connection with such inquiry, proposal, offer or request.

(d)

Palliser shall give Maha, orally and in writing, at least 72 hours advance notice of any decision by the Palliser Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall:

(i)

set out the Palliser Board of Directors reasonable determination of the financial value of the consideration offered by such third party to Palliser Shareholders or the Maha Shareholders under such Superior Proposal;

	(ii)	confirm that the Palliser Board of Directors has determined that such Acquisition Proposal constitutes a Superior Proposal; and

	(iii)	identify the third party making the Superior Proposal and include a copy thereof and any amendments thereto.

During the 72 hour period commencing on the delivery of such notice, Palliser agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Amalgamation. In addition, during such 72 hour period it shall, and shall cause its financial and legal advisors to, negotiate in good faith with Maha and its financial and legal advisors to make such adjustments in the terms and conditions of the Amalgamation Agreement and the Amalgamation as would enable it to proceed with the Amalgamation as amended rather than the Superior Proposal. In the event Maha proposes to amend the Amalgamation Agreement and the Amalgamation such that the Superior Proposal ceases to be a Superior Proposal and so advises the applicable board of directors prior to the expiry of such 72 hour period, the Palliser Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal, shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Amalgamation. Each successive amendment to any Superior Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Palliser Shareholders pursuant thereto shall constitute a new Superior Proposal for the purposes hereof and a new 72 hour period shall commence.

(e)

Palliser shall reaffirm its recommendation of the Amalgamation by press release promptly and in any event within 120 hours of any written request to do so by Maha (or, in the event that the Palliser Meeting to approve the Amalgamation is scheduled to occur within such 120 hour period, prior to the scheduled date of such meeting) in the event that: (i) any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal; or (ii) the Parties have entered into an amended agreement pursuant to Subsection 7.4(d) of the Amalgamation Agreement which results in any Acquisition Proposal not being a Superior Proposal.

(f)

Each of Palliser and Maha agree that all information that may be provided to Maha by Palliser with respect to any Acquisition Proposal pursuant to Section 7.4 of the Amalgamation Agreement shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreements and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreements or in order to enforce its rights under the Amalgamation Agreement in legal proceedings.

(g)

Palliser shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of Section 7.4 of the Amalgamation Agreement and shall be responsible for any breach of Section 7.4 of the Amalgamation Agreement by any of them.

(h)

Nothing in this agreement shall prevent the Palliser Board of Directors from complying with Section 2.17 of Multilateral Instrument 62-104 - Take Over Bids and Issuer Bids of the Canadian Securities Administrators and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars in respect of an Acquisition Proposal that is not a Superior Proposal but only following compliance with Section 7.4 of the Amalgamation Agreement by Palliser.

Representations and Warranties

Each of Palliser and Maha made certain customary representations and warranties related to its due organization and qualification and authorization to enter into the Amalgamation Agreement and carry out its obligations thereunder and the execution and delivery of the Amalgamation Agreement, the consummation by it of the transactions contemplated thereby nor compliance by it of the transactions contemplated by the Amalgamation Agreement will, among other things, violate, conflict with or result in a breach of any provisions of, require any consent, approval or notice under or constitute a default or result in a right of termination or acceleration under or result in a creation of any lien, security interest, charge or encumbrance upon the properties or assets of it under, any of the terms, conditions or provisions of its or, if applicable, any of its Subsidiary's organizational documents, instruments or obligations to which it or, if applicable, any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be subject or by which it is bound unless otherwise disclosed to the other Party or violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to it or, if applicable, any of its Subsidiaries. In addition, Palliser and Maha have each made certain representations and warranties particular to such Party. The representations and warranties are, in some cases, subject to specified exceptions and qualifications.

Conditions of Closing

Mutual Conditions

The Amalgamation Agreement provides that the respective obligations of Palliser and Maha to complete the Amalgamation are subject to fulfillment of the following conditions which have yet to be satisfied, on or before the Effective Date or such other time as specified below:

(a)

there shall not be in force any injunction, order or decree which is final and non-appealable, and there shall not be enacted, promulgated or applied any Governmental Order, (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the Amalgamation; or (B) which constitutes or, if the Amalgamation were consummated, would constitute a Material Adverse Effect;

(b)

the Exchange shall have conditionally approved the Amalgamation, including the listing thereon of (i) the Resulting Issuer Shares to be issued pursuant to the Amalgamation as of the Effective Date and (ii) the Resulting Issuer Shares issuable upon exercise of the Resulting Issuer Options and Maha Warrants, in each case subject to compliance with the usual requirements of the Exchange;

(c)

the Palliser Resolution, shall have been approved by not less than two-thirds of the votes cast by Palliser Shareholders, in person or represented by proxy, at the Palliser Meeting in accordance with applicable Laws and the Amalgamation Agreement;

(d)

the Maha Resolution shall have been approved by not less than two-thirds of the votes cast by the Maha Shareholders, in person or represented by proxy, at the Maha Meeting in accordance with applicable Laws and the Amalgamation Agreement; and

(e)	the Bond Issue and Equity Financing shall have been completed on or before the Outside Date for combined aggregate proceeds equalling not less than US$70,000,000.

Additional Conditions in Favour of Maha

The obligation of Maha to complete the transactions contemplated hereby is subject to the fulfillment of the following conditions which have yet to be satisfied, on or before the Effective Date or such other time as specified below:

(a)

Palliser shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements under the Amalgamation Agreement to be performed and complied with by it on or before the Effective Time;

(b)

the representations and warranties of Palliser contained in the Amalgamation Agreement to the extent qualified by materiality or Material Adverse Effect, shall have been true and, to the extent not qualified by materiality or Material Adverse Effect, shall have been true in all material respects, in each case when made and on and as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, which need be true, or true in all material respects, as the case may be, only as of the specified date);

(c)	the Bank consent and Forbearance Agreement shall continue to be in full force and effect;

(d)

Maha shall have received payout and release letters (with the release and discharge of any underlying security conditioned only upon the receipt of all amounts then due from the Resulting Issuer in the amount identified therein) from the Bank with respect to the Palliser Credit Facility in form and substance satisfactory to Maha, acting reasonably;

(e)

the Identified Palliser Employees shall be employed (and shall not have threatened to resign) by Palliser and shall have employment agreements in effect as of the Closing in such a form that is not less favourable to such employees as exists as of the date of the Amalgamation Agreement and is agreed to by Maha, acting reasonably (in each case disregarding any Identified Palliser Employees whose employment agreements are not in effect because of such person's death or disability);

(f)

since the date of the Amalgamation Agreement, there shall have been no Material Adverse Effect with respect to Palliser or any event, occurrence or development, including the commencement of any action, suit or other legal proceeding which would be reasonably expected to have a Material Adverse Effect on Palliser;

(g)	Palliser's Net Debt shall be no greater than $50,000,000 at Closing;

(h)	the aggregate Transaction Costs of Palliser shall be not greater than $1,300,000;

(i)

Maha shall have received a certificate of Palliser addressed to Maha and dated the Effective Date, signed on behalf of Palliser by a senior executive officer of Palliser, confirming the matters set out in subsections (a), (b), (e) and (g) of the Amalgamation Agreement;

(j)

since the date of the Amalgamation Agreement, no action, suit or proceeding shall have been taken before or by any Governmental Entity or by any Person that would, if successful, have a Material Adverse Effect on Palliser;

(k)

all consents, authorizations, waivers, orders, licenses and approvals, including the approval of the Exchange, from or notifications to any Persons required under the terms of any of the Contracts of Palliser required in connection with the consummation of the Transactions, shall have been duly obtained or given, as the case may be, at or before the Effective Time on terms satisfactory to Maha acting reasonably, except for any which the failure to obtain or provide does not constitute a Material Adverse Effect;

(l)

other than Jeffrey Saponja, each of the current directors of Palliser shall resign and deliver customary mutual releases executed by such directors and Palliser and the nominees of Maha shall be appointed to fill the vacancies. In addition, other than as disclosed by Maha to Palliser, each of the officers of Palliser shall resign from their respective positions upon payment of the requisite amounts set forth in their respective employment agreements and delivery of mutual releases executed by such officers and the Resulting Issuer;

(m)	holders of not more than five percent (5%) of the Palliser Shares shall have exercised their Palliser Dissent Rights (and not withdrawn such exercise) in respect of the Palliser Resolution; and

(n)

all other Appropriate Regulatory Approvals shall have been obtained or received from the Persons having jurisdiction in the circumstances, and all other applicable regulatory requirements and conditions shall have been complied with, the failure to obtain which would, individually or in the aggregate, have a Material Adverse Effect on Palliser, Maha, or the Resulting Issuer after the Effective Time.

The foregoing conditions are for the benefit of Maha and may be waived in writing, in whole or in part, by Maha at any time.

Additional Conditions in Favour of Palliser

The obligation of Palliser to complete the transactions contemplated by the Amalgamation Agreement is subject to fulfilment of the following conditions which have yet to be satisfied, on or before the Effective Date or such other time as specified below:

(a)

Maha shall have performed or complied with, in all material respects, its obligations, covenants and agreements under the Amalgamation Agreement to be performed and complied with by it on or before the Effective Time;

(b)

the representations and warranties of Maha contained in the Amalgamation Agreement to the extent qualified by materiality or Material Adverse Effect, shall have been true and, to the extent not qualified by materiality or Material Adverse Effect, shall have been true in all material respects, in each case when made and on and as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, which need be true, or true in all material respects, as the case may be, only as of the specified date);

(c)

since the date of the Amalgamation Agreement, there shall have been no Material Adverse Effect with respect to Maha or any event, occurrence or development, including the commencement or threat of any action, suit or other legal proceeding against Maha, which would be reasonably expected to have a Material Adverse Effect on Maha;

(d)

since the date of the Amalgamation Agreement, no action, suit or proceeding shall have been taken before or by any Governmental Entity or by any Person against Maha or any of its Subsidiaries that would, if successful, have a Material Adverse Effect on Maha;

(e)

Palliser shall have received a certificate of Maha addressed to Palliser and dated the Effective Date, signed on behalf of Maha by a senior executive officer of Maha, and confirming that the conditions in subsections (a), (b), (c), (d) and (f) of the Amalgamation Agreement have been satisfied;

(f)	On or prior to the Effective Time:

(i)

the Resulting Issuer shall have irrevocably maintained Palliser's current directors' and officers' insurance policy or an equivalent policy on a five (5) year "trailing" or "run-off" basis subject, in either case, to terms and conditions no less advantageous to the directors and officers of Palliser than those contained in the policy in effect on the date of the Amalgamation Agreement, for all present and former directors and officers of Palliser, covering claims made prior to or within five (5) years after the Effective Time; and

(ii)

Maha shall, and shall cause the Resulting Issuer or any successor to the Resulting Issuer to, indemnify the directors and officers of Palliser to the fullest extent to which Maha, Palliser and the Resulting Issuer, as the case may be, are permitted to indemnify such officers and directors under their respective charter, by-laws, Laws and contracts of indemnity;

(g)

all consents, authorizations, waivers, orders, licenses and approvals from or notifications to any Persons required to be obtained by Maha in connection with the consummation of the Transactions, shall have been duly obtained or given, as the case may be, at or before the Effective Time on terms satisfactory to Palliser acting reasonably and consistent with Section 7.4 of the Amalgamation Agreement, except for any which the failure to obtain or provide does not constitute a Material Adverse Effect;

(h)

the directors of Maha and the Maha Shareholders shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Maha to permit the consummation of the Transactions;

(i)	holders of not more than five percent (5%) of the Maha Common Shares shall have exercised their Maha Dissent Rights (and not withdrawn such exercise) in respect of the Maha Resolution; and

(j)

all other Appropriate Regulatory Approvals shall have been obtained or received from the Persons having jurisdiction in the circumstances, and all other applicable regulatory requirements and conditions shall have been complied with, the failure to obtain which would, individually or in the aggregate, have a Material Adverse Effect on Palliser, Maha, or the Resulting Issuer after the Effective Time.

The foregoing conditions are for the benefit of Palliser and may be waived in writing, in whole or in part, by Palliser at any time.

Termination Fees and Damages Events

Maha Damages

If at any time after the execution of the Amalgamation Agreement and prior to its termination:

(a)

the Palliser Board of Directors withdraws, amends, changes or qualifies, or proposes publicly to withdraw, amend, change or qualify, in any manner adverse to Maha, any of its recommendations, approvals or determinations referred to in the Amalgamation Agreement;

(b)

the Palliser Board of Directors shall have failed to publicly reaffirm any of its recommendations, approvals or determinations referred to in the Amalgamation Agreement or within 120 hours of any written request to do so by Maha (or, in the event that the Palliser Meeting is scheduled to occur within such 120 hour period, prior to the scheduled date of the Palliser Meeting);

(c)

the Palliser Board of Directors or any committee of the Palliser Board of Directors accepts, recommends, approves or enters into an agreement, understanding or letter of intent to implement a Superior Proposal; or

(d)

Palliser is in breach of any of its covenants made in the Amalgamation Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to, or Material Adverse Effect on, Palliser or materially impedes or would reasonably be expected to materially impede the completion of the Amalgamation, and Palliser fails to cure such breach within 72 hours after receipt of written notice thereof from Maha (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(e)

Palliser is in breach of any of its representations or warranties made in the Amalgamation Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to, or have a Material Adverse Effect on, Palliser or materially impedes or would reasonably be expected to materially impede the completion of the Amalgamation, and Palliser fails to cure such breach within 72 hours after receipt of written notice thereof from Maha (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

(f)

each of the above being a "Palliser Damages Event", then in the event of the termination of the Amalgamation Agreement pursuant to Articles 9 of the Amalgamation Agreement, Palliser shall pay to Maha (or to whom Maha may direct in writing) the following amount (the "Maha Termination Fee") as liquidated damages in immediately available funds to an account designated by Maha within one Business Day after the first to occur of the events described above: (i) in the event of the termination of the Amalgamation Agreement pursuant to Article 9 of the Amalgamation Agreement, in respect of an event set forth in subsection 6.1(c) of the Amalgamation Agreement, the Maha Termination Fee to be paid by Palliser to Maha shall be $2,000,000; and (ii) in the event of the termination of the Amalgamation Agreement pursuant to Article 9 of the Amalgamation Agreement, in respect of an event set forth in subsection 6.1(a), (b), (d) or (e) of the Amalgamation Agreement, the Maha Termination Fee to be paid by Palliser to Maha shall be $2,000,000. After a Palliser Damages Event, but prior to payment of the Maha Termination Fee, Palliser shall be deemed to hold such applicable payment in trust for Maha. For greater certainty, Maha is not entitled to more than one payment of the Maha Termination Fee.

Palliser Damages

If at any time after the execution of the Amalgamation Agreement and prior to its termination:

(a)

the Maha Board of Directors withdraws, amends, changes or qualifies, or proposes publicly to withdraw, amend, change or qualify, in any manner adverse to Palliser, any of its recommendations, approvals or determinations referred to in the Amalgamation Agreement;

(b)

the Maha Board of Directors shall have failed to publicly reaffirm any of its recommendations, approvals or determinations referred to in the Amalgamation Agreement within 120 hours of any written request to do so by Palliser (or, in the event that the Maha Meeting is scheduled to occur within such 120 hour period, prior to the scheduled of the Maha Meeting);

(c)

Maha is in breach of any of its covenants made in the Amalgamation Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to, or Material Adverse Effect on, Maha or materially impedes or would reasonably be expected to materially impede the completion of the Amalgamation, and Maha fails to cure such breach within 72 hours after receipt of written notice thereof from Palliser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(d)

Maha is in breach of any of its representations or warranties made in the Amalgamation Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes, or would reasonably be expected to cause, a Material Adverse Change with respect to, or have a Material Adverse Effect on, Maha or materially impedes, or would reasonably be expected to materially impede, the completion of the Amalgamation, and Maha fails to cure such breach within 72 hours after receipt of written notice thereof from Palliser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date), each of the above being a "Maha Damages Event", then in the event of the termination of the Amalgamation Agreement pursuant to Article 9 of the Amalgamation Agreement Maha shall pay to Palliser (or to whom Palliser may direct in writing) $800,000 (the "Palliser Termination Fee") as liquidated damages in immediately available funds to an account designated by Palliser within one (1) Business Day after the occurrence of the Palliser Damages Event. After a Palliser Damages Event but prior to payment of such amount, Maha shall be deemed to hold such funds in trust for Palliser. For greater certainty, Palliser is not entitled to more than one payment of the Palliser Termination Fee.

Termination of the Amalgamation Agreement

The Amalgamation Agreement may be terminated and the Amalgamation abandoned at any time prior to the Effective Time:

(a)	by the mutual written consent of Palliser and Maha;

(b)

by either Palliser or Maha, if there shall be any Law that makes consummation of the Amalgamation illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent Governmental Entity enjoining Palliser or Maha from consummating the Amalgamation shall be entered and such judgment, injunction, order or decree shall have become final and non-appealable;

(c)

by either Palliser or Maha, if the Effective Date does not occur on or prior to the Outside Date provided, however, that the right to terminate the Amalgamation Agreement shall not be available to any Party whose failure or whose affiliate's failure to perform any material covenant, agreement or obligation thereunder has been the cause of, or resulted in, the failure of the Effective Date to occur on or before such date;

(d)

by Palliser if any condition set out in Section 8.1 or 8.3 of the Amalgamation Agreement has not been satisfied (or is incapable of being satisfied) or has not been waived on or before the Outside Date provided, however, that the right to terminate the Amalgamation Agreement shall not be available to any Party whose failure or whose affiliate's failure to perform any material covenant, agreement or obligation thereunder has been the cause of, or resulted in, the failure of the Effective Date to occur on or before such date;

(e)

by Maha if any condition set out in Section 8.1 or 8.2 of the Amalgamation Agreement has not been satisfied (or is incapable of being satisfied) or has not been waived on or before the Outside Date provided, however, that the right to terminate the Amalgamation Agreement shall not be available to any Party whose failure or whose affiliate's failure to perform any material covenant, agreement or obligation thereunder has been the cause of, or resulted in, the failure of the Effective Date to occur on or before such date;

(f)

by Palliser if there is a material breach by Maha of any of its representations, warranties, covenants or agreements contained in the Amalgamation Agreement that could reasonably be expected to cause a condition set forth in Section 8.1 or 8.3 of the Amalgamation Agreement which has not been waived to be incapable of being satisfied on or before the Outside Date;

(g)	by either Party if the Maha Shareholders fail to approve the Maha Resolution in the manner required by Law or by the Exchange;

(h)

by Maha if there is a material breach by Palliser of any representation, warranty, covenant or agreement contained in the Amalgamation Agreement that could reasonably be expected to cause a condition set forth in Section 8.1 or 8.2 of the Amalgamation Agreement which has not been waived to be incapable of being satisfied on or before the Outside Date;

(i)	by Palliser upon the occurrence of a Maha Damages Event;

(j)	by Maha upon the occurrence of a Palliser Damages Event; and

(k)

by Palliser if it has entered into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of Section 7.4 of the Amalgamation Agreement, provided that Palliser has, prior to or concurrently with termination, paid the Maha Termination Fee.

Amendment

The Amalgamation Agreement may not be amended except by mutual written agreement of the Parties.

Procedure for Exchange of Securities

Palliser Shares

The Palliser Letter of Transmittal has been sent to registered Palliser Shareholders with this Information Circular. The Palliser Letter of Transmittal sets out the procedure to be followed by Depositing Shareholders to deposit their Palliser Shares. If the Amalgamation becomes effective, in order to receive a physical certificate(s) representing New Maha Shares in exchange for the deposited Palliser Shares to which the Depositing Shareholder is entitled under the Amalgamation, a Depositing Shareholder must deliver the Palliser Letter of Transmittal, properly completed and duly executed, together with certificate(s) representing its Deposited Securities and all other required documents to the Palliser Depositary at the address set forth in the Palliser Letter of Transmittal. It is each Depositing Shareholder's responsibility to ensure that the Palliser Letter of Transmittal is received by the Palliser Depositary. If the Amalgamation is not completed, the Palliser Letter of Transmittal will be of no effect and the Palliser Depositary will return all certificates representing the Deposited Securities to the holders thereof as soon as practicable at the address specified in the Palliser Letter of Transmittal. Depositing Shareholders whose Palliser Shares are registered in the name of an Intermediary must contact their Intermediary to deposit their Deposited Securities.

Any certificate formerly representing Palliser Shares that is not deposited with all other documents as required by the Amalgamation on or prior to the Business Day prior to the sixth (6th) anniversary of the Effective Date will cease to represent a right or claim of any kind or nature including the right of the Palliser Shareholder to receive New Maha Shares (and any dividend or other distributions thereon). In such case, such New Maha Shares (together with all dividends or other distributions thereon) will be returned to New Maha and will be cancelled.

Depositing Shareholders are encouraged to deliver a properly completed and duly executed Palliser Letter of Transmittal together with the relevant certificate(s) representing the Deposited Securities and any other required documents to the Palliser Depositary as soon as possible.

The use of mail to transmit certificates representing the Deposited Securities and the Palliser Letter of Transmittal is at each holder's risk. Palliser recommends that such certificates and documents be delivered by hand to the Palliser Depositary and a receipt therefore be obtained or that registered mail be used and appropriate insurance be obtained.

The Palliser Depositary will receive reasonable and customary compensation from New Maha for its services in connection with the Amalgamation, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liability under securities laws and expenses in connection therewith.

For additional information, see "The Amalgamation — Procedure for Exchange of Securities – Palliser Shares"

Lost Securities

If any certificate which immediately prior to the Effective Time represented an interest in outstanding Palliser Shares or Maha Shares that were transferred or cancelled pursuant to the Amalgamation has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Palliser Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Amalgamation (and any dividends or distributions with respect thereto) as determined in accordance with the Amalgamation. Unless otherwise agreed to by New Maha, the person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to New Maha and its transfer agent, which bond is in form and substance satisfactory to New Maha and its transfer agent, or shall otherwise indemnify New Maha and its transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Withholding Rights

New Maha and the Palliser Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise paid to any New Maha Shareholders such amounts as New Maha or the Palliser Depositary determines, acting reasonably, are required or permitted pursuant to the Tax Act or any successor provision thereto to be deducted and withheld with respect to such payment under the Tax Act or certain other applicable tax laws, in each case as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Maha Shareholder and Palliser Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Dissent Rights

Palliser Dissent Rights

The following description of the Palliser Dissent Rights to which registered Palliser Shareholders, other than Palliser Shareholders that have entered into Palliser Support Agreements, are entitled is not a comprehensive statement of the procedures to be followed by a Palliser Dissenting Shareholder who seeks payment of the fair value of such Palliser Dissenting Shareholder's Palliser Shares and is qualified in its entirety by the reference to the full text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix E. A Palliser Dissenting Shareholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA. Failure to adhere to the procedures established therein may result in the loss of all rights thereunder. Accordingly, each Palliser Dissenting Shareholder who might desire to exercise Palliser Dissent Rights should consult its own legal advisor.

Subject to certain tests as described below, Palliser Dissenting Shareholders are entitled, in addition to any other right such Palliser Dissenting Shareholder may have, to dissent and to be paid by Palliser the fair value of the Palliser Shares held by such Palliser Dissenting Shareholder in respect of which such Palliser Dissenting Shareholder dissents, determined as of the close of business on the last Business Day before the day on which the Palliser Resolution was adopted. A Palliser Dissenting Shareholder may dissent only with respect to all of the Palliser Shares held by such Palliser Dissenting Shareholder or on behalf of any one Beneficial Holder and registered in the Palliser Dissenting Shareholder's name. Only registered Palliser Shareholders may dissent. Persons who are Beneficial Holders of Palliser Shares registered in the name of an Intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Palliser Shares. A registered Palliser Shareholder, such as a broker, who holds Palliser Shares as nominee for Beneficial Holders, some of whom wish to dissent, must exercise the Palliser Dissent Rights on behalf of a Beneficial Holder with respect to all of the Palliser Shares held for such Beneficial Holder. In such case, the demand for dissent should set forth the number of Palliser Shares covered by it.

Palliser Dissenting Shareholders must provide a written objection to the Palliser Resolution to Palliser, c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 - 8th Avenue S.W. Calgary, Alberta T2P 1G1, Attention: Daryl Fridhandler, at or before the Palliser Meeting. No Palliser Shareholder who has voted in favour of the Palliser Resolution shall be entitled to dissent with respect to the Amalgamation.

New Maha or a Palliser Dissenting Shareholder may apply to the Court, by way of an originating application, after the approval of the Palliser Resolution, to fix the fair value of the Palliser Dissenting Shareholder's Palliser Shares. If such an application is made to the Court by either New Maha or a Palliser Dissenting Shareholder, Palliser must, unless the Court orders otherwise, send to each Palliser Dissenting Shareholder a written offer to pay the Palliser Dissenting Shareholder an amount, considered by the Palliser Board of Directors, to be the fair value of the Palliser Shares held by such Palliser Dissenting Shareholder. The offer, unless the Court orders otherwise, must be sent to each Palliser Dissenting Shareholder at least ten (10) days before the date on which the application is returnable, if New Maha is the applicant, or within ten (10) days after New Maha is served a copy of the originating application, if a Palliser Dissenting Shareholder is the applicant. Every offer will be made on the same terms to each Palliser Dissenting Shareholder of Palliser Shares and contain or be accompanied with a statement showing how the fair value was determined.

A Palliser Dissenting Shareholder may make an agreement with New Maha for the purchase of such holder's Palliser Shares in the amount of the offer made by New Maha, or otherwise, at any time before the Court pronounces an order fixing the fair value of the Palliser Shares.

A Palliser Dissenting Shareholder will not be required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Palliser Shares of all Palliser Dissenting Shareholders who are parties to the application, giving judgment in that amount against New Maha and in favour of each of those Palliser Dissenting Shareholders, and fixing the time within which New Maha must pay the amount to be paid to each Palliser Dissenting Shareholder calculated from the date on which the Palliser Dissenting Shareholder ceases to have any rights as a Palliser Shareholder, until the date of payment.

On the Amalgamation becoming effective, or upon the making of an agreement between New Maha and the Palliser Dissenting Shareholder as to the payment to be made to the Palliser Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Palliser Dissenting Shareholder will cease to have any rights as a Palliser Shareholder other than the right to be paid the fair value of such holder's Palliser Shares in the amount agreed to or in the amount of the judgment, as the case may be. Until one of these events occurs, the Palliser Dissenting Shareholder may withdraw the Palliser Dissenting Shareholder's dissent, or if the Amalgamation has not yet become effective, Palliser may rescind the Palliser Resolution, and in either event, the dissent and appraisal proceedings in respect of that Palliser Dissenting Shareholder will be discontinued.

New Maha shall not make a payment to a Palliser Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities. In such event, it shall notify each Palliser Dissenting Shareholder that it is unable lawfully to pay Palliser Dissenting Shareholders for their Palliser Shares, in which case the Palliser Dissenting Shareholder may, by written notice to New Maha within 30 days after receipt of such notice, withdraw such holder's written objection, in which case the holder shall be deemed to have participated in the Amalgamation as a Palliser Shareholder. If the Palliser Dissenting Shareholder does not withdraw such holder's written objection, such Palliser Dissenting Shareholder retains status as a claimant against New Maha to be paid as soon as New Maha is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of New Maha but in priority to its shareholders.

All Palliser Shares held by Palliser Dissenting Shareholders who exercise their Palliser Dissent Rights will, if the holders do not otherwise withdraw such holder's written objection, be deemed to be transferred to New Maha under the Amalgamation, and cancelled in exchange for the fair value thereof or will, if such Palliser Dissenting Shareholders ultimately are not so entitled to be paid the fair value thereof, be treated as if the holder had participated in the Amalgamation on the same basis as a non-dissenting holder of Palliser Shares and such Palliser Shareholder's Palliser Shares will be deemed to be exchanged for New Maha Shares on the same basis as all other non-dissenting Palliser Shareholders.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Palliser Dissenting Shareholders who seek payment of the fair value of their Palliser Shares. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, Palliser Dissenting Shareholders who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of Section 191 of the ABCA, the full text of which is set out in Appendix E to this Information Circular and consult their own legal advisor.

Maha Dissent Rights

The following description of the Maha Dissent Rights to which registered Maha Shareholders, other than Maha Shareholders that have entered into Maha Support Agreements, are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Maha Shareholder who seeks payment of the fair value of such Dissenting Maha Shareholder's Maha Shares and is qualified in its entirety by the reference to the full text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix E. A Dissenting Maha Shareholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA. Failure to adhere to the procedures established therein may result in the loss of all rights thereunder. Accordingly, each Dissenting Maha Shareholder who might desire to exercise Maha Dissent Rights should consult its own legal advisor.

Subject to certain tests as described below, Dissenting Maha Shareholders are entitled, in addition to any other right such Maha Dissenting Shareholder may have, to dissent and to be paid by Maha the fair value of the Maha Shares held by such Maha Dissenting Shareholder in respect of which such Maha Dissenting Shareholder dissents, determined as of the close of business on the last Business Day before the day on which the Maha Resolution was adopted. A Maha Dissenting Shareholder may dissent only with respect to all of the Maha Shares held by such Maha Dissenting Shareholder or on behalf of any one Beneficial Holder and registered in the Maha Dissenting Shareholder's name. Only registered Maha Shareholders may dissent. Persons who are Beneficial Holders of Maha Shares registered in the name of an Intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Maha Shares. A registered Maha Shareholder, such as a broker, who holds Maha Shares as nominee for Beneficial Holders, some of whom wish to dissent, must exercise the Maha Dissent Right on behalf of a Beneficial Holder with respect to all of the Maha Shares held for such Beneficial Holder. In such case, the demand for dissent should set forth the number of Maha Shares covered by it.

Maha Dissenting Shareholders must provide a written objection to the Maha Resolution to Maha, c/o Burstall Winger Zammit LLP, Suite 1600, Dome Tower, 333 - 7th Avenue S.W. Calgary, Alberta T2P 2Z1, Attention: Doug Stuve, at or before the Maha Meeting. No Maha Shareholder who has voted in favour of the Maha Resolution shall be entitled to dissent with respect to the Amalgamation.

New Maha or a Maha Dissenting Shareholder may apply to the Court, by way of an origination application, after the approval of the Maha Resolution, to fix the fair value of the Maha Dissenting Shareholder's Maha Shares. If such an application is made to the Court by either New Maha or a Maha Dissenting Shareholder, Maha must, unless the Court orders otherwise, send to each Maha Dissenting Shareholder a written offer to pay the Maha Dissenting Shareholder an amount, considered by the Maha Board of Directors, to be the fair value of the Maha Shares held by such Maha Dissenting Shareholders. The offer, unless the Court orders otherwise, must be sent to each Maha Dissenting Shareholder at least 10 days before the date on which the application is returnable, if New Maha is the applicant, or within 10 days after New Maha is served a copy of the originating application, if a Maha Dissenting Shareholder is the applicant. Every offer will be made on the same terms to each Maha Dissenting Shareholder of Maha Shares and contain or be accompanied with a statement showing how the fair value was determined.

A Maha Dissenting Shareholder may make an agreement with New Maha for the purchase of such holder's Maha Shares in the amount of the offer made by New Maha, or otherwise, at any time before the Court pronounces an order fixing the fair value of the Maha Shares.

A Maha Dissenting Shareholder will not be required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Maha Shares of all Maha Dissenting Shareholders who are parties to the application, giving judgment in that amount against New Maha and in favour of each of those Maha Dissenting Shareholders, and fixing the time within which New Maha must pay the amount to be paid to each Maha Dissenting Shareholder calculated from the date on which the Maha Dissenting Shareholder ceases to have any rights as a Maha Shareholder, until the date of payment.

On the Amalgamation becoming effective, or upon the making of an agreement between New Maha and the Maha Dissenting Shareholder as to the payment to be made to the Maha Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Maha Dissenting Shareholder will cease to have any rights as a Maha Shareholder other than the right to be paid the fair value of such holder's Maha Shares in the amount agreed to or in the amount of the judgment, as the case may be. Until one of these events occurs, the Maha Dissenting Shareholder may withdraw the Maha Dissenting Shareholder's dissent, or if the Amalgamation has not yet become effective, Maha may rescind the Maha Resolution, and in either event, the dissent and appraisal proceedings in respect of that Maha Dissenting Shareholder will be discontinued.

New Maha shall not make a payment to a Maha Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities. In such event, it shall notify each Maha Dissenting Shareholder that it is unable lawfully to pay Maha Dissenting Shareholders for their Maha Shares, in which case the Maha Dissenting Shareholder may, by written notice to New Maha within 30 days after receipt of such notice, withdraw such holder's written objection, in which case the holder shall be deemed to have participated in the Amalgamation as a Maha Shareholder. If the Maha Dissenting Shareholder does not withdraw such holder's written objection, such Maha Dissenting Shareholder retains status as a claimant against New Maha to be paid as soon as New Maha is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of New Maha but in priority to its shareholders.

All Maha Shares held by Maha Dissenting Shareholders who exercise their Maha Dissent Rights will, if the holders do not otherwise withdraw such holder's written objection, be deemed to be transferred to New Maha under the Amalgamation, and cancelled in exchange for the fair value thereof or will, if such Maha Dissenting Shareholders ultimately are not so entitled to be paid the fair value thereof, be treated as if the holder had participated in the Amalgamation on the same basis as a non-dissenting holder of Maha Shares and such Maha Shareholder's Maha Shares will be deemed to be exchanged New Maha Shares on the same basis as all other Maha Shareholders.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Maha Dissenting Shareholders who seek payment of the fair value of their Maha Shares. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, Maha Dissenting Shareholders who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of Section 191 of the ABCA, the full text of which is set out in Appendix E to this Information Circular and consult their own legal advisor.

Interests of Certain Persons or Companies in the Amalgamation

Share Ownership

As of September 12, 2014, being the record date of the Maha Meeting, the directors and executive officers of Maha and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 13,750,000 Maha Shares, representing approximately 38% of the outstanding Maha Shares, and an aggregate of 1,950,000 Maha Options and an aggregate of zero (0) Maha Warrants.

As of September 12, 2014, being the record date of the Palliser Meeting, the directors and executive officers of Palliser and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 4,465,364 Palliser Shares, representing approximately 7% of the Palliser Shares and an aggregate of 2,401,000 Palliser Options and 358,334 Palliser Share Units.

Immediately after giving effect to the Amalgamation, based upon certain assumptions, it is anticipated that the directors and executive officers of New Maha and their associates and affiliates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 13,750,000 New Maha Shares representing approximately 25% of the New Maha Shares which are expected to be outstanding upon completion of the Amalgamation.

The Amalgamation will not result in a new "control person" of New Maha, as defined under applicable securities laws.

Director and Officer Insurance

Palliser and Maha have agreed that on or prior to the Effective Time the Resulting Issuer shall have irrevocably maintained in effect, for a period of five (5) years after the Effective Date, the current policies of directors' and officers' liability insurance maintained by Palliser providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Palliser, with limits and on terms no less favourable to such persons than their current coverage, with respect to claims made prior to or within five (5) years after the Effective Time.

Other Interests

None of the principal holders of Maha Shares or Palliser Shares or any director or officer of Palliser or Maha, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three (3) years or any proposed transaction that materially affected, or will materially affect, Maha, Palliser, or any of their affiliates, except as disclosed above or elsewhere in this Information Circular or in the documents incorporated by reference into this Information Circular.

Certain employees of Palliser, including certain officers will resign upon completion of the Amalgamation and as a result, such officers shall be entitled to severance payments in accordance with the termination provisions of their existing employment agreements with Palliser. The aggregate amount of the termination payments which will be paid to the officers of Palliser is up to approximately $836,550, assuming Mr. Robert Padget, Vice President, Engineering of Palliser, does not become an officer of New Maha. Discussions are currently ongoing with Mr. Padget with respect to whether, and on what terms, he will become an officer or employee of New Maha. The individual amounts of such termination payments for "Named Executive Officers" of Palliser are set forth under the heading "Termination and Change of Control Benefits" within Appendix F – "Information Concerning Palliser". Other than Jeff Saponja, the directors of Palliser will resign upon completion of the Amalgamation and as a result, outside directors, other than Mr. Saponja, will all be entitled to payments in accordance with the terms of outstanding Palliser DSUs (see Appendix F – Information Concerning Palliser – Director Compensation –Summary Compensation"). Based upon an assumed market price of the Palliser Shares on the Effective Date of $0.19, the outside directors of Palliser would collectively be entitled to an aggregate payment of $216,395.

The officers and directors of Maha are not entitled to receive any severance, termination or "change of control" payments in connection with the Amalgamation.

Ivy Capital, a corporation controlled by Stephen Hayden, a director of Palliser, has provided and has agreed to continue to provide certain services to Palliser in connection with the Amalgamation and associated transactions, including structuring advice and advice with respect to negotiating and implementing the Amalgamation and associated transactions. In consideration of providing such services to Palliser, Ivy Capital will receive a work fee upon the consummation of the Amalgamation equal to $100,000, for such services. The payment of the fee is subject to certain conditions, including completion of the Amalgamation.

The Special Committee engaged NBF as financial advisor to Palliser with respect to the Amalgamation. NBF has provided the Palliser Fairness Opinion to the Palliser Board of Directors. NBF has received or will receive fees from Palliser for the provision of financial or strategic advice in connection with the Amalgamation and the provision of the Palliser Fairness Opinion, as the case may be.

The Maha Board engaged Hartco, controlled by Tim Hart, a Maha Shareholder holding 399,124 Maha Shares and 42,983 Maha Warrants, as financial advisor with respect to the Amalgamation. Hartco has received or will receive 552,000 Maha Shares and US$48,000 in cash payable for financial advisory and other services from Maha for the provision of financial or strategic advice in connection with the Amalgamation.

Expenses of the Amalgamation

The estimated costs to be incurred by Palliser and Maha with respect to the Amalgamation and related matters including, without limitation, financial advisory, accounting and legal fees, the costs of preparation, printing and mailing of this Information Circular and other related documents and agreements, and stock exchange and regulatory filing fees, are expected to aggregate approximately $2.15 million, of which $1.4 million are payable in cash.

Securities Law Matters

Canada

New Maha Shares to be issued pursuant to the Amalgamation will be issued in reliance on exemptions from prospectus and registration requirements of Canadian securities laws of the various applicable provinces in Canada and will generally not be subject to any restricted or hold period if the following conditions are met: (i) New Maha is and has been a reporting issuer in a jurisdiction of Canada for the four (4) months immediately preceding the trade of such New Maha Shares (and in making this determination, the period of time that Palliser has been a reporting issuer may be included); (ii) the trade is not a "control distribution" (as defined in Canadian securities laws); (iii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iv) no extraordinary commission or consideration is paid to a person in respect of the trade; and (v) if the selling holder of New Maha Shares is an insider or an officer of Palliser, the selling securityholder has no reasonable grounds to believe that New Maha is in default of securities legislation.

Under the Exchange Rules certain New Maha Shares will be subject an Escrow Agreement. For more information see "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – TSXV Escrow".

As a reporting issuer, Palliser is subject to Multilateral Instrument 61-101 which regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations. The Amalgamation does not constitute an issuer bid, insider bid or related party transaction. Since no related party is entitled to receive, directly or indirectly, as a consequence of the Amalgamation, any benefit or payment or "collateral benefit" (as defined in Multilateral Instrument 61-101), the Amalgamation does not constitute a "business combination" for the purposes of Multilateral Instrument 61-101. Specifically, it is the view of Palliser that the transaction between Ivy Capital and Palliser does not constitute a "collateral benefit" as defined in Multilateral Instrument 61-101. However, the transaction is a "related party transaction" in the context of Multilateral Instrument 61-101, but is exempt from valuation and "majority of the minority" shareholder approval requirements by reasons of sections 5.5(a) and 5.7(a) of Multilateral Instrument 61-101. See also Appendix F "Interests of Informed Persons in Materials Transactions".

United States

The New Maha Shares issuable to Palliser Shareholders and Maha Shareholders in exchange for their Palliser Shares or Maha Shares, as applicable, under the Amalgamation have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. A Form CB in respect of the issuance of such New Maha Shares has been filed with the SEC.

New Maha Shares issuable to Palliser Shareholders and Maha Shareholders pursuant to the Amalgamation will be "restricted securities" under the U.S. Securities Act, and thus subject to resale restrictions under the U.S. Securities Act, to the same extent and proportion as the Palliser Shares or Maha Shares for which the New Maha Shares are being exchanged pursuant to the Amalgamation. Therefore, any Palliser Shareholder or Maha Shareholder that holds Palliser Shares or Maha Shares that are restricted securities under the U.S. Securities Act will receive New Maha Shares that are restricted securities. Restricted securities may be offered, sold, pledged or otherwise transferred, directly or indirectly, only pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act and all applicable state securities laws.

The foregoing discussion is only a general overview of certain requirements of the U.S. Securities Act that are applicable to the resale of New Maha Shares received pursuant to the Amalgamation. All Palliser Shareholders and Maha Shareholders who receive such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to Palliser and Burstall Winger Zammit LLP, counsel to Maha, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act relating to the Amalgamation generally applicable to Palliser Shareholders and Maha Shareholders who, for the purposes of the Tax Act and at all relevant times, (i) deal at arm's length with Palliser and Maha, (ii) are not affiliated with Palliser and Maha, and (iii) holds all Palliser Shares and Maha Shares, and will hold all New Maha Shares acquired on the Amalgamation, as capital property (each such Maha Shareholder and Palliser Shareholder in this summary, a "Holder").

A Holder's Palliser Shares, Maha Shares and New Maha Shares will generally be considered to be capital property of the Holder, unless the Holder holds the shares in the course of carrying on a business or acquired the shares in one or more transactions considered to be an adventure in the nature of trade. Certain Holders who are residents of Canada for the purposes of the Tax Act and whose Palliser Shares, Maha Shares or New Maha Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have such shares and every other "Canadian security" (as defined in the Tax Act) owned by such Holder in the taxation year of the election, and in all subsequent taxation years, deemed to be capital property. Such Holders should consult their own tax advisors regarding whether an election under subsection 39(4) of the Tax Act is available and advisable in their particular circumstances.

This summary is based on the current provisions of the Tax Act and counsels' understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). This summary also takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), and assumes all such Proposed Amendments will be enacted in their present form, although no assurances can be given in this regard. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative action or decision, or changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is not applicable to a Holder that is (i) a "financial institution" as defined in the Tax Act for purposes of the "mark-to-market property" rules or (ii) a "specified financial institution" as defined in the Tax Act, (iii) nor does it apply to a Holder an interest in which is a "tax shelter investment" as defined in the Tax Act; or (iv) a Holder to whom the "functional currency" reporting rules in the Tax Act apply; (v) that is exempt from tax under the Tax Act; or (vi) Holder that has or will enter into a "derivative forward agreement" or "synthetic disposition arrangement" (as defined in the Tax Act) with respect to the Palliser Shares, Maha Shares or the New Maha Shares. In addition, this summary is not applicable to Holders who acquired their Palliser Shares or Maha Shares on the exercise of an employee stock option or other employment compensation arrangement. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not exhaustive of all possible relevant Canadian federal income tax considerations. This summary is not, and should not be construed as, legal or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder are made. Accordingly, Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of the Amalgamation in their particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act (a "Resident Holder").

The Amalgamation

A Resident Holder who receives New Maha Shares in exchange for Palliser Shares or Maha Shares pursuant to the Amalgamation will be deemed to have disposed of such Palliser Shares or Maha Shares for proceeds of disposition equal to the Resident Holder's adjusted cost base thereof immediately before the Amalgamation. As a result, such a Resident Holder will not recognize a capital gain or capital loss in respect of the exchange. The Resident Holder will also be deemed to have acquired the New Maha Shares received in exchange for such Palliser Shares or Maha Shares at a cost equal to the Resident Holder's adjusted cost base of the Palliser Shares or Maha Shares immediately before the Amalgamation. If the Resident Holder owns any other Palliser Shares or Maha Shares as capital property at the time of the exchange, the adjusted cost base of all New Maha Shares owned by the Resident Holder immediately after the exchange will be determined in accordance with certain rules in the Tax Act by averaging the cost of the shares acquired on the exchange with the adjusted cost base of those other shares.

Disposition of New Maha Shares

A Resident Holder that disposes of, or is deemed to dispose of, a New Maha Share acquired under the Amalgamation will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the New Maha Share exceed (or are exceeded by) the aggregate of the Resident Holder's adjusted cost base of such New Maha Share immediately prior to the disposition and any reasonable costs of disposition.

The adjusted cost base of a New Maha Share will be the aggregate adjusted cost base of all New Maha Shares owned by a Resident Holder, whether acquired pursuant to the Amalgamation or subsequently, divided by the number of New Maha Shares owned by a Resident Holder at the time of sale.

Taxation of Capital Gains and Capital Losses

A Resident Holder generally will be required to include in computing its income for the taxation year of disposition one-half of the amount of any capital gain (a "taxable capital gain") realized in such year. Subject to and in accordance with the detailed provisions of the Tax Act, a Resident Holder will be permitted to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains arising in the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

In general, a capital loss otherwise arising upon the disposition of a share by a Resident Holder that is a corporation may be reduced by the amount of dividends previously received or deemed to have been received by it on such share, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A Resident Holder that throughout a taxation year is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 62/3% refundable tax on certain investment income, which includes taxable capital gains.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

Eligibility for Investment

Provided that the New Maha Shares are listed on a designated stock exchange (which currently includes the Exchange), the New Maha Shares will be "qualified investments" under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), registered disability savings plan, deferred profit sharing plan, registered education savings plan and a tax-free savings account ("TFSA").

Notwithstanding the foregoing, if the New Maha Shares held by a TFSA, RRSP or RRIF are a "prohibited investment" under the Tax Act, the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, will be subject to a penalty tax as set out in the Tax Act. Generally, the New Maha Shares would be considered as a "prohibited investment" if the holder of a TFSA or the annuitant of a RRSP or RRIF, as the case may be: (i) does not deal at arm's length with New Maha for purposes of the Tax Act; or (ii) has a "significant interest", as defined in the Tax Act, in New Maha. A "significant interest" includes, but is not limited to, the ownership of 10% or more of any class of issued shares of a corporation. In addition, the New Maha Shares generally will not be a prohibited investment if such shares are "excluded property", as defined in the Tax Act, for trusts governed by a TFSA, RRSP or RRIF.

Purchasers who currently hold their Palliser Shares or Maha Shares, or who intend to hold their New Maha Shares, in their TFSA, RRSP or RRIF should consult their own tax advisors having regard to their own particular circumstances.

Dissenting Resident Shareholders

Resident Holders who intend to exercise their right to dissent should consult their own tax advisors with respect to the tax treatment of payments received as a result of the exercise of dissent rights described under "Palliser Dissent Rights" and "Maha Dissent Rights".

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, for the purposes of the Tax Act and at all relevant times, is not resident or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, Palliser Shares, Maha Shares or New Maha Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules not discussed in this summary may apply to a non-resident insurer carrying on an insurance business in Canada and elsewhere.

The Amalgamation and Subsequent Dispositions of New Maha Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of the exchange of Palliser Shares or Maha Shares for New Maha Shares pursuant to the Amalgamation.

A Non-Resident Holder who subsequently disposes of its New Maha Shares will not be liable for Canadian income tax in respect of any gain resulting from the disposition, except where the New Maha Shares are "taxable Canadian property" and the Non-Resident Holder cannot benefit from an exemption in a tax convention.

A Non-Resident Holder who disposes of Palliser Shares or Maha Shares upon the Amalgamation and that constitute taxable Canadian property will be required to file a Canadian income tax return reporting the disposition unless: (i) the Non-Resident Shareholder is not liable to pay tax under Part I of the Tax Act in respect of the year of disposition or in respect of any previous taxation year; and (ii) the shares constituted "excluded property" under the Tax Act, which includes shares listed on a recognized stock exchange. Non-Resident Shareholders who dispose of Palliser Shares or Maha Shares upon the Amalgamation should consult their own tax advisors with respect to the requirement to file a Canadian income tax return in respect of the Amalgamation in their particular circumstances. Under current CRA administrative policy, a Non-Resident Holder will not be subject to the reporting and certificate requirements contained in Section 116 of the Tax Act where the Non-Resident Shareholder disposes of Palliser Share or Maha Shares on the Amalgamation, even if such Palliser Shares or Maha Shares are considered to be taxable Canadian property to such Non-Resident Holder.

Generally, New Maha Shares will not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided that such shares are listed on a designated stock exchange for purposes of the Tax Act (which includes the Exchange), unless:

(a)	at any time during the 60-month period ending at the time of disposition of the New Maha Shares by such Non-Resident Holder

(i)

the Non-Resident Holder, persons not dealing at arm's length with such Non-Resident Holder, or such Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the New Maha; and

(ii)

more than 50% of the value of the New Maha Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties, Canadian timber resource properties or an option in respect of or an interest in, or for civil law a right in, such properties; or

(b)	the Non-Resident Holder's New Maha Shares were acquired in certain types of tax-deferred exchanges inconsideration for property that was itself "taxable Canadian property".

Dissenting Non-Resident Holders

Non-Resident Holders who intend to exercise their right to dissent should consult their own tax advisors with respect to the tax treatment of payments received as a result of the exercise of dissent rights described under "Palliser Dissent Rights" and "Maha Dissent Rights".

PRO FORMA INFORMATION OF NEW MAHA AFTER GIVING EFFECT TO THE AMALGAMATION

General

New Maha will be named "Maha Energy Inc.". New Maha's head office will be located at 600, 255 – 5th Avenue SW Calgary, AB T2P 3G6, and its registered office will be located at 1600, Dome Tower, 333 – 7th Avenue SW Calgary, AB T2P 2Z1. The articles of Amalgamation in respect of New Maha will be filed under, and New Maha will be deemed to be incorporated under, the ABCA.

New Maha will own 100% of the voting securities of Maha U.S., a corporation incorporated pursuant to the laws of the State of Wyoming.

Narrative Description of Business

Subsequent to the Amalgamation, New Maha will carry on the businesses of Palliser and Maha in all respects. For a detailed description of the historical development of the businesses of Palliser and Maha and, therefore, the business to be carried on by New Maha, see Appendix F "Information Concerning Palliser" and Appendix G "Information Concerning Maha", respectively.

Milestones and Business Objectives

The business plan for the Resulting Issuer will be further developed by the new management team of the Resulting Issuer following the completion of the Amalgamation, at which time the Resulting Issuer will have cash balance of approximately $25 million and debt of approximately $60 million.

New Maha will be focused on two primary objectives. The first objective of New Maha will be growing the production of Palliser’s heavy oil assets at Edam, Saskatchewan, Lloydminster, Alberta and Manitou Lake, Saskatchewan by re-completing existing wells or drilling new wells on its existing land base focused on CHOPS (cold heavy oil production with sand) or HVL (high volume lift).

The second objective of New Maha is to develop the LAK Ranch heavy oil field in Wyoming through cyclic steam wells followed by a steam flood. The Resulting Issuer has existing facilities capable of generating sufficient steam to produce 2,000 bbl/d of oil. Initial capital will be focused on drilling and tying in additional cyclic steam wells. Additional steam generating capacity and production facilities will be added after oil production reaches 2,000 bbl/d.

	Milestones Required tto	Target date for
	Achieve Business	Achievement of
Business Objectives	Objectives	Milestones	Estimated Costs

Growing Palliser's heavy	Re-completing existing	December 31, 2014	Up to $13 million
oil assets at Edam,	wells or drilling new wells
Lloydminster and Manitou	(focused on CHOPS or
Lake	HVL)
Developing the LAK	Drilling and tying in	December 31, 2014	Up to $2 million
Ranch Field	additional cyclic steam
wells

Exploration and Development Program

The Resulting Issuer is expected to have overall production of approximately 1,650 boe/d following completion of the Amalgamation. The primary near term focus of the Resulting Issuer's exploration and development program is anticipated to be CHOPS and HVL projects at Edam, Saskatchewan, Lloydminster, Alberta and Manitou Lake, Saskatchewan as well as drilling and completing cyclic steam wells at the LAK Ranch field in Wyoming.

The Resulting Issuer will utilize the cash position and cash flow from operations to finance the remaining capital program up to December 31, 2014 targeted to be up to approximately $15 million. This will be composed of up to approximately $13 million of planned capital expenditures on New Maha’s Canadian heavy oil assets and capital expenditures of up to approximately $2 million at the LAK Ranch field. For more information see "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – Principal Purpose of Available Funds".

Subsequent to December 31, 2014, the Resulting Issuer will utilize the cash position and cash flow from operations to finance the remaining capital program targeted to be up to approximately $37 million. This will be composed of up to approximately $32 million of planned capital expenditures on New Maha’s Canadian heavy oil assets and capital expenditures of up to approximately $5 million at the LAK Ranch field.

The Resulting Issuer intends to commence its development capital program upon closing of the Transaction. The above two described capital work program are expected to include the reactivation of 39 wells for HVL and the drilling of 7 new CHOPS wells and 3 new SWD wells, and 5 reactivations of old SWD wells, and the drilling of 3 new horizontal wells at Palliser’s Edam, Saskatchewan, Lloydminster, Alberta and/or Manitou Lake, Saskatchewan properties, and up to 12 horizontal wells and one vertical exploratory well at the LAK Ranch Field. If the exploratory well drilling program results in a commercial oil discovery, production and sales would be possible before the end of 2014 via trucking. The management of New Maha expects to release exploration results upon the completion of its exploratory drilling program.

The Resulting Issuer may use cash flow from operations to fund future capital expenditures, in the event that New Maha's available funds following the Amalgamation are insufficient. There can be no assurance that additional sources of funding will be available to the Resulting Issuer. See "Principal Purpose of Available Funds" herein and "Risk Factors" in Appendix G "Information Concerning Maha".

The program may be expanded and is contingent on the results of recent and future wells drilled. New Maha will carry on the exploration and development currently contemplated by Palliser and Maha in all respects, for more information see Appendix F "Information Concerning Palliser" and Appendix G "Information Concerning Maha".

Selected Pro Forma Financial Information

See the Unaudited Pro Forma Consolidated Financial Statements attached as Appendix D hereto for selected pro forma financial information of New Maha as at and for the six month period ended June 30, 2014 and for the year ended December 31, 2013 after giving effect to the Amalgamation. Reference should also be made to the Maha Financial Statements attached to Appendix G "Information Concerning Maha" and to the Palliser Financial Statements which are incorporated by reference herein.

The following table sets out (i) certain financial information for Palliser and Maha as at and for the three and six months ended June 30, 2014 before giving effect to the Amalgamation, the Equity Financing or Bond Issue; and (ii) certain pro forma financial information for New Maha as at and the three and six months ended June 30, 2014 after giving effect to the Amalgamation and the Equity Financing and Bond Issue, assuming aggregate gross proceeds from the Equity Financing of US$15 million through the issuance of 10,000,000 Maha Shares at an assumed issue price of US$1.50 and aggregate gross proceeds from the Bond Issue estimated at a minimum total of US$55 million. Additional information is set forth in the "Unaudited Pro Forma Financial Statements" attached as Appendix D to this Information Circular.

	As at and for six month period ended June 30, 2014
	Maha before giving		New Maha after giving
	effect to the		effect to the
	Amalgamation, the	Palliser before giving	Amalgamation, the
	Equity Financing or	effect to the	Equity Financing and
	the Bond Issue	Amalgamation	the Bond Issue (1)(2)
	(expressed in thousands of US$, except per share amounts)

Petroleum and natural gas sales	Nil	23,615	23,615
Royalties	Nil	5,597	5,597
Operating and transportation expenses	Nil	10,961	10,961
Net Earnings (Loss)	(599)	(22,711)	(7,191)

	As at and for six month period ended June 30, 2014
	Maha before giving		New Maha after giving
	effect to the		effect to the
	Amalgamation, the	Palliser before giving	Amalgamation, the
	Equity Financing or	effect to the	Equity Financing and
	the Bond Issue	Amalgamation	the Bond Issue (1)(2)
	(expressed in thousands of US$, except per share amounts)
Per share (basic)	-	-	(0.13)
Per share (diluted)	-	-	(0.13)
Total Assets	18,454	76,124	123,390
Total Liabilities	512	66,361	82,811
Shareholders' Equity	17,942	9,763	40,579

Notes:

(1)	For pro forma adjustments, see the notes to the Unaudited Pro Forma Financial Statements attached as Appendix D to this Information Circular.

(2)

The reporting and functional currency of Palliser is in Canadian dollars. Palliser dollar amounts for the six month period ended June 30, 2014 have been converted to USD using a CAD/USD average exchange rate of 0.9116 and exchange rate of 0.9171 as at June 30, 2014.

Reserves and Certain Other Oil and Gas Information

New Maha will carry on the existing businesses of Palliser and Maha. For details on the oil and gas properties and wells of New Maha, see Appendix F – "Information Concerning Palliser" and the Palliser AIF (which is incorporated by reference herein), respectively. Estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Selected Pro Forma Operational Information

The following table sets out: (i) certain operational information for Palliser and Maha before giving effect to the Amalgamation; and (ii) certain pro forma operational information for New Maha after giving effect to the Amalgamation for the periods indicated.

	Maha before giving	Palliser before giving	New Maha after
	effect to the	effect to the	giving effect to the
	Amalgamation, the	Amalgamation, the	Amalgamation, the
	Equity Financing or	Equity Financing or	Equity Financing and
	the Bond Issue	the Bond Issue (4)	the Bond Issue (1)

Average Daily Production
(for the year ended
December 31, 2013)(4)(5)
Natural gas (Mcf/d)	Nil	221	221
Heavy oil (Bbls/d)	18	2,303	2,321
Natural gas liquids (Bbls/d)	Nil	1	1
Combined (BOE/d)	18	2,340	2,358

Average Daily Production
(for the six months ended
June 30, 2014)(4)(5)
Natural gas (Mcf/d)	Nil	176	176
Heavy oil (Bbls/d)	32	1,777	1,809
Combined (BOE/d)	32	1,806	1,838

Total Proved Reserves
(on a forecast price basis as at

	Maha before giving	Palliser before giving	New Maha after
	effect to the	effect to the	giving effect to the
	Amalgamation, the	Amalgamation, the	Amalgamation, the
	Equity Financing or	Equity Financing or	Equity Financing and
	the Bond Issue	the Bond Issue (4)	the Bond Issue (1)

December 31, 2013)(2)(3)(4)(5)
Natural gas (MMcf)	Nil	468	468
Heavy oil (Mbbls)	Nil	5,412	5,412
Combined (MBOE)	Nil	5,491	5,491

Total Proved plus Probable Reserves
(on a forecast price
basis as at December 31, 2013)(2)(3)(4)(5)
Natural gas (MMcf)	Nil	565	565
Heavy oil (Mbbls)	Nil	9,316	9,316
Combined (MBOE)	Nil	9,410	9,410

Net undeveloped land (acres as at December 31, 2013)	3,200	48,140	51,340
Gross undeveloped land (acres as at December 31, 2013)	1,920	56,216	58,136

Notes:

(1)	The numbers in this column were calculated by adding the numbers in the Maha column with the numbers in the Palliser column

(2)

Reserves presented for Maha are derived from the Report of Management and Directors of Maha on Oil and Gas Disclosures and for Palliser are derived from the Palliser Reserves Report. Please refer to the Palliser AIF (incorporated herein by reference) and Appendix G – "Information Concerning Maha" for further information regarding the reserves of Palliser and Maha, respectively, as at December 31, 2013.

(3)	Reserves presented are "gross" reserves of Palliser as at December 31, 2013 as defined in National Instrument 51-101 utilizing forecast price and costs assumptions.

(4)	In the case of Palliser, all production, reserves and undeveloped land related information contained herein relate to Palliser's assets prior to the completion of the Manitou Sale.

(5)	Columns may not add due to rounding.

New Maha Shares

New Maha will be authorized to issue an unlimited number of New Maha Shares without nominal or par value of which 55,338,187 New Maha Shares are expected to be issued and outstanding immediately after giving effect to the Amalgamation, assuming no additional Maha Shares or Palliser Shares are issued following the date hereof other than pursuant to the Amalgamation (including the 552,000 Maha Shares issuable for financial advisory and other services provided in connection with the Amalgamation and related transactions) and the Equity Financing, no Maha Dissent Rights or Palliser Dissent Rights are exercised in connection with the Amalgamation, no Maha Options, Maha Warrants or Palliser Options are exercised prior to the Effective Time and all Palliser Share Units are converted into Palliser Shares immediately prior to the Effective Time. An aggregate of up to 3,345,773 New Maha Shares are expected to be reserved for issuance on exercise of the former Maha Options, Maha Warrants and Palliser Options following the Amalgamation, assuming that none of such outstanding securities are exercised prior to the Effective Date.

Holders of New Maha Shares will be entitled to one vote per share at meetings of shareholders of New Maha, to receive dividends if, as and when declared by the New Maha Board of Directors and to receive pro rata the remaining property and assets of New Maha upon its dissolution or winding-up.

Pro Forma Consolidated Capitalization

The following table outlines the consolidated capitalization of: (i) Palliser and Maha as at and the three and six months ended June 30, 2014 before giving effect to the Amalgamation, the Equity Financing or the Bond Issue; and (ii) New Maha as at and the three and six months ended June 30, 2014 after giving effect to the Amalgamation and the Equity Financing and Bond Issue, assuming aggregate gross proceeds from the Equity Financing of US$15 million through the issuance of 10,000,000 Maha Shares at an assumed issue price of US$1.50 per Maha Shares and aggregate gross proceeds from the Bond Issue at a minimum total of US$55 million. This table should be read in conjunction with Palliser's and Maha's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2014 together with the notes thereto, prepared in accordance with IFRS, and the respective management's discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2014, which in the case of Maha are attached as Schedule "C" to Appendix G and in the case of Palliser the Financial Statements incorporated herein by reference.

	As at June 30, 2014
	Maha before giving	Palliser before	New Maha after giving
	effect to the	giving effect to the	effect to the
	Amalgamation, the	Amalgamation, the	Amalgamation, the
	Equity Financing or	Equity Financing or	Equity Financing and
	the Bond Issue	the Bond Issue	the Bond Issue (1)

Share capital $(000)	19,347	50,309	45,071
Maha Warrants	808,071	Nil	808,071
Maha Options	2,050,000	N/A	2,534,893
Palliser Options	Nil	3,624,500	N/A
Common Shares (authorized - unlimited)	35,799,304	63,915,979	55,338,187
Bank Indebtedness $(000)	Nil	$ 39,259	Nil

Notes:

(1)

Assumes the issuance, pursuant to the Equity Financing, of 10,000,000 additional Maha Shares at US$1.50 per share for aggregate gross proceeds equalling US$15,000,000, as well as completion of the Bond Issue for aggregate gross proceeds equalling US $55 million.

(2)

The reporting and functional currency of Palliser is in Canadian dollars. Palliser dollar amounts for the six month period ended June 30, 2014 have been converted to USD using a CAD/USD average exchange rate of 0.9116 and exchange rate of 0.9171 as at June 30, 2014.

(3)	For more information on the Maha Warrants see Appendix G "Information Concerning Maha - General Development of the Business - Three Year History".

(4)

For more information on the Maha Options see "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – New Maha Stock Option Plan" and Appendix G "Information Concerning Maha - Options to Purchase Securities of Maha".

(5)

For the Palliser Stock Options see "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – New Maha Stock Option Plan" and Appendix G – "Palliser Option and Share Compensation Arrangements".

(6)	The deficit for the Resulting Issuer at June 30, 2014 would be $4,795,000.

Fully Diluted Share Capital

In addition to the information set out in the capitalization table above, the following table sets out the fully diluted share capital of New Maha following completion of all of the transactions contemplated herein.

	Number of New
	Maha Shares (1)(2)(3)	Percentage of Total

New Maha Shares issued as at the Effective Date	45,338,187	74%

New Maha Shares issued pursuant to the Equity Financing	10,000,000	16%

SUB-TOTAL (Non-Diluted)	55,338,187	75%

New Maha Shares reserved for issuance on exercise of former Maha Options(5)	2,050,000	3%

New Maha Shares reserved for issuance on exercise of former Palliser Options(6)	504,893	1%

New Maha Shares available for future issuance under the New Maha Stock Option Plan(7)	2,978,926	5%

New Maha Shares reserved for issuance on exercise of former Maha Warrants(4)	790,989	1%

TOTAL (Fully Diluted)	61,662,995	100%

Notes:
(1)	Prior to adjustments for fractional shares.

(2)	Assumes no Maha Options, Maha Warrants and Palliser Options are exercised prior to the Effective Date.

(3)	Assumes aggregate gross proceeds from the Equity Financing equalling US$15 million through the issuance of 10,000,000 Maha Shares at an issue price of US$1.50.

(4)	For more information on the Maha Warrants see Appendix G "Information Concerning Maha - General Development of the Business - Three Year History".

(5)	For the more information on the Maha Options see Appendix G "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – New Maha Stock Option Plan"

(6)	For the Palliser Stock Options see "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – New Maha Stock Option Plan" and Appendix G – "Palliser Option and Share Compensation Arrangements".

(7)	Assumes the issuance of 10,000,000 Maha Shares pursuant to the Equity Financing and a 10% rolling option plan of new Maha.

Available Funds

The following sets forth the estimated funds available to the Resulting Issuer following the completion of the Transactions.

Source of Funds	Approximate Amount
Maha Financing (1)	$73,221,208
Estimated funds available (2)	$25,000,000

Notes:

(1)

Assumes net proceeds from the Bond Issue equalling US$55 million and Equity Financing equalling US$15 million converted from US$ at the July 30, 2014 Bank of Canada noon US$/C$ exchange rate of 1.0909 based on an assumed cash commission of 3.6% and 6.0% for the Bond Issue and Equity Financing, respectively.

(2)

Estimated funds available exclude cash flow from operations and other sources of financing which may be utilized from time to time. For more information see "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – Pro Forma Financials".

Principal Purpose of Available Funds

As at the date hereof, the proposed management of the Resulting Issuer following completion of the Transaction, intends to use the proceeds from the Maha Financing to refinance Palliser's current credit facilities and assist in the funding of New Maha's capital program. As at the date hereof, the proposed management of the Resulting Issuer following completion of the Transaction intends to use the estimated $25 million in available funds, which takes into account payment of all Transaction Costs, as well as payment of the existing Palliser Credit Facility, of New Maha as follows over the next 18 months:

Use of Available Funds of New Maha after
Principal Purposes	completion of the Amalgamation

Funds Available	$25,000,000
Anticipated free cash flow of New Maha in the next 18 months(5)	$45,000,000
Capital Expenditure Program to December 31, 2014(1)	($15,000,000)
Capital Expenditure Program after December 31, 2014(2)	($37,000,000)
General and Administrative Expenses(3)	($7,500,000)
Costs associated with the Bond Issue(4)	($8,999,925)
Unallocated Working Capital	($1,500,075)

Notes:

(1)

New Maha's capital expenditure program to December 31, 2014 is anticipated to be up to approximately $15 million, which will be comprised of up to approximately $13 million of planned capital expenditures on New Maha’s Canadian heavy oil assets and capital expenditures of up to approximately $2 million at the LAK Ranch field. See "Exploration and Development Program" herein.

(2)

New Maha's capital expenditure program after December 31, 2014 is anticipated to be $37 million, which will be comprised of $32 million of planned capital expenditures on New Maha's Canadian heavy oil assets and capital expenditures of up to $5 million on the LAK Ranch field. See "Exploration and Development Program" herein.

(3)	Represents 18 months of estimated general and administrative costs for New Maha.
(4)	Represents 18 months of costs of servicing the bond debt based on a USD$55 million bond, a 10% per annum coupon and a CAD/USD exchange rate of 1.0909.
(5)

This constitutes future oriented financial information. Management's estimate of anticipated cash flow of $45 million is based on estimated operational income which is income after royalties and operational expenses but before capital investments, interest or general and administrative expenses. The estimated revenue is based on a realized oil sales price of CDN$75 per barrel and assumed average oil production of 3,000 bopd over the next 18 months. Historical information has been used as the basis for many assumptions however there is no certainty that trends will continue on a similar basis and actual results may vary materially. Management revisits its forecast at minimum on a quarterly basis. See "Forward Looking Statements and Cautionary Information" and also see "Risk Factors of the Resulting Issuer" for further information relating to forward looking estimates used in the above table.

New Maha will spend the funds available to it on completion of the Amalgamation to further its stated business objectives. There may be circumstances where, for sound business reasons, a reallocation of funding funds may be necessary in order for New Maha to achieve its stated business objectives

Dividends

There will be no restrictions in the Resulting Issuer's articles or elsewhere which would prevent the Resulting Issuer from paying dividends subsequent to the completion of the Transactions. Management does not intend that New Maha will pay dividends on the New Maha Shares in the foreseeable future. The future payment of dividends will be dependent upon the financial requirements of New Maha to fund future growth, the financial condition of New Maha and other factors that the New Maha Board of Directors may consider appropriate in the circumstances. In addition, New Maha may agree to abstaining from paying dividends during a portion of the term or during the entire term of the bonds issued pursuant to the Bond Issue as a condition of the Bond Issue.

Principal Shareholders of New Maha

To the best of the knowledge of the directors and senior officers of Palliser and Maha as of the date hereof, no persons, corporations or other entities (other than securities depositories) will beneficially own, directly or indirectly, exercise control or direction over, or have a combination of direct or indirect beneficial ownership of and control or direction over voting securities carrying more than 10% of the voting rights attached to the New Maha Shares after giving effect to the Amalgamation.

Directors and Officers of New Maha

Directors

If the Amalgamation is completed as contemplated, the New Maha Board of Directors is expected to be comprised of the current members of the Maha Board of Directors plus Messrs. Jeffrey Saponja, Wayne Thomson and Nicholas Walker. See the table below and "The Amalgamation – Implementation of the Amalgamation" hereto for further details regarding the first directors of New Maha.

		New Maha
		Shares as a
	Number of	percentage of	Director of
Name and Municipality of	New Maha	Non-Diluted	Maha/Palliser
Residence	Shares(1) (2)	(Fully Diluted)	Since(6)	Principal Occupation

Jonas Lindvall(3) De Winton, AB, Canada	4,711,610	8.51% (7.64%)	January 23, 2013

Currently the President and Chief Executive officer of Maha. From September 2009 to November 2013, Mr. Lindvall's principal occupation was General Manager of Tethys Oil (Canada). Prior thereto, Mr. Lindvall's principal occupation was Managing Director of Tethys Oil (Oman).

Ron Panchuk(5) Calgary, AB, Canada	2,763,342	4.99% (4.48%)	January 23, 2013

Currently the Chief Corporate Officer and Corporate Secretary of Maha, Corporate Secretary of Azabache Energy Inc. and legal counsel to Canadian Oil Sands Limited. Mr. Panchuk also acted as Vice President, Business Development and Legal for Ceiba Energy Services Inc. from May 2012 to November 2012 and has been a self-employed lawyer since May 2000.

		New Maha
		Shares as a
	Number of	percentage of	Director of
Name and Municipality of	New Maha	Non-Diluted	Maha/Palliser
Residence	Shares(1) (2)	(Fully Diluted)	Since(6)	Principal Occupation

Anders Ehrenblad(5) Stockholm, Sweden	479,607	0.87% (0.78%)	February 9, 2013

Currently, Investment Manager and Partner of Graviton Investment & Capital Advisers AB, a Nordic multi- stage investment and corporate finance firm. Prior thereto, Mr. Ehrenblad's principal occupation was Corporate & Strategic Sales Executive at Farnell Sweden AB branch (100% owned by Premier Farnell Group, a British company with branch offices across Europe) from September 2008 to October 2010. Farnell Sweden AB carries semiconductor and other technology components on a franchise basis.

Jeffrey Saponja(3)(4) Calgary, AB, Canada	15,253	0.03% (0.02%)	May 12, 2011	President and Chief Executive Officer of TriAxon Oil Corp. since May, 2010; prior thereto, President and Chief Executive Officer of TriAxon Resources Ltd.

Wayne Thomson(3)(4)(5) Calgary, AB, Canada	Nil		N/A

Mr. Thomson is a director and Chief Executive Officer of Iskander Energy Corp., a private international oil and gas company; Chairman and President of Enviro Valve Inc., a private company manufacturing proprietary pressure relief valves; a director of TVI Pacific Inc., a publicly traded international mining company listed on the Toronto Stock Exchange; and a director of Cenovus Energy Inc., a public company listed on the Toronto Stock Exchange and New York Stock Exchange. Mr. Thomson served as a director of Virgin Resources Limited, a private international oil and gas company from January 2005 to April 2013. Mr. Thomson is a member of the Association of Professional Engineers and Geoscientists of Alberta.

New Maha
Shares as a
	Number of	percentage of	Director of
Name and Municipality of	New Maha	Non-Diluted	Maha/Palliser
Residence	Shares(1) (2)	(Fully Diluted)	Since(6)	Principal Occupation

Nicholas Walker(4) Calgary, AB, Canada	884,211	1.60% (1.43%)	N/A

Chief Operating Officer of Africa Oil Corp., a public company listed on the Toronto Stock Exchange, since September 10, 2012. Before joining Africa Oil Corp., Mr. Walker was Executive Vice-President of International Operations West for Talisman Energy Inc. since 2009 and Senior Vice-President and a Director for Talisman Energy (UK) Limited from 2005 to 2009. Mr. Walker is currently a director of Petro Vista Energy Corp.

Notes:
(1)	Includes New Maha Shares held by spouses, family trusts and related corporations of the respective directors over which they may exercise direction or control.

(2)	Expected number of New Maha Shares held by each director after giving effect to the Amalgamation, assuming no participation in the Equity Financing. The directors do not intend to subscribe under the Equity Financing.

(3)	Proposed member of the reserves, health and safety committee of New Maha.

(4)	Proposed member of the audit committee of New Maha.

(5)	Proposed member of the compensation and corporate governance committee of New Maha.

(6)	Appointments will expire upon the first annual meeting of New Maha.

Officers

If the Amalgamation is completed as contemplated, the officers of New Maha will be K. Jonas Lindvall and Ronald Panchuk, Ivan J. Condic, Robert Richardson and Glenn Taylor. See the table below and Appendix F – "Information Concerning Palliser" as well as Appendix G – "Information Concerning Maha" attached hereto for further information concerning Palliser's and Maha's current officers, respectively.

New Maha
Shares as a
Name and Province		percentage of
and Country of	Number of New	Non-Diluted		Principal Occupation within the
Residence	Maha Shares(1) (2)	(Fully Diluted)	Proposed Position	past 5 years
Jonas Lindvall Alberta, Canada	4,711,610	8.51% (7.64%)	President and Chief Executive Officer

Currently the President and Chief Executive officer of Maha. From September 2009 to November 2013, Mr. Lindvall's principal occupation was General Manager of Tethys Oil (Canada). Prior thereto, Mr. Lindvall's principal occupation was Managing Director of Tethys Oil (Oman).

		New Maha
		Shares as a
Name and Province		percentage of
and Country of	Number of New	Non-Diluted		Principal Occupation within the
Residence	Maha Shares(1)(2)	(Fully Diluted)	Proposed Position	past 5 years
Ron Panchuk Alberta, Canada	2,763,342	4.99% (4.48%)	Executive Vice President and Corporate Secretary

Currently the Chief Corporate Officer and Corporate Secretary of Maha, Corporate Secretary of Azabache Energy Inc. and legal counsel to Canadian Oil Sands Limited. Mr. Panchuk also acted as Vice-President, Business Development and Legal for Ceiba Energy Services Inc. from May 2012 to November 2012 and has been a self-employed lawyer since May 2000. Lawyer and member of the Law Society of Alberta.

Ivan J. Condic Alberta, Canada	58,293	0.11% (0.09%)	Vice-President, Finance and Chief Financial Officer

Vice-President, Finance and Chief Financial Officer of Palliser since June, 2010; prior thereto, controller of Twin Butte Energy Ltd. from 2006 to June 2010; prior thereto, controller of Kerogen Petroleum Ltd. from March 2005 to May 2006; prior thereto, accounting positions with various exploration and production services companies; prior thereto, with KPMG from September 1997 to December 2001. Chartered Accountant and member of the Institute of Chartered Accountants of Alberta.

Robert Richardson Alberta, Canada	8,358	0.02% (0.01%)	Vice President, Engineering

Exploitation Manager of Palliser since April 2013. Vice-President, Exploitation, Petrobank Energy and Resources Ltd. from January 2012 to December 2012; prior thereto Exploration manager, at Canadian Natural Resources Limited.

Glenn Taylor Alberta, Canada	100,945	0.18% (0.16%)	Vice-President, Operations and Production	Vice-President, Operations and Production of Palliser since November, 2008; prior thereto, Manager of Operations of TransGlobe Energy Corporation from 2003 to 2008.

Notes:

(1)	Includes New Maha Shares held by spouses, family trusts and related corporations of the respective directors over which they may exercise direction or control.

(2)	Expected number of New Maha Shares held by each officer after giving effect to the Amalgamation, assuming no participation in the Equity Financing. The officers do not intend to subscribe under the Equity Financing.

(3)	Discussions are currently ongoing with Robert Padget, Vice President, Engineering of Palliser, with respect to whether, and on what terms, he will become an officer or employee of New Maha. If Mr. Padget does become an officer of New Maha, a press release will be issued updating his position.

(4)

It is expected that all officers will be employed full time with the Resulting Issuer with the exception of Mr. Panchuk who will devote between 40% and 100% of his time to New Maha depending on workload, which will be determined post-amalgamation.

If the Amalgamation is completed, the proposed directors and officers of New Maha as a group, will control, directly or indirectly, an aggregate of 9,021,619 New Maha Shares, representing approximately 16% of the issued and outstanding New Maha Shares.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as noted below, no proposed director: (i) is, or has been in the last 10 years, a director or officer of an issuer that: (a) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that occurred while that person was acting in the capacity of director, or officer, which resulted, after that person ceased to be a director or officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (ii) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or (iii) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Ron Panchuk is the Corporate Secretary of Azabache Energy Inc., which was subject to a cease trade order issued by the ASC on November 5, 2010 for failing to file its Annual Filings by the reporting deadline of October 28, 2010. Cease trade orders were also issued by the BCSC and the OSC on November 5, 2010 and November 22, 2010, respectively. Upon the filing of the Annual Filings on November 29, 2010, Azabache Energy Inc. made applications to have the cease trade orders revoked by the respective securities commissions. The cease trade orders of the ASC, the BCSC and the OSC were revoked on December 16, 2010, December 17, 2010 and December 24, 2010, respectively.

In addition, no director has, within the ten (10) years before the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

Other Reporting Issuer Experience

The following table sets out the proposed directors and officers of the Resulting Issuer that are, or have been within the last five years, directors, officers or promoters of other reporting issuers:

Name	Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To
Jonas Lindvall	Tethys Oil AB	Stockholm Stock Exchange	Director	June 2006	May 2010
Ron Panchuk	Azabache Energy Inc.	TSX Venture Exchange	Corporate Secretary	March 2010	Present
	Ceiba Energy Service Inc. (formerly Cancen	TSX Venture Exchange	Vice President, Business Development and	May 2012	October 2012

Name	Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To
	Oil Canada Inc.)		Legal
Jeffrey Saponja	Palliser Oil & Gas Corporation	TSX Venture Exchange	Director	May 2011	Present
	Wavefront Technology Solutions Inc.	TSX Venture Exchange	Director	July 2010	February 2013
Wayne Thomson	Cenovus Energy Inc.	Toronto Stock Exchange and New York Stock Exchange	Director	November 2009	Present
	TVI Pacific Inc.	Toronto Stock Exchange	Director	May 2011	Present
	Orion Oil & Gas Corporation	Toronto Stock Exchange	Director	March 2010	June 2011
	TG World Energy Corp.	TSX Venture Exchange	Director	May 2009	March 2011
	Encana Corporation	Toronto Stock Exchange and New York Stock Exchange	Director	April 2007	November 2009
Nicholas Walker	Petro Vista Energy Corp.	TSX Venture Exchange	Director	September 2013	Present
	Africa Oil Corp.	Toronto Stock Exchange	Chief Operating Officer	September 2012	Present
Robert Richardson	Petrobank Energy & Resources Ltd.	Toronto Stock Exchange	Vice President, Exploitation	January 2012	December 2012

Conflicts of Interest

There are potential conflicts of interest to which some of the proposed directors, officers and insiders of New Maha will be subject in connection with the operations of New Maha. Some of the directors, officers and insiders are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the business to be conducted by New Maha following completion of the Amalgamation. Accordingly, situations may arise where some or all of the directors, officers and insiders will be in direct competition with New Maha. Conflicts, if any, will be subject to the procedures and remedies as provided under the ABCA.

Statement of Proposed Executive Compensation

The compensation to be paid to the directors and officers of New Maha will initially be the same as the compensation paid to the existing directors and officers of Maha and Palliser who carry on as directors or officers of New Maha. See Appendix G "Information Concerning Maha – Compensation of Executive Officers and Directors of Maha" and Appendix F – "Information Concerning Palliser – Compensation Discussion and Analysis". During the financial year ended December 31, 2013, the aggregate remuneration paid to the directors of Maha (other than those directors who are also executive officers) was $72,870, in option-based compensation, and the aggregate remuneration paid to Maha's four (4) executive officers was $302,735, in option-based compensation and consulting fees. Maha did not pay base salaries to any officers or directors of Maha during the year ended December 31, 2013. Effective January 1, 2014, Maha entered into employment agreements with Jonas Lindvall and Ron Panchuk, whereby Maha pays annual base salaries of US$300,000 and up to US$275,000 respectively. Each officer's base salary is to be reviewed on an annual basis by the Maha Board. Mr. Panchuk's US$275,000 base salary is paid proportionally with respect to the amount of time he is required to commit to Maha, with a minimum base salary of US$100,000. Mr. Lindvall and Mr. Panchuk are also entitled to participate in any incentive bonus plan established by an independent committee of the Maha Board, upon the Maha Board having two directors independent of Mr. Lindvall and Mr. Panchuk, and the Maha Stock Option Plan. All officers and directors of New Maha will be eligible to participate in the Resulting Issuer Stock Option Plan. For the current compensation of those Palliser directors and officers who will continue to be directors or officers of Maha, see Appendix F – "Information Concerning Palliser –Compensation Discussion and Analysis".

The compensation of the directors and officers of New Maha going forward will be determined by the New Maha Board of Directors and/or the compensation committee of New Maha (if such committee is constituted by the New Maha Board of Directors) subsequent to the completion of the Amalgamation. To establish competitive salaries, it is anticipated that the New Maha Board of Directors or its compensation committee (if constituted) will use reports prepared by independent advisors.

Indebtedness of Directors, Officers and Other Management

As of the date hereof, none of the proposed directors, officers, other members of management or promoters of New Maha, nor any of their associates or affiliates is indebted to Palliser or Maha, nor has any indebtedness of any such person been subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by Palliser or Maha.

Resulting Issuer Options

An aggregate of 2,554,893 Resulting Issuer Options will be outstanding, as of the date of the completion of the Amalgamation, as follows:

Name	Number of Common Shares Underlying Unexercised Options(1)	Option Exercise Price ($)	Option Expiration Date	Market Value of Common Shares Underlying the Options as at the date hereof
Proposed Directors
Anders Ehrenblad	300,000	$0.45	March 31, 2018	Nil
Jeffrey Saponja	3,483 4,179 4,179	$9.69 $5.03 $3.52	June 17, 2016 February 10, 2017 June 14, 2018	Nil
Wayne Thomson	Nil	N/A	N/A	Nil
Nicholas Walker	Nil	N/A	N/A	Nil
Proposed Officers
Jonas Lindvall	300,000	$0.45	March 31, 2018	Nil
Ron Panchuk	300,000	$0.45	March 31, 2018	Nil
Ivan J. Condic	31,343 15,323 16,716 9,751	$5.81 $9.69 $5.03 $3.52	June 15, 2015 June 17, 2016 February 10, 2017 June 14, 2018	Nil
Robert Richardson	14,627	$3.30	April 22, 2018	Nil
Glenn Taylor	16,716 18,806 16,716 9,751	$5.81 $9.69 $5.03 $3.52	June 15, 2015 June 17, 2016 February 10, 2017 June 14, 2018	Nil
Employees Palliser Maha	66,934 13,930 103,082 68,954 6,965 6,269 4,179 70,486	$3.52 $4.95 $5.03 $5.81 $5.89 $6.75 $6.96 $9.69	June 14, 2018 November 22, 2017 February 10, 2017 June 15, 2015 March 8, 2017 August 15, 2016 September 26, 2016 June 17, 2016	Nil Nil

Name	Number of Common Shares Underlying Unexercised Options(1)	Option Exercise Price ($)	Option Expiration Date	Market Value of Common Shares Underlying the Options as at the date hereof
	300,000 200,000	$0.45	March 31, 2018 December 31, 2018	Nil
Consultants Palliser Maha	2,507 100,000	$9.69 $0.45	June 17, 2016 March 31, 2008	Nil Nil
Other	Nil	Nil	Nil	Nil

Notes:

(1)

These numbers represent, as applicable, the Maha Options amended to reflect the exchange ratio of Maha Shares to New Maha Shares upon the completion of the Transaction and the Palliser Options amended to reflect the exchange ratio of Palliser Shares to New Maha Shares upon the completion of the Transaction.

(2)

All officers and past officers of Palliser will hold an aggregate of 149,748 options to acquire New Maha Shares upon the completion of the Transaction, and all directors and past directors of Palliser (excluding those who were also not officers) will hold an aggregate of 11,841 options to acquire New Maha Shares upon the completion of the Transaction.

(3)	All employees and past employees of Palliser will hold an aggregate of 340,798 options to acquire New Maha Shares upon the completion of the Transaction.

(4)	All consultants of Palliser will hold an aggregate of 2,507 options to acquire New Maha Shares upon the completion of the Transaction.

(5)

All officers and past officers of Maha will hold an aggregate of 1,150,000 options to acquire New Maha Shares upon the completion of the Transaction, and all directors and past directors of Maha (excluding those who were also not officers) will hold an aggregate of 300,000options to acquire New Maha Shares upon the completion of the Transaction.

(6)	All employees and past employees of Maha will hold an aggregate of 500,000 options to acquire New Maha Shares upon the completion of the Transaction.

(7)	All employees and past employees of Maha U.S. will hold an aggregate of 0 options to acquire New Maha Shares upon the completion of the Transaction.

(8)	All consultants of Maha will hold an aggregate of 100,000 options to acquire New Maha Shares upon the completion of the Transaction.

(9)	No Investor Relations persons hold any Palliser Options or Maha Options.

(10)

Under the terms of the Amalgamation Agreement, Palliser is required to use all reasonable commercial efforts to cause all Persons holdings Palliser Options to enter into agreements with Palliser prior to the Effective Time, providing that such holders either: (i) exercise their Palliser Options or; (ii) cancel, terminate or surrender their Palliser Options, in consideration for the payment of $0.001 per Palliser Option.

(11)	No New Maha Options will be granted on or before the Effective Date.

(12)	The balance of New Maha Options that can be awarded under the New Maha Option Plan, assuming completion of the Transaction, is 2,978,926.

New Maha Stock Option Plan

Upon the completion of the Amalgamation, the Palliser Stock Option Plan will continue as the stock option plan for New Maha. For more information see Appendix F "Information Concerning Palliser Oil & Gas Corporation -Executive Compensation - Palliser Option and Share Compensation Arrangement", additionally a copy of the Palliser Stock Option Plan is available under Palliser's profile on SEDAR.

TSXV Escrow

The Exchange has final discretion as to the number of shares and terms of escrow that may be imposed as a condition of listing. Pursuant to the Exchange Rules, certain principals of the Resulting Issuer upon the completion of the Amalgamation will be required to comply with the Exchange Rules relating to escrow and as a result will be required to enter into the Escrow Agreement which provides that the Resulting Issuer Shares and Resulting Issuer Securities to be issued to such principals may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the prior consent of the Exchange. The Escrow Agreement further provides that upon the death of the holder of the escrowed shares, the Resulting Issuer Shares and Resulting Issuer Securities will be released from escrow and certificates for the Resulting Issuer Shares and Resulting Issuer Securities will be delivered to the legal representative of the deceased shareholder.

Where the Resulting Issuer Shares and Resulting Issuer Securities which are required to be held in escrow are held by a non-individual (a "holding company"), each holding company pursuant to the Escrow Agreement, has agreed, or will agree, not to carry out any transactions during the currency of the Escrow Agreement which would result in a change of control of the holding company, without the consent of the Exchange. Any holding company must sign an undertaking to the Exchange that, to the extent reasonably possible, it will not permit or authorize any issuance of securities or transfer of securities that could reasonably result in a change of control of the holding company. In addition, the Exchange may require an undertaking from any Control Person of the holding company not to transfer the shares of that company.

Under the Escrow Agreement, the Resulting Issuer Shares and Resulting Issuer Securities will be released from escrow according to different release schedules which depend on whether the Resulting Issuer is considered to be a Tier 1 or Tier 2 Issuer and whether the Resulting Issuer Shares subject to escrow are determined to be Surplus Securities (as defined under the Exchange Rules) or Value Securities (as defined under the Exchange Rules).

It is anticipated that the Resulting Issuer will meet the Exchange's Tier 1 minimum listing requirements at the time the Final Exchange Bulletin is issued (upon completion of the Transactions) and the Resulting Issuer Shares issued pursuant to the Transactions are expected to be Value Securities. As such, it is expected that the Resulting Issuer securities placed into escrow will be released on the following schedule:

Tier 1 - Value Securities
Percentage	Release Date
25%	Upon receipt of Final Exchange Bulletin
25%	6 months from the date of receipt of Final Exchange Bulletin
25%	12 months from the date of receipt of Final Exchange Bulletin
25%	18 months from the date of receipt of Final Exchange Bulletin

The prior consent of the Exchange must be obtained before a transfer within escrow of escrowed shares pursuant the Exchange Rules.

The following table sets forth the securities that are expected to be held in escrow, taking into consideration the anticipated Equity Financing, pursuant to the policies of the Exchange upon the completion of the Amalgamation:

After Giving Effect to the Transactions
Name and Municipality of Residence of holder	Designation of class	Number of securities to be held in escrow	Percentage of class
Jonas Lindvall De Winton, AB	Common Shares Resulting Issuer Options	4,711,610 300,000	8.51% 11.74%
Ron Panchuk Calgary, AB	Common Shares Resulting Issuer Options	2,763,342 300,000	4.99% 11.74%
Anders Ehrenblad Stockholm, Sweden	Common Shares Resulting Issuer Options	479,607 300,000	0.87% 11.74%
Jeffrey Saponja Calgary, AB	Common Shares Resulting Issuer Options	15,253 11,841	0.03% 0.46%
Nicholas Walker Calgary, AB	Common Shares Resulting Issuer Options	884,211 NIL	1.60% NIL

After Giving Effect to the Transactions
Name and Municipality of Residence of holder	Designation of class	Number of securities to be held in escrow	Percentage of class
Ivan J. Condic Calgary, AB	Common Shares Resulting Issuer Options	58,293 63,382	0.11% 2.48%
Robert Richardson Calgary, AB	Common Shares Resulting Issuer Options	8,358 14,627	0.02% 0.57%
Glenn Taylor Calgary, AB	Common Shares Resulting Issuer Options	100,945 52,238	0.18% 2.04%
TOTAL	Common Shares Resulting Issuer Options	9,021,619 1,042,088	16.30% 40.79%

Auditors, Transfer Agent and Registrar

The auditors of New Maha will be Deloitte LLP, Chartered Accountants, at its principal office in Calgary, Alberta. Deloitte LLP are the current auditors of Maha.

Olympia Trust Company at its principal offices in Calgary, Alberta will act as the transfer agent and registrar for the New Maha Shares.

Audit Committee and Corporate Governance

Concurrently with the completion of the Amalgamation, New Maha will form an audit committee, a reserves, health, and safety committee, and a compensation and corporate governance committee of its board of directors and will adopt the policies and mandates of Palliser in respect of same in compliance with applicable securities laws and Exchange policies.

For information related to the composition of New Maha’s audit committee, reserves, health and safety committee and compensation and corporate governance committee, see “Pro Forma Information of New Maha After Giving Effect to the Amalgamation – Directors and Officer of New Maha”.

Material Contracts

Other than as set out below and as set out in Appendix G – "Information Concerning Maha – Material Contracts" and in Appendix F "Information Concerning Palliser – Material Contracts", there are no contracts to which New Maha will be a party to following completion of the Amalgamation, that can reasonably be regarded as material to a proposed investor in the New Maha Shares, other than contracts entered into by Palliser and Maha in the ordinary course of business.

Risk Factors

If the Amalgamation is completed, the business of New Maha will be the business of Maha and Palliser.Readers should carefully consider the risk factors set out in "The Amalgamation - Risk Factors Related to the Amalgamation", Appendix F "Information Concerning Palliser - Risk Factors" and Appendix G "Information Concerning Maha - Risk Factors" and consider all other information contained herein before making an investment decision or a decision with respect to the Transactions. If any of the risks described in "The Amalgamation -Risk Factors Related to the Amalgamation", Appendix F "Information Concerning Palliser - Risk Factors" and Appendix G "Information Concerning Maha - Risk Factors" materialize, New Maha's business, financial condition or results of operations could be materially and adversely affected. Additional risks and uncertainties not currently known to us that we currently view as immaterial may also materially and adversely affect our business, financial condition or results of operations.

GENERAL PROXY MATTERS – PALLISER

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of Palliser to be used at the Palliser Meeting. Solicitations of proxies will be primarily by mail, but may also be by telephone, newspaper publication or other contact.

All costs of the solicitation for the Palliser Meeting will be borne by Palliser.

The information set forth below generally applies to registered holders of Palliser Shares. See "Palliser Shareholders – Questions and Answers" accompanying this Information Circular. If you are a Beneficial Shareholder of Palliser Shares (i.e., your Palliser Shares are held through an Intermediary), please see "General Information – Information for Beneficial Shareholders" at the front of this Information Circular.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Palliser Shares. The persons named in the enclosed form of proxy are directors and/or officers of Palliser. A Palliser Shareholder has the right to appoint a person (who need not be a Palliser Shareholder) to represent such Palliser Shareholder at the Palliser Meeting other than the persons designated in the accompanying form of proxy either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy.

A form of proxy will only be valid if it is duly completed, signed and then delivered to the offices of Olympia Trust Company, Proxy Department, Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta T2G 0P6 or by Fax to (403) 265-1455. The form of proxy must be received by Olympia Trust Company not later than 9:00 a.m. (Calgary time) on Friday, October 3, 2014 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Palliser Meeting. For information regarding the voting or appointing a proxy by internet, see the form of proxy for Palliser Shareholders and the Information Circular under the heading "General Proxy Matters – Palliser – Voting by Internet". Failure to so deposit a form of proxy will result in its invalidation. Notwithstanding the foregoing, the chair of the Palliser Meeting has the discretion to accept proxies received after such deadline. Notwithstanding the foregoing, the chair of the Palliser Meeting has the discretion to accept proxies received after such deadline.

A Palliser Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Palliser Shareholder or by its attorney duly authorized in writing or, if the Palliser Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of Palliser at any time up to and including the last Business Day preceding the day of the Palliser Meeting, or an adjournment of the Palliser Meeting, at which the proxy is to be used, or with the chair of the Palliser Meeting on the day of the Palliser Meeting or any adjournment thereof, or in any manner permitted by law.

Record Date

The Record Date for determination of Palliser Shareholders entitled to receive notice of and to vote at the Palliser Meeting is September 12, 2014. Only Palliser Shareholders whose names have been entered in the register of Palliser Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Palliser Meeting. To the extent a Palliser Shareholder transfers the ownership of any of its Palliser Shares after the Record Date and the transferee of those Palliser Shares establishes that it owns such Palliser Shares and requests, at least ten (10) days before the Palliser Meeting, to be included in the list of Palliser Shareholders eligible to vote at the Palliser Meeting, such transferee will be entitled to vote those Palliser Shares at the Palliser Meeting.

Signature of Proxy

The form of proxy accompanying this Information Circular must be executed by the Palliser Shareholder or its attorney authorized in writing, or if the Palliser Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following its signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Palliser).

Voting of Proxies

The Palliser Shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions of the Palliser Shareholder on any ballot that may be called for, and if the Palliser Shareholder specifies a choice with respect to any matter to be acted upon at the Palliser Meeting, the Palliser Shares will be voted accordingly. In the absence of such instructions, the Palliser Shares will be voted FOR the approval of the Palliser Resolution as described in this Information Circular.

Exercise of Discretion of Proxy

The proxyholder has discretion under the accompanying form of proxy to consider matters to come before the Palliser Meeting. At the date of this Information Circular, management of Palliser knows of no amendments, variations or other matters to come before the Palliser Meeting other than the matters referred to in the Notice of Annual and Special Meeting of Shareholders of Palliser. Palliser Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the form of proxy.

Voting by Internet

Palliser Shareholders may use the internet at www.investorvote.com to transmit their voting instructions. Palliser Shareholders should have the form of proxy in hand when they access the website noted above. Palliser Shareholders will be prompted to enter their Control Number which is located on the form of proxy. If Palliser Shareholders vote by internet, their vote must be received not later than 9:00 a.m. (Calgary time) on Friday, October 3, 2014 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Palliser Meeting. The website may be used to appoint a proxyholder to attend and vote on a Palliser Shareholder's behalf at the Palliser Meeting and to convey a Palliser Shareholder's voting instructions. Please note that if a Palliser Shareholder appoints a proxyholder and submits its voting instructions and subsequently wishes to change its appointment, a Palliser Shareholder may resubmit its proxy, prior to the deadline noted above. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

GENERAL PROXY MATTERS – MAHA

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of Maha to be used at the Maha Meeting. Solicitations of proxies will be primarily by mail, but may also be supplemented by telephone, newspaper publication, in person by directors, officers, employees and agents of Maha or other contact.

All costs of the solicitation for the Maha Meeting will be borne by Maha.

The information set forth below generally applies to registered holders of Maha Shares. See "Maha Shareholders –Questions and Answers" accompanying this Information Circular. If you are a beneficial holder of Maha Shares (i.e., your Maha Shares are held through an Intermediary), please see "General Information – Information for Beneficial Shareholders" at the front of this Information Circular.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Maha Shares. The persons named in the enclosed form of proxy are directors and/or officers of Maha. A Maha Shareholder has the right to appoint a person (who need not be a Maha Shareholder) to represent such Maha Shareholder at the Maha Meeting other than the persons designated in the accompanying form of proxy either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy.

A form of proxy will only be valid if it is duly completed, signed and then delivered to the offices of Burstall Winger Zammit LLP, Attention: Doug Stuve, Suite 1600, Dome Tower, 333 – 7th Ave. SW, Calgary, Alberta T2P 2Z1 or by Fax at (403) 266-6016. The form of proxy must be received by Burstall Winger Zammit LLP not later than 11:00 a.m. (Calgary time) on Friday, October 3, 2014 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Maha Meeting. Failure to so deposit a form of proxy will result in its invalidation. Notwithstanding the foregoing, the chair of the Palliser Meeting has the discretion to accept proxies received after such deadline.

A Maha Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Maha Shareholder or by its attorney duly authorized in writing or, if the Maha Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of Maha at any time up to and including the last Business Day preceding the day of the Maha Meeting, or any adjournment of the Maha Meeting, at which the proxy is to be used, or with the chair of the Maha Meeting on the day of the Maha Meeting or any adjournment thereof, or in any other manner permitted by law.

Record Date

The Record Date for determination of Maha Shareholders entitled to receive notice of and to vote at the Maha Meeting is September 12, 2014. Only Maha Shareholders whose names have been entered in the register of Maha Shareholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the Maha Meeting. To the extent a Maha Shareholder transfers the ownership of any of its Maha Shares after the Record Date and the transferee of those Maha Shares establishes that it owns such Maha Shares and requests, at least ten (10) days before the Maha Meeting, to be included in the list of Maha Shareholders eligible to vote at the Maha Meeting, such transferee will be entitled to vote those Maha Shares at the Maha Meeting.

Signature of Proxy

The form of proxy accompanying this Information Circular must be executed by the Maha Shareholder or its attorney authorized in writing, or if the Maha Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following its signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Maha).

Voting of Proxies

The Maha Shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions of the Maha Shareholder on any ballot that may be called for, and if the Maha Shareholder specifies a choice with respect to any matter to be acted upon at the Maha Meeting, then the Maha Shares will be voted accordingly. In the absence of such instructions, the Maha Shares will be voted FOR the approval of the Maha Resolution as described in this Information Circular.

Exercise of Discretion of Proxy

The proxyholder has discretion under the accompanying form of proxy to consider matters to come before the Maha Meeting. At the date of this Information Circular, management of Maha knows of no amendments, variations or other matters to come before the Maha Meeting other than the matters referred to in the Notice of Annual and Special Meeting of Shareholders of Maha. Maha Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the form of proxy.

GENERAL MATTERS

Sponsorship

A Sponsorship exemption has been granted by the Exchange.

Other Material Facts

There are no material facts about Palliser, Maha or New Maha that are not disclosed in this Information Circular.

Board Approval

The Palliser Board and Maha Board have approved the delivery of this Information Circular.

The foregoing document constitutes full, true and plain disclosure of all material facts relating to the securities of Palliser Oil & Gas Corporation assuming completion of the Transactions.

(Signed) "Kevin J. Gibson"	(Signed) "Ivan J. Condic"
Kevin J. Gibson	Ivan J. Condic
Chief Executive Officer	Vice President Finance & Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) "Daryl S. Fridhandler"	(Signed) "Jeffrey C. Saponja"
Daryl S. Fridhandler	Jeffrey C. Saponja
Director	Director

The foregoing document as it relates to Maha Energy Inc. constitutes full, true and plain disclosure of all material facts relating to the securities of the Maha Energy Inc.

(Signed) "Jonas Lindvall"	(Signed) "Paul Snodgrass"
Jonas Lindvall	Paul Snodgrass
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) "Ron Panchuk"	(Signed) "Anders Ehrenblad"
Ron Panchuk	Anders Ehrenblad
Director	Director

A-1-1

APPENDIX A-1

PALLISER RESOLUTIONS

WHEREAS the directors of Palliser Oil & Gas Corporation (the "Corporation") have deemed it expedient and in the best interests of the Corporation to enter into a business combination transaction with Maha Energy Inc. ("Maha") structured as an amalgamation (the "Amalgamation") pursuant to an amalgamation agreement entered into between the Corporation and Maha dated with effect as of July 30, 2014 (the "Amalgamation Agreement"), whereby the Corporation will amalgamate with Maha, to form an amalgamated Alberta corporation (the "Resulting Issuer");

NOW THEREFORE BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

TRANSACTION

1.	The Amalgamation be and is hereby authorized and approved by the shareholders of the Corporation; and

2.

Any one director or officer of the Corporation be and is hereby authorized for and on behalf of the Corporation and in its name and under its corporate seal or otherwise to do all such further and other acts and things and execute or cause to be executed such further and other instruments, agreements, certificates, acknowledgments, guarantees, mortgages, share pledges, declarations, documents, undertakings, resolutions, powers of attorney and other writings which are, in the opinion of such officer or director, necessary or desirable to complete the Amalgamation, and to further amend any instruments or agreements previously executed or delivered on behalf of the Corporation, all to be in such form and on such terms as shall be approved, such approval to be conclusively evidenced by his/her execution thereto.

AMALGAMATION AGREEMENT

3.

The shareholders of the Corporation hereby authorize, approve, confirm and ratify the form of and the entering into by the Corporation of the Amalgamation Agreement on substantially the same terms and conditions as set forth in the draft Amalgamation Agreement presented to the shareholders of the Corporation.

4.

Any one director or officer of the Corporation be and is hereby authorized to execute and deliver the Amalgamation Agreement, subject to such amendments, additions or deletions as such director or officer may reasonably determine, for and on behalf of the Corporation and any one director or officer of the Corporation be and is hereby further authorized and directed for and on behalf of the Corporation and in its name and under its corporate seal or otherwise to do all such further and other acts and things and execute or cause to be executed such further and other instruments, agreements, certificates, acknowledgments, guarantees, mortgages, share pledges, declarations, documents, undertakings, resolutions, powers of attorney and other writings which are, in the opinion of such officer or director, necessary or desirable to complete the transactions contemplated by the Amalgamation Agreement, and to further amend any instruments or agreements previously executed or delivered on behalf of the Corporation, all to be in such form and on such terms as shall be approved, such approval to be conclusively evidenced by his/her execution thereon.

GENERAL

5.

Any one officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation and in its name and under the corporate seal or otherwise to execute all documents as may be necessary to give effect to the foregoing resolutions, including without limitation, the execution and delivery of the Amalgamation Agreement and all other agreements and documents to which the Corporation is a Party as may be contemplated by such resolutions, all to be in such form and on such terms as shall be approved, such approval to be conclusively evidenced by his/her execution thereof.

A-1-2

6.

Any one officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation and in its name and under its corporate seal or otherwise to do all such further and other acts and things and execute or cause to be executed such further and other instruments, agreements, certificates, acknowledgments, guarantees, declarations, documents, undertakings, resolutions, powers of attorney and other writings which are, in the opinion of such officer or director, necessary or desirable to complete the Amalgamation, and to further amend any instruments or agreements previously executed or delivered on behalf of the Corporation, all to be in such form and on such terms as shall be approved, such approval to be conclusively evidenced by his/her execution thereof.

7.	The directors of the Corporation may revoke this resolution before it is acted on without further approval of the shareholders.

A-2-1

APPENDIX A-2

MAHA RESOLUTION

WHEREAS the directors of Maha Energy Inc. (the "Corporation") have deemed it expedient and in the best interests of the Corporation to enter into a business combination transaction with Palliser Oil & Gas Corporation ("Palliser") structured as an amalgamation (the "Amalgamation") pursuant to an amalgamation agreement entered into between the Corporation and Palliser dated with effect as of July 30, 2014 (the "Amalgamation Agreement"), whereby the Corporation will amalgamate with Palliser, to form an amalgamated Alberta corporation (the

"Resulting Issuer");

NOW THEREFORE BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

TRANSACTION

1.	The Amalgamation be and is hereby authorized and approved by the shareholders of the Corporation; and

2.

Any one director or officer of the Corporation be and is hereby authorized for and on behalf of the Corporation and in its name and under its corporate seal or otherwise to do all such further and other acts and things and execute or cause to be executed such further and other instruments, agreements, certificates, acknowledgments, guarantees, mortgages, share pledges, declarations, documents, undertakings, resolutions, powers of attorney and other writings which are, in the opinion of such officer or director, necessary or desirable to complete the Amalgamation, and to further amend any instruments or agreements previously executed or delivered on behalf of the Corporation, all to be in such form and on such terms as shall be approved, such approval to be conclusively evidenced by his/her execution thereto.

AMALGAMATION AGREEMENT

3.

The shareholders of the Corporation hereby authorize, approve, confirm and ratify the form of and the entering into by the Corporation of the Amalgamation Agreement on substantially the same terms and conditions as set forth in the draft Amalgamation Agreement presented to the shareholders of the Corporation.

4.

Any one director or officer of the Corporation be and is hereby authorized to execute and deliver the Amalgamation Agreement, subject to such amendments, additions or deletions as such director or officer may reasonably determine, for and on behalf of the Corporation and any one director or officer of the Corporation be and is hereby further authorized and directed for and on behalf of the Corporation and in its name and under its corporate seal or otherwise to do all such further and other acts and things and execute or cause to be executed such further and other instruments, agreements, certificates, acknowledgments, guarantees, mortgages, share pledges, declarations, documents, undertakings, resolutions, powers of attorney and other writings which are, in the opinion of such officer or director, necessary or desirable to complete the transactions contemplated by the Amalgamation Agreement, and to further amend any instruments or agreements previously executed or delivered on behalf of the Corporation, all to be in such form and on such terms as shall be approved, such approval to be conclusively evidenced by his/her execution thereon.

GENERAL

5.

Any one officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation and in its name and under the corporate seal or otherwise to execute all documents as may be necessary to give effect to the foregoing resolutions, including without limitation, the execution and delivery of the Amalgamation Agreement and all other agreements and documents to which the Corporation is a Party as may be contemplated by such resolutions, all to be in such form and on such terms as shall be approved, such approval to be conclusively evidenced by his/her execution thereof.

A-2-2

6.

Any one officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation and in its name and under its corporate seal or otherwise to do all such further and other acts and things and execute or cause to be executed such further and other instruments, agreements, certificates, acknowledgments, guarantees, declarations, documents, undertakings, resolutions, powers of attorney and other writings which are, in the opinion of such officer or director, necessary or desirable to complete the Amalgamation, and to further amend any instruments or agreements previously executed or delivered on behalf of the Corporation, all to be in such form and on such terms as shall be approved, such approval to be conclusively evidenced by his/her execution thereof.

7.	The directors of the Corporation may revoke this resolution before it is acted on without further approval of the shareholders.

B-1

APPENDIX B

AMALGAMATION AGREEMENT

APPENDIX B

PALLISER OIL & GAS CORPORATION

- and -

MAHA ENERGY INC.

AMALGAMATION AGREEMENT
Dated with effect as of July 30, 2014

Article 1 DEFINITIONS AND INTERPRETATION		1
1.1	Definitions	1
1.2	Currency	13
1.3	Interpretation Not Affected By Headings	13
1.4	Number and Gender	13
1.5	Date for Any Action	14
1.6	Meanings	14
1.7	Knowledge	14
1.8	Attornment	14
1.9	Limitation	14
1.10	Schedules	14
Article 2 THE AMALGAMATION		15
2.1	General	15
2.2	Steps to be taken by Maha	15
2.3	Steps to be taken by Palliser	16
2.4	Implementation	17
2.5	Maha Board Recommendation	21
2.6	Palliser Board Recommendation	21
2.7	Maha Meeting	21
2.8	Palliser Meeting	22
2.9	Joint Circular	22
2.10	Maha Dissent Rights	23
2.11	Palliser Dissent Rights	23
2.12	Maha Support Agreements	23
2.13	Palliser Support Agreements	23
2.14	Securities Compliance	23
Article 3 PUBLICITY		24
3.1	Publicity	24
Article 4 CERTIFICATES		24
4.1	Certificates; Lost Certificates	24
Article 5 REPRESENTATIONS AND WARRANTIES OF MAHA		25
5.1	Organization and Qualification	25
5.2	Subsidiaries	25
5.3	Capitalization	25
5.4	Authority Relative to this Agreement	25
5.5	Severance and Employment Agreements	26

ii

5.6	Benefit Plans	26
5.7	Litigation, etc.	27
5.8	Financial Statements	27
5.9	No Undisclosed Liability	27
5.10	Absence of Changes	27
5.11	No Default	28
5.12	Conduct of Business	28
5.13	Permitted Encumbrances	28
5.14	Title to Oil and Gas Properties	29
5.15	Maha Resource Report	29
5.16	Compliance with Law	29
5.17	Labour Matters	29
5.18	Environmental Matters	29
5.19	Tax Matters	30
5.20	Contracts	30
5.21	Intellectual Property	31
5.22	Statutory Declaration	31
5.23	Insurance	31
5.24	Corporate Records	31
5.25	Brokerage and Finders' Fees	31
5.26	Non-Arm's Length Contracts	31
5.27	Guarantees	32
5.28	Government Approvals	32
5.29	Shareholders' Agreements, etc.	32
5.30	No Bankruptcy	32
5.31	Transfer Agent and Registrar	32
5.32	Required Approval	32
5.33	Use of Maha Financial Statements and Access to Auditors	32
5.34	Survival of Representations and Warranties	33
Article 6 REPRESENTATIONS AND WARRANTIES OF PALLISER		33
6.1	Organization and Qualification	33
6.2	Subsidiaries	33
6.3	Capitalization	33
6.4	Authority Relative to this Agreement	33
6.5	Severance and Employment Agreements	34
6.6	Benefit Plans	35
6.7	Litigation, etc.	35

iii

6.8	Financial Statements	35
6.9	No Undisclosed Liability	35
6.10	Absence of Changes	36
6.11	No Default	36
6.12	Conduct of Business	36
6.13	Permitted Encumbrances	36
6.14	Title to Oil and Gas Properties	37
6.15	Palliser Reserve Report	37
6.16	Compliance with Law	37
6.17	Labour Matters	37
6.18	Environmental Matters	38
6.19	Tax Matters	38
6.20	Contracts	38
6.21	Statutory Declaration	39
6.22	Insurance	39
6.23	Corporate Records	39
6.24	Brokerage and Finders' Fees	39
6.25	Non-Arm's Length Contracts	39
6.26	Guarantees	39
6.27	Government Approvals	39
6.28	Shareholders' Agreements	40
6.29	No Bankruptcy	40
6.30	Transfer Agent and Registrar	40
6.31	Public Disclosure	40
6.32	Securities Laws and Stock Exchanges	40
6.33	Required Approval	40
6.34	Palliser Net Debt	40
6.35	Palliser Employee Obligations	41
6.36	Transaction Costs	41
6.37	Palliser Derivative Contracts	41
6.38	Survival of Representations and Warranties	41
Article 7 COVENANTS AND AGREEMENTS		41
7.1	Mutual Covenants	41
7.2	Additional Covenants of Palliser	45
7.3	Additional Covenants of Maha	47
7.4	Covenants Regarding Non-Solicitation	48
7.5	Additional Agreements	51

iv

7.6	Palliser Damages	53
7.7	Maha Damages	53
7.8	Liquidated Damages	54
7.9	Closing Matters	55
Article 8 CONDITIONS		55
8.1	Mutual Conditions Precedent	55
8.2	Additional Conditions Precedent to the Obligations of Maha	56
8.3	Additional Conditions Precedent to the Obligations of Palliser	57
8.4	Merger of Conditions	58
Article 9 AMENDMENT AND TERMINATION		59
9.1	Amendment	59
9.2	Termination	59
9.3	Effect of Termination	60
Article 10 GENERAL		60
10.1	Investigation	60
10.2	Notices	60
10.3	Assets and Liabilities	62
10.4	Assignment	62
10.5	Binding Effect	62
10.6	Third Party Beneficiaries	62
10.7	Waiver and Modification	62
10.8	No Personal Liability	62
10.9	Further Assurances	63
10.10	Expenses	63
10.11	Entire Agreement	63
10.12	Time of Essence	63
10.13	Severability	63
10.14	Injunctive Relief	63
10.15	Execution	64

SCHEDULE "A"	MAHA AMALGAMATION RESOLUTION
SCHEDULE "B"	PALLISER AMALGAMATION RESOLUTION

THIS AMALGAMATION AGREEMENT dated with effect as of the 30th day of July, 2014.

BETWEEN:

PALLISER OIL & GAS CORPORATION, a corporation existing pursuant to the provisions of the Business Corporations Act (Alberta) (hereinafter referred to as "Palliser")

OF THE FIRST PART

- and -

MAHA ENERGY INC., a corporation existing pursuant to the provisions of the Business Corporations Act (Alberta) (hereinafter referred to as "Maha")

OF THE SECOND PART

WITNESSES THAT:

     WHEREAS Palliser and Maha wish to amalgamate pursuant to the ABCA and section 87 of the Tax Act;

     AND WHEREAS each of the Palliser Board of Directors and the Maha Board of Directors, respectively, have determined that the business combination contemplated by this Agreement is advisable and in the best interests of Palliser and Maha, respectively, and have approved the Transactions contemplated by this Agreement;

     AND WHEREAS, upon the Amalgamation becoming effective, Palliser and Maha shall continue as one corporation under the ABCA on the terms and conditions contained herein;

     NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

     In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	"ABCA" means the Business Corporation Act (Alberta);

(b)

"Acquisition Proposal" means, other than the Amalgamation, any inquiry or the making of any offer or proposal, whether or not in writing or subject to a due diligence or other condition, to Palliser, or any securityholder of Palliser (including any take-over bid initiated by advertisement or circular) from any Person or Persons acting "jointly or in concert" (where such phrase has the meaning ascribed thereto in Applicable Canadian Securities Laws) prior to the termination of this Agreement or consummation of the Amalgamation, as applicable, which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(i)

any direct or indirect sale, issuance or acquisition of shares or other equity interests in Palliser, that, taken together with the securities of Palliser held by the proposed acquirer, represents 20% or more of the voting securities or other equity interests in Palliser (or securities convertible into or exercisable for 20% or more of such securities or interests);

(ii)

any direct or indirect acquisition or purchase (or any lease, long term supply agreement or other arrangement having the same economic effect as an acquisition or purchase), of assets of Palliser that contribute 20% or more of the consolidated revenue of Palliser or constitute 20% or more of the consolidated assets of Palliser;

	(iii)	an amalgamation, arrangement, merger, business combination, consolidation, share exchange or other similar transaction involving Palliser;

	(iv)	a take over bid, issuer bid, tender offer, exchange offer, recapitalization, liquidation, dissolution, reorganization or other similar transaction involving Palliser; or

(v)

any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Amalgamation or which would or could reasonably be expected to materially reduce the benefits to the Parties under this Agreement or the Amalgamation;

(c)

except that for the purpose of the definition of "Superior Proposal", the references in the definition of "Acquisition Proposal" to: (A) "20% or more of the voting securities or other equity interests" shall be deemed to be references to "50% or more of the voting securities or other equity interests"; (B) "20% or more of such securities or interests" shall be deemed to be references to "50% or more of such securities or interests"; (C) "20% or more of the consolidated revenue" shall be deemed to be references to "50% or more of the consolidated revenue"; and (D) "20% or more of the consolidated assets" shall be deemed to be references to "50% or more of the consolidated assets";

(d)

"Agreement", "this Agreement", "herein", " hereto", and "hereof" and similar expressions refer to this Amalgamation Agreement, as the same may be amended or supplemented from time to time and, where applicable, to the Schedules annexed hereto;

(e)	"Amalgamation" means the amalgamation of Maha and Palliser pursuant to the provisions of the ABCA and this Agreement;

(f)

"Applicable Canadian Securities Laws" means, collectively, and as the context may require, the applicable securities Laws of each of the provinces and territories of Canada, and the rules, regulations, instruments, orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

(g)

"Appropriate Regulatory Approvals" means all of the rulings, consents, orders, exemptions, permits and other approvals, if any, of Governmental Entities and the TSXV required or necessary for the completion of the Transactions contemplated in this Agreement;

(h)	"Articles of Amalgamation" means the articles of amalgamation giving effect to the Amalgamation;

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(i)	"ASC" means the Alberta Securities Commission;

(j)	"Bank" means National Bank of Canada;

(k)

"Benefit Plan" means any employee benefit, health, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock compensation, stock purchase, severance or termination, retirement, salary continuation, vacation, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements relating to the employees or former employees of any Party or any of its Subsidiaries;

(l)	"Bond Issue" means the proposed offering of bonds by Maha with expected aggregate gross proceeds of approximately US$55,000,000;

(m)

"Business Day" means a day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, Sunday or a day observed as a holiday in Calgary, Alberta under the Laws of the Province of Alberta or the federal Laws of Canada applicable therein;

(n)	"Certificate of Amalgamation" means the certificate of amalgamation to be issued by the Registrar under section 185 of the ABCA giving effect to the Amalgamation;

(o)	"Closing" has the meaning set forth in Section 7.9;

(p)	"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook;

(q)	"Conditions Precedent" means the conditions precedent in Sections 8.1, 8.2 and 8.3 hereto;

(r)

"Confidentiality Agreements" means, together: (i) the confidentiality agreement dated April 9, 2014 between Palliser and Maha entered into in connection with the transactions contemplated herein; and (ii) the confidentiality agreement dated May 1, 2014 between Palliser and Maha entered into in connection with the transactions contemplated herein;

(s)

"Contract" means any note, mortgage, indenture, non-governmental permit or license, franchise, lease or other contract, agreement, commitment or arrangement binding upon a Party or any of its Subsidiaries;

(t)

"Documents of Title" mean, collectively, any and all certificates of title, leases, permits, licences, unit agreements, assignments, trust declarations, royalty agreements, operating agreements or procedures, participation agreements, farm-in and farm-out agreements, sale and purchase agreements, pooling agreements and other agreements by virtue of which a Party's title to and interests in its oil and gas assets are derived;

(u)	"Effective Date" means the date shown on the Certificate of Amalgamation;

(v)	"Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date;

(w)

"Employee Obligations" means any obligations or liabilities of Palliser to pay any amount to, or for the benefit of, its officers, directors, consultants or employees, in respect of the severance or termination of any such person upon the consummation of the transactions contemplated by this Agreement, including, in connection with any termination of employment or change of control of Palliser or any retention or bonus payments or plans implemented by Palliser, pursuant to any written agreements or resolutions of the Palliser Board of Directors (or any committee thereof), pension plans or other plans or otherwise in accordance with applicable Laws, but, for greater certainty, does not include (i) any obligation or liability of Palliser for salary, annual performance bonuses, vacation pay, benefits, parking, expense reimbursement or directors' fees in the ordinary course, including the payment of deferred share units of Palliser (in each case in amounts consistent with historic practices), and (ii) any amounts payable by Palliser to any director, officer, employee or consultant in connection with the surrender or cancellation of any Palliser Option;

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(x)

"Environmental Law" means any applicable federal, provincial, state, local or foreign law (including common law), statute, code, rule, regulation, ordinance, or other legal requirement, guidelines, criteria or standards relating to the protection of occupational health or safety or the environment, including natural resources and the protection thereof and other similar guidelines, criteria and standards of Governmental Entities including legislation concerning the use and storage of Hazardous Materials;

(y)

"Environmental Permits" means all permits, authorizations, consents and approvals required by Environmental Laws for the continued operation of the respective businesses of each Party and each of its Subsidiaries as currently conducted or as proposed to be conducted;

(z)

"Environmental Reports" means all environmental and health and safety assessments, audits and investigations relating to any Party or any of its Subsidiaries or any real property currently owned, operated, controlled, managed or leased by any Party or any of its Subsidiaries;

(aa)

"Equity Financing" means the proposed offering of Maha Common Shares by Maha at an issue price of not less than US$1.25 per Maha Common Share or such other issue price as is acceptable to Palliser, acting reasonably, with expected aggregate gross proceeds of approximately US$15,000,000;

(bb)	"Form 41-101F1" means Form 41-101F1 Information Required in a Prospectus of National Instrument 41-101 General Prospectus Requirements;

(cc)	"Form 44-101F1" means Form 44-101F1 Short Form Prospectus of National Instrument 44-101 Short Form Prospectus Distributions;

(dd)	"GAAP" means generally accepted accounting principles consistently applied in Canada, including IFRS as applicable;

(ee)

"Governmental Entity" means any government, parliament, legislature, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, court or other law, rule or regulation-making entity having jurisdiction or exercising executive, legislative, judicial, regulatory or administrative powers on behalf of any federation or nation, or any province, territory, state or other subdivision thereof or any municipality, district or other subdivision thereof, including, for greater certainty and without limitation, any Securities Authorities;

(ff)	"Governmental Order" means any order, writ, ruling, judgment, injunction, decree, stipulation, determination, award, directive or citation entered by or with any Governmental Entity;

(gg)

"Hazardous Materials" means any chemicals, materials, substances or wastes in any amount or concentration which are defined as or included in the definition of "hazardous substances," "hazardous materials," "hazardous wastes," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "pollutants," "regulated substances" or "contaminants" or words of similar import, under any Environmental Law, including petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, lead or lead-containing materials and polychlorinated biphenyls;

5

(hh)

"Holder" when used with reference to the Resulting Issuer, Palliser or Maha, means a holder of any class of outstanding or issued securities of the Resulting Issuer, Palliser or Maha, as applicable, shown from time to time in the register maintained by or on behalf of the Resulting Issuer, Palliser or Maha, as applicable, in respect of such securities;

(ii)	"Identified Palliser Employees" means the Palliser employees identified in writing by Maha and listed in the Maha Disclosure Letter;

(jj)	"IFRS" means international financial reporting standards;

(kk)	"Indebtedness" of any Person at any time means obligations of such Person or any of its Subsidiaries (without duplication) to pay (in whole or in part) any of the following amounts at such time:

(i)

liabilities which, in accordance with GAAP, would be classified upon the consolidated balance sheet of that Person prepared as at such time as indebtedness for borrowed money, including, without duplication, bank indebtedness, long-term debt, capital lease obligations and indebtedness to affiliates and other financial indebtedness, including convertible debentures and other like debt instruments which, in accordance with GAAP, would be included in the shareholders, unitholders or partners equity on the balance sheet of such Person;

(ii) amounts payable, actual or contingent, primary, secondary or by way of guarantee, matured or unmatured, under, by reason of or otherwise in respect of, any bankers' acceptance;

(iii)

amounts payable, actual or contingent, primary, secondary or by way of guarantee, matured or unmatured, under, by reason of or otherwise in respect of any sale of promissory notes, sale of accounts, factoring, securitization or discounting arrangement to the extent recourse to such Person or any Subsidiary of it exists to recover such amounts payable;

(iv)

amounts payable, actual or contingent, primary, secondary or by way of guarantee, matured or unmatured, under, by reason of or otherwise in respect of, any (i) standby credit, bank guarantee or performance bond issued to secure obligations that do not constitute trade obligations incurred in the ordinary course of conducting day-to-day business, (ii) sale/lease-back transaction or (iii) so-called "synthetic lease" transaction;

(v) any amount payable under any direct or indirect guarantee of any amount of the nature described in any of paragraphs (i) to (iv) above.

Notwithstanding the foregoing, "Indebtedness" shall specifically exclude:

(vi) reserves for deferred taxes or general contingencies;

6

	(vii)	current trade payables which are payable on customary or usual trade terms;

	(viii)	current expenses (other than interest expense) accrued in the ordinary course of business, for any current fiscal period;

	(ix)	customer advance payments and deposits received in the ordinary course of business;

	(x)	the mark to market value of any financial derivatives; and

	(xi)	non-current decommissioning liabilities;

(ll)

"Intellectual Property" means all (i) trademarks, service marks, trade names and other indications of origin including all goodwill associated with all of the foregoing, and all applications, registrations and renewals in connection with all of the foregoing, in any jurisdiction; (ii) inventions, discoveries and ideas (whether patentable or unpatentable and whether or not reduced to practice), and all patents and applications for patents; (iii) trade secrets, know-how, confidential information, and other proprietary rights and information; (iv) copyrights and works of authorship, whether copyrightable or not, and all applications, registrations and renewals in connection therewith, in any jurisdiction; (v) Internet domain names; (vi) computer technology, equipment, devices, systems, hardware, software and databases; and (vii) other similar intellectual property or proprietary rights;

(mm)

"Joint Circular" means the joint notice of meeting and information circular and proxy statement of Palliser and Maha, and all related materials at the time required to be mailed to the Maha Shareholders and the Palliser Shareholders, respectively, in connection with the Maha Meeting and the Palliser Meeting, respectively, and all amendments or supplements thereto, if any;

(nn)

"Laws" means all statutes, codes, ordinances, regulations, statutory rules, published policies, published guidelines and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term "applicable" with respect to such Laws, and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities (all references herein to a specific statute being deemed to include all applicable rules, regulations, rulings, orders and forms made or promulgated under such statute and the published policies and published guidelines of the Governmental Entities administering such statute) and shall include the published rules and policies of the TSXV;

(oo)

"Lien" means (i) any right of set-off intended to secure the payment or performance of an obligation, (ii) any interest in property created by way of mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, hire purchase agreement, conditional sale agreement, deposit arrangement, title retention, capital lease or discount, factoring or securitization arrangement on recourse terms, (iii) any statutory deemed trust or lien, (iv) any preference, priority, adverse claim, levy, execution, seizure, attachment, garnishment or other encumbrance which binds property, and (v) any agreement to grant any of the rights or interests described in clauses (i) to (iv) of this definition;

(pp)	"Maha Assets" means the property and assets of Maha of every kind and description wheresoever situated;

7

(qq)

"Maha Amalgamation Resolution" means the special resolution to be considered by the Maha Shareholders at the Maha Meeting with respect to the Amalgamation (a copy of which is attached hereto as Schedule "A");

(rr)	"Maha Board of Directors" means the board of directors of Maha;

(ss)	"Maha Common Shares" means the common shares in the capital of Maha;

(tt)	"Maha Disclosure Letter" means the letter of Maha to Palliser dated the date hereof which sets forth certain information to qualify the representations and warranties of Maha herein;

(uu)	"Maha Dissent Right" means the right of dissent of a Maha Shareholder in connection with the Maha Amalgamation Resolution (pursuant to and in the manner set forth in Section 191 of the ABCA);

(vv)	"Maha Dissenting Shareholder" means a Maha Shareholder, who in connection with the Maha Amalgamation Resolution, exercises its Maha Dissent Right;

(ww)

"Maha Engineering Information" means the oil and gas reserves of Maha, information pertaining to Maha's oil and gas activities and other engineering information of Maha required to be included in the Joint Circular in accordance with National Instrument 41-101 and National Instrument 51-101, if any;

(xx)

"Maha Financial Statements" means, collectively, the audited consolidated financial statements of Maha as at and for the year ended December 31, 2013, together with the notes thereto and the auditors' report thereon and the interim, reviewed unaudited consolidated financial statements of Maha for the three month period ended March 31, 2014, together with the notes thereto;

(yy)	"Maha Information" has the meaning ascribed to that term in subsection 7.2(a);

(zz)	"Maha Meeting" means the annual and special meeting of Maha Shareholders to be held to consider, among other things, the Maha Amalgamation Resolution;

(aaa)	"Maha Officers" means, collectively, Jonas Lindvall, Paul Snodgrass, Dan Thompson and Ron Panchuk;

(bbb)	"Maha Options" means the options to acquire Maha Common Shares issued pursuant to the Maha Stock Option Plan;

(ccc)	"Maha Resource Report" means the independent report of RPS Knowledge Reservoir dated July 3, 2014 providing estimates of original oil in place for the Lak Ranch Heavy Oil Field as at July 3, 2014;

(ddd)	"Maha Securities" means the Maha Common Shares, the Maha Options and the Maha Warrants;

(eee)	"Maha Shareholders" means, at any time, the holders of Maha Common Shares at that time;

(fff)	"Maha Stock Option Plan" means the stock option plan of Maha;

(ggg)	"Maha Support Agreements" has the meaning ascribed to it in Section 2.12;

8

(hhh)	"Maha U.S." means Maha Energy (U.S.) Inc., a corporation existing pursuant to the laws of the State of Wyoming;

(iii)	"Maha Warrants" means the share purchase warrants of Maha, whereby each whole warrant entitles the holder thereof to purchase one Maha Common Share at a price of US$0.45 per Maha Common Share;

(jjj)

"Material Adverse Change" or "Material Adverse Effect" means, with respect to either Party, any fact or state of facts, circumstance, change, effect, occurrence or event that individually or in the aggregate is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), business, operations, properties, licenses, affairs, assets, liabilities (contingent or otherwise), capitalization, results of operations, cash flows or prospects of such Party (taken as a whole), or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by this agreement, other than any fact, state of facts, circumstance, change, effect, occurrence or event relating to or resulting from:

(i)

conditions affecting the oil and gas industry generally in jurisdictions in which such Party carries on business, including, without limitation, changes in commodity prices, royalties, applicable Laws or taxes;

	(ii)	general economic or financial conditions, currency exchange rates, or securities or commodity prices in Canada or the United States;

	(iii)	any matter which has been publicly disclosed prior to the date hereof or that is set forth in any of the Palliser Disclosure Letter or the Maha Disclosure Letter;

	(iv)	any changes or effects arising from matters permitted or contemplated by this Agreement or as a result of the announcement thereof; or

(v)

with respect to Palliser, a change in the market trading price or trading volume of the Palliser Common Shares either as a result of a change, effect, event or occurrence excluded from the definition of Material Adverse Effect under clauses (i), (ii), (iii) or (iv) hereof;

(kkk)

provided, however, that the change or effect referred to in clause (i) or (ii) above does not primarily relate only to (or have the effect of primarily relating only to) a Party and its Subsidiaries, if any (taken as a whole), or disproportionately affects a Party and its Subsidiaries, if any (taken as a whole), compared to other entities of similar size operating in the oil and gas exploration, exploitation, development and production industry, in which case the relevant exclusion from this definition of Material Adverse Change or Material Adverse Effect referred to above shall not be applicable;

(lll)

"Material Contracts" means all Contracts or other obligations or rights (and all amendments, modifications and supplements thereto and all side letters to which any Party or any of its Subsidiaries is a party affecting the obligations of any party thereunder) to which Maha or Palliser is a party or by which any of their respective properties or assets are bound that are material to the business, properties or assets of Maha or Palliser or any Subsidiary taken as a whole, including to the extent any of the following are material to the business, properties or assets of a Party or any of its Subsidiaries, taken as a whole, all: (i) employment, severance, personal services, consulting, non-competition or indemnification Contracts (including any Contract to which a Party or any of its Subsidiaries is a party involving employees); (ii) Contracts granting a right of first refusal or first negotiation; (iii) partnership or joint venture agreements; (iv) Contracts for the acquisition, sale or lease of material properties or assets of a Party or any of its Subsidiaries (by purchase or sale of assets or stock or otherwise); (v) Contracts with any Governmental Entity; (vi) loan or credit agreements, mortgages, indentures or other Contracts or instruments evidencing indebtedness for borrowed money by a Party or any of its Subsidiaries or any such agreement pursuant to which indebtedness for borrowed money may be incurred; (vii) Contracts that purport to limit, curtail or restrict the ability of Maha to compete in any geographic area or line of business; (viii) commitments and agreements to enter into any of the foregoing; and (ix) all contracts that provide for annual payments to or from Maha or Palliser or any Subsidiary thereof in excess of $100,000 per annum;

9

(mmm)	"material fact" has the meaning ascribed thereto in the Securities Act;

(nnn)	"misrepresentation" has the meaning ascribed thereto in the Securities Act;

(ooo)	"National Instrument 41-101" means National Instrument 41-101 General Prospectus Requirements;

(ppp)	"National Instrument 45-106" means National Instrument 45-106 Prospectus and Registration Exemptions;

(qqq)	"National Instrument 51-101" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

(rrr)	"National Instrument 51-102" means National Instrument 51-102 Continuous Disclosure Obligations;

(sss)

"Net Debt" means the aggregate of bank debt plus current liabilities (determined in accordance with GAAP but specifically excluding Employee Obligations and Transaction Costs) minus current assets (all as determined in accordance with GAAP);

(ttt)	"notice" has the meaning set forth in Section 10.2;

(uuu)	"Outside Date" means October 31, 2014;

(vvv)

"Palliser Amalgamation Resolution" means the special resolution to be considered by the Palliser Shareholders at the Palliser Meeting with respect to the Amalgamation (a copy of which is attached hereto as Schedule "B");

(www)	"Palliser Assets" means the property and assets of Palliser of every kind and description and wheresoever situated;

(xxx)	"Palliser Board of Directors" means the board of directors of Palliser;

(yyy)	"Palliser Common Shares" means the common shares in the capital of Palliser;

(zzz)

"Palliser Credit Facility" means, together, (i) Palliser's revolving, operating demand bank credit facility effective as of December 31, 2012 with an authorized amount of $41,913,000; and (ii) Palliser's acquisition/development demand loan effective as of May 16, 2013 with an authorized amount of $1,370,000, as amended by the parties to the Palliser Credit Facility on June 18, 2013 and October 29, 2013;

10

(aaaa)	"Palliser Disclosure Letter" means a letter of Palliser to Maha dated the date hereof which sets forth certain information to qualify the representations and warranties of Palliser herein;

(bbbb)	"Palliser Dissent Right" means the right of dissent of a Palliser Shareholder in connection with the Palliser Amalgamation Resolution (pursuant to and in the manner set forth in Section 191 the ABCA);

(cccc)	"Palliser Dissenting Shareholder" means a Palliser Shareholder who in connection with the Palliser Amalgamation Resolution, exercises its Palliser Dissent Right;

(dddd)	"Palliser Information" has the meaning ascribed to that term in subsection 7.3(b);

(eeee)	"Palliser Meeting" means the annual and special meeting of Palliser Shareholders to be held consider, among other things, the Palliser Amalgamation Resolution;

(ffff)	"Palliser Officers" means Kevin Gibson, Ivan J. Condic, Robert Padget and Glenn Taylor;

(gggg)	"Palliser Options" means options to acquire Palliser Common Shares pursuant to the Palliser Stock Option Plan;

(hhhh)	"Palliser Performance Units" means the performance units granted pursuant to the Palliser Share Unit Plan;

(iiii)	"Palliser Public Disclosure" has the meaning specified in Section 6.31;

(jjjj)	"Palliser Reserve Report" means the independent reserve report of Sproule dated February 2014 evaluating the crude oil, natural gas liquids and natural gas reserves of Palliser as December 31, 2013;

(kkkk)	"Palliser Share Unit Plan" means the Share Unit Plan of Palliser dated effective April 26, 2013;

(llll)	"Palliser Restricted Units" means the restricted units granted pursuant to the Palliser Share Unit Plan;

(mmmm)	"Palliser Share Units" means the Palliser Performance Units and the Palliser Restricted Units;

(nnnn)	"Palliser Securities" means the Palliser Common Shares, the Palliser Options and the Palliser Share Units;

(oooo)	"Palliser Shareholders" means, at any time, the holders of Palliser Common Shares at that time;

(pppp)	"Palliser Stock Option Plan" means the stock option plan of Palliser;

(qqqq)	"Palliser Support Agreements" has the meaning ascribed to it in Section 2.13;

(rrrr)	"Parties" means, together, Palliser and Maha and "Party" means either of them;

11

(ssss)

"Permits" means in respect of a Party, all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of the respective businesses of the Party or any of its Subsidiaries;

(tttt)

"Permitted Encumbrances" means encumbrances ordinarily considered to be "permitted encumbrances" in connection with oil and gas transactions in Western Canada, but not including any gross overriding royalties or rights of conversion which, in the case of Palliser, are not taken into account in the Palliser Reserves Report, and including those related to bank financing;

(uuuu)

"Person" means and includes an individual, firm, sole proprietorship, partnership, joint venture, venture capital or hedge fund, association, unincorporated association, unincorporated syndicate, unincorporated organization, estate, trust, body corporate (including a limited liability company and an unlimited liability company), a trustee, executor, administrator or other legal representative, Governmental Entity, syndicate or other entity, whether or not having legal status;

(vvvv)	"Personal Information" means personally identifiable information about individuals;

(wwww)	"Pro Forma Financial Statements" means the pro forma financial statements of the Resulting Issuer that are required to be inserted in the Joint Circular pursuant to National Instrument 41-101;

(xxxx)	"Registrar" means the Registrar of Corporations of Alberta or similar Governmental Entity;

(yyyy)

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that permits a transaction to be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any applicable Governmental Entity;

(zzzz)	"Representatives" has the meaning set forth in subsection 7.5(a);

(aaaaa)	"Resulting Issuer" means the corporation that will result from the Amalgamation;

(bbbbb)	"Resulting Issuer Common Shares" means the common shares in the capital of the Resulting Issuer;

(ccccc)	"Resulting Issuer Options" means options to acquire Resulting Issuer Common Shares pursuant to the Resulting Issuer Stock Option Plan;

(ddddd)	"Resulting Issuer Securities" means the Resulting Issuer Common Shares and the Resulting Issuer Options;

(eeeee)	"Resulting Issuer Stock Option Plan" means the stock option plan for the Resulting Issuer following Closing;

(fffff)	"Securities Act" means the Securities Act (Alberta), as amended and the rules, regulations, published policies and instruments promulgated thereunder;

(ggggg)

"Securities Authorities" means the TSXV and any applicable securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and, if applicable, in the United States and each of the states thereof;

12

(hhhhh)	"Sproule" means Sproule Unconventional Limited, independent reserve engineers, of Calgary, Alberta;

(iiiii)

"Subsidiary" means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;

(jjjjj)	"Superior Proposal" means an unsolicited written bona fide Acquisition Proposal made after the date hereof from a Person (other than Maha):

(i)

that in the case of subsection 7.4(b)(vi)(A) funds or other consideration necessary for the Acquisition Proposal are or are likely to be available, and in the case of subsection 7.4(b)(vii) and 7.4(d) funds or other consideration necessary for the Acquisition Proposal are available, in each case as demonstrated to the satisfaction of the Palliser Board of Directors or the Maha Board of Directors, as applicable, acting in good faith;

(ii) that is capable of being completed without undue delay, taking into account all financial, legal regulatory and other aspects of such proposal and the Person making such proposal;

(iii) that did not result from or involve a breach of Section 7.4; and

(iv)

in respect of which the Palliser Board of Directors determined in good faith (after the receipt of advice from their legal counsel with respect to (A) and their financial advisors with respect to (B)) that: (A) as reflected in the minutes of the Palliser Board of Directors, in the case of subsection 7.4(b)(vi)(A) failure to take such action would be inconsistent with its fiduciary duties, and in the case of subsections 7.4(b)(vii) and 7.4(d) failure to recommend such Acquisition Proposal to Palliser Shareholders would be inconsistent with its fiduciary duties, and (B) such Acquisition Proposal, taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non completion), would result in a transaction more favourable to Palliser Shareholders from a financial point of view than the transactions contemplated by this Agreement (including in each case after taking into account any modifications to this Agreement proposed by the Parties as contemplated by subsection 7.4(d));

(kkkkk)	"Swaps" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, hedge, commodity option, equity or equity index swap, equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

(lllll)	"Tax Act" means the Income Tax Act (Canada) and regulations thereunder, as amended;

(mmmmm)

"Taxes" means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, licence taxes, withholding taxes (including source withholdings in respect of income taxes, Canada Pension Plan and employment insurance premiums), payroll taxes, employment taxes, pension plan premiums, excise, severance, social security premiums, workers’ compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

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(nnnnn)	"Tax Returns" means all returns, declarations, reports, information returns, elections and statements filed or required to be filed with any taxing authority relating to Taxes;

(ooooo)	"Termination Time" means the time that this Agreement is terminated in accordance with its terms;

(ppppp)	"Transaction Costs" means costs and expenses in connection with the Transactions, including this Agreement, including, without limitation, legal, accounting and auditing fees, regulatory and exchange fees, meeting and mailing costs and any fees or commissions of brokers, finders or other third parties employed in connection with the Transactions, including this Agreement;

(qqqqq)	"Transactions" means the transactions contemplated by, or in relation to, this Agreement including the Amalgamation;

(rrrrr)	"Transfer Agent" means Computershare Trust Company of Canada; and

(sssss)	"TSXV" means the TSX Venture Exchange.

1.2	Currency

     All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3	Interpretation Not Affected By Headings

     The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to sections and articles refer to sections and articles of this Agreement unless otherwise stated. Unless the context otherwise requires, the terms used herein beginning with initial capitals shall have the respective meanings specified or referred to herein or in the Schedules hereto, as the case may be, and all grammatical variations of such terms shall have corresponding meanings.

1.4	Number and Gender

     Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

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1.5	Date for Any Action

     In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Meanings

     Words and phrases used herein and defined in the ABCA shall have the same meaning herein as in the ABCA, unless otherwise defined herein or the context otherwise requires. Unless otherwise specifically indicated or the context otherwise requires, "include", "includes" and "including" shall be deemed to be followed by the words "without limitation".

1.7	Knowledge

     Where any matter is stated to be "to the knowledge" or "to the best of the knowledge" of Maha or words to like effect in this Agreement, such shall mean the actual knowledge of the Maha Officers after reasonable inquiry.

     Where any matter is stated to be "to the knowledge" or "to the best of the knowledge" of Palliser or words to like effect in this Agreement, such shall mean the actual knowledge of the Palliser Officers after reasonable inquiry.

1.8	Attornment

     The parties hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the courts of the Province of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either Party in such applicable courts, as the case may be. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such applicable courts, as the case may be, that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

1.9	Limitation

     Any statement or undertaking of an obligation herein to the effect that a Person "shall not directly or indirectly do or permit" any action, event or outcome to occur shall be deemed to be qualified and limited to the extent that any such action, event or outcome is within such Person's control or can be achieved with reasonable effort and expense.

1.10	Schedules

     The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule "A"	-	Maha Amalgamation Resolution

Schedule "B"	-	Palliser Amalgamation Resolution

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ARTICLE 2
THE AMALGAMATION

2.1	General

     Subject to the terms and conditions of this Agreement, each of the Parties hereto agrees to use its reasonable commercial efforts prior to the Effective Date to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to complete the Amalgamation contemplated by this Agreement.

2.2	Steps to be taken by Maha

(a)	Maha covenants in favour of Palliser that Maha shall:

(i)

assist Palliser in the preparation of the Joint Circular and provide to Palliser, in a timely and expeditious manner, all information as may be required by applicable Laws with respect to Maha for inclusion in the Joint Circular, specifically in conformity with Form 41-101F1 and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

	(ii)	provide Palliser with the Maha Engineering Information and the Maha Financial Statements for inclusion in the Joint Circular;

(iii)

assist Palliser in ensuring that the Joint Circular provides Palliser Shareholders with information in sufficient detail to permit them to form a reasonable judgment concerning the matters before them at the Palliser Meeting;

	(iv)	assist Palliser with the preparation of the Pro Forma Financial Statements;

	(v)	to lawfully convene and hold the Maha Meeting for the purpose of considering the Maha Amalgamation Resolution as soon as reasonably practicable and in the event, on or before the Outside Date;

(vi)

except to the extent required by applicable Law, a Government Entity having jurisdiction or as specifically contemplated herein, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the Maha Meeting without the prior written consent of Palliser; and

	(vii)	provide notice of the meeting to Palliser and will permit Palliser to attend the Maha Meeting.

(b)

Subject to: (i) obtaining the approval of the Palliser Shareholders to the Palliser Amalgamation Resolution at the Palliser Meeting; and (b) obtaining the approval of the Maha Shareholders to the Maha Amalgamation Resolution at the Maha Meeting, Maha agrees that it shall use reasonable commercial efforts to co-operate and participate with Palliser to file with the Registrar the Articles of Amalgamation to be made effective at 12:01 a.m. Alberta time on the Effective Date, and obtain a Certificate of Amalgamation in that regard.

(c)

In the event that there is a failure to obtain, or if Maha reasonably anticipates that there will be a failure to obtain, a consent, order or other approval of a Governmental Entity required in connection with the approval of the Amalgamation, then Maha shall, upon the request of Palliser, use its reasonable commercial efforts to assist Palliser to successfully implement and complete any alternative transaction structure that does not have negative financial consequences for either Party. In the event that the transaction structure is modified as a result of any event contemplated pursuant to this subsection 2.2(c) or otherwise, the relevant provisions of this Agreement shall forthwith be deemed modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to reflect the revised transaction structure and the Parties hereto shall, upon the reasonable request of any Party hereto, execute and deliver an agreement in writing giving effect to and evidencing such amendments as may be reasonably required as a result of such modifications.

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2.3	Steps to be taken by Palliser

(a)	Palliser covenants in favour of Maha that Palliser shall:

(i)

assist Maha in the preparation of the Joint Circular and provide to Maha, in a timely and expeditious manner, all information as may be required by applicable Laws with respect to Palliser for inclusion in the Joint Circular in conformity with Form 44-101F1 and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

	(ii)	provide Maha with the Palliser Financial Statements for inclusion in the Joint Circular;

(iii)

assist Maha in ensuring that the Joint Circular provides Maha Shareholders with information in sufficient detail to permit them to form a reasonable judgment concerning the matters before them at the Maha Meeting;

	(iv)	with the assistance of Maha, prepare the Pro Forma Financial Statements;

	(v)	to lawfully convene and hold the Palliser Meeting for the purpose of considering the Palliser Amalgamation Resolution as soon as reasonably practicable and in the event, on or before the Outside Date;

(vi)

except to the extent required by applicable Law, a Government Entity having jurisdiction or as specifically contemplated herein, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the Palliser Meeting without the prior written consent of Maha; and

	(vii)	provide notice of the meeting to Maha and will permit Maha to attend the Palliser Meeting.

(b)

Subject to: (i) obtaining the approval of the Palliser Shareholders to the Palliser Amalgamation Resolution at the Palliser Meeting; and (b) obtaining the approval of the Maha Shareholders to the Maha Amalgamation Resolution at the Maha Meeting, Palliser agrees that it shall, with the co-operation and participation of Maha, use reasonable commercial efforts to file with the Registrar the Articles of Amalgamation to be made effective at 12:01 a.m. Alberta time on the Effective Date, and obtain a Certificate of Amalgamation in that regard.

(c)

In the event that there is a failure to obtain, or if Palliser reasonably anticipates that there will be a failure to obtain, a consent, order or other approval of a Governmental Entity required in connection with the approval of the Amalgamation, then Palliser shall, upon the request of Maha, use its reasonable commercial efforts to assist Maha to successfully implement and complete any alternative transaction structure that does not have negative financial consequences for either Party. In the event that the transaction structure is modified as a result of any event contemplated pursuant to this subsection 2.3(c) or otherwise, the relevant provisions of this Agreement shall forthwith be deemed modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to reflect the revised transaction structure and the Parties hereto shall, upon the reasonable request of any Party hereto, execute and deliver an agreement in writing giving effect to and evidencing such amendments as may be reasonably required as a result of such modifications.

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(d)

Palliser covenants in favour of Maha that Palliser shall as promptly as practicable after execution of this Agreement, with the assistance of Maha, prepare the Joint Circular and Palliser shall submit the initial draft of the Joint Circular to the TSXV for review as soon as reasonably possible.

(e)

On the Effective Date and subject to the satisfaction or waiver of the conditions herein contained in favour of Palliser, Palliser shall provide to the Transfer Agent an irrevocable direction to issue the maximum number of Resulting Issuer Common Shares issuable pursuant to the Amalgamation so as to permit the Transfer Agent to issue the Resulting Issuer Common Shares to Palliser Shareholders and Maha Shareholders as contemplated herein.

2.4	Implementation

(a)	Amalgamation. Maha and Palliser agree to amalgamate pursuant to the provisions of section 181 of the ABCA and to continue as one corporation on the terms and subject to the conditions set out herein.

(b)	Name. The name of the Resulting Issuer shall be "Maha Energy Inc."

(c)

Registered Office. The municipality where the registered office of the Resulting Issuer shall be located is Calgary. The address of the registered office of the Resulting Issuer shall be 1600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1.

(d)

Authorized Capital. The Resulting Issuer shall be authorized to issue an unlimited number of: (i) common shares; (ii) first preferred shares, issuable in series; and (iii) second preferred shares, issuable in series.

(e)	Restriction on Transfer: There shall be no restrictions on the transfer of the Resulting Issuer Common Shares.

(f)	Number of Directors. The minimum number of directors of the Resulting Issuer shall be one (1) and the maximum number of directors of the Resulting Issuer shall be fifteen (15).

(g)	First Directors. The number of first directors of the Resulting Issuer shall be six (6). The first directors of the Resulting Issuer shall be the persons whose names and addresses are set forth below:

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Name	Address

Ronald Panchuk	3917 – 15A Street SW
Calgary, AB T2T 4C8

Jonas Lindvall	128 Heritage Isle
DeWinton, AB T0L 0X0

Anders Ehrenblad	Karlavagen 27A
11431 Stockholm Sweden

Jeffrey Saponja	300, 1202 – 1st Street SW
Calgary, AB T2R 0V4

Wayne Thompson	Suite 1007, 330 – 26 Avenue SW
Calgary, AB T2S 2T3

(h)

Effect of Certificate of Amalgamation. On the Effective Date, the Amalgamation of Maha and Palliser and their continuance as one corporation shall become effective; the property of each of Maha and Palliser shall continue to be the property of the Resulting Issuer; the Resulting Issuer shall continue to be liable for the obligations of each of Maha and Palliser; any existing cause of action, claim or liability to prosecution shall be unaffected; any civil, criminal or administrative action or proceeding pending by or against either Maha or Palliser may be continued to be prosecuted by or against the Resulting Issuer; a conviction against, or filing, order or judgment in favour of or against, either Maha or Palliser may be enforced by or against the Resulting Issuer; and the Articles of Amalgamation shall be deemed to be the same as the Articles of Amalgamation of Palliser and the Certificate of Amalgamation shall be deemed to be the same as the Certificate of Amalgamation for Palliser.

(i)

First Auditors. The first auditors of the Resulting Issuer shall be Deloitte LLP. The first auditors of the Resulting Issuer shall hold office until the first annual meeting of the Resulting Issuer following the Amalgamation or until their successors are elected or appointed.

(j)	Restrictions on Business. There shall be no restrictions on the business that the Resulting Issuer may carry on.

(k)	By-laws. The by-laws of the Resulting Issuer, until repealed, amended or altered, shall be the same as the existing by-laws of Palliser.

(l)	Option Plan. The Palliser Option Plan shall become the Resulting Issuer Option Plan.

(m)	General Effects of the Amalgamation. At the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(i)

Palliser and Maha shall amalgamate to form the Resulting Issuer and shall continue as one company under the ABCA in the manner set out in this Section 2.4 and with the effect set out in Section 182 of the ABCA;

(ii) immediately upon the amalgamation of Palliser and Maha to form the Resulting Issuer as set forth in subsection 2.4(m)(i):

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(A)

each one (1) Maha Common Share issued and outstanding immediately before the Effective Time shall be exchanged for one (1) Resulting Issuer Common Shares and the Maha Common Shares shall be deemed to have been cancelled as of the Effective Date;

(B)

each Palliser Common Shares outstanding immediately before the Effective Time shall be exchanged for 0.1393 of a Resulting Issuer Common Share and the Palliser Common Shares shall be deemed to have been cancelled as of the Effective Date;

	(C)	each one (1) Maha Option outstanding immediately before the Effective Time shall be exchanged for one (1) Resulting Issuer Option with the same terms and conditions as the Maha Options;

	(D)	each one (1) Palliser Option outstanding immediately before the Effective Time shall be exchanged for Resulting Issuer Options in accordance with the Palliser Option Plan;

	(E)	all outstanding Maha Warrants will be treated in accordance with their terms; and

	(F)	all outstanding Palliser Share Units will vest and convert into Resulting Issuer Common Shares in accordance with the Palliser Share Unit Plan.

(iii)	with respect to each Maha Common Share and Maha Option exchanged in accordance with subsection 2.4(m)(ii):

(A)

the Holders thereof shall cease to be the Holders of such Maha Common Shares or Maha Options, as the case may be, and the name of such Holder shall be removed from the applicable register of Holders of such Maha Securities, as the case may be;

	(B)	the Maha Securities shall be deemed to have been cancelled as of the Effective Date; and

(C)

the Holders thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange or transfer such securities in accordance with Section 2.4;

(iv)

no fractional Resulting Issuer Common Shares or Resulting Issuer Options shall be issued to Holders; in lieu of any fractional entitlement, the number of Resulting Issuer Securities issued to each former Holder shall be rounded up to the next greater whole number of Resulting Issuer Securities if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Resulting Issuer Securities if the fractional entitlement is less than 0.5 and, in calculating such fractional interests, all Securities registered in the name of or beneficially held by such Holder shall be aggregated; and

(v)

the Resulting Issuer shall add to the stated capital account maintained in respect of the Resulting Issuer Common Shares an amount equal to the aggregate paid-up capital for purposes of the Tax Act of the Maha Common Shares immediately before the Effective Time plus the aggregate paid-up capital for purposes of the Tax Act of the Palliser Common Shares immediately before the Effective Time.

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(n)	Share Certificates. On the Effective Date:

(i)

subject to subsection 2.4(k), the registered Maha Shareholders shall be deemed to be the registered holders of the Resulting Issuer Common Shares to which they are entitled pursuant to the aforementioned exchange and calculated in accordance with the provisions hereof and the holders of such Maha Common Shares, subject to subsection 2.4(o), shall be entitled to receive share certificates representing the number of Resulting Issuer Common Shares to which they are so entitled pursuant to the aforementioned exchange; and

(ii)

subject to subsection 2.4(k), the registered Palliser Shareholders shall be deemed to be the registered holders of the Resulting Issuer Common Shares to which they are entitled pursuant to the aforementioned exchange and calculated in accordance with the provisions hereof and the holders of share certificates representing such Palliser Common Shares, subject to subsection 2.4(p), shall be entitled to receive share certificates representing the number of Resulting Issuer Common Shares to which they are so entitled pursuant to this Agreement.

(o)	Maha Dissenting Shareholders.

(i)

Each Maha Shareholder is entitled to exercise its Maha Dissent Right in connection with the Amalgamation. A Maha Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a Maha Shareholder and shall only be entitled to be paid the fair value of the Holder's Maha Common Shares by Maha. A Maha Dissenting Shareholder who is entitled to be paid the fair market value of the Holder's Maha Common Shares shall be deemed to have transferred its Maha Common Shares to the Corporation and such Maha Common Shares shall be cancelled and cease to be outstanding as of the Effective Time, without any further act or formality and free and clear of all Liens, notwithstanding Section 191 of the ABCA. A Maha Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the Holder's Maha Common Shares shall be treated as if the Holder had participated in the Amalgamation on the same basis as a non-dissenting Maha Shareholder, notwithstanding Section 191 of the ABCA.

(ii)

The fair value of Maha Common Shares shall be determined as of close of business on the last Business Day before the day on which the Amalgamation is approved by the Maha Shareholders at the Maha Meeting. In no event shall Maha be required to recognize a Maha Dissenting Shareholder as a Maha Shareholder after the Effective Time and the name of such Holder shall be removed from the applicable register as at the Effective Time. A Maha Shareholder may only exercise its Maha Dissent Right in respect of all, and not less than all, of such Holder's Maha Common Shares.

(p)	Palliser Dissenting Shareholders.

(i)

Each Palliser Shareholder is entitled to exercise its Palliser Dissent Right in connection with the Amalgamation. A Palliser Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a Palliser Shareholder and shall only be entitled to be paid the fair value of the Holder's Palliser Common Shares by Palliser. A Palliser Dissenting Shareholder who is entitled to be paid the fair market value of the Holder's Palliser Common Shares shall be deemed to have transferred its Palliser Common Shares to the Corporation and such Palliser Common Shares shall be cancelled and cease to be outstanding as of the Effective Time, without any further act or formality and free and clear of all Liens, notwithstanding Section 191 of the ABCA. A Palliser Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the Holder's Palliser Common Shares shall be treated as if the Holder had participated in the Amalgamation on the same basis as a non-dissenting Palliser Shareholder, notwithstanding Section 191 of the ABCA.

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(ii)

The fair value of Palliser Common Shares shall be determined as of close of business on the last Business Day before the day on which the Amalgamation is approved by the Palliser Shareholders at the Palliser Meeting. In no event shall Palliser be required to recognize a Palliser Dissenting Shareholder as a Palliser Shareholder after the Effective Time and the name of such Holder shall be removed from the applicable register as at the Effective Time. A Palliser Shareholder may only exercise Palliser Dissent Right in respect of all, and not less than all, of such Holder's Palliser Common Shares.

2.5	Maha Board Recommendation

(a)	Maha represents that its directors have unanimously determined that:

	(i)	the Amalgamation is fair from a financial point of view to the Maha Shareholders and is in the best interests of Maha; and

(ii)

Maha's directors will unanimously recommend that Maha Shareholders vote in favour of the Amalgamation, which recommendation may not be withdrawn, modified or changed in any manner except as set forth herein.

(b)

Maha represents that all of its officers and directors have advised it that, as at the date hereof, they intend to vote any Maha Common Shares held by them in favour of the Maha Amalgamation Resolution.

2.6	Palliser Board Recommendation

(a)	Palliser represents that its directors have unanimously determined that:

	(i)	the Amalgamation is fair from a financial point of view to the Palliser Shareholders and is in the best interests of Palliser; and

(ii)

Palliser's directors will unanimously recommend that Palliser Shareholders vote in favour of the Amalgamation, which recommendation may not be withdrawn, modified or changed in any manner except as set forth herein.

(b)

Palliser represents that all of its officers and directors have advised it that, as at the date hereof, they intend to vote any Palliser Common Shares held by them in favour of the Palliser Amalgamation Resolution.

2.7	Maha Meeting

     Maha shall take all action necessary in accordance with all applicable Laws, the articles and by-laws, or other constating document of Maha, and any other regulatory authority having jurisdiction to duly call, give notice of, convene and hold the Maha Meeting, such meeting to be held no later than the Outside Date.

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2.8	Palliser Meeting

     Palliser shall take all action necessary in accordance with all applicable Laws, the articles and by-laws, or other constating document of Palliser, and any other regulatory authority having jurisdiction to duly call, give notice of, convene and hold the Palliser Meeting, such meeting to be held no later than the Outside Date.

2.9	Joint Circular

(a)

As promptly as practicable after execution of this Agreement, Maha and Palliser shall prepare the Joint Circular (setting forth inter alia the recommendations of Maha's and Palliser's Boards of Directors, respectively, set forth in subsections 2.5(a) and 2.6(a), respectively, and the intentions of the officers and directors referred to in subsections 2.5(b) and 2.6(b), respectively), with Palliser having primary drafting responsibility, and the Parties shall, on a timely basis, use their reasonable commercial efforts to cooperate in the preparation of all other documents and filings in the seeking and obtaining of all consents, orders and approvals, including regulatory and judicial orders and approvals and other matters reasonably determined by Maha and Palliser to be necessary in connection with this Agreement and the Amalgamation. The Parties shall ensure that the Joint Circular and other document, filings, consents, orders and approvals contemplated by this Section 2.9 are prepared in compliance with, made and/or obtained in accordance with securities Laws, the ABCA and all other applicable Laws and shall permit their respective counsel to review and comment upon drafts of all such materials in connection with the Amalgamation and give reasonable consideration to such comments. Maha shall mail the Joint Circular to the Maha Shareholders and to all other persons required by law with respect to the Maha Meeting, all in accordance with applicable Laws and the requirements of any other regulatory authority having jurisdiction. Palliser shall mail the Joint Circular to the Palliser Shareholders and to all other persons required by law with respect to the Palliser Meeting, all in accordance with applicable Laws and the requirements of any other regulatory authority having jurisdiction.

(b)

Maha and Palliser each shall use reasonable commercial efforts to obtain and furnish the information required to be included in the Joint Circular. The information to be provided by Maha and Palliser for use in the Joint Circular, on both the date the Joint Circular is first mailed to Maha Shareholders and Palliser Shareholders, respectively, and on the dates the Maha Meeting and the Palliser Meeting, respectively, are held, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of law, and Maha and Palliser each agree to notify each other and correct promptly any such information provided by either of them for use in the Joint Circular which has ceased to meet such standard. In any such event, the Parties shall prepare a supplement or amendment to the Joint Circular or such application or other document, as required and as the case may be, and, if required, shall cause the same to be distributed to Maha Shareholders and Palliser Shareholders, respectively and/or filed with the relevant securities regulatory authorities and/or other Government Entity after the Parties and their respective counsel and advisors have had a reasonable opportunity to review and comment on all such documentation and all such documentation is in form and content reasonably satisfactory to Maha and Palliser as contemplated herein.

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2.10	Maha Dissent Rights

     Each Maha Shareholder may exercise its Maha Dissent Right in connection with the Amalgamation pursuant to and in the manner set forth in Section 191 of the ABCA. In such event, Maha shall give Palliser: (i) prompt notice of any written notices of exercise of Maha Dissent Right, withdrawals of such notices, and any other instruments served pursuant to the ABCA and received by Maha; and (ii) the opportunity to participate in all negotiations and proceedings with respect to such rights. Without the prior written consent of Palliser (such consent not to be unreasonably withheld), except as required by applicable Laws, Maha shall not make any payment with respect to any such rights or offer to settle or settle any such rights.

2.11	Palliser Dissent Rights

     Each Palliser Shareholder may exercise Palliser Dissent Right in connection with the Amalgamation pursuant to and in the manner set forth in Section 191 of the ABCA. In such event, Palliser shall give Maha: (i) prompt notice of any written notices of exercise of Palliser Dissent Right, withdrawals of such notices, and any other instruments served pursuant to the ABCA and received by Palliser; and (ii) the opportunity to participate in all negotiations and proceedings with respect to such rights. Without the prior written consent of Maha (such consent not to be unreasonably withheld), except as required by applicable Laws, Palliser shall not make any payment with respect to any such rights or offer to settle or settle any such rights.

2.12	Maha Support Agreements

     Maha shall use reasonable commercial efforts to obtain support agreements (the "Maha Support Agreements") executed by all of the directors and officers of Maha and certain Maha Shareholders holding an aggregate of approximately 37% of the issued and outstanding Maha Common Shares, agreeing to vote such Maha Common Shares in favour of the Amalgamation at the Maha Meeting.

2.13	Palliser Support Agreements

     Palliser shall use reasonable commercial efforts to obtain support agreements (the "Palliser Support Agreements") executed by all of the directors and officers of Palliser and certain Palliser Shareholders holding an aggregate of approximately 7% of the issued and outstanding Palliser Common Shares, agreeing to vote such Palliser Common Shares in favour of the Amalgamation at the Palliser Meeting.

2.14	Securities Compliance

     Maha and Palliser shall use reasonable commercial efforts to obtain all orders required from the applicable Governmental Entities and the TSXV to permit (subject to escrow conditions imposed by the TSXV) the issuance in a jurisdiction of Canada to residents of Canada of the Resulting Issuer Securities issuable pursuant to the Amalgamation without qualification with, or approval of, or the filing of any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity under any Canadian federal, provincial or territorial securities or other Laws or pursuant to the rules and regulations of any Governmental Entity administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction other than for any required filings under National Instruments 51-102 or 45-106 and any filings required by the TSXV.

24

ARTICLE 3
PUBLICITY

3.1	Publicity

     Except as required by applicable Laws, neither Maha nor Palliser shall make any public announcement or statement with respect to this Agreement or the Transactions contemplated by this Agreement, without giving notice of such announcement or statement to the other Party, consulting that Party with respect to its form and content, and obtaining the consent of the other Party, such consent not to be unreasonably withheld or delayed. Notwithstanding the foregoing, the disclosing Party shall have the right to make the announcement or statement without the consent of the other Party but shall provide notice thereof, if the disclosing Party has been advised by its legal counsel that the information must be disclosed under applicable Law or that changes to the proposed disclosure suggested by the other Party would make the disclosure misleading or otherwise not responsive to applicable Law. As used in this Section 3.1, a public announcement or statement includes a filing with a Governmental Entity. The Parties agree to issue jointly a news release with respect to this Agreement as soon as practicable following the execution of this Agreement. Palliser and Maha also agree to consult with each other in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals in connection herewith.

ARTICLE 4
CERTIFICATES

4.1	Certificates; Lost Certificates

     Following the Effective Time, in the case of the former holders of Palliser Shares, upon receipt of a duly completed letter of transmittal by former holders of Palliser Shares, the Resulting Issuer shall cause the Transfer Agent to issue to each Holder of outstanding Maha Common Shares and Palliser Common Shares, as the case may be, immediately before the Effective Time that were exchanged for Resulting Issuer Common Shares pursuant to Section 2.4, one or more certificates representing the applicable Resulting Issuer Common Shares deliverable to such Holder in accordance with Section 2.4. In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Maha Common Shares or Palliser Common Shares that were exchanged pursuant to Section 2.4 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Holder thereof claiming such certificate to be lost, stolen or destroyed and such other documents as may reasonably be required, the Transfer Agent may issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more of the applicable Resulting Issuer Common Shares, deliverable in accordance with Section 2.4. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the Holder to whom certificates representing the applicable Resulting Issuer Common Shares, as applicable, are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Resulting Issuer and the Transfer Agent in such sum as the Resulting Issuer may direct or otherwise indemnify the Resulting Issuer in a manner satisfactory to the Resulting Issuer against any claim that may be made against the Resulting Issuer with respect to the certificate alleged to have been lost, stolen or destroyed. The holders of Maha Options shall be entitled upon written request and surrender of any certificate or agreement definitively evidencing such Maha Options to receive a certificate or agreement evidencing the Resulting Issuer Options as the holder may be entitled pursuant to Section 2.4 hereof.

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ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF MAHA

     Maha hereby represents and warrants to Palliser as follows (and acknowledges that Palliser is relying upon these representations and warranties in connection with the entering into of this Agreement):

5.1	Organization and Qualification

     Maha has been duly incorporated and organized, and is validly existing as a corporation, under the ABCA and Maha U.S., has been duly incorporated and organized, and is validly existing as a corporation under the Laws of the State of Wyoming. Maha and Maha U.S. are each duly qualified to carry on their business, and each is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary; except where failure to be duly qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Maha and Maha U.S.

5.2	Subsidiaries

Other than Maha U.S., which is wholly owned by Maha, Maha has no Subsidiaries.

5.3	Capitalization

     The authorized equity capital of Maha consists of an unlimited number of Maha Common Shares and an unlimited number of preferred shares issuable in series. As of the date hereof, 35,799,304 Maha Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable and were issued in compliance with all applicable Laws. No preferred shares have been issued by Maha. Other than the 2,050,000 Maha Options and 790,881 Maha Warrants, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments or obligations of Maha to issue or sell any Maha Common Shares or securities or obligations of any kind convertible into or exchangeable for any Maha Common Shares or any other Person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Maha. The Holders of outstanding Maha Securities are not entitled to any pre-emptive or other similar rights. No agreement or understanding between Maha and any holder of any equity securities or rights to purchase equity securities or other outstanding convertible securities of Maha provides for acceleration or other changes in the vesting provisions or other terms of such agreement or understanding as the result of any merger, sale of securities or assets, change in control or any other transaction(s) by Maha. There are no shareholder agreements, voting trusts or other agreements or understandings to which Maha is a party or to which it is bound relating to the voting or transfer of any Maha Common Shares.

5.4	Authority Relative to this Agreement

     Maha has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Maha and the consummation by it of the Transactions under this Agreement have been duly authorized by the Maha Board of Directors and other than as provided for in this Agreement and the approval of the Maha Shareholders, no other corporate proceedings on the part of Maha are necessary to authorize this Agreement and the Transactions. This Agreement has been duly executed and delivered by Maha and constitutes a valid and binding obligation of Maha, enforceable by Palliser against Maha in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity. The execution and delivery by Maha of this Agreement and performance by it of its obligations hereunder will not:

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(a)	result in a violation or breach of any provision of:

	(i)	its articles or by-laws, or other constating document of Maha;

	(ii)	any Material Contract, licence or permit to which it is a party or by which it is bound;

	(iii)	any Law or any rules, policies or directions issued by any Governmental Entity to which it is subject or by which it is bound;

(b)

give rise to any right of termination, or acceleration of indebtedness, or cause any indebtedness to come due before its stated maturity, in any case, or give rise to any rights of first refusal or change in control or influence or any restriction or limitation under any such Material Contract;

(c)

result in any violation of or conflict with, constitute a default under (with or without due notice or lapse of time or both), require any consent, waiver or notice (other than as has already been obtained) under any term of, or result in the reduction or loss of any benefit or the creation or acceleration of any right or obligation (including any termination rights) under, any Material Contract or other obligation or right to which Maha is a party or by which any of its assets or properties is bound; or

(d)	result in the imposition of any Lien upon any of the Maha Assets,

other than, in the case of (c) and (d) above, where any of the foregoing does not constitute a Material Adverse Effect.

Other than the Regulatory Approvals, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary for the consummation by Maha of its obligations under this Agreement.

5.5	Severance and Employment Agreements

     Except as set out in the Maha Disclosure Letter, neither Maha nor Maha U.S. is a party to any agreement or understanding (written or oral, by contract or at common law) providing for severance, termination or change of control payments to, or any employment agreement or understanding (written or oral, by contract or at common law) with any current or former officer, director or employee of Maha or Maha U.S.

5.6	Benefit Plans

     Other than the Maha Stock Option Plan and except as set out in the Maha Disclosure Letter, Maha and Maha U.S. do not have any Benefit Plans. Each of Maha and Maha U.S. has complied in all material respects with all Laws relating to wages, fringe benefits and the payment of withholding and similar Taxes and all applicable provisions of all Laws dealing with employees and employee pension and other benefit plans, has made all filings required to be made in connection therewith and have made in a timely manner all contributions to any such plan that it is required to make the omission of which would constitute a Material Adverse Effect.

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5.7	Litigation, etc.

     There is no claim, action, proceeding or investigation pending or, to the knowledge of Maha, threatened against or relating to Maha or Maha U.S. or affecting any of their respective properties or assets of Maha or Maha U.S. or, to the knowledge of Maha, matters under discussion with any Person, that, if adversely determined, would constitute a Material Adverse Effect or prevent or materially delay consummation of the Transactions, nor is Maha aware of any basis for any such claim, action, proceeding or investigation. Neither Maha nor Maha U.S. is subject to any outstanding order, writ, injunction or decree that constitutes a Material Adverse Effect or would prevent or materially delay consummation of the Transactions.

5.8	Financial Statements

     The Maha Financial Statements, including all related notes and schedules and to be contained in the Joint Circular will comply as to form in all material respects with, and are and will be prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and fairly present (i) the financial position of Maha and Maha U.S. as of the dates thereof in accordance with GAAP, and (ii) the consolidated financial position, its results of operations, cash flows, changes in shareholders' equity and the financial position of Maha, and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) for the periods then ended. Since December 31, 2013, there has not been any material change, or any application or request for any material change, by Maha in accounting principles, methods or policies for financial accounting or tax purposes (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

5.9	No Undisclosed Liability

(a)

Except for professional fees, including investment banking, audit and legal fees pertaining to the Transactions, Maha's reasonable good faith estimate of which is set out in the Maha Disclosure Letter, Maha and Maha U.S. do not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or, to their knowledge, unasserted, whether or not required by GAAP to be reflected in, reserved against or otherwise described in the balance sheet of Maha or Maha U.S. (including the notes thereto), which constitute a Material Adverse Effect.

(b)

Except as set forth in the Maha Disclosure Letter or as disclosed in the Maha Financial Statements provided to Palliser, there are no related-party transactions or off-balance sheet structures or transactions with respect to either of Maha or Maha U.S. and there will be no such structures or transactions in place immediately before or after the Effective Time.

(c)	Except as set forth in the Maha Disclosure Letter, none of either of Maha or Maha U.S. is a guarantor or an indemnifier of any Indebtedness of any other Person.

5.10	Absence of Changes

     Since December 31, 2013, the business of Maha and Maha U.S. has been carried on only in the ordinary and usual course consistent with past practice, and has not incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, that constitute, individually or in the aggregate, a Material Adverse Effect, and there have been no events, changes or effects which constitute a Material Adverse Effect and neither Maha nor Maha U.S. have declared or paid any dividends or made any distributions of its properties or assets or disposed of any of its properties or assets or incurred any material Indebtedness.

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5.11	No Default

     None of either of Maha or Maha U.S. is in violation of any term of (a) its certificate of incorporation, by-laws or other constating documents, (b) any Material Contract or other instrument or obligation or (c) any Law applicable to either of Maha or Maha U.S. or any of its respective properties or assets, the consequence of which violation does or would reasonably be expected to (i) constitute a Material Adverse Effect or (ii) prevent or materially delay the performance of this Agreement by Maha.

5.12	Conduct of Business

(a)

Each of Maha and Maha U.S. has conducted and is conducting its business in accordance with good oilfield practices and has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to the assets, business or operations of Maha and Maha U.S., as applicable, and holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to the assets, business or operations of Maha and Maha U.S., as applicable; except where the failure to so hold such permits, licenses or authorizations would not reasonably be expected to have a Material Adverse Effect on Maha and Maha U.S.;

(b)

The assets of Maha and Maha U.S. operated and maintained by Maha and Maha U.S., including but not limited to all wells in which either of Maha or Maha U.S. hold an interest for which Maha or Maha U.S. was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned, are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to the assets operated by Maha and Maha U.S. except where the failure to so comply would not have a Material Adverse Effect on Maha and Maha U.S.; and

(c)

The tangible depreciable property of Maha and Maha U.S. used or intended for use in connection with its oil and gas assets for which Maha or Maha U.S. was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada during all periods in which Maha or Maha U.S. was operator thereof and is in operating condition subject to periodic repair, ordinary wear and tear excepted, and is useable in the ordinary course of business.

5.13	Permitted Encumbrances

     Other than Permitted Encumbrances, the encumbrances which are listed in the Maha Disclosure Letter and encumbrances which do not and will not have a Material Adverse Effect on the ownership or operations or the properties and assets of Maha and Maha U.S., leases of equipment in the ordinary course of business and the security obligations expressly referred to in the Maha Financial Statements, the properties and assets of Maha and Maha U.S. are free and clear of all mortgages, pledges, liens, charges and encumbrances and none of Maha or Maha U.S. has done any act or suffered or permitted any action to be done whereby any person has acquired or may acquire an interest in or to the material properties or assets of Maha and Maha U.S., nor have any of Maha or Maha U.S. done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat any title of Maha or Maha U.S. to any of the material properties or assets of Maha and Maha U.S.

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5.14	Title to Oil and Gas Properties

     Although it does not warrant title, Maha and Maha U.S. are not aware of any defects, failures or impairments in the titles to the oil and gas properties, lands or facilities of Maha and Maha U.S., whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate would reasonably be expected to have a Material Adverse Effect on: (i) the current and future production attributable to such properties; or (ii) the current and future cash flow from such properties.

5.15	Maha Resource Report

     Maha made available to RPS Knowledge Reservoir, for the purpose of preparing the Maha Resource Report, all information requested by RPS Knowledge Reservoir, which information did not contain any material misrepresentation at the time such information was provided. Maha has no knowledge of a material adverse change in any information provided to RPS Knowledge Reservoir since the date that such information was so provided. Maha believes that the Maha Resource Report reasonably presents the unrisked undiscovered original-oil-in-place resources in such report as at July 3, 2014 based upon information available at that time.

5.16	Compliance with Law

     Each of Maha and Maha U.S. hold all Permits necessary for the conduct of its business and each of Maha and Maha U.S., as applicable, is in compliance with the terms of Permits, except where the failure to so comply does not constitute a Material Adverse Effect. The business of Maha is not being conducted in violation of any Law applicable to either of either of Maha or Maha U.S., except for violations which do not constitute a Material Adverse Effect. To Maha's knowledge, no investigation or review by any Governmental Entity with respect to either of Maha or Maha U.S. is pending or threatened, nor, to Maha's knowledge, has any Governmental Entity indicated an intention to conduct the same.

     Maha and Maha U.S. has complied in all material respects with all applicable federal, provincial, municipal or other Laws, regulations or orders of any government or Governmental Entity except where failure to so comply would not reasonably be expected to have a Material Adverse Effect on Maha or Maha U.S.

5.17	Labour Matters

(a)	Neither of Maha or Maha U.S. are a party, either directly or by operation of Law, to any labour or collective bargaining agreements.

(b)	There are no material unfair labour practice charges which have been initiated or threatened in writing by or on behalf of any employee of either of Maha or Maha U.S.

5.18	Environmental Matters

(a)	The operations of Maha and Maha U.S. have been and are in compliance with all Environmental Laws, except for non-compliance that would not constitute a Material Adverse Effect.

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(b)

There are no claims pending or, to the knowledge of Maha, threatened against either of Maha or Maha U.S. alleging the violation of or non-compliance with Environmental Laws or releases of Hazardous Materials, except for claims which if adversely decided would not constitute a Material Adverse Effect.

(c)

To the knowledge of Maha, no releases of Hazardous Materials have occurred at, from, in, to, on, or under any property currently or formerly owned, operated, controlled, managed or leased by Maha at levels that would reasonably be expected to require investigation, remediation, monitoring or other similar response or remedial actions under Environmental Laws.

(d)

To the knowledge of Maha, there are no Hazardous Materials at, in, on or migrating to or from any property currently or formerly owned, operated, controlled, managed, or leased by either of Maha or Maha U.S., that would reasonably be expected to result in either of Maha or Maha U.S. incurring liability under Environmental Laws, which liability constitutes a Material Adverse Effect.

5.19	Tax Matters

     Maha and Maha U.S. have filed all federal income Tax Returns and all other Tax Returns required to be filed by Maha and Maha U.S. All such Tax Returns are true, complete and correct in material respects. Maha and Maha U.S. has paid when due all Taxes due and payable by it on or before the date hereof, other than Taxes that are being contested in good faith and in respect of which adequate reserve has been provided in the financial statements of Maha and Maha U.S. There are Liens for Taxes (other than Permitted Encumbrances) upon any of the assets of either of Maha or Maha U.S. Maha and Maha U.S. has timely deducted, withheld and collected all Taxes that are required deducted, withheld or collected by either of Maha or Maha U.S. and each has remitted when due all such Taxes to the appropriate Governmental Entity. No material issues relating to Taxes have been raised writing by the relevant Governmental Entity during any current or pending audit or examination otherwise.

5.20	Contracts

(a)

The Maha Disclosure Letter contains a list of all Material Contracts that Maha and Maha U.S. is a party to. Each of the Material Contracts constitutes the valid and legally binding obligation of either of Maha or Maha U.S., as applicable, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles). There is no default under any Material Contract by either of Maha or Maha U.S. or, to the knowledge of Maha, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by either of Maha or Maha U.S. or, to the knowledge of Maha, any other party, in any such case in which such default or event constitutes a Material Adverse Effect. No party to any such Material Contract has given written notice to either of Maha or Maha U.S. of, or made a claim against, either of Maha or Maha U.S. with respect to any breach or default thereunder, in any such case in which such breach or default constitutes a Material Adverse Effect.

(b)

There are no waivers, consents, notices or approvals required to complete the Transactions contemplated by this Agreement from other parties to Material Contracts except as have already been provided or obtained.

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5.21	Intellectual Property

(a)

All material Intellectual Property owned by either of Maha or Maha U.S. necessary for the conduct of the business of Maha on the date hereof is set forth in the Maha Disclosure Letter and such Intellectual Property is in full force and effect unamended.

(b)

To the knowledge of Maha, the use by Maha and Maha U.S. of any material Intellectual Property claimed to be owned by either of Maha or Maha U.S. does not infringe upon or otherwise violate the rights of any Person.

(c)

To the knowledge of Maha, no Person is challenging, infringing upon or otherwise violating any right of either of Maha or Maha U.S. with respect to any material Intellectual Property owned by or licensed to either of Maha or Maha U.S.

5.22	Statutory Declaration

     Maha is able, as of the date hereof, and will be able at any time after the date hereof up to and including the Effective Date, to provide a statutory declaration of a director or officer of Maha in the form required by Section 185 of the ABCA.

5.23	Insurance

     Maha and Maha U.S. have their assets insured against loss or damages as is appropriate to the business and assets of Maha and Maha U.S., in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and assets, and such insurance coverage is and will be continued in full force and effect to and including the Effective Time and no notice of cancellation or termination has been received and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder.

5.24	Corporate Records

     The corporate records and minute books of Maha and Maha U.S. as required to be maintained by Maha and Maha U.S. under the Laws of their respective jurisdictions of incorporation are up-to-date, in all material respects, and contain complete and accurate minutes of all meetings of shareholders and the board of directors and any committees thereof and all resolutions consented to in writing.

5.25	Brokerage and Finders' Fees

     Neither Maha nor Maha U.S., nor any of their respective shareholders, directors, officers or employees, has incurred or will incur on behalf of either of Maha or Maha U.S. any brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Transactions contemplated hereby, other than as disclosed in the Maha Disclosure Letter.

5.26	Non-Arm's Length Contracts

     Except as set out in the Maha Disclosure Letter, neither of Maha or Maha U.S. is a party to any Contract or agreement with any officer, director, shareholder or any Person not dealing at arm's length (within the meaning of the Tax Act) with any of the foregoing.

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5.27	Guarantees

     Neither Maha nor Maha U.S. is a party to, or bound by, any agreement of guarantee, indemnification, assumption or endorsement or any like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other Person.

5.28	Government Approvals

     No approval of, registration, declaration or filing by either of Maha or Maha U.S. with any federal, provincial or local court, authority or other Governmental Entity is necessary to authorize the execution and delivery of this Agreement, or any and all of the documents and instruments to be delivered under this Agreement, by either of Maha or Maha U.S. or the consummation by Maha of the Transactions contemplated herein, other than those set forth in the Maha Disclosure Letter. Except as otherwise provided for herein, no permit, authorization or consent of any Person is required to be obtained by either of Maha or Maha U.S. for the consummation by Maha of the Transactions.

5.29	Shareholders' Agreements, etc.

     Except as disclosed in the Maha Disclosure Letter, there are no shareholder agreements, voting trusts or other agreements or understandings to which either of Maha or Maha U.S. is a party or to which either of Maha or Maha U.S. is bound relating to the voting, ownership or transfer of any securities issued by either of Maha or Maha U.S.

5.30	No Bankruptcy

     No proceedings have been taken, are pending or authorized by either of Maha or Maha U.S. or, to the knowledge of Maha, by any other Person in respect of the bankruptcy, insolvency, liquidation or winding up of either of Maha or Maha U.S.

5.31	Transfer Agent and Registrar

     Burstall Winger Zammit LLP at its offices in Calgary, Alberta acts as the transfer agent and registrar for all of the outstanding Maha Common Shares.

5.32	Required Approval

     Except as otherwise provided for, or disclosed in, this Agreement, no permit, authorization or consent of any Person is required to be obtained by either of Maha or Maha U.S. for the consummation by Maha of the Transactions.

5.33	Use of Maha Financial Statements and Access to Auditors

     Maha shall make available to Palliser, and consents to the use of, all financial statements and other information of Maha (including the Maha Financial Statements) which may be required to be disclosed in the Joint Circular or in any other Palliser documents, as required under Applicable Canadian Securities Laws. Such financial statements shall be prepared in accordance with GAAP. If required by Applicable Canadian Securities Laws, such financial statements shall be audited or reviewed, as the case may be, by Maha's auditors. Maha shall use its best efforts to provide Palliser with access to its auditors and to have its auditors, to the extent required by Applicable Canadian Securities Laws, provide the consent to the use of their report and the use of their name in connection with any disclosure by Palliser of such financial statements.

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5.34	Survival of Representations and Warranties

     The representations and warranties of Maha contained in this Agreement shall be true at the time of Closing as though they were made by Maha at the time of Closing and they shall survive the completion of the Transactions contemplated under this Agreement and remain in full force and effect for a period of twelve (12) months.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PALLISER

     Palliser hereby represents and warrants to Maha as follows (and acknowledges that Maha is relying upon these representations and warranties in connection with the entering into of this Agreement):

6.1	Organization and Qualification

     Palliser has been duly incorporated and organized, and is validly existing as a corporation, under the ABCA. Palliser is duly qualified to carry on its business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary, except where no agreement or understanding between Palliser and any holder of any equity securities or rights to purchase equity securities or other outstanding convertible securities of Palliser provides for acceleration or other changes in the vesting provisions or other terms of such agreement or understanding as the result of any merger, sale of securities or assets, change in control or any other transaction(s) by Palliser.

6.2	Subsidiaries

Palliser has no Subsidiaries.

6.3	Capitalization

     The authorized equity capital of Palliser consists of an unlimited number of Palliser Common Shares, an unlimited number of first preferred shares, issuable in series, and an unlimited number of second preferred shares, issuable in series. As of the date hereof, 63,915,979 Palliser Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable and were issued in compliance with all applicable Laws. No preferred shares have been issued by Palliser. Other than 3,624,500 Palliser Options, 517,500 Palliser Restricted Units and 81,112 Palliser Performance Units, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments or obligations of Palliser to issue or sell any Palliser Common Shares or securities or obligations of any kind convertible into or exchangeable for any Palliser Common Shares, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Palliser. The Holders of outstanding Palliser Common Shares are not entitled to any pre-emptive or other similar rights. There are no shareholder agreements, voting trusts or other agreements or understandings to which Palliser is a party or to which it is bound relating to the voting or transfer of any Palliser Common Shares.

6.4	Authority Relative to this Agreement

     Palliser has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Palliser and the consummation by it of the Transactions under this Agreement have been duly authorized by the Palliser Board of Directors and, other than as provided for in this Agreement or as set forth in the Palliser Disclosure Letter and the approval of the Palliser Shareholders, no other corporate proceedings on the part of Palliser are necessary to authorize this Agreement and the Transactions. This Agreement has been duly executed and delivered by Palliser and constitutes a valid and binding obligation of Palliser, enforceable by Maha against Palliser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity. The execution and delivery by Palliser of this Agreement and performance by it of its obligations hereunder will not:

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(a)	result in a violation or breach of any provision of:

	(i)	its articles or by-laws, or other constating document of Palliser;

	(ii)	any Material Contract, licence or permit to which it is a party or by which it is bound;

	(iii)	any Law or any rules, policies or directions issued by any Governmental Entity to which it is subject or by which it is bound;

(b)

give rise to any right of termination, or acceleration of indebtedness, or cause any indebtedness to come due before its stated maturity, in any case, or give rise to any rights of first refusal or change in control or influence or any restriction or limitation under any such Material Contract;

(c)

result in any violation of or conflict with, constitute a default under (with or without due notice or lapse of time or both), require any consent, waiver or notice (other than as has already been obtained) under any term of, or result in the reduction or loss of any benefit or the creation or acceleration of any right or obligation (including any termination rights) under, any Material Contract or other obligation or right to which it is a party or by which any of its assets or properties is bound; or

(d)	result in the imposition of any Lien upon any of the Palliser Assets;

other than, in the case of (c) and (d) above, where any of the foregoing does not constitute a Material Adverse Effect.

     Other than the Regulatory Approvals, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary for the consummation by Palliser of its obligations under this Agreement.

6.5	Severance and Employment Agreements

     Except as set out in the Palliser Disclosure Letter, Palliser is not a party to any agreement or understanding (written or oral, by contract or at common law) providing for severance, termination or change of control payments to, or any employment agreement or understanding (written or oral, by contract or at common law) with any current or former officer, director or employee of Palliser. In addition, except as set out in the Palliser Disclosure Letter, as of the date hereof, no Identified Palliser Employee has indicated to Palliser that he or she intends to resign, retire or terminate his or her engagement with Palliser as a result of the Transactions contemplated by this Agreement or otherwise.

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6.6	Benefit Plans

     Other than the Palliser Stock Option Plan, the Palliser Share Unit Plan and as is disclosed in the Palliser Disclosure Letter, Palliser does not have any Benefit Plans. Each of Palliser has complied in all material respects with all Laws relating to wages, fringe benefits and the payment of withholding and similar Taxes and all applicable provisions of all Laws dealing with employees and employee pension and other benefit plans, has made all filings required to be made in connection therewith and have made in a timely manner all contributions to any such plan that it is required to make the omission of which would constitute a Material Adverse Effect.

6.7	Litigation, etc.

     Except as disclosed in the Palliser Disclosure Letter, there is no claim, action, proceeding or investigation pending or, to the knowledge of Palliser, threatened against or relating to Palliser or affecting any of its properties or assets, or, to the knowledge of Palliser, matters under discussion with any Person, that, if adversely determined, would constitute a Material Adverse Effect or prevent or materially delay consummation of the Transactions, nor is Palliser aware of any basis for any such claim, action, proceeding or investigation. Palliser is not subject to any outstanding order, writ, injunction or decree that constitutes a Material Adverse Effect or would prevent or materially delay consummation of the Transactions.

6.8	Financial Statements

     The financial statements of Palliser, including all related notes and schedules and to be contained in the Joint Circular will comply as to form in all material respects with, and are and will be prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and fairly present (i) the financial position of Palliser as of the dates thereof in accordance with GAAP, and (ii) the financial position, its results of operations, cash flows, changes in shareholders' equity and the financial position of Palliser, and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) for the periods then ended. Since March 31, 2014, there has not been any material change, or any application or request for any material change, by Palliser in accounting principles, methods or policies for financial accounting or tax purposes (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

6.9	No Undisclosed Liability

(a)

Except for professional fees, including investment banking, audit and legal fees pertaining to the Transactions, Palliser's reasonable good faith estimate of which is set out in the Palliser Disclosure Letter, Palliser has no liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or, to its knowledge, unasserted, whether or not required by GAAP to be reflected in, reserved against or otherwise described in the balance sheet of Palliser (including the notes thereto) which, taken as a whole, constitutes a Material Adverse Effect.

(b)

Except as set out in the Palliser Public Disclosure or the Palliser Disclosure Letter, Palliser has no related-party transactions or off-balance sheet structures or transactions with respect to it and there will be no such structures or transactions in place immediately before or immediately after the Effective Time.

(c)	Palliser is not a guarantor or indemnitor of any Indebtedness of any other Person.

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6.10	Absence of Changes

     Since March 31, 2014 or pursuant to agreements to which Maha is a party, the business of Palliser has been carried on only in the ordinary and usual course consistent with past practice, and has not incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, that constitute, individually or in the aggregate, a Material Adverse Effect and there have been no events, changes or effects which constitute a Material Adverse Effect and Palliser has not declared or paid any dividends or made any distributions of its properties or assets or disposed of any of its properties or assets or incurred any material indebtedness.

6.11	No Default

     Other than with respect to the Palliser Credit Facility, Palliser is not in violation of any term of (a) its certificate of incorporation, by-laws or other constating documents, (b) any Material Contract or other instrument or obligation or (c) any Law applicable to Palliser or any of their respective properties or assets, the consequence of which violation does or would reasonably be expected to (i) constitute a Material Adverse Effect or (ii) prevent or materially delay the performance of this Agreement by Palliser.

6.12	Conduct of Business

     Palliser has conducted and is conducting its business in accordance with good oilfield practices and has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to the assets, business or operations of Palliser and holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to the assets, business or operations of Palliser; except where the failure to so hold such permits, licenses or authorizations would not reasonably be expected to have a Material Adverse Effect on Palliser;

     The assets of Palliser operated and maintained by Palliser, including but not limited to all wells in which Palliser holds an interest for which Palliser was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned, are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to the assets operated by Palliser except where the failure to so comply would not have a Material Adverse Effect on Palliser; and

     The tangible depreciable property of Palliser used or intended for use in connection with its oil and gas assets for which Palliser was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada during all periods in which Palliser was operator thereof and is in operating condition subject to periodic repair, ordinary wear and tear excepted, and is useable in the ordinary course of business.

6.13	Permitted Encumbrances

     Other than Permitted Encumbrances and encumbrances which do not and will not have a Material Adverse Effect on the ownership or operations or the properties and assets of Palliser, leases of equipment in the ordinary course of business and the security obligations with respect to the Palliser Credit Facility or contained in the Palliser Financial Statements, the properties and assets of Palliser are free and clear of all mortgages, pledges, liens, charges and encumbrances and Palliser has not done any act or suffered or permitted any action to be done whereby any person has acquired or may acquire an interest in or to the material properties or assets of Palliser, nor has Palliser done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat any title of Palliser to any of the material properties or assets of it.

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6.14	Title to Oil and Gas Properties

     Although it does not warrant title, Palliser is not aware of any defects, failures or impairments in the titles to the oil and gas properties, lands or facilities of Palliser, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate would reasonably be expected to have a Material Adverse Effect on: (i) the current and future production attributable to such properties; or (ii) the current and future cash flow from such properties.

6.15	Palliser Reserve Report

     The Palliser Reserve Report complies in all material respects with the requirements of National Instrument 51-101, (including the requirements of the COGE Handbook) and has been prepared or audited by a qualified reserves evaluator (determined in accordance with National Instrument 51-101). Palliser made available to Sproule, prior to the issuance of the Palliser Reserve Report, for the purpose of preparing the Palliser Reserve Report, all information requested by Sproule, which information did not contain any material misrepresentation at the time such information was provided. Except with respect to production and changes in the prices of oil and gas, Palliser has no knowledge of a material adverse change in any information provided to Sproule since the date that such information was so provided. Palliser believes that the Palliser Reserve Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves associated with the crude oil, natural gas liquids and natural gas properties evaluated in such report as at December 31, 2013 based upon information available at the time such reserves information was prepared and the price assumptions contained therein, and Palliser believes that at the date of such report it did not overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes Palliser.

6.16	Compliance with Law

     Palliser holds all Permits necessary for the conduct of its business and, is in compliance with the terms of Permits, except where the failure to so comply does not constitute a Material Adverse Effect. The business of Palliser is not being conducted in violation of any Law applicable to Palliser, except for violations which do not constitute a Material Adverse Effect. To Palliser's knowledge, no investigation or review by any Governmental Entity with respect to Palliser is pending or threatened, nor, to Palliser's knowledge, has any Governmental Entity indicated an intention to conduct the same.

     Palliser has complied in all material respects with all applicable federal, provincial, municipal or other Laws, regulations or orders of any government or Governmental Entity except where failure to so comply would not reasonably be expected to have a Material Adverse Effect on Palliser.

6.17	Labour Matters

(a)	Palliser is not a party, either directly or by operation of Law, to any labour or collective bargaining agreements.

(b)	There are no material unfair labour practice charges which have been initiated or threatened in writing by or on behalf of any employee of Palliser.

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6.18	Environmental Matters

(a)	The operations of Palliser have been and are in compliance with all Environmental Laws, except for non-compliance that would not constitute a Material Adverse Effect.

(b)

There are no claims pending or, to the knowledge of Palliser, threatened against Palliser alleging the violation of or non-compliance with Environmental Laws or releases of Hazardous Materials, except for claims which if adversely decided would not constitute a Material Adverse Effect.

(c)

To the knowledge of Palliser and other than as set out in the Palliser Disclosure Letter, no releases of Hazardous Materials have occurred at, from, in, to, on, or under any property currently or formerly owned, operated, controlled, managed or leased by Palliser at levels that would reasonably be expected to require investigation, remediation, monitoring or other similar response or remedial actions under Environmental Laws.

(d)

To the knowledge of Palliser, there are no Hazardous Materials at, in, on or migrating to or from any property currently or formerly owned, operated, controlled, managed, or leased by Palliser, that would reasonably be expected to result in Palliser incurring liability under Environmental Laws, which liability constitutes a Material Adverse Effect.

6.19	Tax Matters

     Palliser has filed all federal income Tax Returns and all other Tax Returns required to be filed by it. All such Tax Returns are true, complete and correct in all material respects. Palliser has paid when due all Taxes due and payable by it on or before the date hereof, other than Taxes that are being contested in good faith and in respect of which an adequate reserve has been provided in the financial statements of Palliser. There are no Liens for Taxes (other than Permitted Encumbrances) upon any of the assets of Palliser and Palliser has timely deducted, withheld and collected all Taxes that is required to deducted, withheld or collected by Palliser and each has remitted when due all such Taxes to the appropriate Governmental Entity. No material issues relating to Taxes have been raised in writing by the relevant Governmental Entity during any current or pending audit or examination or otherwise.

6.20	Contracts

(a)

The Palliser Disclosure Letter contains a list of all Material Contracts Palliser is party to. Each of the Material Contracts constitutes the valid and legally binding obligation of Palliser, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles). There is no default under any Material Contract by Palliser or, to the knowledge of Palliser, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Palliser or, to the knowledge of Palliser, any other party, in any such case in which such default or event constitutes a Material Adverse Effect. No party to any such Material Contract has given written notice to Palliser of or made a claim against Palliser with respect to any breach or default thereunder, in any such case in which such breach or default constitutes a Material Adverse Effect.

(b)

Other than as set forth in the Palliser Disclosure Letter, there are no waivers, consents, notices or approvals required to complete the Transactions contemplated by this Agreement from other parties to any contracts of Palliser except as have already been provided or obtained, including, for greater certainty, any waivers, consents, notices or approvals required in connection with any preferential rights of purchase that would arise pursuant to the completion of the Transactions contemplated by this Agreement.

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6.21	Statutory Declaration

     Palliser is able as of the date hereof, and will be able at any time after the date hereof up to and including the Effective Date, to provide a statutory declaration of a director or officer of Palliser in the form required by Section 185 of the ABCA.

6.22	Insurance

     Palliser has its assets insured against loss or damages as is appropriate to the business and assets of Palliser, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and assets, and such insurance coverage is and will be continued in full force and effect to and including the Effective Time and no notice of cancellation or termination has been received and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder.

6.23	Corporate Records

     The corporate records and minute books of Palliser as required to be maintained by it under the Laws of its jurisdiction of incorporation are up-to-date, in all material respects, and contain complete and accurate minutes of all meetings of shareholders and the board of directors and any committees thereof and all resolutions consented to in writing.

6.24	Brokerage and Finders' Fees

     Except as disclosed in the Palliser Disclosure Letter, neither Palliser nor any of its directors, officers or employees, has incurred or will incur on behalf of Palliser any brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Transactions contemplated hereby.

6.25	Non-Arm's Length Contracts

     Except as set out in the Palliser Disclosure Letter, Palliser is not party to any Contract or agreement with any officer, director, shareholder or any Person not dealing at arm's length (within the meaning of the Tax Act) with any of the foregoing.

6.26	Guarantees

     Palliser is not party to, or bound by, any agreement of guarantee, indemnification, assumption or endorsement of any like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other Person.

6.27	Government Approvals

     No approval of, registration, declaration or filing by Palliser with any federal, provincial or local court, authority or other Governmental Entity is necessary to authorize the execution and delivery of this Agreement, or any and all of the documents and instruments to be delivered under this Agreement, by Palliser, or the consummation by Palliser of the Transactions contemplated herein, other than the approval of the TSXV.

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6.28	Shareholders' Agreements

     There are no shareholder agreements, voting trusts or other agreements or understandings to which Palliser is a party or to which Palliser is bound relating to the voting, ownership or transfer of any securities issued by Palliser.

6.29	No Bankruptcy

     No proceedings have been taken, are pending or authorized by Palliser or, to the knowledge of Palliser, by any other person in respect of the bankruptcy, insolvency, liquidation or winding up of Palliser.

6.30	Transfer Agent and Registrar

     Olympia Trust Company at its offices in Calgary, Alberta has been duly appointed as the transfer agent and registrar for all of the outstanding Palliser Common Shares.

6.31	Public Disclosure

     Since March 31, 2014, Palliser has filed any and all required forms, reports and documents (collectively, the "Palliser Public Disclosure") with the applicable Canadian securities regulatory authorities having jurisdiction. None of the Palliser Public Disclosure filed by Palliser with the applicable Canadian securities regulatory authorities having jurisdiction, at the time filed or as subsequently amended, contained any misrepresentation or any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

6.32	Securities Laws and Stock Exchanges

(a)

Palliser is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia and is in compliance in all material respects with all of its obligations as a reporting issuer. Palliser is current with all filings required to be made by it under applicable securities and corporate Laws and is not aware of any deficiencies in the filing of any documents or reports with any stock exchange or securities regulatory authority or body.

(b)	The Palliser Common Shares are currently listed and approved for trading on the TSXV under the symbol "PXL".

6.33	Required Approval

     Except as otherwise provided for, or disclosed in, this Agreement, no permit, authorization or consent of any Person is required to be obtained by Palliser for the consummation by Palliser of the Transactions.

6.34	Palliser Net Debt

     Palliser's Net Debt as at the date hereof is as set forth in the Palliser Disclosure Letter. The Palliser Disclosure Letter also contains Palliser's good faith estimate of Palliser's Net Debt as of September 30, 2014.

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6.35	Palliser Employee Obligations

     The Palliser Disclosure Letter contains Palliser's good faith estimate of the Employee Obligations of Palliser.

6.36	Transaction Costs

     The Palliser Disclosure Letter contains Palliser's good faith estimate of the Transaction Costs of Palliser.

6.37	Palliser Derivative Contracts

     Except as set forth in the Palliser Disclosure Letter, Palliser is not a party to, or bound by, nor are any assets of Palliser subject to, any Swaps including any interest rate swaps, foreign exchange swaps, commodity price hedging contracts or similar derivative contracts.

6.38	Survival of Representations and Warranties

     The representations and warranties of Palliser contained in this Agreement shall be true at the time of Closing as though they were made by Palliser at the time of Closing and they shall survive the completion of the Transactions contemplated under this Agreement and remain in full force and effect for a period of twelve (12) months.

ARTICLE 7
COVENANTS AND AGREEMENTS

7.1	Mutual Covenants

(a)

Each of Palliser and Maha agrees as follows until the earlier of the Effective Date or the termination of this Agreement in accordance with Article 9 in each case except with the written consent of the other Party to any deviation therefrom:

	(i)	Acknowledging the current states of affairs of Palliser and Maha, respectively, it shall use reasonable commercial efforts to:

(A)

carry on its businesses in the usual and ordinary course consistent with past practices and in a manner consistent with industry practice (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property);

(B)

preserve intact its present business organization and material rights and franchises, to keep available the services of its current officers and employees, and to preserve its relationships with customers, suppliers and others having business dealings with it; and

(C)

maintain and keep its material properties and assets in as good repair and condition as at the date hereof, subject to ordinary wear and tear, all to the end that its goodwill and ongoing businesses shall not be permanently impaired in any material respect at the Effective Time;

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(ii)	it shall not, and shall not permit any of its Subsidiaries to:

(A)

declare or pay any dividends on, make other distributions or return capital in respect of any of its common shares or any other equity interests, except for dividends, distributions or return of capital payable by a Subsidiary to such Party or a wholly-owned Subsidiary of such Party;

(B)

split, combine or reclassify any of its common shares or issue or authorize or propose the issuance or distribution of any other securities, cash or property in respect of, in lieu of or in substitution for, shares of its common shares;

(C)

except in respect of the Maha Options, Palliser Options, Palliser Share Units, Maha Warrants and the Transactions contemplated hereby, issue, sell, reserve or set aside any shares of its securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, securities, or any of its material assets;

(D)

pledge, dispose of or encumber, repurchase, redeem or otherwise acquire, (i) any shares of its common shares or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, securities, or (ii) any of its material assets; or

(E)

except as permitted pursuant to (D) above, enter into or announce any agreement or arrangement with respect to the sale, voting, registration or repurchase of any shares of its common shares or any security convertible into or exchangeable for such shares or any of its material assets;

(iii)	it shall not:

(A)

increase or modify the amount of (or accelerate the payment or vesting of) any benefit or amount payable under, any employee Benefit Plan or any other Contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any former, present or future director, officer or employee of such Party;

(B)

increase or modify (or enter into any commitment or arrangement to increase or modify) the compensation or benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any former, present or future director, officer, employee or consultant of such Party; or

(C)

except as expressly provided for in this Agreement, or as agreed to by the parties, accelerate the vesting of any unvested stock options or accelerate the release of, or the expiry date of any hold period relating to, any of the Maha Securities, Palliser Securities or otherwise amend, vary or modify any plans or the terms of any stock option;

(iv)

it shall not amend or propose to amend its articles, by-laws or other constating documents except to the extent such amendments are necessary or incidental to the Transactions and have been consented to in writing by the other parties hereto, such consent not to be unreasonably withheld or delayed;

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	(v)	it shall not pay, discharge, satisfy, compromise or settle any material claims, liabilities or obligations prior to the same being due;

	(vi)	except as contemplated herein, it shall not reorganize, amalgamate or merge it or any of its Subsidiaries with any other Person;

(vii)

except as required by applicable Laws, it shall not enter into, terminate or waive any provision of, exercise any material option or relinquish any material contractual rights under, or modify or request to modify in any material respect any Material Contract, agreement, guarantee, lease commitment or arrangement or enter into any Contract that would be a Material Contract if entered into as of the date hereof, in either case other than in the ordinary course of business consistent with past practice;

	(viii)	it shall not make any changes to the existing accounting practices, methods and principles relating to such Party except as required by Law or by GAAP;

	(ix)	it shall not make or rescind any material tax election;

(x)

it shall not make any capital expenditure, other than capital expenditures that are made in the ordinary course of business consistent with past practice or which are in accordance with its existing budgets provided to the other Party prior to the date hereof;

(xi)

it shall not waive, release, assign, settle or compromise any pending or threatened suit, action or claim against it relating to the Transactions or any other rights, claims or litigation material to it;

	(xii)	it shall not,

		(A)	enter into any confidentiality or standstill agreement except with the consent of the other Party hereto (other than in respect of confidentiality agreements entered into in the ordinary course of business); or

		(B)	amend or release any third party from its obligations or grant any consent under, any confidentiality or standstill provision or fail to fully enforce any such provision;

(xiii)

it shall not take or fail to take any action which would render, or that would be reasonably expected to render, any of such Party's representations or warranties hereunder to be untrue or would be reasonably expected to prevent or materially impede, interfere with or delay the Transactions; and

	(xiv)	it shall not agree in writing or otherwise to take any of the actions as described above in clauses 7.1(a)(ii) through 7.1(a)(xiii).

(b)	Each of Palliser and Maha shall promptly advise the other Party in writing:

(i)

of any event, condition or circumstance that would be reasonably expected to cause any representation or warranty of such Party contained in this Agreement to be untrue or inaccurate at the Effective Time (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

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(ii)

of any Material Adverse Effect on such Party or any event, occurrence or development (actual, anticipated, contemplated or to the knowledge of Palliser or Maha, as applicable, threatened, financial or otherwise) which would be reasonably expected to have a Material Adverse Effect on such Party or the proposed Transaction; and

	(iii)	of any material breach by such Party of any covenant, obligation or agreement contained in this Agreement.

(c)

Each of Palliser and Maha shall use its reasonable commercial efforts to perform all obligations required to be performed by such Party under this Agreement, cooperate with the other Party hereto in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Palliser and Maha shall:

(i)

use reasonable commercial efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 8 hereof and which are required to be satisfied by them;

(ii)

apply for and use reasonable commercial efforts to obtain as promptly as practicable all Appropriate Regulatory Approvals relating to such Party and, in doing so, to keep the other Party hereto reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including providing such other Party with copies of all related applications and notifications, in draft form, in order for such other Party to provide its reasonable comments;

(iii)

use reasonable commercial efforts to comply promptly with all requirements which applicable Laws may impose on such Party or such Party's Subsidiaries with respect to the Transactions contemplated hereby;

(iv)

use reasonable commercial efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a Party challenging or affecting this Agreement or the consummation of the Transactions;

(v)

use reasonable commercial efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the Transactions contemplated hereby;

	(vi)	effect all necessary registrations, filings and submissions of information required by Governmental Entities from such Party in connection with the Transactions contemplated hereby; and

(vii)

use reasonable commercial efforts to obtain all waivers, consents and approvals from other parties to consummate the Transactions contemplated hereby which the failure to obtain would materially and adversely affect the ability of such Party or such Party's Subsidiaries to consummate the Transactions contemplated hereby.

(d)

Except for proxies and other non-substantive communications with the Holders of Palliser and Maha securities, each of Palliser and Maha shall furnish promptly to the other Party and the other Party's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Palliser or Maha from Holders of securities of Palliser or Maha, respectively, or regulatory agencies in connection with: (i) the Amalgamation; (ii) the Palliser Meeting or the Maha Meeting; (iii) any filings under applicable Laws; and (iv) any dealings with regulatory agencies in connection with the Transactions contemplated by this Agreement;

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(e)

Each of Palliser and Maha shall solicit proxies to be voted at the Palliser Meeting and the Maha Meeting, respectively, if required, in favour of matters to be considered at the Palliser Meeting and the Maha Meeting, including the Palliser Amalgamation Resolution and the Maha Amalgamation Resolution;

(f)

Each of Palliser and Maha shall conduct the Palliser Meeting and the Maha Meeting, respectively, if required, in accordance with each Party's respective by-laws and any instrument governing the Palliser Meeting or the Maha Meeting, as applicable, and as otherwise required by law; and

(g)

Each Party shall, on an as received basis, promptly advise the other Party of the number of Palliser Common Shares or Maha Common Shares, as applicable, for which such Party receives notices of dissent or written objections to the Amalgamation and provide the other Party with copies of such notices and written objections.

7.2	Additional Covenants of Palliser

(a)	Palliser shall not do any act or take any steps that would be in violation or contrary to the Securities Act or any other applicable Laws in any material respect.

(b)

Palliser shall keep confidential any confidential information, trade secrets or confidential financial or business documents (collectively the "Maha Information") received by it from Maha or its advisors concerning Maha or its business and shall not disclose such Maha Information to any third party provided that any of such Maha Information may be disclosed to Palliser's directors, officers, employees, representatives and professional advisors who need to know such Maha Information in connection with the Transactions contemplated hereby (provided Palliser shall use reasonable commercial efforts to ensure that such directors, officers, employees, representatives and professional advisors keep confidential such Maha Information) and provided further that Palliser will not be liable for disclosure of Maha Information upon occurrence of one or more of the following events:

	(i)	Maha Information becoming generally known to the public other than through a breach of this Agreement;

(ii)

Maha Information being lawfully obtained by Palliser from a third party or parties without breach of this Agreement by Palliser, as shown by documentation sufficient to establish the third party as a source of the Maha Information;

	(iii)	Maha Information being known to Palliser prior to disclosure by Maha or its affiliates, as shown by documentation sufficient to establish such knowledge; or

	(iv)	Maha having provided their prior written approval for such disclosure by Palliser.

(c)	In the event this Agreement is terminated in accordance with the provisions hereof, Palliser shall:

(i)

use reasonable commercial efforts to ensure that all documents prepared or obtained in the course of its investigations of Maha or its business and all copies thereof are either destroyed or returned to Maha so as to ensure that, so far as possible, any Maha Information obtained during and as a result of such investigations by the directors, officers, employees, representatives and professional advisors of Palliser is not disseminated beyond those individuals concerned with such investigations; and

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(ii)

not directly or indirectly, use for its own purposes, any Maha Information, discovered or acquired by the directors, officers, employees, representatives and professional advisors of Palliser as a result of Maha making available to them those documents and assets relating to the business of Maha.

(d)

Palliser will use reasonable commercial efforts to co-operate with Maha in respect of the Transactions and facilitate, assist with, encourage and provide any information reasonably requested by Maha in order to carry out any of the intent of this Agreement and the Transactions.

(e)

Palliser shall not, except in the ordinary and usual course of business consistent with past practice or with the written consent of Maha, (i) incur, assume or prepay any long-term or short-term debt or issue any debt securities and in such amount not to exceed $50,000; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; (iii) incur, assume, permit or otherwise become liable or responsible for any trade payables; (iv) make any loans, advances or capital contributions to, or investments in, any other Person; and (v) mortgage or pledge any of its material assets, tangible or intangible, or consent to any material Lien thereupon, other than Permitted Encumbrances.

(f)

Palliser shall not, except with the written consent of Maha, enter into any material operating lease or create any mortgages, security interests, Liens or other encumbrances on the property of Palliser in connection with any indebtedness.

(g)

Palliser shall use reasonable commercial efforts to continue to be a "reporting issuer" (or the equivalent thereof) in all British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia and in material compliance with Applicable Canadian Securities Laws and maintain the listing of the Palliser Common Shares on the TSXV.

(h)

Palliser shall use reasonable commercial efforts to promptly apply to the TSXV for its conditional approval of the Transactions pursuant to the Amalgamation and the listing on the TSXV of the Resulting Issuer Common Shares issuable pursuant to the Amalgamation.

(i)

Palliser shall ensure that the officers, directors and employees of Palliser, and any investment bankers or other advisors or representatives retained by Palliser in connection with the Transactions, are aware of the provisions of subsections 7.2(a), (b) and (d), and Palliser shall be responsible for any breach of subsections 7.2(a), (b) and (d), by such officers, directors, employees, investment bankers, advisors or representatives.

(j)	Palliser shall use reasonable commercial efforts to cause all Persons holding Palliser Options to enter into agreements with Palliser prior to the Effective Time, providing that such holders either:

	(i)	exercise their Palliser Options; or

	(ii)	cancel, terminate or surrender their Palliser Options, in consideration of the payment of $0.001 per Palliser Option.

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7.3	Additional Covenants of Maha

(a)	Maha shall not do any act or take any steps that would be in violation or contrary to the Securities Act or any other applicable Laws in any material respect.

(b)

Other than such disclosure which may reasonably be required to third parties in connection with the proposed Bond Issue and/or the proposed Equity Financing, Maha shall keep confidential any confidential information, trade secrets or confidential financial or business documents (collectively the "Palliser Information") received by it from Palliser concerning Palliser or its business and shall not disclose such Palliser Information to any third party provided that any of such Palliser Information may be disclosed to Maha's directors, officers, employees, representatives and professional advisors who need to know such Palliser Information in connection with the Transactions contemplated hereby provided that Maha shall use reasonable commercial efforts to ensure that such directors, officers, employees, representatives and professional advisors keep confidential such Palliser Information and provided further that Maha will not be liable for disclosure of Palliser Information upon occurrence of one or more of the following events:

	(i)	Palliser Information becoming generally known to the public other than through a breach of this Agreement;

(ii)

Palliser Information being lawfully obtained by Maha from a third party or parties without breach of this Agreement by Maha as shown by documentation sufficient to establish the third party as a source of the Palliser Information;

	(iii)	Palliser Information being known to Maha prior to disclosure by Palliser or its affiliates, as shown by documentation sufficient to establish such knowledge; or

	(iv)	Palliser having provided to Maha its prior written approval for such disclosure by Maha.

(c)	In the event this Agreement is terminated in accordance with the provisions hereof, Maha shall:

(i)

use reasonable commercial efforts to ensure that all documents prepared or obtained in the course of its investigations of Palliser or its business and all copies thereof are either destroyed or returned to Palliser so as to insure that, so far as possible, any Palliser Information obtained during and as a result of such investigations by the directors, officers, employees, representatives and professional advisors of Maha is not disseminated beyond those individuals concerned with such investigations; and

(ii)

not directly or indirectly, use for its own purposes, any Palliser Information, discovered or acquired by the directors, officers, employees representatives and professional advisors of Maha as a result of Palliser making available to them those documents and assets relating to the business of Palliser.

(d)

Maha will use reasonable commercial efforts to co-operate with Palliser in respect of the Transactions and facilitate, assist with, encourage and provide any information reasonably requested by Palliser in order to carry out any of the intent of this Agreement and the Transactions. Without limiting the generality of the foregoing, Maha shall use reasonable commercial efforts to co-operate with Palliser and to provide support to and assist with Palliser's application to the TSXV for its conditional approval of the Transactions pursuant to the Amalgamation and the listing on the TSXV of the Resulting Issuer Common Shares issuable pursuant to the Amalgamation.

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(e)

Maha shall not, except with the written consent of Palliser, (i) incur, assume or prepay any long- term or short-term debt or issue any debt securities except in the ordinary and usual course of business consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; (iii) make any loans, advances or capital contributions to, or investments in, any other Person; and (iv) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon, other than Permitted Encumbrances.

(f)

Maha shall not, except with the written consent of Palliser, enter into any material operating lease or create any mortgages, security interests, Liens or other encumbrances on the property of Maha in connection with any indebtedness.

7.4	Covenants Regarding Non-Solicitation

(a)

Palliser shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any officers, directors, employees, representatives, agents, advisors or other parties on its behalf), with any parties (other than pursuant to this Agreement) with respect to any proposal that constitutes, or may reasonably be expected to constitute or lead to an Acquisition Proposal. Palliser shall not amend, modify, waive, release or otherwise forebear in the enforcement of, and shall use reasonable commercial efforts to enforce, any confidentiality, non-solicitation or standstill or similar agreements or provisions to which it and any third parties are parties. Palliser shall discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so, and exercise all rights it has to require, the return or destruction of all confidential information provided to any third parties who have entered into a confidentiality or similar agreement with Palliser relating to an Acquisition Proposal and shall request (and exercise all rights to require) the return or the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding it and shall use reasonable commercial efforts to ensure that such requests are honoured. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 7.4 by Palliser or its officers, directors, employees, advisors, representatives and agents shall be deemed to be a breach of this Section 7.4 by Palliser.

(b)

Palliser shall not, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)

solicit, assist, initiate, encourage or in any way facilitate (including by way of furnishing information, or entering into any form of written or oral agreement, arrangement or understanding), the making of any proposal or offer that constitutes or may constitute an Acquisition Proposal or inquiries, proposals or offers regarding an Acquisition Proposal;

(ii)

enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information, including with respect to its businesses, properties, assets, liabilities, operations, prospects or condition (financial or otherwise), in connection with an Acquisition Proposal or otherwise cooperate in any

49

way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)

waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements relating to an Acquisition Proposal, including, without limitation, any "standstill" or similar provisions thereunder (it being acknowledged and agreed that the automatic termination of any standstill provision of any such agreement as a result of entering into and the announcement of this Agreement by the Parties pursuant to the express terms of any such agreement, shall not be in violation of this subsection (iii));

(iv)

accept, recommend, approve, agree to or endorse, or propose publicly to accept, recommend, approve, agree to or endorse, any Acquisition Proposal or agreement, understanding or arrangement in relation thereto;

(v)	withdraw or modify the approval of the Palliser Board of Directors of the Amalgamation;

provided, however, that notwithstanding any other provision hereof, Palliser and its respective officers, directors and advisers may, prior to the Palliser Meeting:

(vi)

enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date hereof, by it or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations with Palliser, provided that such discussions or negotiations did not result from or are not connected to a breach of this Section 7.4, and subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreements (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Maha as set forth below), Palliser may furnish to such third party information concerning it and its business, properties and assets, in each case if, and only to the extent that:

(A)

the third party has first made a Superior Proposal or an Acquisition Proposal that would reasonably be likely to, if consummated with its terms (but not assuming away any risk of non-completion) result in a Superior Proposal; and

(B)

prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, it provides prompt notice to Maha to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and, if not previously provided to Maha, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that it shall notify Maha orally and in writing of any inquiries, offers or proposals relating to or constituting an Acquisition Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to Maha, copies of all information provided to such party, any material correspondence with respect thereto, and all other information reasonably requested by Maha) within 24 hours of the receipt thereof, and shall keep the Maha informed of the status and details of any such inquiry, offer or proposal and answer the respective questions of Maha with respect thereto on a timely basis; and

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	(vii)	accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation:

(A)

the Palliser Board of Directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by subsection 7.4(d) and after receiving the advice of outside counsel as reflected in minutes of the Palliser Board of Director that the taking of such action is necessary for such board of directors in discharge of its fiduciary duties under Applicable Laws; and

(B)

Palliser shall otherwise have complied with its obligations set forth in this Section 7.4, including without limitation subsection 7.4(d), and terminates this Agreement in accordance with Section 9.2 and concurrently therewith pays the Maha Termination Fee to Maha.

(c)

Palliser shall promptly (and in any event within 24 hours of the receipt thereof) notify Maha (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to it or its business, properties or assets. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) which has been received or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal, offer or request. Palliser shall also provide such further and other details of the Acquisition Proposal or any amendment thereto as Maha may reasonably request. Palliser shall keep Maha promptly and fully informed of the status, including any change to material terms, of any Acquisition Proposal or any amendment thereto, shall respond promptly to all inquiries by Maha, with respect thereto, and shall provide Maha copies of all material correspondence and other written material sent to or provided to it by any Person in connection with such inquiry, proposal, offer or request or sent or provided by it to any Person in connection with such inquiry, proposal, offer or request.

(d)

Palliser shall give Maha, orally and in writing, at least 72 hours advance notice of any decision by the Palliser Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall:

(i)

set out the Palliser Board of Directors reasonable determination of the financial value of the consideration offered by such third party to Palliser Shareholders or the Maha Shareholders under such Superior Proposal;

	(ii)	confirm that the Palliser Board of Directors has determined that such Acquisition Proposal constitutes a Superior Proposal; and

	(iii)	identify the third party making the Superior Proposal and include a copy thereof and any amendments thereto.

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During the 72 hour period commencing on the delivery of such notice, Palliser agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Amalgamation. In addition, during such 72 hour period it shall, and shall cause its financial and legal advisors to, negotiate in good faith with Maha and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Amalgamation as would enable it to proceed with the Amalgamation as amended rather than the Superior Proposal. In the event Maha proposes to amend this Agreement and the Amalgamation such that the Superior Proposal ceases to be a Superior Proposal and so advises the applicable board of directors prior to the expiry of such 72 hour period, the Palliser Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal, shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Amalgamation. Each successive amendment to any Superior Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Palliser Shareholders pursuant thereto shall constitute a new Superior Proposal for the purposes hereof and a new 72 hour period shall commence.

(e)

Palliser shall reaffirm its recommendation of the Amalgamation by press release promptly and in any event within 120 hours of any written request to do so by Maha (or, in the event that the Palliser Meeting to approve the Amalgamation is scheduled to occur within such 120 hour period, prior to the scheduled date of such meeting) in the event that: (i) any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal; or (ii) the Parties have entered into an amended agreement pursuant to subsection 7.4(d) which results in any Acquisition Proposal not being a Superior Proposal.

(f)

Each of Palliser and Maha agree that all information that may be provided to Maha by Palliser with respect to any Acquisition Proposal pursuant to this Section 7.4 shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreements and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreements or in order to enforce its rights under this Agreement in legal proceedings.

(g)

Palliser shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 7.4 and shall be responsible for any breach of this Section 7.4 by any of them.

(h)

Nothing in this agreement shall prevent the Palliser Board of Directors from complying with Section 2.17 of Multilateral Instrument 62-104 Take Over Bids and Issuer Bids of the Canadian Securities Administrators and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars in respect of an Acquisition Proposal that is not a Superior Proposal but only following compliance with Section 7.4 by Palliser.

7.5	Additional Agreements

(a)

Subject to subsections 7.2(a) and 7.3(b) and applicable Laws, upon reasonable notice to an officer of such Party, each of Palliser and Maha shall afford the officers, employees, counsel, accountants and other authorized representatives and advisors ("Representatives") of the other Party access, during normal business hours from the date hereof and until the earlier of the Effective Time or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel; provided that such access shall be provided on a basis that minimizes the disruption to the operations of such Party. During such period, each of Palliser and Maha shall furnish promptly to the other Party all information concerning such Party's business, properties and personnel as the other Party may reasonably request.

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(b)

Subject to the terms and conditions herein provided, each of the parties hereto covenants and agrees to use reasonable commercial efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions and to co-operate with each other in connection with the foregoing, including using reasonable commercial efforts to:

	(i)	obtain all waivers, consents and approvals from other parties to Material Contracts;

	(ii)	obtain all necessary consents, approvals and authorizations as are required to be obtained under any Law;

	(iii)	defend all lawsuits or other legal, regulatory or other proceedings to which it is a Party challenging or affecting this Agreement or the consummation of the Transactions;

	(iv)	cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Transactions;

(v)

effect all necessary registrations and other filings and submissions of information requested by Governmental Entities in respect of the completion of the Transactions (including the furnishing of information needed to make such filings or to respond to any inquiry from any Governmental Entity);

	(vi)	prepare and file any filings required under the Securities Act and any other Laws relating to the Transactions; and

	(vii)	fulfill all conditions and satisfy all provisions of this Agreement to be fulfilled by it. For purposes of this Agreement the obligation to use "reasonable commercial efforts" to:

(A)

obtain waivers, consents and approvals to Contracts shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to other parties to such documents;

(B)

fulfil all conditions and satisfy all provisions of this Agreement shall not include any obligation to agree to any materially adverse modification of the terms of such documents or to incur any additional material obligations to the other parties to such documents; and

(C)

obtain all necessary consents, approvals and authorizations as are required to be obtained under any Law, shall not include any obligation on Palliser, Palliser or Maha to accept any terms or conditions relating to any governmental or regulatory approval which would result in a materially adverse modification or to incur any additional material obligations; and, in any such event, shall not include an obligation to expend financial or human resources that are not commercially reasonable in each circumstance or in the aggregate.

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7.6	Palliser Damages

If at any time after the execution of this Agreement and prior to its termination:

(a)

the Maha Board of Directors withdraws, amends, changes or qualifies, or proposes publicly to withdraw, amend, change or qualify, in any manner adverse to Palliser, any of its recommendations, approvals or determinations referred to in Section 2.5;

(b)

the Maha Board of Directors shall have failed to publicly reaffirm any of its recommendations, approvals or determinations referred to in Section 2.5 within 120 hours of any written request to do so by Palliser (or, in the event that the Maha Meeting is scheduled to occur within such 120 hour period, prior to the scheduled date of such meeting);

(c)

Maha is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to, or Material Adverse Effect on, Maha or materially impedes or would reasonably be expected to materially impede the completion of the Amalgamation, and Maha fails to cure such breach within 72 hours after receipt of written notice thereof from Palliser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(d)

Maha is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to, or have a Material Adverse Effect on, Maha or materially impedes or would reasonably be expected to materially impede the completion of the Amalgamation, and Maha fails to cure such breach within 72 hours after receipt of written notice thereof from Palliser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date), each of the above being a "Maha Damages Event", then in the event of the termination of this Agreement pursuant to Article 9 Maha shall pay to Palliser (or to whom Palliser may direct in writing) $800,000 (the "Palliser Termination Fee") as liquidated damages in immediately available funds to an account designated by Palliser within one Business Day after the occurrence of the Palliser Damages Event. After a Palliser Damages Event but prior to payment of such amount, Maha shall be deemed to hold such funds in trust for Palliser. For greater certainty, Palliser is not entitled to more than one payment of the Palliser Termination Fee pursuant to this Section 7.6.

7.7	Maha Damages

If at any time after the execution of this Agreement and prior to its termination:

(a)

the Palliser Board of Directors withdraws, amends, changes or qualifies, or proposes publicly to withdraw, amend, change or qualify, in any manner adverse to Maha, any of its recommendations, approvals or determinations referred to in Section 2.6;

(b)

the Palliser Board of Directors shall have failed to publicly reaffirm any of its recommendations, approvals or determinations referred to in Section 2.6 in accordance with subsection 7.4(e) or within 120 hours of any written request to do so by Maha (or, in the event that the Palliser Meeting is scheduled to occur within such 120 hour period, prior to the scheduled date of such meeting);

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(c)

the Palliser Board of Directors or any committee of the Palliser Board of Directors accepts, recommends, approves or enters into an agreement, understanding or letter of intent to implement a Superior Proposal; or

(d)

Palliser is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to, or Material Adverse Effect on, Palliser or materially impedes or would reasonably be expected to materially impede the completion of the Amalgamation, and Palliser fails to cure such breach within 72 hours after receipt of written notice thereof from Maha (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(e)

Palliser is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to, or have a Material Adverse Effect on, Palliser or materially impedes or would reasonably be expected to materially impede the completion of the Amalgamation, and Palliser fails to cure such breach within 72 hours after receipt of written notice thereof from Maha (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date), each of the above being a "Palliser Damages Event", then in the event of the termination of this Agreement pursuant to Article 9, Palliser shall pay to Maha (or to whom Maha may direct in writing) the following amount (the "Maha Termination Fee") as liquidated damages in immediately available funds to an account designated by Maha within one Business Day after the first to occur of the events described above: (i) in the event of the termination of this Agreement pursuant to Article 9, in respect of an event set forth in subsection 6.1(c), the Maha Termination Fee to be paid by Palliser to Maha shall be $2,000,000; and (ii) in the event of the termination of this Agreement pursuant to Article 9, in respect of an event set forth in subsection 6.1(a), (b), (d) or (e), the Maha Termination Fee to be paid by Palliser to Maha shall be $2,000,000. After a Palliser Damages Event, but prior to payment of the Maha Termination Fee, Palliser shall be deemed to hold such applicable payment in trust for Maha. For greater certainty, Maha is not entitled to more than one payment of the Maha Termination Fee pursuant to this Section 7.7.

7.8	Liquidated Damages

     Each Party acknowledges that the Palliser Termination Fee and the Maha Termination Fee set out in Sections 7.6 and 7.7, respectively, are a payment of liquidated damages which are a genuine pre estimate of the damages which Palliser or Maha, as the case may be, will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Each of the Parties irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the amounts pursuant to Sections 7.6 and 7.7 is the sole monetary remedy of the respective Party receiving such payment; provided, however, that this limitation shall not apply in the event of fraud or intentional breach of this Agreement by either of the Parties. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement, the Confidentiality Agreements or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

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7.9	Closing Matters

(a)

The closing under this Agreement shall take place at the offices of Burnet, Duckworth & Palmer LLP located at 2400, 525 - 8 Avenue SW, Calgary, Alberta T2P 1G1 at the Effective Time on the Effective Date (the "Closing"). At the Closing, each of Palliser and Maha shall deliver all documents required by this Agreement (unless previously delivered pursuant to this Agreement).

(b)

Each of Maha and Palliser shall deliver, at the Closing, such customary certificates, resolutions, legal opinions and other closing documents as may be required by the other parties hereto, acting reasonably. For greater certainty, Palliser and Maha shall also deliver evidence that all regulatory and TSXV approvals to be obtained by them have been obtained.

ARTICLE 8
CONDITIONS

8.1	Mutual Conditions Precedent

     The respective obligations of Maha and Palliser to complete the Transactions contemplated by this Agreement and to file the Articles of Amalgamation for acceptance by the Registrar to give effect to the Amalgamation shall be subject to the satisfaction of each of the following conditions at or prior to the Effective Time:

(a)

there shall not be in force any injunction, order or decree which is final and non-appealable, and there shall not be enacted, promulgated or applied any Governmental Order, (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the Amalgamation; or (B) which constitutes or, if the Amalgamation were consummated, would constitute a Material Adverse Effect;

(b)

the TSXV shall have conditionally approved the Transactions, including the listing thereon of (i) the Resulting Issuer Common Shares to be issued pursuant to the Amalgamation as of the Effective Date and (ii) the Resulting Issuer Common Shares issuable upon exercise of the Resulting Issuer Options and Maha Warrants, in each case subject to compliance with the usual requirements of the TSXV;

(c)

the Palliser Amalgamation Resolution, shall have been approved by not less than two-thirds of the votes cast by Palliser Shareholders, in person or represented by proxy, at the Palliser Meeting in accordance with applicable Laws and this Agreement;

(d)

the Maha Amalgamation Resolution shall have been approved by not less than two-thirds of the votes cast by the Maha Shareholders, in person or represented by proxy, at the Maha Meeting in accordance with applicable Laws and this Agreement; and

(e)	the Bond Issue and Equity Financing shall have been completed on or before the Outside Date for combined aggregate proceeds of not less than US$70,000,000.

     The foregoing conditions are for the mutual benefit of Maha and Palliser and may not be waived by any party other than, the conditions set out in subsections 8.1(a) and 8.1(e), which may be waived by both of the Parties at any time.

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8.2	Additional Conditions Precedent to the Obligations of Maha

     The obligations of Maha to complete the Transactions contemplated hereby shall also be subject to the satisfaction of each of the following conditions at or prior to the Effective Time or such other time as is specified below:

(a)

Palliser shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time;

(b)

the representations and warranties of Palliser contained herein to the extent qualified by materiality or Material Adverse Effect, shall have been true and, to the extent not qualified by materiality or Material Adverse Effect, shall have been true in all material respects, in each case when made and on and as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, which need be true, or true in all material respects, as the case may be, only as of the specified date);

(c)	the Bank consent and forbearance shall continue to be in full force and effect;

(d)

Maha shall have received payout and release letters (with the release and discharge of any underlying security conditioned only upon the receipt of all amounts then due from the Resulting Issuer in the amount identified therein) from the Bank with respect to the Palliser Credit Facility in form and substance satisfactory to Maha, acting reasonably;

(e)

the Identified Palliser Employees shall be employed (and shall not have threatened to resign) by Palliser and shall have employment agreements in effect as of the Closing in such a form that is not less favourable to such employees as exists as of the date hereof and is agreed to by Maha, acting reasonably (in each case disregarding any Identified Palliser Employees whose employment agreements are not in effect because of such person’s death or disability);

(f)

since the date of this Agreement, there shall have been no Material Adverse Effect with respect to Palliser or any event, occurrence or development, including the commencement of any action, suit or other legal proceeding which would be reasonably expected to have a Material Adverse Effect on Palliser;

(g)	Palliser's Net Debt shall be no greater than $50,000,000 at Closing;

(h)	the aggregate Transaction Costs of Palliser shall be not greater than $1,300,000;

(i)

Maha shall have received a certificate of Palliser addressed to Maha and dated the Effective Date, signed on behalf of Palliser by a senior executive officer of Palliser, confirming the matters set out in subsections 8.2(a), (b), (e) and (g);

(j)

since the date of this Agreement, no action, suit or proceeding shall have been taken before or by any Governmental Entity or by any Person that would, if successful, have a Material Adverse Effect on Palliser;

(k)

all consents, authorizations, waivers, orders, licenses and approvals, including the approval of the TSXV, from or notifications to any Persons required under the terms of any of the Contracts of Palliser required in connection with the consummation of the Transactions, shall have been duly obtained or given, as the case may be, at or before the Effective Time on terms satisfactory to Maha acting reasonably, except for any which the failure to obtain or provide does not constitute a Material Adverse Effect;

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(l)

other than Jeffrey Saponja, each of the current directors of Palliser shall resign and deliver customary mutual releases executed by such directors and Palliser and the four (4) nominees of Maha being Ronald Panchuk, Jonas Lindvall, Anders Ehrenblad and Wayne Thompson shall be appointed to fill the vacancies. In addition, other than as set forth in the Maha Disclosure Letter, each of the officers of Palliser shall resign from their respective positions upon payment of the requisite amounts set forth in their respective employment agreements and delivery of mutual releases executed by such officers and the Resulting Issuer;

(m)

holders of not more than five percent (5%) of the Palliser Common Shares shall have exercised their Palliser Dissent Rights (and not withdrawn such exercise) in respect of the Palliser Amalgamation Resolution; and

(n)

all other Appropriate Regulatory Approvals shall have been obtained or received from the Persons having jurisdiction in the circumstances, and all other applicable regulatory requirements and conditions shall have been complied with, the failure to obtain which would, individually or in the aggregate, have a Material Adverse Effect on Palliser, Maha, or the Resulting Issuer after the Effective Time.

     The foregoing conditions are for the benefit of Maha and may be waived in writing, in whole or in part, by Maha at any time.

8.3	Additional Conditions Precedent to the Obligations of Palliser

     The obligations of Palliser to complete the Transactions contemplated shall also be subject to the satisfaction of each of the following conditions at or prior to the Effective Time or such other time as is specified below:

(a)	Maha shall have performed or complied with, in all material respects, its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time;

(b)

the representations and warranties of Maha contained herein to the extent qualified by materiality or Material Adverse Effect, shall have been true and, to the extent not qualified by materiality or Material Adverse Effect, shall have been true in all material respects, in each case when made and on and as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, which need be true, or true in all material respects, as the case may be, only as of the specified date);

(c)

since the date of this Agreement, there shall have been no Material Adverse Effect with respect to Maha or any event, occurrence or development, including the commencement or threat of any action, suit or other legal proceeding against Maha, which would be reasonably expected to have a Material Adverse Effect on Maha;

(d)

since the date of this Agreement, no action, suit or proceeding shall have been taken before or by any Governmental Entity or by any Person against Maha or any of its Subsidiaries that would, if successful, have a Material Adverse Effect on Maha;

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(e)

Palliser shall have received a certificate of Maha addressed to Palliser and dated the Effective Date, signed on behalf of Maha by a senior executive officer of Maha, and confirming that the conditions in subsections 8.3(a), (b), (c), (d) and (f) have been satisfied;

(f)	On or prior to the Effective Time:

(i)

the Resulting Issuer shall have irrevocably maintained Palliser's current directors' and officers' insurance policy or an equivalent policy on a five (5) year "trailing" or "run-off" basis subject in either case to terms and conditions no less advantageous to the directors and officers of Palliser than those contained in the policy in effect on the date hereof, for all present and former directors and officers of Palliser, covering claims made prior to or within five (5) years after the Effective Time; and

(ii)

Maha shall, and shall cause the Resulting Issuer or any successor to the Resulting Issuer to, indemnify the directors and officers of Palliser to the fullest extent to which Maha, Palliser and the Resulting Issuer, as the case may be, are permitted to indemnify such officers and directors under their respective charter, by-laws, Laws and contracts of indemnity;

(g)

all consents, authorizations, waivers, orders, licenses and approvals from or notifications to any Persons required to be obtained by Maha in connection with the consummation of the Transactions, shall have been duly obtained or given, as the case may be, at or before the Effective Time on terms satisfactory to Palliser acting reasonably and consistent with Section 7.4 hereof, except for any which the failure to obtain or provide does not constitute a Material Adverse Effect;

(h)

the directors of Maha and the Maha Shareholders shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Maha and to permit the consummation of the Transactions;

(i)	holders of not more than five percent (5%) of the Maha Common Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) in respect of the Maha Amalgamation Resolution; and

(j)

all other Appropriate Regulatory Approvals shall have been obtained or received from the Persons having jurisdiction in the circumstances, and all other applicable regulatory requirements and conditions shall have been complied with, the failure to obtain which would, individually or in the aggregate, have a Material Adverse Effect on Palliser, Maha, or the Resulting Issuer after the Effective Time.

     The foregoing conditions are for the benefit of Palliser and may be waived in writing, in whole or in part, by Palliser at any time.

8.4	Merger of Conditions

     The conditions set out in Sections 8.1, 8.2 and 8.3 shall be conclusively deemed to have been satisfied, waived or released on the filing by Maha and Palliser of the Articles of Amalgamation, and such other documents as are required to be filed under the ABCA for acceptance by the Registrar to give effect to the Amalgamation and the issuance by the Registrar of a Certificate of Amalgamation.

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ARTICLE 9
AMENDMENT AND TERMINATION

9.1	Amendment

     This Agreement may not be amended except by mutual written agreement of the parties hereto.

9.2	Termination

     This Agreement may be terminated and the Amalgamation abandoned at any time prior to the Effective Time:

(a)	by the mutual written consent of Maha and Palliser;

(b)

by either Maha or Palliser, if there shall be any Law that makes consummation of the Amalgamation illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent Governmental Entity enjoining Maha or Palliser from consummating the Amalgamation shall be entered and such judgment, injunction, order or decree shall have become final and non-appealable;

(c)

by either Maha or Palliser, if the Effective Date does not occur on or prior to the Outside Date provided, however, that the right to terminate this Agreement under this subsection 9.2(c) shall not be available to any Party whose failure or whose affiliate's failure to perform any material covenant, agreement or obligation hereunder has been the cause of, or resulted in, the failure of the Effective Date to occur on or before such date;

(d)

by Palliser if any condition set out in Section 8.1 or 8.3 has not been satisfied (or is incapable of being satisfied) or has not been waived on or before the Outside Date provided, however, that the right to terminate this Agreement under this subsection 9.2(d) shall not be available to any Party whose failure or whose affiliate's failure to perform any material covenant, agreement or obligation hereunder has been the cause of, or resulted in, the failure of the Effective Date to occur on or before such date;

(e)

by Maha if any condition set out in Section 8.1 or 8.2 has not been satisfied (or is incapable of being satisfied) or has not been waived on or before the Outside Date provided, however, that the right to terminate this Agreement under this subsection 9.2(e) shall not be available to any Party whose failure or whose affiliate's failure to perform any material covenant, agreement or obligation hereunder has been the cause of, or resulted in, the failure of the Effective Date to occur on or before such date;

(f)

by Palliser if there is a material breach by Maha of any of its representations, warranties, covenants or agreements contained in this Agreement that could reasonably be expected to cause a condition set forth in Section 8.1 or 8.3 which has not been waived to be incapable of being satisfied on or before the Outside Date;

(g)	by either Party if the Maha Shareholders fail to approve the Maha Amalgamation Resolution in the manner required by Law or by the TSXV;

(h)

by Maha if there is a material breach by Palliser of any representation, warranty, covenant or agreement contained in this Agreement that could reasonably be expected to cause a condition set forth in Section 8.1 or 8.2 which has not been waived to be incapable of being satisfied on or before the Outside Date;

60

(i)	by Palliser upon the occurrence of a Maha Damages Event as provided in Section 7.6;

(j)	by Maha upon the occurrence of a Palliser Damages Event as provided in Section 7.7; and

(k)

by Palliser if it has entered into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of Section 7.4, provided that Palliser has prior to or concurrently with termination paid the Maha Termination Fee.

9.3	Effect of Termination

     If this Agreement is terminated in accordance with the provisions of Section 9.2, no Party shall have any further liability to perform its obligations hereunder except for the provisions of this Section 9.3, Article 7, and Section 10.10; provided that neither the termination of this Agreement nor anything contained in this Section 9.3 shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants and agreements made herein. If it shall be judicially determined that termination of this Agreement under Section 9.2 was caused by breach of this Agreement, then, in addition to any other remedies at law or equity for breach of this Agreement, the Party so found to have breached this Agreement shall indemnify and hold harmless the other parties for their out-of-pocket costs, including fees and expenses of their counsel, accountants, financial advisors and other experts and advisors, incident to the negotiation, preparation and execution of this Agreement and related documentation.

ARTICLE 10
GENERAL

10.1	Investigation

     Any investigation by a Party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of any other Party to this Agreement.

10.2	Notices

     All notices, requests, demands and other communications hereunder (each a "notice") shall be deemed to have been duly given and made, if in writing and if served by: (a) personal delivery upon the Party for whom it is intended; (b) delivered, by registered or certified mail where receipt has been acknowledged requested; or (c) by email, upon receipt of confirmation that such transmission has been received, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

61

(a)	in the case of Palliser:

Palliser Oil & Gas Corporation
600, 255 - 5 Avenue SW
Calgary, AB T2P 3G6

Attention: Kevin J. Gibson, President and Chief Executive Officer
Email: kgibson@palliserogc.com

With a copy, for informational purposes only, to:

Burnet, Duckworth & Palmer LLP
2400, 525 – 8 Avenue SW
Calgary, AB T2P 1G1

Attention: Daryl S. Fridhandler
Email: dsf@bdplaw.com

(b)	in the case of Maha:

Maha Energy Inc.
540, 734 - 7 Avenue SW
Calgary, AB T2P 3P8

Attention: Jonas Lindvall
Email: jonas@mahaenergy.ca

With a copy, for information purposes only, to:

Burstall Winger Zammit LLP
1600, 333 - 7 Avenue SW
Calgary, AB T2P 2Z1

Attention: Doug Stuve
Email: dstuve@burstall.com

     Any such notice, if mailed by registered or certified mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the fourth Business Day after the post-marked date therefor, or if sent by email or other means of electronic communication, shall be deemed to have been received on the Business Day of the sending if sent during normal business hours (otherwise on the following Business Day), or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this Section 10.2. In the event of a general discontinuance of postal service due to strike, lockout or otherwise, notices or other communications shall be delivered by hand or sent by facsimile or other means of electronic communication and shall be deemed to have been received in accordance with this Section 10.2.

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10.3	Assets and Liabilities

     Each of Maha and Palliser shall contribute to the Resulting Issuer all of its assets, subject to its liabilities, as they exist immediately before the Effective Date. The Resulting Issuer shall possess all of the property, rights, privileges and franchises, as they exist immediately before the Effective Date, and shall be subject to all of the liabilities, contracts, disabilities and debts of each of Maha and Palliser, as they exist immediately before the Effective Date. All rights of creditors against the properties, assets, rights, privileges and franchises of Maha and Palliser and all liens upon their properties, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of Maha and Palliser shall thenceforth attach to and may be enforced against the Resulting Issuer. No action or proceeding by or against either of Maha or Palliser shall abate or be affected by the Amalgamation but, for all purposes of such action or proceeding, the name of the Resulting Issuer shall be substituted in such action or proceeding in place of the name of Maha or Palliser, as applicable.

10.4	Assignment

     No Party may assign this Agreement or any of its rights, interests or obligations under this Agreement or the Amalgamation (whether by operation of law or otherwise) without the prior written consent of the other parties.

10.5	Binding Effect

     This Agreement shall be binding upon and shall enure to the benefit of Maha and Palliser and their respective successors and permitted assigns.

10.6	Third Party Beneficiaries

     Nothing in this Agreement, express or implied, shall be construed to create any third party beneficiaries.

10.7	Waiver and Modification

     Except as otherwise provided herein, Palliser, on the one hand, and Maha, on the other hand, may: (i) extend the time for the performance of any of the obligations or other acts of the other; (ii) waive compliance with any of the other's agreement or the fulfilment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in any of the other's representations or warranties contained herein or in any document delivered by the other Party hereto; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the appropriate officer on behalf of such Party.

10.8	No Personal Liability

(a)

No director, officer, employee or agent of Maha shall have any personal liability whatsoever to Palliser under this Agreement, or any other document delivered in connection with the Transactions on behalf of Maha.

(b)

No director, officer, employee or agent of Palliser shall have any personal liability whatsoever to Maha under this Agreement, or any other document delivered in connection with the Transactions on behalf of Palliser.

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10.9	Further Assurances

     Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.10	Expenses

Each of Palliser and Maha shall pay their own Transaction Costs.

10.11	Entire Agreement

     This Agreement, the Confidentiality Agreements and the other agreements and other documents referred to herein, constitute the entire agreement among Maha and Palliser pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among Maha and Palliser with respect to the subject matter hereof.

10.12	Time of Essence

Time is of the essence of this Agreement.

10.13	Severability

     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that Transactions contemplated hereby are fulfilled to the extent possible.

10.14	Injunctive Relief

     The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

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10.15	Execution

     This Agreement may be executed by facsimile and in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement.

PALLISER OIL & GAS CORPORATION

Per:	(Signed) "Kevin J. Gibson"
Kevin J. Gibson
President and Chief Executive Officer

MAHA ENERGY INC.

Per:	(Signed) "Jonas Lindvall"
Jonas Lindvall
President and Chief Executive Officer

SCHEDULE "A"

MAHA AMALGAMATION RESOLUTION

     WHEREAS the directors of Maha Energy Inc. (the "Corporation") have deemed it expedient and in the best interests of the Corporation to enter into a business combination transaction with Palliser Oil & Gas Corporation ("Palliser") structured as an amalgamation (the "Amalgamation") pursuant to an amalgamation agreement entered into between the Corporation and Palliser dated with effect as of July 30, 2014 (the "Amalgamation Agreement"), whereby the Corporation will amalgamate with Palliser, to form an amalgamated Alberta corporation (the "Resulting Issuer");

NOW THEREFORE BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

TRANSACTION

1.	The Amalgamation be and is hereby authorized and approved by the shareholders of the Corporation; and

2.

Any one director or officer of the Corporation be and is hereby authorized for and on behalf of the Corporation and in its name and under its corporate seal or otherwise to do all such further and other acts and things and execute or cause to be executed such further and other instruments, agreements, certificates, acknowledgments, guarantees, mortgages, share pledges, declarations, documents, undertakings, resolutions, powers of attorney and other writings which are, in the opinion of such officer or director, necessary or desirable to complete the Amalgamation, and to further amend any instruments or agreements previously executed or delivered on behalf of the Corporation, all to be in such form and on such terms as shall be approved, such approval to be conclusively evidenced by his/her execution thereto.

AMALGAMATION AGREEMENT

3.

The shareholders of the Corporation hereby authorize, approve, confirm and ratify the form of and the entering into by the Corporation of the Amalgamation Agreement on substantially the same terms and conditions as set forth in the draft Amalgamation Agreement presented to the shareholders of the Corporation.

4.

Any one director or officer of the Corporation be and is hereby authorized to execute and deliver the Amalgamation Agreement, subject to such amendments, additions or deletions as such director or officer may reasonably determine, for and on behalf of the Corporation and any one director or officer of the Corporation be and is hereby further authorized and directed for and on behalf of the Corporation and in its name and under its corporate seal or otherwise to do all such further and other acts and things and execute or cause to be executed such further and other instruments, agreements, certificates, acknowledgments, guarantees, mortgages, share pledges, declarations, documents, undertakings, resolutions, powers of attorney and other writings which are, in the opinion of such officer or director, necessary or desirable to complete the transactions contemplated by the Amalgamation Agreement, and to further amend any instruments or agreements previously executed or delivered on behalf of the Corporation, all to be in such form and on such terms as shall be approved, such approval to be conclusively evidenced by his/her execution thereon.

2

GENERAL

5.

Any one officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation and in its name and under the corporate seal or otherwise to execute all documents as may be necessary to give effect to the foregoing resolutions, including without limitation, the execution and delivery of the Amalgamation Agreement and all other agreements and documents to which the Corporation is a Party as may be contemplated by such resolutions, all to be in such form and on such terms as shall be approved, such approval to be conclusively evidenced by his/her execution thereof.

6.

Any one officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation and in its name and under its corporate seal or otherwise to do all such further and other acts and things and execute or cause to be executed such further and other instruments, agreements, certificates, acknowledgments, guarantees, declarations, documents, undertakings, resolutions, powers of attorney and other writings which are, in the opinion of such officer or director, necessary or desirable to complete the Amalgamation, and to further amend any instruments or agreements previously executed or delivered on behalf of the Corporation, all to be in such form and on such terms as shall be approved, such approval to be conclusively evidenced by his/her execution thereof.

7.	The directors of the Corporation may revoke this resolution before it is acted on without further approval of the shareholders.

SCHEDULE "B"

PALLISER AMALGAMATION RESOLUTION

     WHEREAS the directors of Palliser Oil & Gas Corporation (the "Corporation") have deemed it expedient and in the best interests of the Corporation to enter into a business combination transaction with Maha Energy Inc. ("Maha") structured as an amalgamation (the "Amalgamation") pursuant to an amalgamation agreement entered into between the Corporation and Maha dated with effect as of July 30, 2014 (the "Amalgamation Agreement"), whereby the Corporation will amalgamate with Maha, to form an amalgamated Alberta corporation (the "Resulting Issuer");

NOW THEREFORE BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

TRANSACTION

1.	The Amalgamation be and is hereby authorized and approved by the shareholders of the Corporation; and

2.

Any one director or officer of the Corporation be and is hereby authorized for and on behalf of the Corporation and in its name and under its corporate seal or otherwise to do all such further and other acts and things and execute or cause to be executed such further and other instruments, agreements, certificates, acknowledgments, guarantees, mortgages, share pledges, declarations, documents, undertakings, resolutions, powers of attorney and other writings which are, in the opinion of such officer or director, necessary or desirable to complete the Amalgamation, and to further amend any instruments or agreements previously executed or delivered on behalf of the Corporation, all to be in such form and on such terms as shall be approved, such approval to be conclusively evidenced by his/her execution thereto.

AMALGAMATION AGREEMENT

3.

The shareholders of the Corporation hereby authorize, approve, confirm and ratify the form of and the entering into by the Corporation of the Amalgamation Agreement on substantially the same terms and conditions as set forth in the draft Amalgamation Agreement presented to the shareholders of the Corporation.

4.

Any one director or officer of the Corporation be and is hereby authorized to execute and deliver the Amalgamation Agreement, subject to such amendments, additions or deletions as such director or officer may reasonably determine, for and on behalf of the Corporation and any one director or officer of the Corporation be and is hereby further authorized and directed for and on behalf of the Corporation and in its name and under its corporate seal or otherwise to do all such further and other acts and things and execute or cause to be executed such further and other instruments, agreements, certificates, acknowledgments, guarantees, mortgages, share pledges, declarations, documents, undertakings, resolutions, powers of attorney and other writings which are, in the opinion of such officer or director, necessary or desirable to complete the transactions contemplated by the Amalgamation Agreement, and to further amend any instruments or agreements previously executed or delivered on behalf of the Corporation, all to be in such form and on such terms as shall be approved, such approval to be conclusively evidenced by his/her execution thereon.

2

GENERAL

5.

Any one officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation and in its name and under the corporate seal or otherwise to execute all documents as may be necessary to give effect to the foregoing resolutions, including without limitation, the execution and delivery of the Amalgamation Agreement and all other agreements and documents to which the Corporation is a Party as may be contemplated by such resolutions, all to be in such form and on such terms as shall be approved, such approval to be conclusively evidenced by his/her execution thereof.

6.

Any one officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation and in its name and under its corporate seal or otherwise to do all such further and other acts and things and execute or cause to be executed such further and other instruments, agreements, certificates, acknowledgments, guarantees, declarations, documents, undertakings, resolutions, powers of attorney and other writings which are, in the opinion of such officer or director, necessary or desirable to complete the Amalgamation, and to further amend any instruments or agreements previously executed or delivered on behalf of the Corporation, all to be in such form and on such terms as shall be approved, such approval to be conclusively evidenced by his/her execution thereof.

7.	The directors of the Corporation may revoke this resolution before it is acted on without further approval of the shareholders.

C-1

APPENDIX C

PALLISER FAIRNESS OPINION

September 12, 2014

The Special Committee of the Board of Directors
Palliser Oil & Gas Corporation
600, 255 – 5th Avenue S.W.
Bow Valley Square III
Calgary, Alberta, T2P 3G6

To the Special Committee:

National Bank Financial Inc. ("NBF") understands that Palliser Oil & Gas Corporation ("Palliser") and Maha Energy Inc. ("Maha") have entered into an amalgamation agreement dated July 28, 2014, which may be amended and restated from time to time (the "Amalgamation Agreement"). Pursuant to the Amalgamation Agreement, Palliser and Maha will amalgamate to form a resulting issuer ("Resulting Issuer"), pursuant to which, among other things, holders ("Palliser Shareholders") of common shares of Palliser ("Palliser Shares") will receive, for each Palliser Share held, 0.1393 of a common share of the Resulting Issuer (each whole such share, a "Resulting Issuer Share") and holders ("Maha Shareholders") of common shares of Maha ("Maha Shares") will receive, for each Maha Share held, one (1) Resulting Issuer Share (the "Amalgamation"). The Resulting Issuer Shares to be received by Palliser Shareholders pursuant ot the Amalgamation shall hereinafter be referred to as the "Consideration".

The terms and the conditions of the Amalgamation will be more fully described in the joint information circular (the "Joint Circular") and proxy statement of Palliser and Maha to be mailed to Palliser Shareholders and Maha Shareholders in respect of an annual and special meeting of the Palliser Shareholders (the "Palliser Meeting") and an annual and special meeting of the Maha Shareholders (the "Maha Meeting"), respectively, to approve the Amalgamation. The Amalgamation is subject to a number of conditions, including, without limitation, approval of the Amalgamation by not less than 662/3% of the votes cast by Palliser Shareholders present in person or by proxy at the Palliser Meeting and by not less than 662/3% of the votes cast by Maha Shareholders present in person or by proxy at the Maha Meeting, respectively. Additionally, it is a mutual condition precedent to the completion of the Amalgamation that Maha must complete a bond issuance and equity financing for aggregate proceeds of not less than US$70 million (the "Financing Condition").

We understand that the directors and officers of Palliser, who collectively own, directly or indirectly, or exercise control or direction over, approximately 6.7% of the issued and outstanding Palliser Shares, have entered into support agreements (the "Palliser Support Agreements") whereby they have agreed, among other things, to vote in favour of the Amalgamation, subject to certain conditions.

We understand that certain directors and officers of Maha, and certain Maha Shareholders, who collectively own, directly or indirectly, or exercise control or direction over, approximately 37% of the issued and outstanding Maha Shares, have entered into support agreements (the "Maha Support Agreements" and together with the Palliser Support Agreements, the "Support Agreements") whereby they have agreed, among other things, to vote in favour of the Amalgamation, subject to certain conditions.

To assist the special committee of the board of directors (the "Board") of Palliser (the "Special Committee") in considering the terms of the Amalgamation, and the making of its recommendation in respect thereof to the Board, the Special Committee engaged NBF to provide financial advice. Pursuant to our engagement, we have included our opinion expressed herein (the "Fairness Opinion") as to whether the Consideration to be received by the Palliser Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to the Palliser Shareholders.

ENGAGEMENT OF NATIONAL BANK FINANCIAL

NBF was formally engaged by the Special Committee (the "Engagement Agreement") on January 31, 2014 whereby the Special Committee retained NBF as its financial advisor with respect to a potential transaction. Pursuant to the Engagement Agreement, NBF agreed to provide services in connection with the Amalgamation, including the delivery of a fairness opinion to the Special Committee as to the fairness, from a financial point of view, of the Consideration to be received by the Palliser Shareholders. NBF has not been asked to prepare, and has not prepared, a formal valuation or appraisal of Palliser, Maha or the Resulting Issuer, or any of their respective securities or assets, and the Fairness Opinion should not be construed as such.

The terms of the Engagement Agreement provide that NBF is to be paid a success fee for its services as financial advisor payable upon closing of the Amalgamation, including fees in respect of the delivery of the Fairness Opinion. In addition, Palliser has agreed to reimburse NBF for its reasonable out-of-pocket expenses in addition to virtual data room hosting services and indemnify NBF in certain circumstances. The fees payable to NBF in connection with the Engagement Agreement and the Fairness Opinion are not financially material to NBF.

NBF understands that the Fairness Opinion may, at the discretion of the Special Committee, be included in the Joint Circular, and, subject to the terms of the Engagement Agreement, NBF consents to the inclusion of the Fairness Opinion, in its entirety, and a summary thereof in a form acceptable to NBF, in the Joint Circular should the Special Committee elect to include such, and to the filing thereof with the TSX Venture Exchange and securities commissions or similar regulatory authorities in each province or territory of Canada and any state in the United States where such filing is required.

RELATIONSHIP WITH INTERESTED PARTIES

None of NBF, its affiliates or associates is an insider, associate or affiliate of Palliser, Maha or the Resulting Issuer or any of their respective associates or affiliates (as such terms are defined in the Securities Act (Alberta)) (collectively, the "Interested Parties") or a related party of the Interested Parties. NBF acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, NBF conducts research on securities and has, in the past, in the ordinary course of its business, provided research reports and investment advice to its clients on investment matters, including with respect to the Amalgamation and the Interested Parties. NBF's controlling shareholder, National Bank of Canada, a Canadian chartered bank, is a lender to Palliser. Palliser’s loan is intended to be repaid through proceeds of the Financing Condition. NBF has not participated in public offering of securities of Palliser during the 24 months preceding the date on which NBF was first contacted in respect of the Fairness Opinion.

Other than as set forth above, there are no understandings, agreements or commitments between NBF and any Interested Party with respect to any future business dealings. NBF may, in the future, as it has in the past, in the ordinary course of its business, provide financial advisory, credit or investment banking services to any of the Interested Parties.

CREDENTIALS OF NATIONAL BANK FINANCIAL

NBF is a leading Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Fairness Opinion is the opinion of NBF and the form and content hereof have been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

SCOPE OF REVIEW

In connection with rendering the Fairness Opinion, NBF has reviewed and/or relied upon or carried out, among other things, the following (without attempting to verify the accuracy, completeness or fair presentation thereof):

Transaction documents:

1.	the Amalgamation Agreement;
2.	the Support Agreements;
3.	the Joint Circular;

Disclosure relating to Palliser:

4.	audited annual consolidated financial statements of Palliser as at and for the years ended December 31, 2012 and 2013;
5.	management's discussion and analysis of Palliser for the years ended December 31, 2012 and 2013;
6.	interim unaudited consolidated comparative financial statements of Palliser as at and for the six months ended June 30, 2014;
7.	management's discussion and analysis of Palliser for the six months ended June 30, 2014;
8.	annual information forms of Palliser for the years ended December 31, 2012 and 2013;
9.	information circulars for the annual general and special meetings of Palliser Shareholders held on May 29, 2012, and May 23, 2013;
10.	public information related to the business, operations, financial performance and trading histories of Palliser and other selected oil and gas companies, as we considered relevant;
11.	engagement agreement with Ivy Capital Partners Ltd.

Reserves and other evaluation information relating to Palliser:

12.

the evaluation report, effective December 31, 2013, of Sproule Unconventional Limited., independent engineering consultants of Calgary, Alberta, regarding certain of the petroleum and natural gas reserves of Palliser;

Other information, interviews and discussions relating to Palliser:

13.	financial and operating information, including internal management forecasts of the operations of Palliser;
14.	discussions with senior officers of Palliser regarding financial results, budgets and business plans, key assets and obligations, development projects and abandonment and site reclamation obligations;
15.	due diligence meetings with the management of Palliser;
16.

a letter of representation from senior officers of Palliser, addressed to us and dated the date hereof, as to matters of fact relevant to the Amalgamation and as to the completeness and accuracy of the information upon which this Fairness Opinion is based;

17.

such other financial, market, corporate and industry information, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances;

Disclosure relating to Maha:

18.	audited financial statements of Maha as at and for the eleven months ended December 31, 2013;
19.	management's discussion and analysis of Maha for the eleven months ended December 31, 2013;
20.	interim unaudited consolidated financial statements of Maha as at and for the six months ended June 30, 2014;

21.	management’s discussion and analysis of Maha for the six months ended June 30, 2014;
22.	corporate presentation of Maha for March 2014;

Reserves and other evaluation information relating to Maha:

23.	the evaluation report, effective May 31, 2014, of Chapman Petroleum Engineering Ltd., independent engineering consultants of Calgary, Alberta, regarding the contingent resources of Maha;

Other information, interviews and discussions relating to Maha:

24.	discussions with senior officers of Maha regarding financial results, budgets and business plans, key assets and obligations, development projects and abandonment and site reclamation obligations;
25.	due diligence meetings with the management of Maha;
26.

a letter of representation from senior officers of Maha, addressed to us and dated the date hereof, as to matters of fact relevant to the Amalgamation and as to the completeness and accuracy of the information upon which this Fairness Opinion is based;

27.	comfort letters from Stockholm Corporate Finance: (i) bond financing comfort letter (dated May 23, 2014); (ii) debenture financing comfort letter (dated May 29, 2014);

Other

28.

such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.

In addition to the information described above, NBF also participated in certain meetings and discussions with senior officers of Palliser and Maha and Palliser's and Maha's respective external legal counsel regarding the Amalgamation.

NBF did not meet with the auditors of Palliser or Maha and has assumed the accuracy and fair presentation of the audited and unaudited financial statements of the Interested Parties, and, as applicable, the reports of the auditors thereon. In addition, NBF did not meet with the independent reserve engineers of Palliser or Maha and has assumed the accuracy and fair presentation of the reserve reports of Palliser or Maha.

NBF has not, to its knowledge, been denied access to any information requested.

ASSUMPTIONS AND LIMITATIONS

The Fairness Opinion is subject to the assumptions, explanations and limitations herein before described and as set forth below.

NBF has relied, without independent verification, upon, and has assumed the completeness, accuracy and fair presentation of, all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to NBF by or on behalf of the Interested Parties and their respective advisors or otherwise or as otherwise specified in their respective letters of representation, including, without limitation, in meetings and discussions referred to above under "Scope of Review" (collectively, the "Information"). The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. In addition, NBF has assumed that there is no information relating to the business, operations, assets, liabilities, financial condition, capital or business prospects of Palliser or Maha that is or could reasonably be expected to be material to the Fairness Opinion that has not been disclosed or otherwise made available to NBF as part of the Information. In accordance with the Engagement Agreement, but subject to the exercise of its professional judgment, NBF has not attempted to verify independently the completeness, accuracy or fair presentation of the Information. With respect to any operating and financial models, forecasts, projections and estimates provided to NBF and used in the analysis supporting the opinion, NBF has noted that projecting future results of any entity is inherently subject to uncertainty and has assumed that such financial models, forecasts, projections and estimates have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of management as to the matters covered thereby and in rendering the Fairness Opinion, we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.

Senior officers of Palliser and Maha have represented to NBF in representation letters dated the date hereof, among other things, that: (i) the Information was, at the applicable date of the Information, complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact in respect of Palliser (or its subsidiaries) or Maha (or its subsidiaries) (as the case may be) or the Amalgamation and did not and does not omit to state a material fact in relation to Palliser (or its subsidiaries) or Maha (or its subsidiaries) (as the case may be) or the Amalgamation necessary to make the Information not misleading in light of the circumstances under which the Information was provided; (ii) since the applicable date of such Information and to the extent that such Information has not been superseded and replaced by more recent Information and except as disclosed in writing to NBF or as publicly disclosed, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Palliser (or its subsidiaries) or Maha (or its subsidiaries) (as the case may be) and there has been no change of any material fact which is of a nature so as to render the Information, taken as a whole, untrue or misleading in any material respect; (iii) since the dates on which the Information was provided to NBF, no material transaction has been entered into by Palliser (or its subsidiaries) or Maha (or its subsidiaries) (as the case may be); and (iv) all financial material, documentation and other data concerning the Amalgamation or Palliser (or its subsidiaries) or Maha (or its subsidiaries) (as the case may be), including any projections or forecasts, provided to NBF, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of Palliser or Maha (as the case may be), reflect the assumptions disclosed therein (which assumptions management of Palliser or Maha (as the case may be) believe to be reasonable and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or data not misleading in light of the circumstances in which such financial material, documentation and data were provided to NBF.

With respect to all legal and tax matters relating to the Amalgamation and the implementation thereof, we have relied upon Palliser's legal counsel and tax advisors and have assumed the accuracy of the disclosure, including the validity and efficacy of the procedures being followed to implement the Amalgamation, set forth in the Joint Circular that we have reviewed and do not express any opinion thereon. We do not express any opinion with respect to the tax consequences to Palliser or any Palliser Shareholder that may arise as a result of the Amalgamation and have assumed that no adverse tax consequences arise as a result of the Amalgamation. The Amalgamation is subject to a number of conditions outside of the control of Palliser, Maha and the Resulting Issuer and we have assumed all conditions precedent to the completion of the Amalgamation can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regularity authorities will be obtained, without adverse conditions or qualifications. In rendering the Fairness Opinion, we express no view as to the likelihood that the conditions to the Amalgamation will be satisfied or waived or that the Amalgamation will be implemented as set out in the Joint Circular and the Amalgamation Agreement.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Palliser and Maha and their affiliates, as they were reflected in the Information. In our analyses and in preparing the Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Amalgamation. While NBF believes these assumptions to be reasonable with respect to Palliser, Maha and the Resulting Issuer in the industry in which they operate, some or all of these assumptions may prove to be incorrect.

The Fairness Opinion has been prepared and provided for the use of the Special Committee only and may not be relied upon by any other person without the prior written consent of NBF. For greater certainty, the Fairness Opinion does not constitute: (i) a recommendation to any Palliser Shareholder as to how to vote their Palliser Shares on any matter related to the Amalgamation; (ii) a "tax" opinion in respect of Palliser or any of its assets; (iii) advice as to the price at which the securities of the Resulting Issuer may trade before or after the completion of the Amalgamation; or (iv) a recommendation to acquire the securities of any of the Resulting Issuer.

The Fairness Opinion does not address the relative merits of the Amalgamation as compared to other transactions or business strategies that might be available to Palliser, nor does it address the underlying business decision to enter into the Amalgamation. NBF considered the Amalgamation from the perspective of all Palliser Shareholders generally and did not consider the specific circumstances of any particular Palliser Shareholder. The Fairness Opinion is provided as of the date hereof and NBF disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion that may come or be brought to the attention of NBF after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, NBF reserves the right to change, modify or withdraw the Fairness Opinion.

The Fairness Opinion is based upon a variety of factors. Accordingly, NBF believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by NBF, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of the Fairness Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

NBF has also assumed that all of the representations and warranties contained in the Amalgamation Agreement are correct as of the date hereof and that the Amalgamation will be completed substantially in accordance with its terms and all applicable laws and that the Joint Circular will disclose all material facts relating to the Amalgamation and the Interested Parties and will satisfy all applicable legal requirements.

CONCLUSION

Based upon and subject to the foregoing and such other matters as NBF considered relevant, NBF is of the opinion that, as of the date hereof, the Consideration to be received by the Palliser Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to the Palliser Shareholders.

Yours very truly,

NATIONAL BANK FINANCIAL INC.

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D-1

APPENDIX D

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Maha Energy Inc.

Pro Forma Consolidated Balance Sheet (unaudited)
As at June 30, 2014
(in thousands of United States dollars)

	Maha Energy Inc.	Palliser Oil & Gas Corporation	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Assets					
Current Assets					
Cash and cash equivalents	$ 8,232	$ -	$ 27,341	2	$ 35,573
Accounts receivable	65	4,691	-		4,756
Deposits and prepaid expenses	17	124	-		141
	8,314	4,815	27,341		40,469
Exploration and evaluation assets	9,622	7,572	-		17,194
Property and equipment	357	63,738	1,471	2	65,566
Performance bonds	161	-	-		161
	$ 18,454	$ 76,124	$ 28,812		$ 123,390
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payable and accrued liabilities	$ 231	$ 10,762	$ 2,397	2	$ 13,390
Bank loan	-	39,259	(39,259)	2	-
Financial derivatives	-	3,038	-		3,038
	231	53,060	(36,862)		16,428
Decommissioning provision	281	13,302	-		13,583
Bonds Payable	-	-	52,800	2	52,800
	512	66,361	15,938		82,811
Shareholders' Equity					
Share capital	19,347	50,309	(24,586)	2	45,071
Contributed surplus	303	2,934	(2,934)	2	303
Deficit	(1,708)	(43,481)	40,394	2	(4,795)
	17,942	9,763	12,874		40,579
	$ 18,454	$ 76,124	$ 28,812		$ 123,390

Maha Energy Inc.
Notes to the Pro Forma Consolidated Financial Statements
For the year ended December 31, 2013 and six month period ended June 30, 2014 and as at June 30, 2014
(Unaudited) (in thousands of United States dollars except per share amounts)

1. Basis of presentation:

The accompanying unaudited proforma consolidated statement of financial position as at June 30, 2014 and statement of operations and comprehensive loss for the six month period ended June 30, 2014 and the year ended December 31, 2013 (the "proforma statements") have been prepared to reflect the Amalgamation Agreement (the "Amalgamation") dated as of July 30, 2014 between Maha Energy Inc. ("Maha" or the "Company") and Palliser Oil & Gas Corporation ("Palliser") to form a new corporation to be called "Maha Energy Inc." ("New Maha"). Pursuant to the Amalgamation, shareholders of Palliser will receive 0.1393 of a common share of New Maha for each common share of Palliser and shareholders of Maha will receive one New Maha Share for each common share of Maha.

The pro forma consolidated financial statements have been prepared from information derived from and should be read in conjunction with:

The reporting and functional currency of Palliser is in Canadian ("CAD") dollars. Palliser's financial statements in the pro forma have been converted to United States ("USD") dollars using a CAD/USD exchange rate of 0.9171 as at June 30, 2014, 0.9116 for the six month period ended June 30, 2014, and 0.9708 for the year ended December 31, 2013.

The proforma statements have been prepared by the management of Maha. The unaudited proforma consolidated statement of financial position gives effect to the assumed transactions and assumptions described in Note 2 as if the transactions occurred at the date of the statement of financial position. The unaudited proforma consolidated statements of operations and comprehensive loss for the six months ended June 30, 2014 and year ended December 31, 2013 give effect to the transactions and assumptions as described in Note 2 as if the transactions occurred on January 1, 2013. The proforma statements may not be indicative of the results that would actually have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are consistent with those used in the audited financial statements of Maha for the eleven month period ended December 31, 2013 and Maha's unaudited interim financial statements for the six months ended June 30, 2014. Those financial statements have been prepared in accordance with International Financial Reporting Standards.

In preparing these pro forma consolidated financial statements, no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the combination of Maha and Palliser. In preparing the proforma statements, a review was undertaken by management to identify accounting policy differences between Maha and Palliser which could have a material impact. No significant differences have been identified.

This financial information should be read in conjunction with the financial statements and notes thereto of the financial statements referred to above.

2. Pro forma consolidated balance sheet assumptions and adjustments:

The unaudited pro forma consolidated balance sheet gives effect to the following transactions and adjustments as if they occurred on June 30, 2014:

(a) Completion of the proposed Amalgamation whereby shareholders of Palliser will receive 0.1393 of a common share of New Maha for each common share of Palliser, based on the price of USD $1.25 per Maha common share, being the price at which Maha recently raised USD $10,000 of gross proceeds in a private placement of Maha Shares.

As a condition of closing the Amalgamation, Maha must complete bond and/or equity financings for combined aggregate gross proceeds of not less than USD $70 million prior to October 31, 2014. The pro forma compilation assumes that 10,000,000 common shares are issued at USD $1.50/Maha common share for gross proceeds of $15,000 (transaction costs assumption of 8% of gross proceeds) and a bond financing for gross proceeds of $55,000 (transaction costs assumption of 4% of gross proceeds), with a bond yield assumption of 10% per annum and a four year term. The assumptions used may not be reflective of actual pricing and terms for an equity and bond issue. The net proceeds from the equity issue of $13,800 and bond issue of $52,800 result in the repayment of the bank loan in the amount of

$39,259, a bond payable balance, and an increase of $27,341 in cash and cash equivalents.

On a pro forma basis as at June 30, 2014, this transaction will result in 55,338,187 issued and outstanding common shares of New Maha on a basic basis (58,683,960 fully diluted).

	Number of Common Shares	Share Capital
Maha balance as at June 30, 2014	35,799,304	$19,347
Shares issued to Palliser shareholders	8,986,883	11,234
Shares issued as advisory fee	552,000	690
Equity issuance, net of share issue costs	10,000,000	13,800
Pro forma balance as at June 30, 2014	55,338,187	$45,071

The acquisition will be accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values.

The purchase price equation is as follows:

Consideration given:		
Common Shares issued	$	11,234
Transaction costs		(2,398)
	$	8,838
Fair values of the assets and liabilities acquired:		
Accounts receivable	$	4,691
Deposits and prepaid expenses		124
Exploration and evaluation assets		7,572
Property and equipment		65,209
Accounts payable and accrued liabilities		(13,159)
Bank loan		(39,259)
Financial derivatives		(3,038)
Decommissioning provision		(13,302)
	$	8,838

(b) The purchase price equation represents management's preliminary estimates, including purchase price adjustments, based on information available. The allocation of the purchase price to the assets and liabilities of Palliser will be finalized after the Amalgamation has been completed and the fair values of the assets and liabilities have been determined accordingly. Amendments will be made to these amounts as values subject to estimate are finalized and when the acquisition closes and as such, the above allocation may change.

(c) Certain amounts have been reclassified to conform with the Company's financial statement presentation.

3. Pro forma consolidated statements of operations assumptions and adjustments:

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2013 and for the six months ended June 30, 2014 give effect to the transaction and adjustments referred to above as if they occurred January 1, 2013.

Depletion and depreciation has been reduced and impairment of property, plant and equipment has been removed to give effect to the purchase equation as disclosed in Note 2.

Finance expense has been increased to account for bond financing expenses, net of historical interest expense incurred on the bank loan.

APPENDIX E

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Palliser Shareholders and Maha Shareholders each have the right to dissent in respect of the Amalgamation in accordance with Section 191 of the ABCA. The full text of Section 191 of the ABCA is set forth below.

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

	(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

	(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

	(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

	(d)	be continued under the laws of another jurisdiction under section 189, or

	(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)

A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

	(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of his right to dissent.

(6)	An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

	(a)	by the corporation, or

	(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

	(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

	(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

	(a)	be made on the same terms, and

	(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

	(a)	is not required to give security for costs in respect of an application under subsection (6), and

	(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

	(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

	(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

	(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

	(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

	(f)	the service of documents, and

	(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

	(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

	(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

	(c)	fixing the time within which the corporation must pay that amount to a shareholder; and

	(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)	On:

	(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

	(c)	the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

	(a)	the shareholder may withdraw the shareholder's dissent, or

	(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)

The Court may in its discretion allow a reasonable rate of interest on the amount paid to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

	(a)	the pronouncement of an order under subsection (13), or

	(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

	(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

	(b)	the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX F

INFORMATION CONCERNING PALLISER OIL & GAS CORPORATION

General

Name and Incorporation

Palliser Oil & Gas Corporation was incorporated on November 5, 2005 under the ABCA. The Corporation amended its articles on March 9, 2006 to remove private company and share transfer restrictions. On July 18, 2006, the Corporation amalgamated with 947380 Alberta Ltd. and continued under the name "Palliser Oil & Gas Corporation". Palliser's Common Shares trade on the Exchange under the symbol "PXL".

Palliser is a reporting issuer or the equivalent in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia. The head office of Palliser is located at Suite 600, 255 – 5th Avenue S.W., Calgary, Alberta, T2P 3G6 and its registered office is located at Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

History

Palliser Oil & Gas Corporation is an Alberta based corporation which has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in western Canada since it began active operations in November of 2005. The business plan of Palliser has been to create sustainable and profitable growth in the oil and gas industry in western Canada. To accomplish this, Palliser has focused on enhancing its asset base through land acquisition and exploratory and development drilling, and the recompletion and re-activation of prospects within its core project areas in Alberta and Saskatchewan.

The Corporation's oil and gas production was comprised of an average of 2,340 boe/d of oil and gas for the year ended December 31, 2013. The Corporation's properties are located primarily in the greater Lloydminster areas of Alberta and Saskatchewan. The Corporation presently has 18 full-time employees and 6 consultants.

Funding for Palliser's growth has come from a combination of cash-flow from ongoing operations, the Corporation's bank facilities and equity financings undertaken from time to time by the Corporation. Palliser has also completed certain material acquisitions since its inception as described herein. See "Three Year History".

Three Year History

2011

On January 26, 2011 Palliser acquired certain heavy oil properties (the "Acquired Properties") which were producing approximately 310 bbl/d (net) of heavy oil (the "Manitou Acquisition"). The Acquired Properties are located adjacent to Palliser's existing Manitou properties in the greater Lloydminster area. The total consideration for the Manitou Acquisition was $14.0 million ($44,900 per bbl/d), comprised of $9.5 million cash (funded through bank debt) and 3.0 million Common Shares at a deemed price of $1.50 per share. The Manitou Acquisition closed on January 26, 2011, with an effective date of January 1, 2011. The acquired assets are 100% working interest operated properties and include a battery and salt water disposal facility. For more information about the Acquisition, please see the Business Acquisition Report on SEDAR at www.sedar.com, which is incorporated by reference into this AIF.

On March 16, 2011, Palliser completed an offering of 5,264,000 special warrants (the "2011 Special Warrants") at a price of $1.90 per 2011 Special Warrant resulting in gross proceeds to the Corporation of $10,001,600. Each 2011 Special Warrant entitled the holder to receive one Common Share for no additional consideration on the exercise or deemed exercise of the 2011 Special Warrant, which occurred on March 31, 2011, when Palliser received a receipt for a final short form prospectus of the Corporation dated March 30, 2011 filed with the securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario with respect to the qualification of the distribution of 5,264,000 Common Shares issuable pursuant to the exercise of the 2011 Special Warrants.

Effective April 1, 2011, the Corporation's credit facility with its lender was increased to $18.0 million with interest payable at prime plus 1.5% per annum and no set terms of repayment.

On August 28, 2011, the Corporation changed lenders. The Corporation's new lender provided Palliser with a revolving operating demand loan of $18.0 million with interest at prime plus 1% per annum and an acquisition/development demand loan facility of $10.0 million with interest at prime plus 1.5% per annum, all secured against the assets of Palliser by, among other things, a general security agreement and a $75 million floating charge debenture.

On December 23, 2011, the Corporation completed a public offering of 9,047,700 Common Shares at $0.63 per Common Share ($5,700,051 gross proceeds) and 1,689,000 Common Shares on a flow through basis (the "FT Shares") at $0.77 per FT Share ($1,300,530 gross proceeds) pursuant to a final short form prospectus dated December 15, 2011 and filed with the securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. Aggregate gross proceeds under this public offering were approximately $6,500,000. Concurrent with closing this public offering, the Corporation completed a private placement of an additional 650,000 FT Shares at $0.77 per FT Share for gross proceeds of approximately $500,000.

2012

In February 2012, the Corporation's lender increased the revolving operating demand loan from $18.0 million to $28.0 million. There was no change to the acquisition/development demand loan facility of $10.0 million.

In August 2012, the Corporation's lender increased the revolving operating demand loan from $28.0 million to $33.0 million. There was no change to the acquisition/development demand loan facility of $10.0 million.

On September 17, 2012 Palliser acquired certain heavy oil properties (the "Acquired Properties") which were producing approximately 140 bbl/d (net) of heavy oil (the "2012 Acquisition"). The Acquired Properties are located adjacent to Palliser's existing properties in the greater Lloydminster area. The total consideration for the 2012 Acquisition was $5.3 million ($34,300 per bbl/d), comprised of $3.2 million cash (funded through bank debt) and 3.3 million Common Shares at a deemed price of $0.61 per share. The 2012 Acquisition is consistent with Palliser's strategy of acquiring assets with large oil reserves and historically low recovery factors. The Acquired Assets are 100% working interest operated properties and include two salt water disposal facilities and four salt water disposal wells.

Concurrent with the Acquisition, the Corporation's lender increased the revolving operating demand loan from $33.0 million to $37.5 million. The acquisition/development demand loan facility was reduced from $10.0 million to $5.5 million.

In October 2012, the Corporation's lender increased the revolving operating demand loan from $37.5 million to $37.8. The acquisition/development demand loan facility was reduced from $5.5 million to $5.2 million.

On December 13, 2012, the Corporation completed a non-brokered private placement of 1,462,631 Common Shares on a flow through basis (the "FT Shares") at $0.82 per FT Share ($1,199,357 gross proceeds).

2013

On January 31, 2013, Palliser completed a prospectus offering on a "bought deal" basis of 5,000,000 Common Shares for aggregate proceeds of $3,150,000.

On April 26, 2013 the Corporation announced the implementation of the Palliser Rights Plan. On April 29, 2013 the Corporation announced the implementation of a normal course issuer bid through the facilities of the Exchange for the purchase of up to 5,909,409 Common Shares for the period from May 2, 2013 through to May 1, 2013. Additional details on these matters may be found in the Corporation's SEDAR filings at www.sedar.com.

2014

In late February, 2014, Allan Carswell resigned as President and a director of the Corporation to pursue other opportunities.

For more information concerning events and conditions that have influenced the development of Palliser in 2014, see "The Amalgamation – Background to and Anticipated Benefits of the Amalgamation – Palliser Oil & Gas Corporation".

Other Oil and Gas Information

Principal Properties

The following is a description of our principal oil and natural gas properties as at December 31, 2013. Unless otherwise indicated, production stated is average production for 2013 received in respect of our working interest share before deduction of royalties and before royalty income volumes. Unless otherwise specified, production volumes, gross and net acres, and well information is at December 31, 2013. All wells stated are net wells unless otherwise indicated, as most of the wells in the Corporation are 100% working interest.

Edam, Saskatchewan

The Corporation has a 100% working interest in 6,638 gross acres of land in its Edam area in West-Central Saskatchewan. This area primarily produces heavy oil from the Waseca, Sparky, and G.P. formations at a depth of approximately 500 metres. The Corporation operates 26 producing wells and seven salt water disposal wells in this area. Average production was 442 bopd in the second quarter of 2014 with production estimated at 240 bopd in July, 2014. Proved plus Probable reserves of 3,412 mboe have been recognized as of December 31, 2013.

Lloydminster, Alberta

The Corporation has an average 96% working interest in 20,708 gross acres (18,955 net acres) of land in the Lloydminster area of East-Central Alberta which includes the Lloydminster, Marwayne, Derwent and Swimming properties. This area primarily produces heavy oil from the Sparky, Colony, and G.P. formations at a depth of approximately 600 metres. The Corporation operates 35 producing wells and 3 salt water disposal wells in the area. Production from the area averaged 650 bopd in the second quarter of 2014 with production estimated at 530 bopd in July, 2014. Gross Proved plus Probable reserves of 5,021 mboe have been recognized in the Lloydminster area as of December 31, 2013.

Manitou Lake, Saskatchewan

The Corporation has an average 99% working interest in 16,915 gross acres (16,721 net acres) of land in the Manitou Lake area of West-Central Saskatchewan which includes the Manitou and Marsden property. This area primarily produces heavy oil from the Sparky, Colony, McLaren, and Lloyd formations at a depth of approximately 600 metres. The Corporation operates 34 producing wells and eight salt water disposal wells. Production from the area averaged 608 bopd in the second quarter of 2014 with production estimated at 570 bopd in July, 2014. Gross Proved plus Probable reserves of 873 mboe have been recognized as of December 31, 2013.

Medicine Hat, Alberta

The Corporation has an average 40% working interest in 55,079 gross acres (21,231 net acres) of land in the Medicine Hat/Provost area of Southeast Alberta. This area primarily produces gas from the Second White Specks, Bow Island, Sunburst, and Viking sands at depths up to 1,000 metres. The Corporation has an interest in 26 gross producing gas wells (7.04 net wells) and a 13% interest in a gas processing facility operated by Chinook Energy.

Production averaged 170 mcfd and 5 bopd in the second quarter of 2014 with production estimated at 175 mcfd and 5 bopd in July, 2014. Gross Proved plus Probable reserves of 565 mmcf of gas and 10 mmbl of oil have been recognized as of December 31, 2013.

Competition

The oil and natural gas industry is competitive in all its phases. The Corporation competes with numerous other participants in the search for, and the acquisition of, lands, oil and natural gas projects and properties. Palliser's competitors include companies which have more financial resources, staff and facilities than those of the Corporation. Palliser believes that it has a competitive advantage in its focus areas based upon its ability to identify unique opportunities and utilize new techniques on the land base it controls, the experience it has developed on the plays it pursues and with the technology it utilizes.

Seasonal Factors

The exploration for and development of oil and natural gas reserves in Palliser's focus areas is dependent on access to areas where operational activities are to be conducted. Seasonal weather variations, including freeze-up and break-up can delay such access. None of the Corporation's areas are restricted to winter access only issues.

Environmental Regulation

The oil and gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Compliance with such legislation can require significant expenditures or result in operational restrictions. Breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties, all of which might have a significant negative impact on earnings and overall competitiveness. See below under the headings "Risk Factors – Environmental Risks".

Oil and Gas Wells

The following table sets forth the number and status of wells in which Palliser has a working interest as at December 31, 2013.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta	35	35.00	51	51.00	26	7.04	35	19.60
Saskatchewan	62	61.58	50	48.90	-	-	1	1.00
Total	97	96.58	101	99.90	26	7.04	36	20.60

Land Holdings Including Properties with No Attributed Reserves

The following table sets out our developed and undeveloped land holdings as at December 31, 2013.

	Developed Acres		Undeveloped Acres		Total Acres
	Gross	Net	Gross	Net	Gross	Net

Alberta	40,700	15,477	33,954	28,109	74,549	41,451
Saskatchewan	3,814	3.750	20,232	20,031	22,448	22,254
Total	44,514	19,227	54,186	48,140	96,998	63,705

Palliser expects that rights to explore, develop and exploit 560 net acres of our undeveloped land holdings may expire by December 31, 2014. Palliser plans to drill or submit application to continue the majority of this acreage.

Significant Acquisitions

There are no acquisitions that Palliser has completed within 75 days prior to the date of this Information Circular that are significant acquisitions for the purposes of Part 8 of National Instrument 51-102. In addition, other than the proposed Amalgamation, there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of National Instrument 51-102 if completed as of the date of this Information Circular.

Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the President and Chief Executive Officer of Palliser at 600, 255 - 5 Avenue SW, Calgary, AB T2P 3G6, telephone (403) 209-5717. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

The following documents of Palliser filed with the various securities commissions or similar authorities in the provinces of Canada are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)	the Palliser AIF;

(b)	the Palliser Financial Statements;

(c)	the Palliser MD&A;

(d)	the information circular – proxy statement of Palliser dated April 26, 2013 relating to the annual and special meeting of shareholders held on May 23, 2013;

(e)	the material change report of Palliser dated August 7, 2014 in respect of the Amalgamation.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor's report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by Palliser with the securities commissions or similar authorities in Canada subsequent to the date of this Information Circular and before the Effective Date, are deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular. Information contained on, or otherwise accessed through, Palliser's website at www.palliserogc.com, or any website, other than those documents specifically incorporated by reference herein and filed on SEDAR, does not constitute part of this Information Circular.

Consolidated Capitalization

See "Pro Forma Information of New Maha After Giving Effect to the Amalgamation" for the consolidated capitalization of Palliser as at June 30, 2014 before and after giving effect to the Amalgamation.

Selected Consolidated Financial Information and Management Discussion and Analysis

The following is a summary of selected financial information for Palliser as at June 30, 2014, which should be read in conjunction with the Palliser Financial Statements. See also "Pro Forma Information of New Maha After Giving Effect to the Amalgamation - Selected Pro Forma Financial Information".

	Fiscal 2014			Fiscal 2013
($thousands)	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	13,112	12,793	11,637	18,474	17,294	10,175
Total expenses	32,458	18,344	18,775	19,917	17,904	14,661
Amounts deferred in connection with	Nil	Nil	Nil	Nil	Nil	Nil
the Amalgamation
Net income (loss)	(19,346)	(5,551)	(7,138)	(1,443)	(610)	(4,486)
Per share (basic and diluted)	(0.30)	(0.9)	(0.11)	(0.2)	(0.1)	(0.7)
Total assets	(83,005)	(104,233)	(104,597)	(106,940)	(105,500)	(105,305)
Bank debt	42,808	42,935	37,831	32,952	35,057	31,976

For Palliser's MD&A for its most recent annual financial statements and the most recent subsequently completed interim period see the MD&A filed under Palliser's profile on SEDAR.

Description of Palliser Share Capital

Palliser is authorized to issue an unlimited number of Palliser Shares, an unlimited number of first preferred shares, issuable in series and an unlimited number of second preferred shares, issuable in series. As at September 12, 2014 being the record date for the Palliser Meeting, there were 63,915,979 Palliser Shares and no first preferred shares or second preferred shares issued and outstanding.

Holders of Palliser Shares are entitled to one vote per share at meetings of shareholders of Palliser and are entitled to dividends if, as and when declared by the Palliser Board of Directors and, upon liquidation, dissolution or winding up, to receive the remaining property of Palliser.

Stock Option Plan

For information on the Palliser Stock Option Plan see "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – New Maha Stock Option Plan" and Appendix G – "Palliser Option and Share Compensation Arrangements".

Prior Sales

Palliser has not sold or issued any Palliser Shares or securities convertible into Palliser Shares during the 12 month period prior to the date of this Information Circular other than an aggregate of 51,000 Palliser Options to acquire an equal number of Palliser Shares were granted during this period pursuant to the Palliser Stock Option Plan at a weighted average exercise price of $0.42 per Palliser Share.

Price Range and Trading Volume of Palliser Shares

The outstanding Palliser Shares are listed and posted for trading on the Exchange under the symbol "PXL". The following table sets forth the price range and trading volumes for the Palliser Shares as reported by the Exchange for the periods indicated:

	Price Range ($)
Period	High	Low	Volume (000)

2013
January	$0.74	$0.58	2,784,851
February	$0.63	$0.48	835,836
March	$0.54	$0.43	838,808
April	$0.56	$0.39	2,258,653
May	$0.52	$0.43	2,277,759
June	$0.52	$0.425	1,684,963
July	$0.65	$0.495	1,961,960
August	$0.70	$0.55	1,600,984
September	$0.65	$0.55	1,261,828
October	$0.64	$0.48	2,041,172
November	$0.58	$0.375	1,642,098
December	$0.39	$0.25	2,991,122

2014
January	$0.30	$0.235	2,223,769
February	$0.30	$0.23	3,485,862
March	$0.29	$0.17	2,568,128
April	$0.25	$0.135	3,992,103
May	$0.21	$0.11	2,320,174
June	$0.16	$0.10	4,007,616
July	$0.17	$0.125	2,592,189
August	$0.185	$0.145	6,828,134
September (1 - 12)	$0.20	$0.16	1,896,122

Risk Factors

Readers should carefully consider the risk factors set out below and elsewhere in this information circular and consider all other information contained herein before making an investment decision or a decision with respect to the Transactions. If any of the risks described below materialize, Palliser's business, financial condition or results of operations could be materially and adversely affected. Additional risks and uncertainties not currently known to us that we currently view as immaterial may also materially and adversely affect our business, financial condition or results of operations.

The information set forth below contains "forward-looking statements", which are qualified by the information contained in the section of the Information Circular entitled "Cautionary Note Regarding Forward-Looking Statements and Information".

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Palliser depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves Palliser may have at any particular time, and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Palliser's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Palliser will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, management of Palliser may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Palliser.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, completing (including hydraulic fracturing), operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. Drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including fire, explosion, blowouts, cratering, sour gas releases, spills or other environmental hazards, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, Palliser may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to Palliser. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on Palliser's business, financial condition, results of operations and prospects. In accordance with industry practice, Palliser is not fully insured against all risks, nor are all risks insurable. Although Palliser maintains liability insurance in an amount that it considers consistent with industry practice, the nature of certain risks is such that liabilities could exceed policy limits or not be covered, and in either event Palliser could incur significant costs.

Operating risks include the breakdown or failure of equipment, information systems or processes; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); failure to maintain adequate supplies of spare parts; operator error; and labour disputes, fires, explosions, fractures, acts of terrorists and saboteurs and other similar events, many of which are beyond Palliser's control. The occurrence or continuance of any of these events could reduce earnings and cash flows.

Global Financial Crisis

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the American and European sovereign debt levels have caused significant volatility in commodity prices. These conditions have caused a decrease in confidence in the global credit and financial markets and have created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. This volatility may in the future affect Palliser's ability to obtain equity or debt financing on acceptable terms.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Palliser is and will continue to be affected by numerous factors beyond its control. Palliser's ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. Palliser may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing and storage facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The prices of oil and natural gas prices may be volatile and subject to fluctuation. Any material decline in prices could result in a reduction of Palliser's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or natural gas and a reduction in the volumes of Palliser's reserves. Palliser might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Palliser's expected net production revenue and a reduction in its oil and natural gas acquisition, development and exploration activities. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of Palliser. These factors include economic conditions, in the United States, Canada and Europe, the actions of OPEC, governmental regulation, political stability in North Africa and the Middle East, Northern Africa and elsewhere, conflicts in oil producing states, the foreign supply of oil and natural gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on Palliser's carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on Palliser's business, financial condition, results of operations and prospects.

Oil and natural gas prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, OPEC actions, sanctions imposed on certain oil producing nations by other countries and the ongoing credit and liquidity concerns. Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisitions and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Volatility of Market Price of Common Shares

The market price of the Common Shares may be volatile. The volatility may affect the ability of holders to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to Palliser's operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts' estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by Palliser or its competitors, along with a variety of additional factors, including, without limitation, those set forth under "Forward-Looking Statements". In addition, the market price for securities in the stock markets, including the TSXV, recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of the Common Shares.

Future Sales of Common Shares by Palliser

Palliser may issue additional Common Shares in the future, which may dilute a shareholder's holdings in Palliser. Palliser's articles permit the issuance of an unlimited number of Common Shares and an unlimited number of first and second preferred shares and shareholders will have no pre-emptive rights in connection with such further issuances. Also, additional Common Shares could be issued by Palliser on the exercise of options under the Palliser Stock Option Plan or Palliser Share Unit Plan. Additional information on risks, assumptions and uncertainties are found in this short form prospectus under the heading "Cautionary Note Regarding Forward-Looking Statements and Information".

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

Palliser considers acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as Palliser's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Palliser.

The integration of acquired businesses may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets may be periodically disposed of, so that Palliser can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of Palliser, if disposed of, could be expected to realize less than their carrying value on the financial statements of Palliser.

Operating Costs

Higher operating costs for our underlying properties will directly decrease the amount of funds from operations received by Palliser and, therefore, may reduce amounts available to carry out our capital programs. Labour costs, electricity, propane, well servicing and salt water trucking and disposal are examples of types of operating costs that are susceptible to material fluctuation.

Water Handling

A significant component of Palliser's current assets and development program involves matters related to water, which are critical elements of Palliser's profitability, including: (i) the handling of large volumes of produced water; (ii) the installation, operation and control of salt water disposal facilities; and (iii) the installation and operation of flow lines. The principle risk in supplying adequate salt water disposal is establishing and maintaining well bores which are capable of handling the volumes of produced water anticipated. Palliser is also subject to the risk of potential delays in obtaining regulatory approvals to effect such disposal schemes. The lack of disposal facilities will affect the ability and economics of Palliser to produce the high water cut wells which make up a significant portion of its existing and future operations.

Project Risks

Palliser manages a variety of small and large projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic. Palliser's ability to execute projects and market oil and natural gas depends upon numerous factors beyond Palliser's control, including:

  the availability of processing capacity;
  the availability and proximity of pipeline capacity;
  the availability of storage capacity;
  the availability of, and the ability to acquire, water supplies needed for drilling and hydraulic fracturing, or Palliser's ability to dispose of water used or removed from strata at a reasonable cost and within applicable environmental regulations;
  the supply of and demand for oil and natural gas;
  the availability of alternative fuel sources;
  the effects of inclement weather;
  the availability of drilling and related equipment;
  unexpected cost increases;
  accidental events;
  currency fluctuations;
  changes in regulations;
  the availability and productivity of skilled labour; and
  the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, Palliser could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Forward-Looking Information May Prove Inaccurate

Shareholders and prospective investors are cautioned not to place undue reliance on Palliser's forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risk and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Additional information on the risks, assumption and uncertainties are found under the heading "Cautionary Note Regarding Forward-Looking Statements and Information" of the Information Circular.

Reliance on Key Personnel

Palliser's success depends in large measure on certain key personnel. The loss of the services of such key personnel may have a material adverse effect on Palliser's business, financial condition, results of operations and prospects. Palliser does not have any key person insurance in effect for Palliser. The contributions of the existing management team to the immediate and near term operations of Palliser are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Palliser will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Palliser.

Gathering and Processing Facilities and Pipeline Systems

Palliser delivers its products through gathering, processing and pipeline systems some of which it does not own. The amount of oil and natural gas that Palliser can produce and sell is subject to the accessibility, availability, proximity and capacity of these gathering, processing and pipeline systems. The lack of availability of capacity in any of the gathering, processing and pipeline systems, and in particular the processing facilities, could result in Palliser's inability to realize the full economic potential of its production or in a reduction of the price offered for Palliser's production. Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and gas industry and limit the ability to produce and to market oil and gas production. In addition, the pro-rationing of capacity on inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas. Any significant change in market factors or other conditions affecting these infrastructure systems and facilities, as well as any delays in constructing new infrastructure systems and facilities could harm Palliser's business and, in turn, Palliser's financial condition, results of operations and cash flows.

A portion of Palliser's production may, from time to time, be processed through facilities owned by third parties and over which Palliser does not have control. From time to time these facilities may discontinue or decrease operations either as a result of limitations on capacity for third parties, normal servicing requirements or as a result of unexpected events. Capacity limitations or a discontinuation or decrease of operations could materially adversely affect Palliser's ability to process its production and to deliver the same for sale.

Access to pipeline capacity for the transport of crude oil into the United States for the amount of Canadian production available for export to the United States has recently resulted in significantly lower amounts being realized by Canadian producers compared with the WTI price for crude oil. Although opportunities to move oil by rail continue to grow and will provide new outlets for access to North American refineries otherwise not reachable via existing pipeline infrastructure, supply in excess of current pipeline and refining capacity is expected to continue to exist. Palliser currently transports a significant portion of its oil by rail and could be affected by both positive and negative impacts (i.e., pricing of oil sales from supply/demand issues) that could result from significant fluctuations to this transport method.

Hedging and Financial Derivatives

From time to time Palliser may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, to the extent that Palliser engages in price risk management activities to protect itself from commodity price declines, it may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, Palliser's hedging arrangements may expose it to the risk of financial loss in certain circumstances, including instances in which:

  production falls short of the hedged volumes;

  there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangement;

  the counterparties to the hedging arrangements or other price risk management contracts fail to perform under those arrangements; or

  a sudden unexpected event materially impacts oil and natural gas prices.

Similarly, from time to time Palliser may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Palliser will not benefit from the fluctuating exchange rate.

Substantial Capital Requirements

Palliser is required to make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. As future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, Palliser's ability to do so is dependent on, among other factors, the overall state of the capital markets, Palliser's credit rating (if applicable), interest rates, tax burden due to new tax laws and investor appetite for investments in the energy industry and Palliser's securities in particular. Further, if Palliser's revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Palliser. The inability of Palliser to access sufficient capital for its operations could have a material adverse effect on Palliser's business financial condition, results of operations and prospects.

Additional Funding Requirements

Palliser's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times and from time to time, Palliser may require additional financing in order to carry out its oil and natural gas acquisition, exploration and development activities. As a result of the global economic volatility, Palliser, along with many other oil and natural gas entities, may, from time to time, have restricted access to capital and increased borrowing costs. Failure to obtain such financing on a timely basis could cause Palliser to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Palliser's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Palliser's ability to expend the necessary capital to replace its reserves or to maintain its production. To the extent that external sources of capital become limited or unavailable or available on onerous terms, Palliser's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be materially and adversely affected as a result. In addition, the future development of Palliser's petroleum properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms. Failure to obtain any financing necessary for Palliser's capital expenditure plans may result in a delay in development or production on Palliser's properties.

Credit Facility Arrangements

Palliser currently has a credit facility and the amount authorized thereunder is dependent on the borrowing base determined by the Bank. Palliser is required to comply with covenants under the Palliser Credit Facility which may, in certain cases, include certain financial ratio tests, which from time to time either affect the availability, or price, of additional funding and in the event that Palliser does not comply therewith Palliser's access to capital could be restricted or repayment could be required. The failure of Palliser to comply with such covenants, which may be affected by events beyond Palliser's control, could result in the default under the Palliser Credit Facility which could result in Palliser being required to repay amounts owing thereunder. Even if Palliser is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to Palliser. If Palliser is unable to repay amounts owing, the lender under the Palliser Credit Facility could proceed to foreclose or otherwise realize upon the collateral granted to them to secure the indebtedness. In addition, the Palliser Credit Facility may, from time to time, impose operating and financial restrictions on Palliser that could include restrictions on, the payment of dividends, repurchase or making of other distributions with respect to Palliser's securities, incurring of additional indebtedness, provision of guarantees, the assumption of loans, making of capital expenditures, entering into of amalgamations, mergers, take-over bids or disposition of assets, among others.

Palliser's borrowing base is determined and re-determined by Palliser's lender based on Palliser's reserves, commodity prices, applicable discount rate and other factors as determined by Palliser's lender. A material decline in commodity prices could reduce Palliser's borrowing base, therefore reducing the funds available to Palliser under the Palliser Credit Facility which could result in a portion, or all, of Palliser's bank indebtedness be required to be repaid.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Palliser's claim which may have a material adverse effect on Palliser's business, financial condition, results of operations and prospects. There may be valid challenges to title, or proposed legislative changes which affect title, to the oil and natural gas properties Palliser controls that, if successful or made into law, could impair Palliser's activities on them and result in a reduction of the revenue received by Palliser.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth herein are estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times may vary. Palliser's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, Palliser's independent reserves evaluator has used forecast prices and costs in estimating the reserves and future net cash flows as summarized herein. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from Palliser's oil and natural gas reserves will vary from the estimates contained in the reserve evaluation, and such variations could be material. The reserve evaluation is based in part on the assumed success of activities Palliser intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the reserve evaluation will be reduced to the extent that such activities do not achieve the level of success assumed in the reserve evaluation. The reserve evaluation is effective as of a specific effective date and has not been updated and thus does not reflect changes in Palliser's reserves since that date.

Seasonality

The level of activity in the Canadian oil and natural gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of Palliser.

Competition

The petroleum industry is competitive in all its phases. Palliser competes with numerous other entities in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Palliser's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of Palliser. Palliser's ability to increase its reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery and storage. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. Governments may regulate or intervene with respect to exploration and production activities, prices, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for crude oil and natural gas and increase Palliser's costs, either of which may have a material adverse effect on Palliser's business, financial condition, results of operations and prospects. In order to conduct oil and natural gas operations, Palliser will require licenses from various governmental authorities. There can be no assurance that Palliser will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Palliser to incur costs to remedy such discharge. Although Palliser believes that it will be in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on Palliser's business, financial condition, results of operations and prospects.

Climate Change

Palliser's exploration and production facilities and other operations and activities emit greenhouse gases and require Palliser to comply with greenhouse gas emissions legislation in Alberta or that may be enacted in other provinces. Palliser may also be required comply with the regulatory scheme for greenhouse gas emissions ultimately adopted by the federal government, which regulations are expected to be consistent with the regulatory scheme for greenhouse gas emissions adopted by the United States. The direct or indirect costs of these regulations may have a material adverse effect on Palliser's business, financial condition, results of operations and prospects. The future implementation or modification of greenhouse gases regulations, whether to meet the limits regulated by the Copenhagen Accord or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of Palliser. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact on Palliser and its operations and financial condition.

Variations in Foreign Exchange Rates and Interest Rates

World oil and natural gas prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. In recent years, the Canadian dollar has increased materially in value against the United States dollar. Material increases in the value of the Canadian dollar negatively impact Palliser's production revenues. Future Canadian/United States exchange rates could accordingly impact the future value of Palliser's reserves as determined by independent evaluators.

To the extent that Palliser engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which Palliser may contract.

An increase in interest rates could result in a significant increase in the amount Palliser pays to service debt, which could negatively impact the market price of the Common Shares of Palliser.

Issuance of Debt

From time to time Palliser may enter into transactions to acquire assets or shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase Palliser's debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, Palliser may require additional debt financing that may not be available or, if available, may not be available on favourable terms. Neither Palliser's articles nor its by-laws limit the amount of indebtedness that Palliser may incur. The level of Palliser's indebtedness from time to time, could impair Palliser's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Palliser and may delay exploration and development activities.

Insurance

Palliser's involvement in the exploration for and development of oil and natural gas properties may result in Palliser becoming subject to liability for pollution, blow outs, leaks of sour natural gas, property damage, personal injury or other hazards. Although Palliser maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, certain risks are not, in all circumstances, insurable or, in certain circumstances, Palliser may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to Palliser. The occurrence of a significant event that Palliser is not fully insured against, or the insolvency of the insurer of such event, may have a material adverse effect on Palliser's business, financial condition, results of operations and prospects.

Geo-Political Risks

The marketability and price of oil and natural gas that may be acquired or discovered by Palliser is and will continue to be affected by political events throughout the world that cause disruptions in the supply of oil. Conflicts, or conversely peaceful developments, arising in the Middle East, North Africa and other areas of the world have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and therefore result in a reduction of Palliser's net production revenue.

In addition, Palliser's oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of Palliser's properties, wells or facilities are the subject of terrorist attack it may have a material adverse effect on Palliser's business, financial condition, results of operations and prospects. Palliser does not have insurance to protect against the risk from terrorism.

Dilution

Palliser may make future acquisitions or enter into financings or other transactions involving the issuance of securities of Palliser which may be dilutive.

Management of Growth

Palliser may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Palliser to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Palliser to deal with this growth may have a material adverse effect on Palliser's business, financial condition, results of operations and prospects.

Diluent Supply

Heavy oil is characterized by high specific gravity or weight and high viscosity or resistance to flow. Diluent is required to facilitate the transportation of heavy oil. A shortfall in the supply of diluent may cause its price to increase thereby increasing the cost to transport heavy oil to market and correspondingly increasing Palliser's overall operating cost, decreasing its net revenues and negatively impacting

Expiration of Licences and Leases

Palliser's properties are held in the form of licences and leases and working interests in licences and leases. If Palliser or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of Palliser's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on Palliser's business, financial condition, results of operations and prospects.

Dividends

Palliser has not paid any dividends on its outstanding Common Shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of Palliser, the need for funds to finance ongoing operations and other considerations as the board of directors of Palliser considers relevant.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. Palliser is not aware that any claims have been made in respect of its properties and assets; however, if a claim arose and was successful such claim may have a material adverse effect on Palliser's business, financial condition, results of operations and prospects.

Third Party Credit Risk

Palliser may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and counterparties. In the event such entities fail to meet their contractual obligations to Palliser, such failures may have a material adverse effect on Palliser's business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in Palliser's ongoing capital program, potentially delaying the program and the results of such program until Palliser finds a suitable alternative partner.

Conflicts of Interest

Certain directors of Palliser are also directors of other oil and natural gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA .

Operational Dependence

Other companies operate some of the assets in which Palliser has an interest. As a result, the Palliser has limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect Palliser's financial performance. Palliser's return on assets operated by others therefore depends upon a number of factors that may be outside of Palliser's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Hydraulic Fracturing

Hydraulic fracturing involves the injection of water, sand and small amounts of additives under pressure into rock formations to stimulate hydrocarbon (oil and natural gas) production. The use of hydraulic fracturing is being used to produce commercial quantities of oil and natural gas from reservoirs that were previously unproductive. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delays, increased operating costs or third party or governmental claims, and could increase Palliser's costs of compliance and doing business as well as delay the development of oil and natural gas resources from shale formations which are not commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that Palliser is ultimately able to produce from its reserves.

Compensation Discussion and Analysis

The Palliser Compensation Committee determines the compensation to be provided to the executive officers of Palliser and, in doing so, receives input from the President and Chief Executive Officer of Palliser (the "Chief Executive Officer" or the "CEO") in respect of all executive officers other than the Chief Executive Officer. Executive compensation for the 2013 financial year was primarily comprised of: (i) base salaries; (ii) participation in the Palliser Bonus Plan (as hereinafter defined), where appropriate; (iii) participation in the Palliser Stock Option Plan; (iv) participation in the Palliser Share Unit Plan; and (v) participation in the Purchase Plan (as hereinafter defined), which were set by the Palliser Compensation Committee on the recommendation of the Chief Executive Officer.

The Palliser Compensation Committee is comprised of Messrs. Jeffrey C. Saponja (Chair), Stephen C. Hayden and Daryl S. Fridhandler. All these directors are "independent" for the purposes of National Instrument 58-201 – Corporate Governance Guidelines.

The objective of Palliser's compensation program is to attract, motivate, reward and retain the management talent that is needed to achieve Palliser's business objectives. The Palliser Compensation Committee has not retained an independent outside compensation consultant to assist with a review and updating of Palliser's compensation program. The Palliser Compensation Committee has endeavored to update the compensation program to ensure that compensation remains competitive with other companies of similar size and is reflective of the experience, performance, and contribution of the individuals involved and the overall performance of Palliser. Based on a policy that includes pay-for-performance incentives, the compensation program of Palliser has been designed to reward executive officers and the other employees of Palliser on individual performance and the achievement of corporate objectives. The compensation program of Palliser is comprised of short, medium and long term elements that include cash and equity-based compensation. The significant elements of Palliser's compensation program are base salary, the payment of bonuses where appropriate, and participation in the Palliser Stock Option Plan and the Purchase Plan.

In addition, a health spending account is provided to all employees, including executive officers.

The compensation plan is generally administered and changes become effective for January 1 of each year, as established in May of that year. This date has been chosen as it is subsequent to the date when Palliser's and most of Palliser's peer companies' year-end information is available and budgets and forecasts have been disclosed. The Palliser Compensation Committee reviews third party industry information regarding overall compensation, including salary and bonus levels, to ensure that Palliser remains competitive. The bonus component and long term options and share unit grants are the most at risk elements of the compensation plan. The compensation of all Palliser employees, including Named Executive Officers (as hereinafter defined), is consistent with the above policies.

The Chief Executive Officer is responsible for making recommendations to the Palliser Compensation Committee with respect to compensation for the executive officers of Palliser. In making such recommendations, the CEO reviews the compensation data compiled from Palliser's industry survey, corporate performance as well as individual executive officer performance.

Upon the receipt of the recommendations from the CEO, the Palliser Compensation Committee reviews and evaluates Palliser's overall performance as well as the compensation data from an industry survey. Consultation between the CEO and the Chairman of the Palliser Compensation Committee customarily takes place during this process. Recommendations for executive compensation are then made by the Palliser Compensation Committee to the Palliser Board of Directors for approval.

Base Salaries

The first element of Palliser's compensation program is the payment of base salaries. The payment of base salaries is a fundamental component of Palliser's compensation program and serves to attract and retain highly qualified executives while providing those executives with sufficient income so that they can maintain a reasonable standard of living. Generally, salaries are based on the lower end of industry levels.

Salaries for executive officers are reviewed annually based on a review of corporate and personal performance, individual levels of responsibility and general peer group salaries. Salaries of executive officers have not been determined based on specific benchmarks, performance goals or a specific formula. The Palliser Compensation Committee submits its recommendation to the Palliser Board as to the salary of all executive officers.

Palliser Bonus Plan

The second element of Palliser's compensation program is a bonus plan (the "Palliser Bonus Plan"), which provides Palliser with a means for a medium term incentive. The Palliser Bonus Plan is a performance based component of the compensation program which consists of cash bonuses paid to certain executive officers (and other employees), where bonuses are discretionary and under the purview of the Palliser Compensation Committee. The Palliser Bonus Plan is designed to reward Palliser's executive officers (and other employees) for above-average performance of their duties and for their contribution to the achievement of personal or Palliser's annual goals and objectives. In addition, the Palliser Bonus Plan serves as a retention incentive to encourage employees to remain in the employ of Palliser.

The payment of bonuses is subject to approval of recommendations by the Palliser Board of Directors and the Palliser Board of Directors has the right to amend or suspend the Palliser Bonus Plan at its discretion. No amounts were paid or are payable for the 2013 financial year.

Palliser Option and Share Compensation Arrangements

The medium term focus of the Palliser Bonus Plan is complemented and supplemented by the medium-term focused Purchase Plan and the Palliser Share Unit Plan. A longer term incentive is provided by the Palliser Stock Option Plan, which is designed to reward certain executive officers and other grantees in relation to long term Palliser Shareholder return.

Palliser Stock Option Plan

As at the date hereof Palliser has issued a total of 3,624,500 Palliser Options under the Palliser Stock Option Plan, which pursuant to the Amalgamation will become 504,893 New Maha Options. See "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – New Maha Stock Option Plan".

The Palliser Stock Option Plan is an integral component of Palliser's total compensation program in terms of attracting and retaining key employees and serves to enhance Palliser Shareholder value by aligning the interests of executives and employees with the growth and profitability of Palliser. The Palliser Compensation Committee determines the number of Palliser Options to be granted to executive officers based on the recommendation of the Chief Executive Officer (for awards other than his own).

Pursuant to the Palliser Stock Option Plan, directors, officers, employees and consultants are eligible to participate. Awards of Palliser Options are made from time to time to participants at varying levels which are generally consistent with the individual's level of responsibility within Palliser. Palliser Options are priced by the Palliser Board of Directors at a price that is equal or greater to the market price at the grant date, which will be equal to the weighted average trading price of the Palliser Shares on the Exchange for the five days immediately prior to the date of the grant (which cannot be less than the Discounted Market Price as such term is defined in the TSXV Rules). The term, vesting provisions and other provisions of the options are subject to the terms of the Palliser Stock Option Plan and to the discretion of the Palliser Board of Directors.

Palliser Options granted pursuant to the Palliser Stock Option Plan are exercisable at the price determined by the Palliser Board of Directors. The maximum number of Palliser Shares that may be issued pursuant to the Palliser Stock Option Plan is (i) a number not greater than 10% of the Palliser Shares outstanding from time to time, and (ii) to any one individual under the Palliser Stock Option Plan is 5% of the Palliser Shares outstanding at the time of grant (calculated on a non-diluted basis). Palliser Options granted under the Palliser Stock Option Plan may be exercised during a period not exceeding five (5) years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be an employee, senior officer, director or service provider of Palliser or any of its subsidiaries, as applicable, or upon the optionee retiring or dying. The Palliser Stock Option Plan provides the optionee that has ceased to be a participant under the Palliser Stock Option Plan, for any reason, sixty (60) days to exercise any or all of his or her vested Palliser Options, after which time such vested Palliser Options will expire. The Palliser Stock Option Plan contains provisions for adjustment in the number of Palliser Shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the Palliser Shares, a merger or other relevant changes in Palliser's capitalization. The Palliser Board of Directors may, from time to time, amend or revise the terms of the Palliser Stock Option Plan. The Palliser Stock Option Plan does not contain any provision for financial assistance by Palliser in respect of Palliser Options granted thereunder.

The policies of the Exchange require that the Palliser Stock Option Plan be approved every year by Palliser Shareholders. The Palliser Stock Option Plan was last approved by Palliser Shareholders at Palliser's last annual and special meeting held on May 23, 2013. Subsequent to the last annual and special meeting of Palliser Shareholders, the Palliser Stock Option Plan has been amended to implement certain "housekeeping" amendments, namely the following:

a)

the addition of a provision that provides that if the normal expiry date of an Palliser Option falls within any black-out period (being a period of time when pursuant to any policies of Palliser, any securities of Palliser may not be traded by certain persons as designated by Palliser) and the Palliser Optionee (as defined in the Palliser Stock Option Plan) is subject to the black-out period, the expiry date of such Palliser Options shall be extended to the date that is ten (10) business days following the end of such black-out period;

b)	the revision of the "Exercise Price" section, to make the minimum exercise price of Palliser Options issued pursuant to the Palliser Stock Option Plan consistent with the requirements of the Exchange;

c)

the addition of a provision entitling Palliser to deduct or withhold, or require a Palliser Optionee to remit to Palliser, the required amount to satisfy federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of participating in the Palliser Stock Option Plan;

d)

the addition of a provision that clarifies that a holder of a Palliser Option shall be responsible for all taxes with respect to any Palliser Options held under the Palliser Stock Option Plan and that the Palliser Board of Directors and Palliser make no representations to any person regarding the tax treatment of the Palliser Options or payments made under the Palliser Stock Option Plan and none of Palliser, nor any of its employees or representatives shall have any liability to a holder of Palliser Options with respect thereto; and

e)

the addition of a provision that clarifies that the Palliser Stock Option Plan entirely replaces and supersedes the prior share option plan approved by the Palliser Shareholders or enacted by the Palliser Board of Directors.

Employee Stock Purchase Plan

Palliser has established, approved and implemented a plan for employees, including executive officers, to contribute a portion of their salary, to a maximum of 20%, to an employee stock purchase plan (the "Purchase Plan"). Palliser will contribute to the Purchase Plan a matching amount of employee contributions. The funds can then be used to buy Palliser Shares on the open market, if the Palliser Shares are listed, or from treasury during each calendar month. With a matching contribution by Palliser, employees are able to acquire Palliser Shares at a discount to the current market price which encourages proprietary and longer term thinking regardless of market or share price fluctuations. Under the terms of the Purchase Plan, employees are required to hold the Palliser Shares purchased on their behalf pursuant to the Purchase Plan for at least one (1) year before they can sell or transfer or otherwise dispose of them. The Purchase Plan became active in March, 2010 following listing of Palliser's Palliser Shares on the Exchange.

Palliser Share Unit Plan

In a manner similar to the Palliser Stock Option Plan, the Palliser Share Unit Plan is an integral component of Palliser's total compensation program in terms of attracting and retaining key employees and serves to enhance Palliser Shareholder value by aligning the interests of executive officers and eligible employees with the growth and profitability of Palliser. Palliser Share Units may be granted to executive officers based on the recommendation of the Chief Executive Officer (for awards other than his own).

Palliser Share Units are designed to provide long-term incentive and will vest in accordance with applicable performance related vesting conditions and continued service to Palliser. The Palliser Board and Compensation Committee retains discretion as to vesting conditions for Palliser Share Units.

Once Palliser Share Units have vested, they may be exchanged for Palliser Shares of Palliser issued from treasury or, at Palliser's option, cash equal to the Market Value (as defined in the Palliser Share Unit Plan) of the Shares.

There are an aggregate of 631,944 Palliser Share Units outstanding, of which 598,612 will vest pursuant to the Palliser Share Unit Plan. The vested Palliser Share Units, pursuant to the consolidation of Palliser Shares to New Maha Shares of 0.1393 to one, will become 83,386 New Maha Shares.

Risk Oversight

Palliser's executive compensation program is administered by the Palliser Compensation Committee. In carrying out its mandate the implications of the risks associated with Palliser's compensation policies and practices are discussed by the Palliser Compensation Committee and the Palliser Board. The Palliser Compensation Committee does not believe Palliser's compensation programs encourage its executive officers to take inappropriate or excessive risks. This assessment is based on a number of considerations including, without limitation, the following: (i) Palliser's compensation policies and practices are uniform throughout the organization and there are no significant differences in compensation structure among the senior executive officers; (ii) the overall compensation program is market based and aligned with Palliser's business plan and long-term strategies (the compensation package for executive officers consists of fixed (base salary) and variable elements (Share Purchase Plan, cash bonus, Palliser Options and Palliser Share Unit awards) which are designed to balance short term goals and the long-term interests of Palliser and are aimed at creating sustainable value for Palliser Shareholders); (iii) the compensation expense to executive officers is not a significant percentage of Palliser's revenue; (iv) Palliser Options granted under Palliser's Stock Option Plan generally vest over a three (3) year period which further mitigates any short-term risk taking potential; and (v) results of annual corporate performance and performance assessments of senior executives are reviewed and considered in awarding compensation and such discretionary judgement is applied in awarding both discretionary bonuses and future compensation.

The Palliser Compensation Committee has noted a risk with Palliser Options granted under the Palliser Stock Option plan; namely, that the value of Palliser Shares may be impacted by various matters including those relating to Palliser's results but also by matters external to Palliser affecting stock prices generally and/or those relating to issuers in business similar to Palliser. To the extent that those results or factors negatively impact on the trading price of the Palliser Shares, it may remove any incentive to holders of Palliser Options to the extent that they are "out-of-the-money". To the extent that Palliser Options are "out-of-the-money", notwithstanding that a holder may hold unvested Palliser Options, they may have no or little retention effect depending on future expectations as to the trading price of the Palliser Shares.

Short Sales, Put, Calls and Palliser Options

The Disclosure, Confidentiality and Trading Policy of Palliser, stipulates that directors, officers (including the Named Executive Officers) and employees of Palliser shall not: (a) knowingly sell, directly or indirectly, a security of Palliser if such director, officer or employee who is selling such security does not own or has not fully paid for the security to be sold; or (b) directly or indirectly, buy or sell a call or put in respect of a security of Palliser. Notwithstanding these prohibitions, directors, officers and employees of Palliser may sell a security which such director, officer or employee does not own if such director, officer or employee owns another security convertible into such security or an option or right to acquire such security sold and, within ten (10) days after the sale, such director, officer or employee: (i) exercises the conversion privilege, option or right and delivers the securities so associated to the purchaser; or (ii) transfers the convertible security, option or right, if transferable to the purchaser.

Compensation Governance

As of December 31, 2013, the members of the Palliser Compensation Committee were Messrs. Jeffrey C. Saponja (Chair), Stephen C. Hayden and Daryl S. Fridhandler, each of whom is independent within the meaning of Section 1.4 of National Instrument 52-110.

The members of the Palliser Compensation Committee bring different perspectives and approaches that enable the Palliser Compensation Committee to make decisions on the suitability of Palliser's compensation policies and practices. The members of the Palliser Compensation Committee are highly experienced professionals and executives who have dealt with numerous compensation issues in the course of their leadership roles and advisory positions within the energy industry. Their background, experiences and perspectives provide a significant level of governance qualification in respect of decisions relating to Palliser's compensation program including executive compensation and the many other human resources matters that they are responsible for as outlined in the Palliser Compensation Committee mandate.

During the most recently completed financial year of Palliser, the Palliser Compensation Committee did not retain the services of a compensation consultant to assist the Palliser Compensation Committee and the Palliser Board to determine the compensation of the directors or executive officers of Palliser. Palliser initially retained compensation advisors in April, 2010, to review the competiveness of the total compensation for the Palliser Board of Directors and executive officers of Palliser and to recommend for consideration by the Palliser Compensation Committee and the Palliser Board changes (if any) to plan elements or strategy to align them with current market practices.

The Palliser Compensation Committee has the responsibility for, among other things, reviewing matters relating to the human resource policies and compensation of the directors, officers and employees of Palliser in the context of the budget and business plan of Palliser. As part of the mandate and responsibility of the Palliser Compensation Committee, the Palliser Compensation Committee is responsible for formulating and making recommendations to the Palliser Board of Directors in respect of compensation issues relating to directors, officers and employees of Palliser. The Palliser Compensation Committee has the following duties:

1.

to review the compensation philosophy and remuneration policy for employees of Palliser and to recommend to the Palliser Board changes to improve Palliser's ability to recruit, retain and motivate employees;

2.	to review and recommend to the Palliser Board the retainer and fees to be paid to members of the Palliser Board;

3.

to review and approve performance objectives and the compensation for the CEO, evaluate the CEO's performance in light of those corporate goals and objectives, and determine (or make recommendations to the Palliser Board with respect to) the CEO's compensation level based on such evaluation;

4.	to recommend to the Palliser Board, on the direction of the CEO, compensation and benefits package for senior management positions in Palliser;

5.

to administer the Palliser Stock Option Plan approved by the Palliser Board in accordance with its terms including the recommendation to the Palliser Board of the grant of Palliser Options in accordance with the terms thereof;

6.

to determine and recommend for approval of the Palliser Board bonus plans and bonuses to be paid to officers and employees of Palliser and to establish targets or criteria for the payment of such bonuses, if appropriate; and

7.

to review the annual disclosure in respect of compensation matters required by applicable securities laws to be made by Palliser including the Statement of Executive Compensation required to be included in the information circular – proxy statement of Palliser for its annual shareholder meeting.

Summary Compensation Table

Securities legislation requires the disclosure of the compensation received by each Named Executive Officer of Palliser for the most recently completed financial year. "Named Executive Officer" is defined by the legislation to mean: (i) the Chief Executive Officer of Palliser; (ii) the Chief Financial Officer of Palliser; (iii) each of Palliser's three most highly compensated executive officers or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 for that financial year; and (iv) each individual who would be a "Named Executive Officer: under paragraph (iii) but for the fact that the individual was neither an executive officer of Palliser, nor acting in a similar capacity, at the end of the most recently completed financial year. "Executive Officer" is defined by the legislation to mean (i) the chair, vice-chair or president; (ii) a vice-president in charge of a principal business unit, division or function including sales, finance or production; or (iii) an individual performing a policy-making function in respect of Palliser.

The following table and notes thereto provide a summary of the compensation paid to each Named Executive Officer of Palliser for the financial years ended December 31, 2013, 2012 and 2011.

					Non-equity Incentive Plan
					Compensation
				Palliser	($)
				Option-	Annual	Long Term
			Share-based	based	Incentive	Incentive	Pension	Total
Name and Principal		Salary	Awards	Awards(4)	Plans(5)	Plans(6)	Value	Compensation(7)(8)
Position	Year	($)	($)(3)	($)	($)	($)	($)	($)

Kevin J. Gibson(1)	2013	240,000	43,200	25,911	Nil	44,665	Nil	353,776
President, Chief Executive	2012	200,000	18,300	110,066	78,437	38,992	Nil	445,795
Officer and a Director	2011	185,000	40,500	176,900	50,000	35,609	Nil	488,009

Allan B. Carswell(1)(2)	2013	225,000	54,720	43,184	Nil	42,080	Nil	364,984
Former President and Chief	2012	190,000	15,250	109,563	74,515	36,992	Nil	426,320
Operating Officer	2011	175,000	33,750	154,788	55,000	32,704	Nil	451,242

Ivan J. Condic	2013	181,000	33,600	20,153	Nil	35,277	Nil	270,030
Vice President, Finance and	2012	170,000	9,150	55,033	53,394	33,328	Nil	320,905
Chief Financial Officer	2011	160,000	20,250	97,295	43,000	31,079	Nil	351,624

Glenn Taylor	2013	191,000	33,600	20,153	Nil	37,281	Nil	282,034
Vice President, Production	2012	180,000	9,150	55,033	63,639	34,664	Nil	342,486
and Operations	2011	160,000	20,250	119,408	34,000	31,079	Nil	364,737

Robert Padget	2013	187,000	33,600	20,153	Nil	Nil	Nil	240,753
Vice President, Engineering	2012	170,000	9,150	55,033	60,103	Nil	Nil	294,286
	2011	160,000	20,250	97,295	43,000	Nil	Nil	320,545

Notes:

(1)	Messrs. Gibson and Carswell were not paid compensation in their capacity as directors of Palliser.

(2)	Mr. Carswell ceased to be a director or officer of Palliser effective February 25, 2014.

(3)

Share-based awards consist of Palliser Share Units granted during the relevant fiscal year under the Palliser Share Unit Plan. Amounts presented are equal to the grant date fair value multiplied by the number of Palliser Share Units granted. The grant date fair value is equal to the trading price of the Palliser Shares for the day immediately preceding the date of grant. Palliser Share Units for the year ended December 31, 2013,, vest one-third on each of the first, second and third anniversary of the date of grant. Palliser Share Units for the year ended December 31, 2012 vest between June 30, 2013 and June 30, 2015, depending on achieving established performance targets. Palliser Share Units for the year ended December 31, 2011 vest between June 30, 2012 and June 30, 2014, depending on achieving established performance targets. The vesting of Palliser Share Units is subject to certain acceleration events, including the Amalgamation.

(4)

Reflects the value of Palliser Options issued under the Palliser Stock Option Plan based on the grant date fair value of the applicable awards. Value of Palliser Options was attributed using the Black-Scholes option pricing model using the following assumptions for each of 2013, 2012 and 2011; volatility of 81%, risk free interest rate of 2.25%, expected life of five years and expected future dividends of nil.

(5)	Reflects the cash amounts awarded to the Named Executive Officer under the Palliser Bonus Plan in respect of the respective year end but made payable in the subsequent fiscal year.

(6)

The amounts paid to Named Executive Officer for the period of January 1, 2014 to June 30, 2014 are the amounts noted after each of the following Named Executive Officer names: Kevin J. Gibson (Salary $120,000, Employee Stock Purchase Plan ("ESPP") $24,000), Allan B. Carswell (Salary $37,500 (Jan 1 to resignation date Feb 25, 2014)), Retiring Allowance $150,000, ESPP $7,500), Ivan J. Condic (Salary $90,500, ESPP $6,032), Glenn Taylor (Salary $95,500, ESPP $19,098) and Robert Padget (Salary $93,500).

(7)	Reflects matching amounts contributed by Palliser pursuant to the Purchase Plan. The maximum contribution under this plan is 20 percent of the employee's base salary.

(8)

The value of perquisites and benefits for each Named Executive Officer is less than $50,000 and less than 10% of each Named Executive Officer's total salary for the financial years ended December 31, 2013, 2012 and 2011.

(9)

Total Compensation reflects the value of share and option-based awards at the time of grant. As at December 31, 2013, the option-based award values are greatly reduced as there is a significant difference in Palliser's share price and the grant prices of the option-based awards.

Incentive Plan Awards

Outstanding Share-Based Awards and Palliser Option-Based Awards

The following table sets forth all Share-Based Awards and Palliser Option-based awards outstanding at the end of the financial year ended December 31, 2013, for the Named Executive Officers.

Outstanding Palliser Option-Based and Share-Based Awards
At the End of the Financial Year Ended December 31, 2013

		Palliser Option-Based Awards			Share-Based Awards

						Market or
					Number of	payout
	Number of			Value of	Shares or	value of
	securities			unexercised in-	Units of	share-based
	underlying	Palliser Option		the money	Shares that	awards that
	unexercised	exercise	Palliser Option	options(2)	have not	have not
Name	options(#)	price($)	expiration date	($)	vested(3)	vested(2)

Kevin J. Gibson	160,000	$0.81	June 15, 2015	Nil	90,000	Nil
President, Chief	200,000	$1.35	June 17, 2016	Nil
Executive Officer	240,000	$0.70	February 10, 2017	Nil
and a Director	90,000	$0.49	June 14, 2018	Nil

Ivan J. Condic(1)	225,000	$0.81	June 15, 2015	Nil	70,000	Nil
Vice President &	110,000	$1.35	June 17, 2016	Nil
Chief Financial	120,000	$0.70	February 10, 2017	Nil
Officer	70,000	$0.49	June 14, 2018	Nil

Allan B. Carswell	120,000	$0.81	June 15, 2015	Nil	114,000	Nil
Former President	175,000	$1.35	June 17, 2017	Nil
and Chief	228,000	$0.70	February 10, 2017	Nil
Operating Officer	150,000	$0.49	June 14, 2018	Nil

Glenn Taylor	225,000	$1.35	January 22, 2014	Nil	70,000	Nil
Vice President,	120,000	$0.81	June 15, 2015	Nil
Production and	135,000	$1.35	June 17, 2016	Nil
Operations	120,000	$0.70	February 10, 2017	Nil
	70,000	$0.49	June 14, 2018	Nil

Robert Padget	225,000	$1.35	January 22, 2014	Nil	70,000	Nil
Vice President,	110,000	$0.81	June 15, 2015	Nil
Engineering	110,000	$1.35	June 17, 2016	Nil
	120,000	$0.70	February 10, 2017	Nil
	70,000	$0.49	June 14, 2018	Nil

Notes:
(1)	Mr. Condic was appointed Vice President, Finance and Chief Financial Officer of Palliser effective June 18, 2010.

(2)	Calculated based on the difference between the market price of the Palliser Shares on December 31, 2013 ($0.31/share) and the exercise price of the Palliser Options.

Share-based awards consist of Palliser Share Units granted during the relevant fiscal year under the Palliser Share Unit Plan. Amounts presented are equal to the grant date fair value multiplied by the number of Palliser Share Units granted. The grant date fair value is equal to the trading price of the Palliser Shares for the day immediately preceding the date of grant. Palliser Share Units for the year ended December 31, 2013, subject to certain acceleration events, including the Amalgamation, vest one-third on each of the first, second and third anniversary of the date of grant. Palliser Share Units for the year ended December 31, 2012 vest between June 30, 2013 and June 30, 2015, depending on achieving established performance targets. Palliser Share Units for the year ended December 31, 2011 vest between June 30, 2012 and June 30, 2014, depending on achieving established performance targets.

Outstanding Palliser Options and Share Based Awards - Value Vested and Earned During the Year

The following table sets forth information in respect of the value vested or earned during Palliser's financial year ended December 31, 2013 in respect of Palliser Option-based awards and Share-based awards for the Named Executive Officers of Palliser.

	Palliser Option-based awards –	Share-based awards –
	Value vested during the year(1)	Value vested during the year(2)
Name	($)	($)
Kevin J. Gibson	Nil	Nil
Chief Executive Officer and a Director

Ivan J. Condic(1)	Nil	Nil
Vice President & Chief Financial Officer

Allan B. Carswell	Nil	Nil
President and Chief Operating Officer

Glenn Taylor	Nil	Nil
Vice President, Production and
Operations

Robert Padget	Nil	Nil
Vice President, Engineering

Notes:

(1)

The value vested during the year of Palliser Option-based awards is equal to the dollar value that would have been realized if the Palliser Options had been exercised on the vesting date. This was calculated based on the difference between the market value of the securities underlying the Palliser Option on the vesting date and the exercise price of the Palliser Option. Market value is equal to the trading price of the Palliser Shares for the day immediately preceding the vesting date. As the Palliser Options were not necessarily exercised by the Named Executive Officer on or subsequent to the vesting date, such amounts may not have been realized by the Named Executive Officer.

(2)

Share-based awards consist of Palliser Share Units granted during the relevant fiscal year under the Palliser Share Unit Plan. Amounts presented are equal to the grant date fair value multiplied by the number of Palliser Share Units granted. The grant date fair value is equal to the closing trading price of the Palliser Shares for the day immediately preceding the date of grant.

Pension Plan Benefits

Palliser does not have a pension plan or any other plan that provides for payments or benefits at, following or in connection with retirement. In addition, Palliser does not have a deferred compensation plan.

Termination and Change of Control Benefits

Palliser has employment contracts with the Named Executive Officers. Each contract provides that should the senior officer be subject to an involuntary termination of employment for any reason, including a change of control together with an adverse change to his responsibilities and status, and election by the officer to terminate his employment, a payment will be made to that officer equal to the aggregate of: (i) the officer's "Severance Number" (as described below) times the monthly base salary, (ii) 10% of the amount paid under (i) to reflect loss of benefits, and (iii) the greater of the bonus paid to the senior officer in the 12 months prior to the date of termination divided by twelve and multiplied by the Severance Number or the senior officer's target bonus divided by twelve and multiplied by the Severance Number. In the case of Mr. Gibson, "change of control", alone, triggers a right to terminate his agreement and right to a severance payment. Mr. Gibson's Severance Number is 24, being equal to 12 plus 2 for each additional full year of employment with Palliser after March 25, 2008 up to a maximum of 24. In the case of Messrs. Condic, Taylor and Padget, the Severance Number is twelve plus an additional two for each full year of employment with Palliser after March 25, 2008 up to a maximum of 18.

Director Compensation

Compensation Summary

All payments of fees to Palliser directors are presently made in DSUs (as defined below). Directors who are employees of Palliser do not receive retainers or fees with respect to Palliser Board matters.

Each non-management director is paid an annual retainer of $15,000. For each meeting of the Palliser Board, a fee of $1,000 is paid to each director who attended and a fee of $500 will be paid for each committee meeting, including Special Committee, and Board conference call a director attends. In addition, the Palliser Board Chairman is paid an additional $15,000 annual retainer and each committee chairman is paid a $2,500 annual retainer. The directors are reimbursed for their reasonable expenses in connection with all meetings.

In the event the Palliser Board and committee retainers are not settled with DSUs, fees are to be paid semi-annually, in arrears, and are pro-rated for partial service, if appropriate.

Directors are also eligible to participate in the Palliser Stock Option Plan.

Deferred Palliser Share Units

A Deferred Palliser Share Unit ("DSU") plan was approved as an alternative form of compensation for outside directors. Under the plan, directors can receive their retainer and meeting fees as DSUs. The number of DSUs issued to directors will be equal to the director's retainer and fees for the period divided by the current market price of the Palliser Shares on the day prior to the last day of the applicable quarter. A DSU is a bookkeeping entry that tracks the value of one Palliser Share. DSUs are settled by a cash payment when the director leaves the Palliser Board, providing an ongoing alignment of interests between directors and the Palliser Shareholders during the director's term of service. The cash payment equals the number of DSUs held by the director times the current market price of the Palliser Shares on the date of redemption.

Under the terms of the plan, DSUs awarded will vest immediately upon grant and will not be subject to satisfaction of any requirements as to any minimum period of membership on the Palliser Board. No amount will be paid to a director under the DSU plan or any other arrangement, and no additional DSUs will be granted to a director to compensate for a downward fluctuation in the market value of the Palliser Shares. In the event cash dividends are paid to holders of Palliser Shares, additional DSUs will be granted to holders of DSUs in numbers calculated by dividing the dividends that would have been paid if the DSUs granted as at the record date for the dividend had been Palliser Shares by the current market price for Palliser Shares on the trading day immediately prior to the date of payment. The Palliser Board may, in its sole discretion, terminate or modify the percentage of fees to be awarded as DSUs to a director, in which case the director would receive all or a portion of the retainer and fee compensation in cash.

The following table and notes thereto provide a summary of the compensation provided to the directors of Palliser, excluding those directors who are Named Executive Officers and are not eligible for Palliser Board fees or DSUs, during the financial year ended December 31, 2013.

			Palliser
			Option	All Other	Total
Name and Principal	Fees	DSU	Based	Compensation	Compensation
Position	Earned(1)($)	Awards(2)(#)	Awards(3)	($)	($)
Daryl S. Fridhandler, Q.C.	48,500	113,624	72,500	Nil	121,090
Stephen C. Hayden	35,500	83,740	57,774	Nil	93,274
Kenneth H. Crowther4	35,500	83,740	57,774	Nil	93,274
Jeffrey C. Saponja	35,500	83,740	44,507	Nil	80,007

Notes:

(1)	All payments of fees to directors are presently made in DSUs; this amount was not paid in cash.

(2)

This amount is equal to the number of DSUs granted during the year-ended December 31, 2013.Directors received DSUs, in lieu of fees, based on the closing price of Palliser Shares at the end of each quarter; namely March 31, 2013 at $0.46, June 30, 2013 at $0.47, September 30, 2013 at $0.59 and December 31, 2013 at $0.31.

(3)

Based on the grant date fair value of Palliser Options granted under the Palliser Stock Option Plan. The fair value of the Palliser Option grants have been determined using the same methodology and values used in determining the Palliser Option value for Palliser's financial statements as Palliser believes it represents the best estimate of fair value of the Palliser Options at the time of the grant. Specifically a Black-Scholes option pricing model was used on the date of grant, with a risk free interest rate of 2.25%, expected average life of three years, expected volatility of 81% and expected dividend yield of 0%.

(4)	Mr. Crowther resigned from the Palliser Board effective January 1, 2014, and in connection with his 190,401 DSUs accrued at that time, was paid $59,024.31($0.31 per DSU) on January 15, 2014.

Directors' Outstanding Palliser Option-Based Awards and Share-Based Awards

The following table sets forth the aggregate option-based awards and share-based awards outstanding for each of other Palliser directors, other than a director who was also a Named Executive Officer, as at December 31, 2013.

	Palliser Option-based Awards				Share-based Awards
						Market or	Market or
						payout	payout
					Number of	value of	value of
	Number of				shares or	share-	vested
	securities	Palliser		Value of	units of	based	share-based
	underlying	Option		unexercised	shares that	awards that	awards not
	unexercised	exercise	Palliser Option	in-the-money	have not	have not	paid out or
Name	options	price	expiration date	options(1)	vested	vested	distributed(1)
	(#)	($)		($)	(#)	($)	($)
Daryl S. Fridhandler	25,000	$0.81	June 15, 2015	Nil	Nil	Nil	Nil
	35,000	$0.49	June 17, 2016	Nil
	38,000	$0.70	February 10, 2017	Nil
	38,000	$0.49	June 14, 2018	Nil

Kenneth H. Crowther[2]	25,000	$0.81	June 15, 2015	Nil	Nil	Nil	Nil
	25,000	$0.49	June 17, 2016	Nil
	30,000	$0.70	February 10, 2017	Nil
	30,000	$0.49	June 14, 2018	Nil

Stephen C. Hayden	25,000	$0.81	June 15, 2015	Nil	Nil	Nil	Nil
	25,000	$0.49	June 17, 2016	Nil
	30,000	$0.70	February 10, 2017	Nil
	30,000	$.049	June 14, 2018	Nil

Jeffrey C. Saponja	25,000	$1.35	June 17, 2016	Nil	Nil	Nil	Nil
	30,000	$0.70	February 10, 2017	Nil
	30,000	$0.49	June 14, 2018	Nil

Notes:

(1)	Calculated based on the closing price of the Palliser Shares on the Exchange on December 31, 2013, which was $0.31 per Palliser Share.

(2)	Mr. Crowther resigned from the Palliser Board effective January 1, 2014, and all of his Palliser Options expired unexercised.

Outstanding Incentive Awards - Value Vested or Earned During the Year

The following table sets forth all Palliser Option-based awards outstanding at the end of the financial year ended December 31, 2013, for the directors of Palliser.

		Non-equity incentive plan
	Palliser Option-based awards –	compensation –	Share-based awards –
	Value vested during the year(1)	Value earned during the year	Value vested during the year(2)
Name	($)	($)	($)
Daryl S. Fridhandler, Q.C.	Nil	Nil	48,499

Stephen C. Hayden	Nil	Nil	35,499

Kenneth H. Crowther[3]	Nil	Nil	35,499

Jeffrey C. Saponja	Nil	Nil	35,499

Notes:

(1)

The value vested during the year of Palliser Option-based awards is equal to the dollar value that would have been realized if the Palliser Options had been exercised on the vesting date. This was calculated based on the difference between the market value of the securities underlying the Palliser Option on the vesting date and the exercise price of the Palliser Option. Market value is equal to the closing price of the Palliser Shares for the day immediately preceding the vesting date. As the Palliser Options were not necessarily exercised by the Named Executive Officer on or subsequent to the vesting date, such amounts may not have been realized by the Named Executive Officer.

(2)

The value vested during the year of share-based awards is equal to the dollar value realized upon vesting of share-based awards. DSUs vest immediately at the time of grant. Accordingly the amount presented in the table is equal to the number of units granted times the trading price of the Palliser Shares for the day immediately preceding the grant date.

(3)	Mr. Crowther's Palliser Options expired unexercised.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under Palliser's equity compensation plans as at December 31, 2013.

Plan Category(1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(2)
Equity compensation plans approved by securityholders	Palliser Stock Option Plan – 4,853,833 Palliser Share Unit Plan – 846,888	Palliser Options - $0.87 Palliser Share Units - Nil	690,877
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	5,700,721	Palliser Options - $0.87	690,877

Notes:

(1)

Palliser's Palliser Stock Option Plan authorizes the issuance of Palliser Options entitling the holders to acquire, in the aggregate, a number equal to up to 10% of issued and outstanding Palliser Shares from time to time. See "Palliser Option and Share Compensation Arrangements" in this Appendix F.

(2)

The Palliser Share Unit Plan provides that the maximum number of Palliser Shares that are reserved for issuance from time to time pursuant to the Palliser Share Unit Plan together with the Palliser Stock Option Plan and any other compensation arrangement of Palliser that provides for the issuance of Palliser Shares from treasury shall not exceed ten percent (10%) of the issued and outstanding Palliser Shares.

Corporate Governance Disclosure

The Palliser Board

The Palliser Board currently consists of four directors, of which three are independent directors and accordingly, a majority of the directors are independent. A director is "independent" if he/she is independent within the meaning of section 1.4 of National Instrument 52-110. The independent directors at December 31, 2013 were Daryl S. Fridhandler (Chairman), Stephen C. Hayden and Jeffrey C. Saponja. Mr. Kevin J. Gibson is not independent an director by virtue of his position as President and Chief Executive Officer of Palliser.

The independent directors have in the past at every meeting of the Palliser Board held an in-camera session at which members of Palliser's management are not present. The Palliser Board also facilitates open and candid discussion among its independent directors by making it clear that the independent directors can meet by themselves whenever they wish to do so and providing an opportunity for the independent directors to meet without any members of management present at meetings of the Palliser Audit Committee, the Palliser Reserves Committee and the Palliser Compensation Committee. Mr. Fridhandler is not a member of management and generally chairs all meetings of the Palliser Board at which he is present. In addition, the independent directors are in regular communication with Palliser's Chief Executive Officer outside of formal Palliser Board meetings and processes.

The independent directors, as members of the Palliser Audit Committee and Palliser Reserves Committee, also meet with Palliser's auditors and Palliser's independent engineering consultants independent of management for the purposes of planning their activities and thereafter to supervise such activities. Other purposes of these meetings are to ensure that such auditors and consultants receive full access to all requested information and the full cooperation of management, that they are not subject to any pressure from management, that there are no outstanding disagreements with management, that they are not aware of any evidence of illegal or fraudulent acts, and that they are not aware of any other significant matters that should be brought to the attention of the Palliser Board.

In 2013, the full Board met on 16 (sixteen) occasions either in person or by conference call, the Palliser Audit Committee met on 4 (four) occasions, the Palliser Reserves Committee met on 1 (one) occasion and the Palliser Compensation Committee, met on 5 (five) occasions. The particulars of the 2013 Palliser Board attendance for each of the directors of Palliser is as follows:

		Committees
Director	Board Meetings	Audit	Reserves	Compensation
Daryl S. Fridhandler, Q.C.	16	4	1	5
Stephen C. Hayden	16	4	n/a	5
Ken Crowther	16	4	1	n/a
Jeffrey C. Saponja	16	n/a	0	5
Kevin J. Gibson	16	n/a	n/a	n/a
Allan B. Carswell	16	n/a	n/a	n/a

Other Directorships

The following directors of Palliser are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Issuer

Daryl S. Fridhandler, Q.C.	Georox Resources Inc.

Orientation and Continuing Education

No formal program exists for the orientation of new directors. Upon joining the Palliser Board, new directors are given access to all of the background documents of Palliser, including all corporate records, by-laws, corporate policies, organization structure and prior Palliser Board and committee minutes.

No formal continuing education program exists for the directors. As part of continuing education, the Palliser Board will receive management presentations with respect to operations and risks of Palliser's business as needed. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Palliser Board and committee meetings. Individual directors are also encouraged to participate in external seminars and courses for which Palliser will consider paying costs on a case by case basis.

Mandate of the Palliser Board

The Palliser Board has a written mandate which is attached as Schedule "A" to this Appendix "F". In summary, the Palliser Board's mandate is to manage the business and affairs of Palliser. While day-to-day management of Palliser has been delegated by the Palliser Board to executive management, the Palliser Board fulfills its responsibility for the broader stewardship of Palliser's business and affairs through its regular meetings at which members of Palliser's management provide reports to the Palliser Board with respect to Palliser's business and operations, and make proposals to the Palliser Board and receive the Palliser Board's decisions for implementation.

To monitor corporate performance, the Palliser Board reviews and approves budgets prepared by management on at least an annual basis and the members of the Palliser Board receive, at a minimum, quarterly production and financial reports prepared by management. The Palliser Board also receives operational and financial status reports at its meetings. The Palliser Board receives informal updates from the Chief Executive Officer and Chief Operating Officer on a regular basis. At the end of each year the Palliser Board reviews production growth, finding and development costs, outstanding debt and cash flow as compared to Palliser's budget and as compared to industry peers.

Position Descriptions

The Palliser Board has a written position description for the Chairman of the Palliser Board.

The Palliser Board has established the following committees comprised of the members, all of whom are independent, and chaired by the individuals set out in the following table:

Committee	Members

Palliser Audit Committee	Stephen C. Hayden (Chairman)
Daryl S. Fridhandler
Jeffrey C. Saponja

Palliser Reserves Committee	Jeffrey C. Saponja (Chairman)
Daryl S. Fridhandler

Compensation Committee	Jeffrey C. Saponja (Chairman)
Daryl S. Fridhandler
Stephen C. Hayden

The Palliser Board has not developed written position descriptions for the chairman of the Palliser Audit Committee, the Palliser Reserves Committee or the Palliser Compensation Committee. However, the Palliser Board expects the chairman of each committee to organize meetings of the committee and to delegate the work to be performed by committee members.

Nomination of Directors

The Palliser Board does not presently have a nominating committee. The responsibility to recommend to the Palliser Board suitable candidates as nominees for election or appointment as directors rests with individual Palliser Board members. The Palliser Board, as a group, is expected when required to canvass all of the members of the Palliser Board for their input prior to making a recommendation. In identifying new candidates for the Palliser Board nomination, the Palliser Board is expected to consider, among other things:

1.	the competencies and skills that the Palliser Board considers to be necessary for the Palliser Board, as a whole, to possess;

2.	the competencies and skills that the Palliser Board considers each existing director to possess;

3.	the competencies and skills each new nominee will bring to the Palliser Board; and

4.	whether or not a nominee can devote sufficient time and resources to his duties as a member of the Palliser Board.

Palliser Audit Committee

The Palliser Board has a written mandate and terms of reference for the Palliser Audit Committee. The principal function of the Palliser Audit Committee is to review the overall audit plan and Palliser's system of internal controls, to review the results of the external audit, and to resolve any potential dispute with Palliser's auditors. In performing this function, the Palliser Audit Committee monitors audit functions and the preparation of financial statements, communicates directly with Palliser's external auditors, has overview responsibility for management reporting on internal controls, and meets with outside auditors independently of management. The Palliser Audit Committee also approves the release of financial results and any other releases related to financial reporting.

Composition of the Palliser Audit Committee

Messrs. Fridhandler, Hayden and Saponja are the members of the Palliser Audit Committee. All members of the Palliser Audit Committee are independent, except Mr. Fridhandler (who is not "independent" for Audit Committee purposes by virtue of the additional requirements under Section 1.5 of Multilateral Instrument 52-110 and his law firm's receipt of fees from Palliser) and all are financially literate within the meaning of Multilateral Instrument 52-110.

Relevant Education and Experience

The following table sets out each Palliser Audit Committee member's relevant educational background and experience.

Name	Relevant Education and Experience

Daryl S. Fridhandler, Q.C.

Mr. Fridhandler has an LLB from Dalhousie University and is a Partner in the Calgary law firm of Burnet, Duckworth & Palmer LLP with over 25 years of practice as a corporate and securities lawyer. Mr. Fridhandler has received his Institute of Corporate Directors "ICD.D" designation and has been a Board and audit committee member and chairman of numerous public, private and non-profit organizations.

Stephen C. Hayden

Founder and Managing Director of Ivy Capital Partners, a merchant banking operation that provides advice to companies in a wide variety of industries and is based in Calgary since 2008. Director of Hayden Capital Corp., a private investment firm since 2006; prior thereto Director, Investment Banking, Canaccord Capital Corp. from 2004; prior thereto, a securities lawyer with Burnet, Duckworth & Palmer LLP. Mr. Hayden received an MBA from Ivey School of Business.

Jeffrey C. Saponja

Mr. Saponja is the President & CEO, and a Director of TriAxon Oil Corp, a private oil and gas producer. Mr. Saponja holds a Masters degree in Business Administration from the University of East Anglia, United Kingdom. Mr. Saponja has been a Board and audit committee member of other public and private companies

Palliser Reserves Committee

The Palliser Board has a written mandate and terms of reference for the Palliser Reserves Committee. The Palliser Reserves Committee assists the Palliser Board in fulfilling its oversight responsibilities in relation to the determination and reporting of Palliser's reserve estimates and the qualifications of and corporate procedures instituted with Palliser's independent engineering consultants.

Palliser Compensation Committee

The Palliser Board has a written mandate and terms of reference for the Palliser Compensation Committee. The Palliser Compensation Committee has the responsibility to review compensation matters and to recommend to the Palliser Board the appropriate levels of compensation for all of the directors and officers of Palliser. In addition, it has responsibility to provide oversight and guidance for the compensation and benefit of all of Palliser's employees. The Palliser Compensation Committee has the authority to engage outside advisors to the extent it considers it necessary or desirable.

Assessments

The Palliser Board has not adopted a formal process whereby the Palliser Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. The Palliser Board satisfies itself with respect to the effectiveness of the Palliser Board, its committees and individual directors by monitoring on an informal basis whether the objectives of each of the Palliser Board and Palliser are being achieved and whether the responsibilities of each of the Palliser Board, its committees and individual directors and of Palliser are being fulfilled.

Code of Business Conduct and Ethics and other Conduct Matters

The Palliser Board has adopted a Code of Business Conduct and Ethics (the "Code"). Any reports of variance from the Code will be reported to the Palliser Board.

The Palliser Board has also adopted a Whistleblower Policy which provides employees with the ability to report, on a confidential and anonymous basis, any violations within the Palliser organization, including (but not limited to) questionable accounting practices, inadequate internal accounting controls, the misleading or coercion of auditors, disclosure of fraudulent or misleading financial information and instances of corporate fraud. The Palliser Board believes that providing a forum for employees to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within Palliser.

The Palliser Board has also adopted a Disclosure, Confidentiality and Trading Policy which provides guidance on disclosure of materials information, maintaining confidentiality and restrictions on trading securities of Palliser.

Indebtedness of Directors, Executive Officers and Senior Officers

No director or senior officer of Palliser, or associate or affiliate of any such director or senior officer, is or has been indebted to Palliser since the beginning of the last completed financial year of Palliser.

Material Contracts

Except for contracts entered into in the ordinary course of business, (unless otherwise required by applicable securities requirements to be disclosed), Palliser has not entered into any material contracts within the most recently completed financial year, or before the last financial year which are still in effect, other than the Amalgamation Agreement (see "The Amalgamation – The Amalgamation Agreement" in the Information Circular) and the Palliser Rights Plan entered into between Palliser and Olympia Trust Company, as rights agent, on April 26, 2013.

The fundamental objectives of the Palliser Rights Plan are to provide adequate time for the Board and Shareholders to assess an unsolicited take-over bid for Palliser, to provide the Palliser Board with sufficient time to explore and develop alternatives for maximizing Palliser Shareholder value if a take-over bid is made, and to provide Palliser Shareholders with an equal opportunity to participate in a take-over bid.

The Palliser Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a "Permitted Bid" (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or to proceed with the concurrence of the Palliser Board. If a take-over bid fails to meet the minimum standards of a Permitted Bid and the Palliser Rights Plan is not waived by the Palliser Board, the Palliser Rights Plan provides that holders of Palliser Shares, other than the acquiror, will be able to purchase additional Palliser Shares at a significant discount to market, thus exposing the person acquiring Palliser Shares to substantial dilution of its holdings. Palliser Management is seeking approval to terminate the Palliser Plan, see "Matters To Be Acted Upon At The Palliser Meeting – Termination of Palliser Rights Plan".

The above is a summary of the principal objectives of the Palliser Rights Plan, which summary is qualified by and is subject to the full terms and conditions of the Palliser Rights Plan. A copy of the Palliser Rights Plan is available on Palliser's SEDAR profile at www.sedar.com.

Non-Arm's Length Party Transactions

Other than as described below no director or officer, principal security holder, or any associate or affiliate of the aforementioned individuals, has acquired assets or services from Palliser or provided assets or services to Palliser within the past 24 months as of the date hereof.

Ivy Capital, a corporation controlled by Stephen Hayden, a director of Palliser, has provided, and has agreed to continue to provide, certain services to Palliser in connection with the Amalgamation and associated transactions, including structuring advice and advice with respect to negotiating and implementing the Amalgamation and associated transactions. In consideration of providing such services to Palliser, Ivy Capital will receive a work fee upon the consummation of the Amalgamation equal to $100,000, for such services.

Legal Proceedings

Management of Palliser is not aware of any existing or contemplated material legal proceedings or regulatory matters material to Palliser to which Palliser is a party or to which any of its properties are subject.

Auditor, Transfer Agent and Registrar

The auditors of the Palliser are KPMG LLP, Chartered Accountants, Suite 3100, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

Olympia Trust Company, at its principal office in Calgary, Alberta is the transfer agent and registrar of the Palliser Shares.

Interests of Informed Persons in Material Transactions

There were no material interests, direct or indirect, of directors or executive officers of Palliser, any Shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Palliser Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of Palliser or in any proposed transaction which has materially affected or would materially affect Palliser or any of its subsidiaries other than those disclosed below.

Ivy Capital, a corporation controlled by Stephen Hayden, a director of Palliser, has provided, and has agreed to continue to provide, certain services to Palliser in connection with the Amalgamation and associated transactions, including structuring advice and advice with respect to negotiating and implementing the Amalgamation and associated transactions. In consideration of providing such services to Palliser, Ivy Capital will receive a work fee upon the consummation of the Amalgamation equal to $100,000, for such services.

Due to Mr. Hayden's interest in the fee payable to Ivy Capital, such agreement is a related party transaction pursuant to Multilateral Instrument 61-101. Palliser is relying on an exemption from the valuation and minority approval requirements of Multilateral Instrument 61-101. Specifically, pursuant to subsection 5.5(a) and 5.7(a) of Multilateral Instrument 61-101, a formal valuation and minority approval are not required if at the time the transaction is agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeds 25 per cent of the issuer's market capitalization. Palliser's three disinterested directors have determined that the terms of the agreement meet these exemptions and are reasonable in the circumstances. The payment of the fee is subject to certain conditions, including completion of the Amalgamation.

Relationship between Palliser's Bank and the Financial Advisor

NBF, financial advisor to Palliser, is a direct or indirect wholly-owned subsidiary of the Bank, which is a lender to Palliser pursuant to the Palliser Credit Facility. In addition, NBF will receive a success fee in connection with its Fairness Opinion and the closing of the Amalgamation.

The determinations of the terms of the Amalgamation Agreement were made through negotiations between Palliser, Maha and their respective financial advisors. The Lender has been advised of the terms of the Amalgamation Agreement and in the Forbearance Agreement has confirmed that it does not oppose or take exception to the Amalgamation Agreement. It is anticipated that certain proceeds from the Equity Financing and the Bond Issue may be used to repay the outstanding balance of the Palliser Credit Facility.

As at September 12, 2014, Palliser had approximately $42.9 million owing under the Palliser Credit Facility. As previously disclosed, Palliser is not in compliance with all terms of the Palliser Credit Facility. Under the Forbearance Agreement, the Bank has agreed not to demand payment or enforce its right to take action under the Palliser Credit Facility, subject to certain conditions, including, the mailing of this Circular to Palliser Shareholders during the week of September 1, 2014, to holding the Palliser Meeting during the week of October 20, 2014 and to closing the Transactions before October 31, 2014.

Interests of Experts

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by Palliser during, or related to, Palliser's most recently completed financial year other than Sproule, Palliser's independent engineering evaluators, KPMG LLP, Palliser's independent auditors, NBF, Palliser's financial advisor with respect to the Amalgamation, and Burnet, Duckworth and Palmer LLP, Palliser's legal advisors.

None of the "designated professionals" (as defined in Item 16.2(1.1) of Form 51-102F2 of National Instrument 51-102) of Sproule have or are to receive any registered or beneficial interest, direct or indirect, in any of Palliser's securities or other property of Palliser or of Palliser's associates or affiliates, either at the time Sproule prepared the report, valuation, statement or opinion or any time thereafter. KPMG LLP, Chartered Accountants, the Corporation's auditors, are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

NBF is named herein, and in certain documents incorporated by reference, as providing the Palliser Fairness Opinion in connection with the Amalgamation and will receive a success fee in connection with the closing of the Amalgamation. NBF is a direct or indirect wholly-owned subsidiary of the National Bank of Canada, Palliser's Bank. See also "Relationship between Palliser's Lender and the Financial Advisor".

Certain legal matters relating to the Amalgamation will be passed upon by Burnet, Duckworth and Palmer LLP on behalf of Palliser. As of the date hereof, the partners and associates of Burnet, Duckworth and Palmer LLP, as a group, own, directly or indirectly, less that 1% of the Palliser Shares . Daryl Fridhandler, a Partner at Burnet, Duckworth & Palmer LLP, is a current member of the Palliser Board as well as a Palliser management nominee to the Palliser Board.

Aside from as is listed above, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of Palliser or of any associate or affiliate of Palliser.

Additional Information

Additional information relating to Palliser is on SEDAR at www.sedar.com. Financial information is provided in Palliser's comparative annual financial statements and MD&A for the year ended December 31, 2013. Shareholders may also contact Palliser at Suite 600, 255- 5th Avenue SW, Calgary, AB T2P 3G6 to request copies of Palliser's financial statements and MD&A for the year ended December 31, 2013 and the three and six months ended June 30, 2014.

SCHEDULE "A" TO APPENDIX F

PALLISER OIL & GAS CORPORATION
MANDATE AND TERMS OF REFERENCE
OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of Palliser Oil & Gas Corporation ("Palliser" or the "Corporation") is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

(a)	in consultation with the chief executive officer of the Corporation (the "CEO"), define the principal objective(s) of the Corporation;

(b)	supervise the management of the business and affairs of the Corporation with the goal of achieving the Corporation's principal objective(s) as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction, Operating, Capital and Financial Plans

1.	Require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for the Corporation's business, which plans must:

(a) be designed to achieve the Corporation's principal objectives,

(b) identify the principal strategic and operational opportunities and risks of the Corporation's business, and

(c) be approved by the Board as a pre condition to the implementation of such plans;

2.	Approve the annual operating and capital plans.

3.

Monitor and review progress towards the achievement of the Corporation's goals established in the strategic, operating and capital plan and to revise and alter its direction through management in light of changing circumstances.

4.	Identify the principal risks of the Corporation's business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks.

5.	Approve issuances of additional common shares or other securities to the public.

Management and Organization

6.	Appoint the CEO and determine the terms of the CEO's employment with the Corporation.

7.	In consultation with the CEO, develop a position description for the CEO.

8.	Evaluate the performance of the CEO at least annually.

9.	In consultation with the CEO, establish the limits of management's authority and responsibility in conducting the Corporation's business.

10.	In consultation with the CEO, consider appointment of the senior officers of the Corporation.

11.	Receive annually from the CEO the CEO's evaluation of the performance of each senior officer who reports to the CEO.

12.	In consultation with the CEO, develop a system under which succession to senior management positions will occur in a timely manner.

13.	Approve any proposed significant change in the management organization structure of the Corporation.

14.	Approve all retirement plans for officers and employees of the Corporation.

15.	In consultation with the CEO, establish a communications policy for the Corporation.

16.	Generally provide advice and guidance to management.

Finances and Controls

17.	Monitor the appropriateness of the Corporation's capital structure.

18.	Ensure that the financial performance of the Corporation is properly reported to Shareholders, other security holders and regulators on a timely and regular basis.

19.

In consultation with the CEO, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards.

20.	Require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation and its officers and employees.

21.	Require that the CEO institute, and maintain the integrity of, internal control and information systems, including maintenance of all required records and documentation.

22.	Review and approve credit facilities to be entered into by the Corporation.

23.	Review and approve material contracts to be entered into by the Corporation.

24.	Recommend to the Shareholders of the Corporation a firm of chartered accountants to be appointed as the Corporation's auditors.

25.

Take all necessary actions to gain reasonable assurance that all financial information made public by the Corporation (including the Corporation's annual and quarterly financial statements) is accurate and complete and represents fairly the Corporation's financial position and performance.

Governance

26.	In consultation with the Chairman of the Board, develop a position description for the Chairman of the Board.

27.	Facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

(a) selecting nominees for election to the Board,

(b)	appointing a Chairman of the Board who is not a member of management or if that person is a member of management, appointing a Lead Director;

(c)	appointing from amongst the independent directors an audit committee, a compensation committee, a reserves committee and such other committees of the Board as the Board deems appropriate,

(d)	defining the mandate of each committee of the Board,

(e)

ensuring that processes are in place and are utilized to assess the size of the Board, the effectiveness of the Chairman of the Board, the Lead Director (if any), the Board as a whole, each committee of the Board and each director,

(f)	review the orientation and education program for new members to the Board to ensure that it is adequate and effective; and

(g)	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation; and

(h)	review annually the adequacy and form of the compensation of directors.

Delegation

28.	The Board may delegate its duties to and receive reports and recommendations from any committee of the Board.

Meetings

29.	The Board shall meet at least four times per year and/or as deemed appropriate by the Board or the Chairman of the Board.

30.	Minutes of meetings will be recorded and maintained.

31.	The CEO may be present at all meetings of the Board unless otherwise excused from all or part of any meeting by the Chairman or the Board.

32.

Vice Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Chairman of the Board or the Board for the duration of the item with respect to which they are involved.

Review of Mandate

The Chairman of the Board, in consultation with the Board as a whole or in consultation with any appropriate committee of the Board, shall meet at least annually or more frequently, if required, with the Board or with any appropriate committee of the Board, to review and consider amendments to this Mandate.

Approved: August 7, 2008

APPENDIX G

INFORMATION CONCERNING MAHA

APPENDIX G
INFORMATION CONCERNING MAHA

DEFINED TERMS	2
MAHA ENERGY INC	2
GENERAL DEVELOPMENT OF THE BUSINESS	2
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION	4
DESCRIPTION OF PRINCIPAL PROPERTIES	8
DIVIDENDS	18
SELECTED FINANCIAL INFORMATION	18
MANAGEMENT'S DISCUSSION AND ANALYSIS	18
DESCRIPTION OF SHARE CAPITAL	19
CONSOLIDATED CAPITALIZATION	19
PRIOR SALES	19
SECURITIES SUBJECT TO VOTING TRUST AGREEMENT	20
OPTIONS TO PURCHASE SECURITIES OF MAHA	20
PRINCIPAL SHAREHOLDERS	21
DIRECTORS AND EXECUTIVE OFFICERS	21
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS OF MAHA	23
EQUITY COMPENSATION PLAN	28
AUDIT COMMITTEES AND CORPORATE GOVERNANCE	28
RISK FACTORS	28
NON-ARM'S LENGTH PARTY TRANSACTIONS	39
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	39
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	40
AUDITORS, TRANSFER AGENT AND REGISTRAR	40
MATERIAL CONTRACTS	40
EXPERTS	40
SIGNIFICANT ACQUISITIONS	41
FINANCIAL STATEMENTS	41

SCHEDULE A TO APPENDIX G	–	REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE
SCHEDULE B TO APPENDIX G	–	CORPORATE GOVERNANCE DISCLOSURE
SCHEDULE C TO APPENDIX G	–	MANAGEMENT'S DISCUSSION AND ANALYSIS AND FINANCIAL STATEMENTS

DEFINED TERMS

Capitalized terms that are used herein but are not otherwise defined shall have the meanings ascribed to such terms in the Information Circular.

MAHA ENERGY INC.

Corporate Structure

Name, address and incorporation

Maha Energy Inc.

Head Office:	Registered Office:
Suite 540, 734 - 7th Avenue S.W.	1600, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 3P8	Calgary, Alberta T2P 2Z1

Maha was incorporated under the ABCA under the name "Maha Energy Inc." on January 23, 2013.

Inter-corporate relationships

Other than Maha Energy U.S., which is wholly owned by Maha, Maha has no subsidiaries. Maha U.S. was incorporated pursuant to the laws of the State of Wyoming and Maha owns 100% of the voting securities of Maha U.S.

GENERAL DEVELOPMENT OF THE BUSINESS

Summary of the Business

Maha is a private Canadian-based, international upstream oil and gas company with operations in the LAK Ranch heavy oil field located on the eastern edge of the Powder River Basin in Wyoming, USA. Maha recently acquired a 50% working interest in Palliser's Manitou, Assets (as defined herein) in Saskatchewan. Maha's main business activities include exploration, development and production of crude oil, natural gas liquids and natural gas. Maha is not a reporting issuer in any province of Canada and the Maha Shares are not listed for trading on any exchange.

Competitive Conditions

Companies operating in the petroleum industry must manage risks which are beyond the direct control of company personnel. Among these risks are those associated with exploration, environmental damage, commodity prices, foreign exchange rates and interest rates. See "Risk Factors" in this Appendix G.

The oil and natural gas industry is intensely competitive and Maha competes with a substantial number of other companies which have greater technical and financial resources. Many major and independent oil and gas companies actively pursue and bid for oil and gas rights over desirable properties across North America. See "Risk Factors - Competition" in this Appendix G.

Maha management believes that Maha is able to explore and develop new production and reserves with the objective of increasing its cash flow and reserve base. Maha attempts to enhance its competitive position by operating in areas where its technical personnel are able to reduce some of the risks associated with exploration, production and marketing because they are familiar with the areas of operation.

Cycles

The oil and gas industry in North America is generally cyclical. The exploration and development of oil and natural gas reserves is dependent on access to areas where drilling is to be conducted. Seasonal weather variation, including freeze-up and break-up, affect access to such areas in certain circumstances. See "Risk Factors - Seasonality" in this Appendix G.

General Regulatory Considerations

Various aspects of Maha's oil and natural gas operations are and will be subject to various laws and governmental regulations. These regulations may be changed from time to time in response to economic or political conditions. Although Maha's believes that its operations are and will remain in substantial compliance with existing legislation and requirements of governmental bodies, Maha's ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. Maha's personnel and representatives have many years of experience in dealing with energy projects. Therefore, Maha believes it is in a position to understand and comply with local rules and regulations. However, Maha's ability to obtain future permits and authorizations may, over time, be susceptible to increased scrutiny and greater complexity, which may result in increased costs or delays in receiving, or the inability to receive, appropriate authorizations.

Labour and Safety Legislation

Maha's operations in Wyoming are subject to the laws regulating and the safety and health of workers involved in the development of hydrocarbon activities. Maha's operations are subject to record-keeping and reporting obligations under applicable laws and workers in Maha's operations must comply with safety measures in the operations of Maha's properties.

Environmental Protection

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial, state and federal legislation. Compliance with such legislation can require significant expenditures or result in operational restrictions. Breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties, all of which might have a significant negative impact on earnings and the overall competitiveness of Maha.

Foreign Operations

As at the date hereof, Maha’s principal property, the LAK Ranch heavy oil field, is located in Wyoming, United States. The Company is thus affected by United States legislation and is further exposed to US/CAN exchange rate fluctuations.

Employees

As at August 11, 2014, Maha had six (6) full-time employees and one (1) part-time employee.

Three-year History

Maha was incorporated on January 23, 2013. Maha has been financed exclusively through the issuance of equity through private placement financings. On February 12, 2013, Maha sold 14,266,587 Maha Shares on a private placement basis at a price of US$0.15 per Maha Share, for aggregate gross proceeds to Maha of approximately US$2,139,988. Subsequently, on April 15, 2013, Maha sold 8,700,010 units, each unit consisting of one Maha Share and one fifth of one Maha Warrant (each whole warrant exercisable until February 12, 2015 for one Maha Share at a price of US$0.45 per Maha Share), on a private placement basis at a price of US$0.30 per unit, for aggregate gross proceeds to Maha of approximately US$2,610,000. The gross proceeds noted above are before commissions and fees. The net proceeds raised by Maha from the equity issuances were used to acquire a 60% working interest in the LAK Ranch heavy oil field (as described below) and to drill 5 production wells on the property.

On February 15, 2013, Maha, through its wholly owned subsidiary Maha U.S., entered into a joint acquisition agreement and joint operating agreement with Derek Resources (USA) Inc. ("Derek") (the former operator of the LAK Ranch heavy oil field), pursuant to which Maha acquired its initial 60% working interest in the LAK Ranch heavy oil field and became operator of the LAK Ranch heavy oil field. Pursuant to the joint acquisition agreement, the parties agreed to seek new leases from each of the owners of the oil and gas rights to the LAK Ranch heavy oil field. In addition, under the terms of the joint acquisition agreement, Maha paid US$500,000 in cash consideration to retire certain existing royalty and tax obligations of Derek.

On April 25, 2014, May 16, 2014 and June 6, 2014, Maha sold 6,852,267, 1,029,000 and 118,983 Maha Shares, respectively, on a private placement basis at a price of US$1.25 per Maha Share, for aggregate gross proceeds to Maha of approximately US$10,000,312 to fund further expansion of the LAK heavy oil field and for general oil and gas exploration and development purposes.

On February 1, 2014, Maha and Derek entered into a purchase and sale agreement (the "LAK Ranch Purchase and Sale Agreement") whereby Maha agreed to buy Derek's remaining, approximate 39% working interest in the LAK Ranch heavy oil field. On closing of the purchase and sale on April 30, 2014, pursuant to the terms of the LAK Ranch Purchase and Sale Agreement, Maha paid US$582,248 in cash, issued 3,750,000 Maha Shares to Newcastle Energy Corp. (Derek's parent company) and forgave all joint venture debt of Derek (approximately US$287,000) in consideration for Derek's remaining, approximate 39% working interest in the LAK Ranch heavy oil field. In addition, pursuant to the LAK Ranch Purchase and Sale Agreement, Newcastle Energy Corp. entered into a voting trust agreement with Jonas Lindvall dated April 30, 2014 (the "Voting Trust Agreement"), whereby Newcastle Energy Corp. agreed to vote 3,210,193 of the Maha Shares acquired pursuant to the sale to Maha of Derek's remaining interest in the LAK Ranch heavy oil field in a manner similar to Jonas Lindvall until such time as Maha completes a "liquidity event" or October 31, 2015, whichever occurs first. The LAK Ranch Purchase and Sale Agreement defines a "liquidity event" as either (i) an initial public offering on a recognized stock exchange in Stockholm, Sweden, (ii) a sale of all, or substantially all, of the "New LAK Ranch Leases" (as defined and listed in the LAK Ranch Purchase and Sale Agreement), (iii) a reverse takeover of a TSXV company with a dual Stockholm listing, or (iv) any event similar to (i), (ii) or (iii) that results in liquidity for Maha Shareholders. The Amalgamation will constitute a "liquidity event" pursuant to the terms of the LAK Ranch Purchase and Sale Agreement and the Voting Trust Agreement, and the Voting Trust Agreement will terminate on the Effective Date.

Recent Developments

On July 30, 2014, Maha entered into the Amalgamation Agreement with Palliser. The Amalgamation is expected to close no later October 31, 2014. See "The Amalgamation" in the Information Circular.

Concurrent with entering into the Amalgamation Agreement, on July 30, 2014, Maha acquired from Palliser a 50% working interest in certain of Palliser's Manitou, Saskatchewan assets (the "Manitou Assets") for $2,150,000 (approximately $1,950,000, after interim adjustments), pursuant to the terms of a purchase and sale agreement between Maha and Palliser dated June 30, 2014 (the "Manitou Purchase and Sale Agreement"). Palliser remains the operator of the wells subject to the Manitou Purchase and Sale Agreement.

On July 30, 2014, Maha and Palliser has also entered into two farmout arrangements with a view to generating production in the near term from several priority prospects of Palliser. In the first instance, Palliser, on behalf of Maha, will recomplete and equip 4 wells targeting the GP formation on its Marwayne, Alberta prospect in the Lloydminster core area (the "Marwayne Farmout") for Maha to earn an undivided 30% working interest in associated spacing units and wellbores. Maha will pay 100% of the recompletion costs and Palliser will provide certain requisite surface equipment in connection with the Marwayne Farmout. Under the second farmout arrangement with respect to Palliser's Manitou, Saskatchewan core area (the "Manitou Farmout"), Palliser on behalf of Maha, will drill, case and complete or abandon a Sparky test well. Maha will be responsible for 100% of the costs under the Manitou Farmout to earn a 70% interest before payout, reducing to a 50% interest after payout.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Relevant Dates

The information contained in this section of Appendix G has a preparation date of September 12, 2014 and, unless otherwise stated, an effective date as of December 31, 2013. Reference is also made to Maha's Report of Management and Directors on Oil and Gas Disclosure, prepared pursuant to NI 51-101 and effective as of December 31, 2013, and attached to this Appendix Gas Schedule A.

As a result of Maha's acquisition of the Manitou Assets on July 30, 2014, Maha's reserves, production and other information has changed materially since December 31, 2013. Please refer to "Description of Principal Properties" in this Appendix G for a discussion of these changes.

Disclosure of Reserves Data

As at December 31, 2013, Maha did not have any reserves as production at Maha’s Wyoming property was uneconomic. Accordingly, Maha did not have any future net revenue related to reserves as at December 31, 2013.

Reconciliation

Maha did not have any reserves as of December 31, 2013 and therefore has not provided a reserves reconciliation.

Other Oil and Gas Information

Oil and Gas Properties and Wells

On February 15, 2013, Maha, through its wholly owned subsidiary Maha U.S., entered into a joint acquisition agreement and joint operating agreement with Derek (the former operator of the LAK Ranch heavy oil field), pursuant to which Maha acquired its initial 60% working interest in the LAK Ranch heavy oil field, in Wyoming, and became operator of the LAK Ranch heavy oil field.

The following table sets forth the number and status of wells in which Maha had a working interest as at December 31, 2013.

		Oil Wells				Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Total(1)	12	7.2	20	12	Nil	Nil	Nil	Nil

Note:
(1)	All wells referenced in the table are located in Wyoming, U.S.A.

Properties with no Attributed Reserves

The following table sets out Maha's unproved properties with no attributed reserves as at December 31, 2013.

	Unproved Properties(1)
	Gross Acreage	Net Acreage	2014 Expiring Net Acreage
Total(2)	3,200	1,920	Nil

Notes:

(1)	Unproved properties have no attributed reserves as of December 31, 2013.
(2)	All acreage referenced in the table is located in Wyoming.

Significant Factors or Uncertainties Relevant to Properties with no Attributed Reserves

The presence of economic quantities of hydrocarbons on lands with no attributed reserves is uncertain until drilled and tested. Beyond the need to drill and test exploration areas, additional factors may influence Maha's ability to develop these lands, including escalation of capital costs and operating costs, the potential requirement to expand existing infrastructure and a material drop in commodities prices.

Forward Contracts and Marketing

Maha is not bound by any agreement (including any transportation agreement), directly or through an aggregator, under which it is precluded from fully realizing, or may be protected from the full effect of, future market prices for oil or natural gas effective as at December 31, 2013.

Additional Information Concerning Abandonment and Reclamation Costs

Maha uses its internal historical costs to estimate its abandonment and reclamation costs when available. The costs are estimated on an area-by-area basis. The industry's historical costs are used when available. If representative comparisons are not readily available an estimate is prepared based on the various regulatory abandonment requirements. As at December 31, 2013, Maha had 31.68 net wells for which it expects to eventually incur abandonment and reclamation costs.

The total abandonment and reclamation costs, net of estimated salvage value, expected to be incurred is US$1,267,200 (undiscounted) and US$193,790 (discounted at 10%). Maha expects to pay $Nil in costs in the next three financial years in respect of its abandonment and reclamation costs.

Tax Horizon

Maha was not required to pay income tax for the year ended December 31, 2013. Maha has estimated approximately US$2.1 million of tax pools available as at December 31, 2013, which can be used to offset taxable income in future years. Maha does not expect to pay income taxes before December 31, 2018.

Capital Expenditures

The following table summarizes certain of Maha's expenditures for the year ended December 31, 2013.

Costs Incurred for the Year Ended December 31, 2013

Property Acquisitions	Amount (US$)
Proved	Nil
Unproved	500,000

Exploration Costs	Nil
Development Costs	2,237,549

Total	2,737,549

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which Maha participated during the year ended December 31, 2013.

	Exploration Wells		Development Wells
	Gross	Net	Gross	Net

Heavy Oil	0	0	3	1.8
Natural Gas	0	0	0	0
Service	0	0	0	0
Dry	0	0	0	0
Stratigraphic Test	0	0	0	0
Total	0	0	3	1.8

Notes:
(1)	All amounts referred to above are in respect of properties in Wyoming, U.S.A.

See "Description of Principal Properties" in this Appendix G for a description of Maha's exploration and development plans.

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

		Quarter Ended
		2013
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production(1)
Heavy Crude Oil (bbl/d)	13	20	16	37
Gas (Mcf/d)	0	0	0	0
NGLs (bbl/d)	0	0	0	0
Combined (BOE/d)	13	20	16	37

Average Price Received
Heavy Crude Oil,(bbl/d)	US$81.73	US$98.76	US$87.56	US$84.30
Gas ($/Mcf)	0	0	0	0
NGLs (bbl/d)	0	0	0	0
Combined ($/BOE)	US$81.73	US$98.76	US$87.56	US$84.30

Royalties Paid
Heavy Crude Oil ($/bbl)	10.17	12.08	9.34	6.70
Gas ($/Mcf)	0	0	0	0
NGLs (bbl/d)	0	0	0	0
Combined ($/BOE)	10.17	12.08	9.34	6.70

Operating Costs (includes transportation) ($/BOE)	US$231.78	US$141.46	US$172.26	US$111.76
Heavy Crude Oil

Netback Received ($/BOE)(2)	US$(160.22)	US$(54.78)	US$(94.04)	US$(36.45)

Notes:
(1)	Before deduction of royalties.
(2)	Netbacks are calculated by subtracting royalties and operating costs from revenues.
(3)	All amounts referred to above are in respect of properties in Wyoming, U.S.A.

The following table indicates Maha's share of average gross daily production from its important fields for the year ended December 31, 2013:

	Heavy Crude
	Oil	Gas	NGLs	BOE
	(bbl/d)	(Mcf/d)	(bbl/d)	(BOE/d)
LAK Ranch	18	0	0	18
Other properties	0	0	0	0
Total	18	0	0	18

For the year ended December 31, 2013, approximately 100% of Maha's gross revenue was derived from oil production.

DESCRIPTION OF PRINCIPAL PROPERTIES

The following is a description of Maha's current principal oil and natural gas properties. The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effect of aggregation.

LAK Ranch heavy oil field – Wyoming, USA

The LAK Ranch heavy oil field is located on the Eastern edge of the Powder River Basin in Weston County, near the town of Newcastle, Wyoming, as shown in Figure 1 below. Maha is the 99% working interest owner and operator of the LAK Ranch heavy oil field, currently consisting of 6,475 gross acres and 6,090 net acres (6,475 gross acres and 3,533 net acres as at December 31, 2013) of land on the Eastern edge of the Powder River Basin, of which 3,120 gross acres and 3,048 net acres (6,475 gross acres and 1,800 net acres as at December 31, 2013) are undeveloped and 80 gross acres and 48 net acres (80 gross acres and 48 net acres as at December 31, 2013) are developed.

Newcastle Outcrop
3
2
1
6
5
10
11
12
7
8
LAKE 1
CLINTON 1
15
14
13
17
18-1
23
24
19
20
24-3
24-1
26
25
30
29
FEET

Company Lands

- Planned Lower Newcastle Well
- Planned Upper Newcastle Well
- Planned Lakota Water Disposal Well
- Upper Newcastle Reservoir Exposure
- Lower Newcastle Reservoir Exposure

MAHA ENERGY INC.

LAK RANCH HEAVY OIL FIELD

WESTON COUNTY, WYOMING, U.S.A.

LAND AND WELL MAP

[Figure 1]

Production at Maha’s LAK Ranch heavy oil field property is at present un-economic and no reserves can therefore be assigned. During the period from January 1, 2013 to December 31, 2013, the LAK Ranch heavy oil field provided Maha with average production of approximately 18 BOE/d (nil Mcf/d of natural gas) from 12 gross (7.2 net) wells. See "Statement of Reserves Data and Other Oil and Gas Information" in this Appendix G.

At the date hereof, approximately 99% of the LAK Ranch heavy oil field is owned by Maha. Maha has purchased tangible equipment to drill, complete and tie-in ten new horizontal cyclic steam wells along with one permanent water disposal well expected to be drilled in the third and fourth quarters of 2014. In addition to this drilling program, Maha expects to re-enter five wells and recomplete these wells as cyclic steam wells. One of these five wells will be sidetracked into a better reservoir position.

Chapman Petroleum Engineering Ltd. ("Chapman") has prepared a report for Maha entitled "Evaluation of Contingent Resources - LAK Ranch Newcastle, Wyoming, USA" dated June 1, 2014 (the "Chapman Report") which report was prepared in accordance with NI 51-101.

Exploration History

The LAK Ranch heavy oil field was originally discovered in the early 1900's from an outcrop which is still producing at the lease line. Poor record keeping makes the total number of wells drilled in the area uncertain, but estimates indicate that close to 50 wells have been drilled throughout the years. According to the Chapman Report, in 1957, the Parrent Oil Company successfully implemented a solvent Enhanced Oil Recovery ("EOR") trial. Unfortunately, the death of the principal owner resulted in the premature termination of the project.

According to the Chapman Report, Conoco conducted a limited 'huff-n-puff' pilot project in 1965 before releasing the acreage. Surtec further advanced EOR technology in the 1980's by conducting and advanced surfactant alkaline polymer pilot on the lease - with limited success over a 10 year period.

Derek acquired the lease in 1998 and commenced a limited steam assisted gravity drainage ("SAGD") pilot project in the northern part of the field in 2000. Poor well placement and an ill-maintained steam generator along with a legal dispute prevented gainful results of the SAGD well. Hence only a very small section of the horizontal well has been exposed to steam and oil. According to the Chapman Report, it is estimated that only 400 feet of the horizontal well was opened.

A 3D seismic survey was subsequently acquired in 2005. The 3D seismic greatly improved the understanding of the dipping sandstone reservoir.

Twelve wells were drilled in the small "line drive" pattern in 2007 but results were disappointing due to poor well completion, configuration and placement. Two wells failed due to poor workmanship during well construction and all PCP pumps were destroyed. Management of Maha believes that the 2007 twelve-well program did not make use of the available 3D seismic to properly plan the wells and that the steam injection wells were configured incorrectly. Additionally, poor pump selection by the operator yielded multiple premature pump failures.

The Company has engaged a consulting firm to conduct a reservoir simulation study of the LAK Ranch heavy oil field.

Geology

According to the Chapman Report, the LAK Ranch heavy oil field is producing from the Lower to Middle Cretaceous section of the Powder River Basin as seen in the stratigraphic column of Figure 2 below. The main reservoir units are the Newcastle Formation, consisting of medium to coarse-grained feldspathic sandstones and silts, and mudstones, deposited with a strong, northeast-southwest trend in the study area as shown in the regional geology of Figure 3.

Orogeny
Mya
Period
Formation
Lithology
Thick (ft)
Depth (ft)
Generation
Reservoir
Source
Laramide
Sevier
2
66
100
145
Quaternary
Tertiary
Upper Cretaceous
Lower Cretaceous
Jurassic
Recent Alluvium
absent or eroded
Pierre
Niobrara Fm
Carlisle Shale
Greenhorn Formation
Belle Fourche Shale
Mowry Shale
Newcastle Sandstone
Skull Creek Shale
Fall River Fm (Dakota)
Lakota Fm
Morrison Fm
Sundance Fm
0-50
0-100
0-200
0-300
0-50
550
200
60-100
200
220
80
150
400
Outcropping Units
800
1000
1100
1300
1520
1600
1750
Mowry (& Skull Creek)

Well: LAK 12-21 Reservoir Section
(Typical Newcastle Fm Stratigraphy)
LAK 12-21 GR-MWD
MOWRY
UPPER NEWCASTLE
MIDDLE NEWCASTLE
LOWER NEWCASTLE
SKULL CREEK
SHALE Interbedded with siltstone & sandstone
Marine shale, medium to dark grey in colour, commonly interlaminated with siltstone and sandstone. Sandstone is generally cemented, has no visible porosity and, consequently, no hydrocarbon shows.
BENTONITE
High Gamma and bentonite clay indicate proximity to Upper Newcastle and is a persistent chronostratigraphic marker.
SANDSTONE Interbedded with claystone
Marine high por/perm beach sands with occasional tidal mud flat interbeds. First appearance of oil - excellent shows. Generally poorly cemented and appears disaggregated.
SHALE Interbedded with siltstone & sandstone
Lacustrine, lagoonal, swamp muds and low energy meandering channel margin sands. Trace oil shows in poorly developed sands with fair shows in better developed channel sands. Fining upwards sequence. Non-calcareous shales and non to slightly calcareous sands. Basal bentonite unit is a regionally correlatable chronostratigraphic marker.
BENTONITE
Basal high gamma and abundant bentonite clay
SHALE with shl & coal
Lacustrine, lagoonal and/or swamp fine grained clastics with coal.
Clean, white, unconsolidated quartz channel sands. Fine-medium grained and non to poorly cemented. Excellent oil shows typically with free oil on shakers and mud tanks.
SANDSTONE Interbedded with claystone
Subtle colour and grain size change coincidental with increasing gamma signature. Sands slightly darker, finer and more cemented. Gamma suggests the presence of clay interbeds however this lithology is not seen in samples possibly due to dissolution. Excellent oil shows continue.
Increasing clay, coal and calcite cementation towards base. Calcite has proved to be a consistent indicator of proximity to the formation base.
SHALE with trace siltstone stringers
Marine shale, medium grey in colour, generally monotonous.

MAHA ENERGY INC.

LAK RANCH HEAVY OIL FIELD

WESTON COUNTY, WYOMING, U.S.A.

STRATIGRAPHIC COLUMN

[Figure 2]

Lak Ranch
West
East
Bighorn Mountains
Casper arch
Powder River Basin
Black Hills
DEPTH (FEET, IN THOUSANDS)
0
5
10
15
fault
fault
Tertiary
Upper Cretaceous
Lower Cretaceous
Paleozoic
Precambrian
Horizontal scale
0
20 MILES

Lak
Ranch
area
COYOTE CREEK
THORNTON
FIDDLER CREEK
OSAGE
PEDRO
HAY CREEK
LONETREE CREEK
KUEMMERLE
NORTH SKULL CREEK
LODGEPOLE CREEK
WEST MUSH CREEK
MUSH CREEK
SKULL CREEK
ROCHELLE
CLARETON
SHERWIN
DEWEY
R. 68 W.
67
66
65
64
63
62
61
R. 60 W.
20 MILES

MAHA ENERGY INC.

LAK RANCH HEAVY OIL FIELD

WESTON COUNTY, WYOMING, U.S.A.

REGIONAL GEOLOGY

[Figure 3]

According to the Chapman Report, the prospective Newcastle sands lie at depths from 0 - 2,800 feet true vertical depths. The structural configuration of the reservoir throughout the prospect is that of the syncline plunging to the west-southwest. The Newcastle formation is comprised of a lower and middle sand interval of channel fill and alluvial plain deposits as seen in Figure 4 below, and a transgressive marine sand unit as the Upper Newcastle sand. The sands are lensoid and highly variable, and the maximum thickness of the Newcastle formation is approximately 100 feet.

STOIIP [STB]
80000
75000
70000
65000
60000
55000
50000
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
920000
924000
928000
932000
936000
1212000
1208000
1204000
1200000
1196000
1192000
1188000
AC Shuck
12-9 Surf
Coronado 1
Conoco LAK 3
18-2
Conoco LAK 2
Conoco LAK 1
ODT:2,227 ft msl
3000
2000
4000
0 1000 2000 3000 4000 5000 ftUS
1:40000

MAHA ENERGY INC.

LAK RANCH HEAVY OIL FIELD

WESTON COUNTY, WYOMING, U.S.A.

LOWER NEWCASTLE STRUCTURE

[Figure 4]

In connection with the joint acquisition agreement and joint operating agreement entered into with Derek in February 2013, Maha was responsible for drilling and completing a 5 well program and paid US$500,000 in cash consideration to retire certain existing royalty and tax obligations of Derek. In 2013 Maha completed the drilling of two evaluation wells (12-18 and 12-19) into the Newcastle formation. These two wells are currently still being evaluated. The total capitalize expenditures in 2013 was $2,237,519.

In April 2014, pursuant to the LAK Ranch Purchase and Sale Agreement, Maha completed the acquisition of Derek’s remaining interest in LAK Ranch heavy oil field. The aggregate acquisition cost was $5,673,853. Maha paid US$582,248 in cash, issued 3,750,000 Maha Shares and forgave all joint venture debt of Derek (approximately US$287,000). In February/March 2014, Maha completed the drilling of the 3 additional wells (12-21, 12-23 and 19-1) into the Newcastle formation and these 3 wells are currently being evaluated. The total capitalized expenditures for the first and second quarters of 2014 totaled $1,423,710.

According to the Chapman Report, the Newcastle sand structures evident on Maha's lands are penetrated by the fifty legacy wells drilled on the property which are reported to have produced over 100,000 barrels of heavy oil in total.

Contingent Resources

The contingent resource estimates presented in the Chapman Report have been prepared in accordance with NI 51-101. Under Section 5.2 of the Canadian Oil and Gas Evaluation Handbook, Volume 1 – Second Edition (COGEH-1): "Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status."

The contingent resource estimates provided are estimates only. There is no certainty that it will be commercially viable to produce any portion of the resources. Readers are cautioned that the volumes presented are estimates only and should not be considered as being exact quantities. Maha and Chapman do not make any representation as to whether any of the resources are or will ever be commercially recoverable.

Maha has an approximate 99% working interest in 6400 acres in the LAK Ranch heavy oil field located in Weston County Newcastle Wyoming, USA. Expected product from a successful prospect is 19o API heavy oil. Contingent resource estimates with respect to this property are presented in the Chapman Report. The Chapman Report provides that the main contingency on these resources is the current early stage of development of the reservoir within the three thin and dipping Newcastle sandstones. The contingency is expected to be removed within 15 months when the project is further progressed.

The significant positive factors relevant to the estimate are as follows:

1)	evidence for commercial deliverability is high based on the results of the pilot study along a portion of the horizontal well H-P-1;

2)	the local infrastructure exists for this kind of field development;

3)	the local political and regulatory good will is highly in favor of further progress;

4)	the basic plant and field operation facility is up and running;

5)	there is a market immediately close by;

6)	there is sufficient natural gas supply for fuel, and a virtually unlimited water supply; and

7)	the known recovery technology has enjoyed time to mature in Canada.

The significant negative factors relevant to the estimate are as follows:

1)	there has not yet been extensive flow testing on the rest of the Newcastle structure to show definitive commerciality; and

2)	fifteen months are estimated for finishing the formal RPS reservoir simulation modeling that will influence the development program.

In the Chapman Report, contingent resources have been assigned to the Newcastle sand structures seismically mapped on the LAK Ranch heavy oil field according to the following rationale.

The Newcastle sand structures evident on Maha lands are penetrated by the fifty legacy wells drilled on the property which are reported to have produced over 100,000 barrels of heavy oil in total. This history of sporadic production supports the fact that more oil could be potentially recovered from this known accumulation. It is classified as “contingent resource” with an “economic status undetermined” because the project is still in an early stage of development. More evaluation is required before it can definitely be shown to have successful commercial recovery, even though mathematical forecasts and estimates are positive. A small portion of the Lower Newcastle reservoir extending along the original SAGD H-P-1 horizontal well constitutes the analog pilot for the current Phase III plan. Steam injector wells that were drilled north and up dip from the H-P-1 wellbore proved that heavy oil could be moved into production. The reservoir structure and sand sizes are able to be determined easily enough with 3D seismic data and well log control.

The main factors influencing the volumes of contingent resources recoverable are the reservoir parameters as shown in Tables 2a, 2b, and 2c below.

For the 2C “best estimate” (P50) level in Table 2a, below, the reservoir parameters were chosen on an average basis for all three Newcastle sandstone. Water saturation was assumed to average 45% in 18% porosity, which is on the conservative side. The average net pay is represented as 25.4 feet for the entire 3200 acres on the Maha property. A 20% recovery factor is assumed to account for the Cyclic Steam Simulation steam flood program for the life of the reservoir.

For the 1C estimate, characteristics were chosen to match a “low estimate” (P90) level for the three Newcastle sandstones. Water saturation was assumed to average 60% in 16% porosity. An 18% recovery factor is assumed to be the low estimate case.

For the 3C estimate, characteristics were chosen to match a “high estimate” (P10) level. Water saturation was assumed to average 35% in 20% porosity. A 22% recovery factor is assumed to be the high estimate case.

In the Chapman Report, contingent resources initially in place of 6,898 Thousand Stock Tank Barrels of oil (oil volume at 60 F and 14.65 pounds per square inch absolute) (MSTB) have been estimated at the 1C level, 12,241 MSTB at the 2C level, and 20,396 MSTB at the 3C level. A summary of the gross contingent resources assigned for this area is shown in Table 2, below, and summaries of the reservoir parameters assumed for each level of the contingent resource estimates are shown in Tables 2a, 2b and 2c, below.

Table 2 oil
Summary of Gross Contingent Resources
June 1, 2014
LAK Ranch Heavy Oil Field, Wyoming USA

		Current or	API	Ultimate	Cumulative	Remaining
		Initial Rate	Gravity	ROIP	Production	ROIP
Description		STB/d	(Deg)	(MSTB)	(MSTB)	(MSTB)	Reference
Heavy Oil
Contingent Resources
Low Estimate 1C
Case 3CSS & Steam	Upper Newcastle	8 Jan-15	19	1,566	0	1,566	Table 2a
Case 3 CSS & Steam	Middle Newcastle	8 Jan-15	19	483	0	483	Table 2a
Case 3 CSS & Steam	Lower Newcastle	8 Jan-15	19	4,929	100	4,929	Table 2a
1C Contingent Resources Total Low Estimate				6,998	100	6,998
Most Likely Estimate 2C
Case 3CSS & Steam	Upper Newcastle	14 Jan-15	19	2,814	0	2,814	Table 2b
Case 3 CSS & Steam	Middle Newcastle	14 Jan-15	19	528	0	528	Table 2b
Case 3 CSS & Steam	Lower Newcastle	14 Jan-15	19	8,999	100	8,999	Table 2b
2C Contingent Resources Total Most Likely				12,341	100	12,341
Estimate
High Estimate 3C
Case 3CSS & Steam	Upper Newcastle	23 Jan-15	19	4,405	0	4,405	Table 2c
Case 3 CSS & Steam	Middle Newcastle	23 Jan-15	19	551	0	551	Table 2c
Case 3 CSS & Steam	Lower Newcastle	23 Jan-15	19	15,540	100	15,540	Table 2c
3C Contingent Resources Total High Estimate				20,496	100	20,496

Table 2a
SUMMARY OF GROSS RESERVES AND RESERVOIR PARAMETERS
June 1, 2014
LAK RANCH, Weston County, Newcastle Wyoming

2C Best Estimate
LAK RANCH
Reservoir Parameters	Newcastle(1)(2)
Reservoir Parameters
Reservoir Pressure, psia	370
Reservoir Temperature, deg F	48
Average Porosity, %	18
Average Water Saturation. %	45
Formation Volume Factor, RB/STB	1.020
Petroleum Initially in Place, STB/ac.ft	753.0
Recovery Factor, %	20

Resource Volumes
Net Pay, ft	25.4
Area, acres	3,200

Petroleum Initially in Place, MSTB	61,203
Resources Initially in Place, MSTB	12,241

Note:
(1)	Interval 400.0 -420.0 m KB.
(2)	Upper, Middle, and Lower Newcastle zones included.

Table 2b
SUMMARY OF GROSS RESERVES AND RESERVOIR PARAMETERS
June 1, 2014
LAK RANCH, Weston County, Newcastle Wyoming

1C Low Estimate
LAK RANCH
Reservoir Parameters	Newcastle(1)(2)
Reservoir Parameters
Reservoir Pressure, psia	370
Reservoir Temperature, deg F	48
Average Porosity, %	16
Average Water Saturation. %	60
Formation Volume Factor, RB/STB	1.020
Petroleum Initially in Place, STB/ac.ft	486.8
Recovery Factor, %	18

Resource Volumes
Net Pay, ft	24.6
Area, acres	3,200

Petroleum Initially in Place, MSTB	38,320
Resources Initially in Place, MSTB	6,898

Note:
(1)	Interval 305.0 - 325.0 m KB.
(2)	Upper, Middle, and Lower Newcastle zones included.

Table 2c
SUMMARY OF GROSS RESERVES AND RESERVOIR PARAMETERS
June 1, 2014
LAK RANCH, Weston County, Newcastle Wyoming

3C High Estimate
LAK RANCH
Reservoir Parameters	Newcastle(1)(2)
Reservoir Parameters
Reservoir Pressure, psia	370
Reservoir Temperature, deg F	48
Average Porosity, %	20
Average Water Saturation. %	35
Formation Volume Factor, RB/STB	1.020
Petroleum Initially in Place, STB/ac.ft	988.8
Recovery Factor, %	22

Resource Volumes
Net Pay, ft	29.3
Area, acres	3,200

Petroleum Initially in Place, MSTB	92,709
Resources Initially in Place, MSTB	20,396

Note:
(1)	Interval 500.0 - 520.0 m KB.
(2)	Upper, Middle, and Lower Newcastle zones included.

Manitou – Saskatchewan

Pursuant to the terms of the Manitou Purchase and Sale Agreement, on July 30, 2014, Maha acquired a 50% working interest in the Manitou Assets located in the greater Lloydminster area, consisting of 1,280 gross acres (640 net acres) of land, of which 640 gross acres (320 net acres) are undeveloped and 640 gross acres (320 net acres) are developed. Palliser remains the operator of the wells subject to the Manitou Purchase and Sale Agreement.

Sproule assigned approximately 148 thousand BOE of proved reserves and 307 thousand BOE of proved plus probable reserves to the Manitou Assets in the Palliser Reserves Report. Please refer to the Palliser AIF for further information with respect to the Palliser Reserves Report. During the period from January 1, 2014 to June 30, 2014, the Manitou Assets provided Palliser with average production of approximately 171 BOE/d (nil Mcf/d of natural gas) from 5 gross (2.5 net) wells.

Under the Manitou Farmout, Palliser on behalf of Maha, will drill, case and complete or abandon a Sparky test well in the Manitou Area. The well will be funded 100% by Maha, and once in production, Maha will receive 70% of the revenues before payout, after which proceeds will be split 50/50. Drilling of this well commenced on August 23, 2014 and was completed on August 26, 2014.

DIVIDENDS

Maha has not paid any dividends on any class of its securities and does not intend to pay dividends on any class of its securities in the foreseeable future. The future payment of dividends will be dependent upon the financial requirements of Maha to fund future growth, the financial condition of Maha and other factors the Maha Board of Directors may consider appropriate in the circumstances.

SELECTED FINANCIAL INFORMATION

The following is a summary of selected financial information of Maha for the periods indicated which should be read in conjunction with the audited financial statements of Maha and notes thereto for the year ended December 31, 2013, and the unaudited interim financial statements of Maha and the notes thereto for the three and six months ended June 30, 2014 (attached as Schedule C – "Management's Discussion and Analysis and Financial Statements" to this Appendix G).

Maha's financial statements are presented in U.S. dollars and are prepared in accordance with IFRS.

	Year Ended December 31, 2013 (in thousands of $) (audited)	Six Month Period Ended June 30, 2014 (in thousands of $) (unaudited)

Total revenue	Nil	Nil
Income from continuing operations	Nil	Nil
Net loss	1,109	599
Total assets	4,553	18,454
Total long term financial liabilities	194	281
Cash dividends declared	Nil	Nil

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of Maha's financial condition and results of operations is included in Schedule C – "Management's Discussion and Analysis and Financial Statements" to this Appendix G, and should be read in conjunction with the unaudited interim financial statements of Maha and notes thereto for the three and six months ended June 30, 2014 and the audited financial statements and the notes thereto of Maha for the year ended December 31, 2013.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Maha consists of an unlimited number of Maha Common Shares and an unlimited number of preferred shares issuable in series. As of the date hereof, there are 35,799,304 Maha Common Shares and no preferred shares issued and outstanding. In addition, 2,050,000 Maha Options to purchase 2,050,000 Maha Common Shares and 790,881 Maha Warrants to purchase 790,881 Maha Common Shares are issued and outstanding as of the date hereof.

Holders of Maha Common Shares are entitled to one vote at all meetings of Maha Shareholders for each Maha Common Share held. Holders of Maha Common Shares are also entitled to, subject to the prior rights and privileges attaching to any preferred shares of Maha the right to receive: (i) any dividend declared by the Maha Board of Directors; and (ii) the remaining property of Maha, on a pro rata basis, upon dissolution, liquidation or winding up of Maha or upon any distribution of the assets of Maha among shareholders being made (other than by way of dividend out of monies properly applicable to the payment of dividends).

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of Maha, on a consolidated basis, since June 30, 2014. No Maha Common Shares will be issued pursuant to the Amalgamation and all Maha Common Shares exchanged for Resulting Issuer Common Shares pursuant to the terms of the Amalgamation Agreement shall be deemed to have been cancelled as of the Effective Date. As at the date hereof, there are an aggregate of 2,050,000 Maha Options outstanding, comprised of 1,650,000 Maha Options exercisable at a price of US$0.45 per Maha Share with an expiry date of March 31, 2018 and 400,000 Maha Options exercisable at a price of US$0.75 per Maha Share with an expiry date of December 31, 2018. Maha does not intend to grant any Maha Options pursuant to the Maha Stock Option Plan on or before the Effective Date. As at the date hereof, there are 790,881 Maha Warrants outstanding with an exercise price of US$0.45 per Maha Share and an expiry date of February 12, 2015. As at June 30, 2014, Maha's deficit was US$1,707,853. For detailed information on the consolidated capitalization of Maha, please see the interim financial statements for the three and six months ended June 30, 2014 contained in Schedule C – "Management's Discussion and Analysis and Financial Statements" to this Appendix G.

PRIOR SALES

The following table summarizes the issuances of Maha Common Shares or securities convertible into Maha Common Shares in the 12 month period prior to the date hereof.

		Number of	Price per
Date	Securities	Securitie(3)	Security
March 21, 2014	Maha Common Shares(1)	931,931	US$0.45
April 25, 2014	Maha Common Shares(4)	6,852,267	US$1.25
April 30, 2014	Maha Common Shares(2)	3,750,000	US$1.25
May 16, 2014	Maha Common Shares(4)	1,029,000	US$1.25
June 6, 2014	Maha Common Shares(4)	118,983	US$1.25
July 23, 2014	Maha Common Shares(1)	17,193	US$0.45

Notes:
(1)	Issued pursuant to the exercise of Maha Warrants at a price of US$0.45 per Maha Common Share.

(2)

Issued to Newcastle Energy Corp. pursuant to the closing of the purchase and sale between Maha and Derek on April 30, 2014, whereby Maha acquired Derek's remaining, approximate 39% working interest in the LAK Ranch heavy oil field. See "General Development of the Business – Three Year History."

(3)	See "General Development of the Business – Three Year History."

(4)	Issued pursuant to a private placement. See "General Development of the Business – Three Year History."

SECURITIES SUBJECT TO VOTING TRUST AGREEMENT

As at the date hereof, to the knowledge of Maha, no Maha securities are held in escrow pursuant to any escrow agreement or are subject to any contractual restriction on transfer, other than as set forth in the table below.

Designation of Class	Number of Securities Held in Escrow or that are Subject to a Contractual Restriction on Transfer	Percentage of Class
Maha Shares	3,210,193(1)	8.97%

Note:

(1)

April 30, 2014, Newcastle Energy Corp. and Jonas Lindvall entered into the Voting Trust Agreement whereby Newcastle Energy Corp. agreed to vote 3,210,193 of the Maha Shares acquired pursuant to the sale to Maha of Derek's remaining interest in the LAK Ranch heavy oil field in a manner similar to Jonas Lindvall until such time as Maha completes a "liquidity event" or October 31, 2015, whichever occurs first. The LAK Ranch Purchase and Sale Agreement defines a "liquidity event" as either (i) an initial public offering on a recognized stock exchange in Stockholm, Sweden, (ii) a sale of all, or substantially all, of the "New LAK Ranch Leases" (as defined and listed in the LAK Ranch Purchase and Sale Agreement), (iii) a reverse takeover of a TSXV company with a dual Stockholm listing, or (iv) any event similar to (i), (ii) or (iii) that results in liquidity for Maha's shareholders. The Amalgamation will constitute a "liquidity event" pursuant to the terms of the LAK Ranch Purchase and Sale Agreement and the Voting Trust Agreement, and the Voting Trust Agreement will terminate on the Effective Date.

OPTIONS TO PURCHASE SECURITIES OF MAHA

The following table illustrates the number of Maha Options held by the officers, directors, employees and consultants of Maha on the date hereof. All of the Maha Options described below are governed by the Maha Stock Option Plan. Pursuant to the Amalgamation, each Maha Option outstanding will be exchanged for one Resulting Issuer Option at the Effective Date, which Resulting Issuer Options will be governed by the Resulting Issuer Stock Option Plan. See "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – New Maha Stock Option Plan."

Name and Category	Number of Holders	Number of Maha Options	Exercise Price (Range)	Expiration Date
Officers of Maha, as a group	4	1,150,000	US$0.45 – 0.75	03/31/2018
Directors of Maha who are not officers, as a group	1	300,000	US$0.45	03/31/2018
Officers and directors of subsidiaries of Maha, as a group	N/A	N/A	N/A	N/A
Employees of Maha, as a group	2	500,000	US$0.45	03/31/2018 12/31/2018
Consultants of Maha, as a group	1	100,000	US$0.45	03/31/2018
Former directors and officers of Maha, as a group	N/A	N/A	N/A	N/A
Total	8	2,050,000	US$0.45 – 0.75	03/31/2018 12/31/2018

No Maha Warrants are held by individuals in the above noted categories.

PRINCIPAL SHAREHOLDERS

To the knowledge of Maha's directors and officers, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over more than 10% of the Maha Common Shares other than:

Name	Number of Maha Common Shares	Percentage of Voting Rights
Sven Olov Hjelmstad	5,000,000	13.97%
Maha Resources Limited(1)	4,711,600	13.16%

Notes:

(1)	Maha Resources Limited is a private company incorporated pursuant to the laws of Gibraltar and is controlled by Jonas Lindvall, President, Chief Executive Officer and a Director of Maha.

DIRECTORS AND EXECUTIVE OFFICERS

The names and municipality of residence, the position held and the principal occupation during the last five years of each of the directors and executive officers of Maha are set forth below. Directors serve until the next annual meeting of Maha Shareholders or until a successor is elected or appointed.

Date First
Name and Province and	Appointed a
Country of Residence	Director	Position Held	Principal Occupation within the past 5 years

Jonas Lindvall Alberta, Canada	January 23, 2013	Director, President and Chief Executive Officer

Currently the President and Chief Executive officer of Maha. From September 2009 to November 2013, Mr. Lindvall's principal occupation was General Manager of Tethys Oil (Canada). Prior thereto, Mr. Lindvall's principal occupation was Managing Director of Tethys Oil (Oman).

Ron Panchuk Alberta, Canada	January 23, 2013	Director, Chief Corporate Officer and Corporate Secretary

Currently the Chief Corporate Officer and Corporate Secretary of Maha, Corporate Secretary of Azabache Energy Inc. and legal counsel to Canadian Oil Sands Limited. Mr. Panchuk also acted as Vice- President, Business Development and Legal for Ceiba Energy Services Inc. from May 2012 to November 2012 and has been a self-employed lawyer since May 2000.

Anders Ehrenblad Stockholm, Sweden	February 9, 2013	Director

Currently, Investment Manager and Partner of Graviton Investment & Capital Advisers AB. Prior thereto, Mr. Ehrenblad's principal occupation was Corporate & Strategic Sales Executive at Farnell (Nordic) from September 2008 to October 2010.

Date First
Name and Province and	Appointed a
Country of Residence	Director	Position Held	Principal Occupation within the past 5 years

Dan Thompson, P. Eng. Alberta, Canada	N/A	Chief Operating Officer

Currently the Chief Operating Officer of Maha, President of Kinetic Engineering Limited (private co) since 1981 and President of JCG Resources Ltd (private co) since 1990. Director EMM Energy (now Marquee Energy (MQL.V)) to May 2010. Drilling Manager CCED (Oman) 2009 – 2010. Principal consulting engineer at Kinetic Engineering from 1981 to present consulting to independent and major oil companies in drilling, completions, facility and regulatory fields.

Paul Snodgrass Alberta, Canada	N/A	Chief Financial Officer

Currently the Chief Financial Officer of Maha since October, 2013. Prior to joining Maha, Mr. Snodgrass was the Controller for Caltech Surveys (May 2012 to May 2013), Accounting Manager for Flexpipe Systems (January 2011 to May 2012) and Controller for Westech Industries Ltd. (January 2009 to January 2011).

Based upon information furnished to Maha by the respective directors and executive officers, as of the date hereof, the directors and executive officers of Maha, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, 12,355,628 Maha Shares (which includes Maha Shares held by related corporations of the respective directors and officers over which they may exercise direction or control, as well as the 3,210,193 Maha Shares subject to the Voting Trust Agreement), representing approximately 35% of the outstanding Maha Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set forth below, to Maha's knowledge, no director or executive officer: (i) is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of an issuer (including Maha) that: (A) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (B) was subject to an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer, which resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (C) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (ii) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or (iii) has been subject to: (A) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (B) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder making an investment decision.

Ron Panchuk is the Corporate Secretary of Azabache Energy Inc., which was subject to a cease trade order issued by the ASC on November 5, 2010 for failing to file its Annual Filings by the reporting deadline of October 28, 2010. Cease trade orders were also issued by the BCSC and the OSC on November 5, 2010 and November 22, 2010, respectively. Upon the filing of the Annual Filings on November 29, 2010, Azabache Energy Inc. made applications to have the cease trade orders revoked by the respective securities commissions. The cease trade orders of the ASC, the BCSC and the OSC were revoked on December 16, 2010, December 17, 2010 and December 24, 2010, respectively.

Conflicts of Interest

Certain directors of Maha may have interests in other oil and gas companies and oil and gas properties which may from time to time conflict with the interests of Maha. Any such conflicts will be resolved in accordance with the requirements of the ABCA.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS OF MAHA

For the purposes of this section, "Named Executive Officers", means each of the following individuals: (i) the Chief Executive Officer; (ii) the Chief Financial Officer; (iii) each of Maha's three most highly compensated executive officers or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, regardless of compensation amount; and (iv) each individual who would be a Named Executive Officer under (iii) above, but for the fact that the individual was neither an executive officer of Maha, nor acting in a similar capacity, at the end of the respective periods. Based on the foregoing, Maha's Named Executive Officers for the year ended December 31, 2013 are Jonas Lindvall, President and Chief Executive Officer, Paul Snodgrass, Chief Financial Officer, Ron Panchuk, Chief Corporate Officer and Corporate Secretary, and Dan Thompson, Chief Operating Officer (collectively, referred to herein as the "Executive Officers").

Compensation Discussion and Analysis

During the year ended December 31, 2013, Maha did not pay base salaries to any officers or directors of Maha. The primary form of compensation paid to Maha directors and officers during the year ended December 31, 2013 was Maha Option grants pursuant to the terms of the Maha Stock Option Plan. In addition, consulting fees were paid by Maha from time to time to certain officers of Maha for services provided during the year ended December 31, 2013.

Maha Stock Option Plan

Maha has adopted the Maha Stock Option Plan, which provides that the Maha Board may from time to time, in its discretion, grant to directors, officers, employees, consultants and other personnel of Maha or any of its subsidiaries options to purchase Maha Shares, provided that the number of Maha Shares reserved for issuance must not exceed 10% of the number of Maha Shares issued and outstanding on a non-diluted basis at any time, and such number of Common Shares shall automatically increase or decrease as the number of issued and outstanding Maha Shares changes. The term of Maha Options granted pursuant to the Maha Stock Option Plan shall be determined by the Maha Board, provided that the term of any Maha Option shall not exceed 10 years from the date of grant. Under the terms of the Maha Stock Option Plan, any Maha Options granted thereunder will be exercisable for a period of up to ten (10) years from the date of grant. Unless otherwise determined by the Maha Board, if the holder of a Maha Option ceases to be a director, officer, employee or consultant of Maha or its subsidiaries for any reason other than death, such holder may, but only within a reasonable period of time set out in the applicable stock option agreement entered into at the time of grant, following the holder ceasing to be a director, officer, employee or consultant or prior to the expiry of the term of the Maha Option, whichever is earlier, exercise any Maha Option held by such Maha Option holder, but only to the extent that the holder was entitled to exercise the Maha Option at the date of cessation. The Maha Board determines the price per Maha Share and the number of Maha Shares which may be allocated to each director, officer, employee and consultant and all other terms and conditions of the options, subject to the terms of the Maha Stock Option Plan.

Summary Compensation Table

The following table sets forth the total compensation paid to or earned by the Executive Officers for the year ended December 31, 2013.

		Option-
		Based	Non-Equity Incentive		Pension	All Other	Total
Name and	Salary	Awards	Plan Compensation		Value	Compensation	Compensation
Principal
Position	($)	($)(1)	($)		($)	($)	($)

				Long-
			Annual	Term
			Incentive	Incentive
			Plans	Plans

Jonas Lindvall, President and Chief Executive Officer	Nil	72,870 (2)	Nil	Nil	Nil	Nil	72,870

Ron Panchuk, Chief Corporate Officer and Corporate Secretary	Nil	72,870 (3)	Nil	Nil	Nil	Nil	72,870

Paul Snodgrass, Chief Financial Officer	Nil	71,980 (4)	Nil	Nil	Nil	19,347 (5)	91,327

Dan Thompson, Chief Operating Officer	Nil	85,015 (6)	Nil	Nil	Nil	50,000 (7)	135,015

Notes:

(1)

The fair value of Maha Options at the date of grant was determined using the Black-Scholes option pricing model, with the following assumptions: March 31, 2013 grants – stock price of $0.30, risk free interest rate of 1.5%, expected volatility of 125% and dividend yield of Nil; December 31, 2013 grants – stock price of $0.45, risk free interest rate of 1.5%, expected volatility of 125% and dividend yield of Nil.

(2)	On March 31, 2013 Mr. Lindvall was granted Maha Options to purchase 300,000 Maha Shares at an exercise price of US$0.45 per Maha Share with an expiration date of March 31, 2018.
(3)	On March 31, 2013 Mr. Panchuk was granted Maha Options to purchase 300,000 Maha Shares at an exercise price of US$0.45 per Maha Share with an expiration date of March 31, 2018.
(4)	On December 31, 2013 Mr. Snodgrass was granted Maha Options to purchase 200,000 Maha Shares at an exercise price of US$0.75 per Maha Share with an expiration date of December 31, 2018.
(5)	Mr. Snodgrass was paid an aggregate of $19,347 for services provided and invoiced to Maha during the year ended December 31, 2013.
(6)	On March 31, 2013 Mr. Thompson was granted Maha Options to purchase 350,000 Maha Shares at an exercise price of US$0.45 per Maha Share with an expiration date of March 31, 2018.
(7)

Mr. Thompson was paid an aggregate of $50,000 during the year ended December 31, 2013 for consulting services provided in connection with a consulting agreement between the Mr. Thompson, Kinetic Engineering Limited (of which Mr. Thompson is the President) and Maha dated February 1, 2013. Pursuant to the terms of the consulting agreement, Maha is invoiced on a monthly basis for certain engineering, operations and other services provided to Maha.

Outstanding Option Based Awards

The following table sets forth the Maha Options granted to the Executed Officers to purchase or acquire securities of Maha outstanding as at the date hereof.

		Option-based Awards

				Value of
	Number of			unexercised
	securities			in-the-money
	underlying			options
	unexercised options	Option exercise	Option expiration
Name	(#)	price (US$)	date	($)(1)

Jonas Lindvall	300,000	0.45	March 31, 2018	Nil

Ron Panchuk	300,000	0.45	March 31, 2018	Nil

Paul Snodgrass	200,000	0.75	December 31, 2018	Nil

Dan Thompson	350,000	0.45	March 31, 2018	Nil

Notes:

(1)	The value of options granted is based on the difference between the market price of the Maha Shares on December 31, 2013 and the exercise price of the options.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value vested or earned during the year of option-based awards paid to the Executive Officers for the year ended December 31, 2013.

Non-equity incentive plan
	Option-based awards - Value	compensation - Value
Name	vested during the year ($)(1)	earned during the year ($)
Jonas Lindvall	Nil	N/A
Ron Panchuk	Nil	N/A
Paul Snodgrass	Nil	N/A
Dan Thompson	Nil	N/A

Note:

(1)

The aggregate dollar value that would have been realized if the Maha Options under the option-based award had been exercised on the vesting date. Calculated by determining the difference between the market price of the underlying securities at exercise and the exercise price of the Maha Options under the option-based award on the vesting date.

Termination and Change of Control Benefits

During the year ended December 31, 2013, there was no plan or arrangement in place in respect of compensation received or that may be received by the Executive Officers with a view to compensating such individuals in the event of termination of their employment or a change of responsibilities following a change of control.

Maha entered into employment agreements (the "Employment Agreements") with Jonas Lindvall and Ron Panchuk effective January 1, 2014 (See "Pro Forma Information of New Maha After Giving Effect to the Amalgamation – Statement of Proposed Executive Compensation" in the Information Circular"). The Employment Agreements provide for an indefinite term of employment and may be terminated by: (i) Maha giving notice of termination (other than for just cause) to the Executive Officer; or (ii) the Executive Officer giving notice of termination to Maha in the event the Executive Officer has suffered a material reduction in his title, manner of compensation, responsibilities or powers that would constitute constructive dismissal under common law, or in the event there occurs a Change of Control (as defined below). Upon termination of an Employment Agreement, the Executive Officer shall treat confidentially all confidential information belonging to Maha and shall not disclose such confidential information to any unauthorized persons, except with the express written consent of the Maha Board, or as otherwise required by law.

In the event Maha terminates an Employment Agreement (other than for just cause) or the Executive Officer gives notice of termination to Maha pursuant to the foregoing, Maha shall pay to the Executive Officer an amount equal to: (i) the Executive Officer's annual base salary for a 12 month period, as a lump sum payment; (ii) a lump sum payment for loss of benefits in an amount equal to 15% of the Executive Officer's annual base salary for a 12 month period; and (iii) the Executive Officer's earned but unpaid incentive bonus up to and including the last completed fiscal quarter (the "Severance Payment"). The Executive Officer's stock options shall be deemed to be vested as of the date of termination. The Executive Officer's right to receive the Severance Payment shall be subject to the Executive Officer executing and providing a release to the Corporation (as described in the Employment Agreements).

For the purposes of the Employment Agreements, "Change of Control" means:

(a)

the acceptance by Maha Shareholders, representing in the aggregate, 30% or more of all issued and outstanding Maha Shares, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Maha Shares provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction, individuals who were members of the Maha Board immediately prior to the effective date of such transaction constitute a majority of the Maha Board following such effective date;

(b)

the acquisition hereafter, by whatever means, and including, without limitation, by way of an arrangement, merger or acquisition, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert, directly or indirectly), of beneficial ownership of outstanding securities, other interests or rights to acquire securities, which, together with such person's then- owned outstanding securities, other interests or rights to acquire securities, if any, result in that person or persons being in a position to exercise effective control of Maha which, for the purpose of this definition, shall be deemed to be any person or group of persons holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or interests (except where such acquisition is part of a bona fide reorganization of Maha in circumstances where the affairs of Maha are continued, directly or indirectly);

(c)	the sale by Maha of all or substantially all of its assets (other than to an Affiliate of Maha in circumstances where the affairs of Maha are continued, directly or indirectly);

(d)

the passing of a resolution by the Maha Board or the Maha Shareholders to substantially liquidate the assets or wind up Maha or significantly rearrange the affairs of Maha in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such resolution relating to a liquidation, winding-up or re-arrangement is part of a bona fide reorganization of Maha in circumstances where the affairs of Maha are continued, directly or indirectly): or

(e)	any other event which in the opinion of the Maha Board constitutes a Change of Control.

The compensation to be paid to the directors and officers of New Maha will initially be the same as the compensation paid to the existing directors and officers of Maha and Palliser who carry on as directors or officers of New Maha, and the Employment Agreements of Mr. Lindvall and Mr. Panchuk will continue in effect with respect to their services provided as officers of New Maha. See Appendix G "Information Concerning Maha – Compensation of Executive Officers and Directors of Maha" and Appendix F "Information Concerning Palliser –Compensation Discussion and Analysis".

The compensation of the directors and officers of New Maha going forward will be determined by the New Maha Board of Directors and/or the compensation committee of New Maha (if such committee is constituted by the New Maha Board of Directors) subsequent to the completion of the Amalgamation. To establish competitive salaries, it is anticipated that the New Maha Board of Directors or its compensation committee (if constituted) will use reports prepared by independent advisors.

Director Compensation Table

The following table sets forth the value of all compensation provided to directors, not including the directors who are also Executive Officers, for Maha for the year ended December 31, 2013.

Option-
		Based	Non-Equity Incentive		Pension	All Other	Total
		Awards	Plan Compensation		Value	Compensation	Compensation
Fees
Name	earned ($)	($)(3)	($)		($)	($)	($)

Long-
			Annual	Term
			Incentive	Incentive
			Plans	Plans

Anders Ehrenblad	Nil	72,870(1)	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	The fair value of Maha Options at the date of grant was determined using the Black-Scholes option pricing model, with the following assumptions: stock price of $0.30, risk free interest rate of 1.5%, expected volatility of 125% and dividend yield of Nil.
(2)	On March 31, 2013 Mr. Ehrenblad was granted Maha Options to purchase 300,000 Maha Shares at an exercise price of US$0.45 per Maha Share with an expiration date of March 31, 2018.

Outstanding Option Based Awards

The following table sets forth the options granted to the directors of Maha, not including the directors who are also Executive Officers, to purchase or acquire securities of Maha outstanding for the year ended December 31, 2013.

Option-based Awards

Value of
	Number of			unexercised
	securities			in-the-money
	underlying			options
	unexercised options	Option exercise	Option expiration
Name	(#)	price (US$)	date	($)(1)

Anders Ehrenblad	300,000	0.45	March 31, 2018	Nil

Notes:

(1)	The value of options granted is based on the difference between the market price of the Maha Shares on December 31, 2013 and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth the value vested or earned during the year of option-based awards paid to directors, not including those directors who are also Executive Officers, for the year ended December 31, 2013.

Non-equity incentive plan
	Option-based awards - Value	compensation - Value
Name	vested during the year ($)(1)	earned during the year ($)

Anders Ehrenblad	Nil	N/A

Note:

(1)

The aggregate dollar value that would have been realized if the Maha Options under the option-based award had been exercised on the vesting date. Calculated by determining the difference between the market price of the underlying securities at exercise and the exercise price of the Maha Options under the option-based award on the vesting date.

EQUITY COMPENSATION PLAN

The following table sets forth information regarding Maha's compensation plans for the year ended December 31, 2013.

Number of securities
remaining available for
future issuance, under
	Number of securities to	Weighted-average	equity compensation
	be issued upon exercise	exercise price of	plans (excluding
	of outstanding options,	outstanding options,	securities reflected in
Plan Category	warrants and rights	warrants and rights	first column)

Equity compensation plans approved by securityholders	N/A	N/A	N/A

Equity compensation plans not approved by securityholders(1)	2,050,000	US$0.51	1,529,930

Total	2,050,000	$0.51	1,529,930

Note:

(1)	The Maha Board may grant up to 10% of the issued number of Maha Shares outstanding at the date of the stock option grant.

AUDIT COMMITTEES AND CORPORATE GOVERNANCE

Maha's corporate governance disclosure is attached as Schedule B to this Appendix G. The Maha Board does not currently have any committees. All business is dealt with by the Maha Board as a whole.

RISK FACTORS

Upon the completion of the Amalgamation, Maha Shareholders will receive Resulting Issuer Shares in exchange for their Maha Shares. An investment in the Resulting Issuer Shares would be subject to certain risks in addition to the risks applicable to an investment in Maha. Maha Shareholders should carefully consider the risks described under the heading "The Amalgamation – Risk Factors Related to the Amalgamation" in the Information Circular and under the heading "Risk Factors" in Appendix F – Information Concerning Palliser attached to the Information Circular. In addition, whether or not the Amalgamation is completed, Maha will continue to face many of the risks that it currently faces with respect to its business and affairs.

The following risk factors relate to an investment in securities of Maha. Investors should carefully consider the risk factors set out below and consider all other information contained in the Information Circular, including all appendices thereto, before making a decision relating to voting on the Amalgamation.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Maha depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, Maha’s existing reserves, and the production from them, will decline over time as Maha produces from such reserves. A future increase in Maha's reserves will depend on both the ability of Maha to explore and develop its existing properties and on its ability to select and acquire suitable producing properties or prospects. There is no assurance that Maha will be able continue to find satisfactory properties to acquire or participate in. Moreover, management of Maha may determine that current markets, terms of acquisition, participation or pricing conditions make potential acquisitions or participations uneconomic. There is also no assurance that Maha will discover or acquire further commercial quantities of oil and natural gas.

Future oil and natural gas exploration may involve unprofitable efforts from dry wells as well as from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, completing (including hydraulic fracturing), operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.

Drilling hazards, environmental damage and various field operating conditions could greatly increase the cost of operations and adversely affect the production from successful wells. Field operating conditions include, but are not limited to, delays in obtaining governmental approvals or consents, and shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, it is not possible to eliminate production delays and declines from normal field operating conditions, which can negatively affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including, but not limited to, fire, explosion, blowouts, cratering, sour gas releases, and spills or other environmental hazards. These typical risks and hazards could result in substantial damage to oil and natural gas wells, production facilities, other property, the environment and personal injury.

Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on Maha’s business, financial condition, results of operations and prospects.

As is standard industry practice, Maha is not fully insured against all risks, nor are all risks insurable. Although Maha maintains liability insurance in an amount that it considers consistent with industry practice, liabilities associated with certain risks could exceed policy limits or not be covered. In either event Maha could incur significant costs.

Global Financial Markets

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the American and European sovereign debt levels have caused significant volatility in commodity prices. These events and conditions have caused a decrease in confidence in the broader United States and global credit and financial markets and have created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions have caused the broader credit markets to further deteriorate and stock markets to decline substantially. While there are signs of economic recovery, these factors have negatively impacted company valuations and are likely to continue to impact the performance of the global economy going forward. If the economic climate in the U.S. or the world generally deteriorates, demand for petroleum products could diminish further and price for oil and natural gas could decrease further, which could adversely impact Maha's results of operations, liquidity and financial condition. Petroleum prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economy, actions taken by OPEC, political instability in oil producing regions and the ongoing global credit and liquidity concerns. This volatility may in the future affect Maha's ability to obtain equity or debt financing on acceptable terms.

Prices, Markets and Marketing

Numerous factors beyond Maha's control do, and will continue to affect the marketability and price of oil and natural gas acquired or discovered by Maha. Maha's ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver petroleum products Maha produces to commercial markets. Deliverability uncertainties related to the distance Maha's reserves are to pipelines, processing, loading and storage facilities, operational problems affecting pipelines and facilities as well as government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business may also affect Maha.

Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond the control of Maha. These factors include economic conditions, in the United States, Canada and Europe, the actions of OPEC, governmental regulation, political stability in the Middle East, Northern Africa and elsewhere, the foreign supply of oil and natural gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Prices for oil and natural gas are also subject to the availability of foreign markets and Maha's ability to access such markets. A material decline in prices could result in a reduction of Maha's net production revenue. The economics of producing from some wells may change because of lower prices, which could result in reduced production of oil or natural gas and a reduction in the economic volumes of Maha's reserves. Maha might also elect not to produce from certain wells at lower prices.

All these factors could result in a material decrease in Maha's expected net production revenue and a reduction in its oil and natural gas acquisition, development and exploration activities. Any substantial and extended decline in the price of oil and natural gas would have an adverse effect on Maha's carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on Maha's business, financial condition, results of operations and prospects.

Oil and natural gas prices are expected to remain volatile for the near future because of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, OPEC actions, and sanctions imposed on certain oil producing nations by other countries and the ongoing credit and liquidity concerns. Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisitions and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Income Taxes

Maha files all required income tax returns and believes that it is in material compliance with the provisions of the Tax Act, all other applicable provincial tax legislation as well as the Internal Revenue Code in the United States. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Maha, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

There can be no assurance that United States federal income tax laws and Internal Revenue Service and Department of the Treasury administrative and legislative policies respecting the United States federal income tax consequences will not be changed, perhaps on a retroactive basis, in a manner that may adversely affect Maha, Maha U.S. and/or Maha Shareholders. In particular, any such change could increase the amount of United States federal income tax or withholding tax payable by Maha, reducing the amount of distributions which Maha would otherwise receive and thereby reducing the amount available to pay distributions to Shareholders.

Income tax laws relating to the oil and natural gas industry, such as the treatment of resource taxation or dividends, may in the future be changed or interpreted in a manner that adversely affects Maha. Furthermore, tax authorities having jurisdiction over Maha may disagree with how Maha calculates its income for tax purposes or could change administrative practices to Maha's detriment. There can be no assurances that future revisions to Canadian or United States domestic tax law, or to the terms of the Convention between the United States and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Treaty"), will not result in an adverse change to the tax treatments of Maha, the amounts paid by Maha or a denial of treaty benefits to Maha with respect to such payments.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.

Compliance with environmental legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Maha to incur costs to remedy such discharge. Although Maha believes that it will be in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on Maha's business, financial condition, results of operations and prospects.

Gathering and Processing Facilities and Pipeline Systems

Maha delivers its products through gathering, processing and pipeline systems some of which it does not own. The amount of oil and natural gas that Maha can produce and sell is subject to the accessibility, availability, proximity and capacity of these gathering, processing and pipeline systems. The lack of availability of capacity in any of the gathering, processing and transportation systems, including pipeline systems or rail cars, could result in Maha's inability to realize the full economic potential of its production or in a reduction of the price offered for Maha's production. Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market oil and natural gas production. In addition, the pro-rationing of capacity on inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas. Any significant change in market factors or other conditions affecting these infrastructure systems and facilities, as well as any delays in constructing new infrastructure systems and facilities could harm Maha's business and, in turn, Maha's financial condition, results of operations and cash flows.

A portion of Maha's production may, from time to time, be processed through facilities owned by third parties and over which Maha does not have control. From time to time these facilities may discontinue or decrease operations either as a result of normal servicing requirements or as a result of unexpected events. A discontinuation or decrease of operations could materially adversely affect Maha's ability to process its production and to deliver the same for sale.

Competition

The petroleum industry is competitive in all its phases. Maha competes with numerous other entities in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Maha's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of Maha. Maha's ability to increase its reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price, methods, and reliability of delivery and storage.

Variations in Foreign Exchange Rates and Interest Rates

World oil and natural gas prices are quoted in United States dollars. The Canadian/United States dollar exchange rate, which fluctuates over time, consequently affects the price received by Canadian producers of oil and natural gas. Material increases in the value of the Canadian dollar negatively affect certain of Maha's production revenues. Future Canadian/United States exchange rates could accordingly affect the future value of Maha's reserves as determined by independent evaluators.

Maha may issue debt in Canadian dollars, U.S. dollars, Euros or Swedish krona. Maha's interest costs will fluctuate with changes in exchange rates with the Canadian dollar if debt is issued in U.S. dollars, Euros or Swedish krona and Maha does not hedge its currency exposure.

To the extent that Maha engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which Maha may contract.

An increase in interest rates could result in a significant increase in the amount Maha pays to service debt, resulting in a reduced amount available to fund its exploration and development activities, and if applicable, the cash available for dividends.

Hedging

From time to time, Maha may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, to the extent that Maha engages in price risk management activities to protect itself from commodity price declines, it may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, Maha's hedging arrangements may expose it to the risk of financial loss in certain circumstances, including instances in which:

  production falls short of the hedged volumes;

  there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangement;

  the counterparties to the hedging arrangements or other price risk management contracts fail to perform under those arrangements; or

  a sudden unexpected event materially impacts oil and natural gas prices.

Similarly, from time to time Maha may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar. However, if the Canadian dollar declines in value compared to the United States dollar, Maha will not benefit from the fluctuating exchange rate.

The Dobb Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law by the President of the U.S. on July 21, 2010, and the provisions of the Dodd-Frank Act generally were effective beginning 360 days from the date of enactment, on July 16, 2011. Provisions that require further rulemaking will not take effect until at least 60 days after publication of the related final rule. The United States Securities and Exchange Commission (the "SEC") and the United States Commodity Futures Trading Commission (the "CFTC") have not completed all of the rulemaking the Dodd-Frank Act directs them to carry out. The regulators have granted temporary relief from the general effective date for various requirements of the Dodd-Frank Act, and also have indicated they may phase in implementation of various requirements of the new rules. In the future, Maha may use over the counter derivative markets for its oil and natural gas derivative contracts. The Dodd-Frank Act could reduce liquidity in the energy futures markets. Such changes could materially reduce hedging opportunities and negatively affect revenues and cash flow during periods of low commodity prices.

Operational Dependence

Other companies operate some of the assets in which Maha has an interest. Maha has limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect Maha's financial performance. Maha's return on assets operated by others depends upon a number of factors that may be outside of Maha's control, including, but not limited to, the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Substantial Capital Requirements

Maha anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. As future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, Maha's ability to do so is dependent on, among other factors:

  the overall state of the capital markets;

  Maha's credit rating (if applicable);

  interest rates;

  royalty rates;

  tax burden due to current and future tax laws; and

  investor appetite for investments in the energy industry and Maha's securities in particular.

Further, if Maha's revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Maha. The inability of Maha to access sufficient capital for its operations could have a material adverse effect on Maha's business financial condition, results of operations and prospects.

Additional Funding Requirements

Maha's cash flow may not be sufficient to fund its ongoing activities at all times and from time to time, Maha may require additional financing in order to carry out its oil and natural gas acquisition, exploration and development activities. There is risk that if the economy and banking industry experienced unexpected and/or prolonged deterioration, Maha's access to additional financing may be affected.

Because of the global economic volatility, Maha may from time to time have restricted access to capital and increased borrowing costs. Failure to obtain such financing on a timely basis could cause Maha to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Maha's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Maha's ability to expend the necessary capital to replace its reserves or to maintain its production. To the extent that external sources of capital become limited, unavailable, or available on onerous terms, Maha's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be affected materially and adversely as a result. In addition, the future development of Maha's petroleum properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms. Failure to obtain any financing necessary for Maha's capital expenditure plans may result in a delay in development or production on Maha's properties.

Seasonality

The level of activity in the North American oil and natural gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities, provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of Maha as the demand for natural gas rises during cold winter months and hot summer months.

Regulatory

Various levels of both the Canadian and United States governments impose extensive controls and regulations on oil and natural gas operations (exploration, production, pricing, marketing and transportation). Governments may regulate or intervene with respect to exploration and production activities, prices, taxes, royalties and the exportation of oil and natural gas. Amendments to these controls and regulations may occur from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for crude oil and natural gas and increase Maha's costs, either of which may have a material adverse effect on Maha's business, financial condition, results of operations and prospects. In order to conduct oil and natural gas operations, Maha will require licenses from various governmental authorities. There can be no assurance that Maha will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake. In addition to regulatory requirements pertaining to the production, marketing and sale of oil and natural gas mentioned above, Maha's business and financial condition could be influenced by federal legislation affecting, in particular, foreign investment, through legislation such as the Competition Act (Canada), the Investment Canada Act (Canada), and the Foreign Investment and National Security Act of 2007 (United States).

The activities and production companies operating in the United States are subject to extensive regulation at the federal, state and local levels. Changes to existing laws and regulations, or new laws and regulations, if adopted, could have an adverse effect on Maha’s business. Specifically certain legislation introduced in the United States Congress, would repeal the expensing of intangible drilling costs, repeal the percentage depletion allowance and increase the amortization period of geological and geophysical expenses currently available to independent producers of oil and natural gas. These changes, if enacted, would make it more costly to explore for and develop oil and natural gas reserves. In addition, substantive changes to the United States Internal Revenue Code of 1986 section 163(j) and related legislation have been proposed in the past that, if adopted, would negatively affect Maha’s ability to take certain interest deductions. Any such changes could natively impact cash flows, the cash flow available for distribution to Shareholders, the amount of distributions to Shareholders and the value of the Shares. Maha is unable to predict whether any changes, or other proposals to such laws, ultimately will be enacted.

Royalty Regimes

There can be no assurance that the federal governments, the state governments and the provincial governments will not adopt new royalty regimes or modify the existing royalty regimes which may have an impact on the economics of Maha's projects. An increase in royalties would reduce Maha's earnings and could make future capital investments, or Maha's operations, less economic.

Conflicts of Interest

Certain directors or officers of Maha are also directors or officers of other oil and natural gas companies and as such may, in certain circumstances, have a conflict of interest. Conflicts of interest, if any, will be subject to and governed by procedures prescribed by the ABCA which require a director of officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with Maha disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Alternatives to and Changing Demand for Petroleum Products

Full conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for oil and other liquid hydrocarbons. Maha cannot predict the impact of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on Maha's business, financial condition, results of operations and cash flows.

Cost of New Technologies

The oil industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other oil companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before Maha. There can be no assurance that Maha will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by Maha or implemented in the future may become obsolete. In such case, Maha's business, financial condition and results of operations could be materially adversely affected. If Maha is unable to utilize the most advanced commercially available technology, its business, financial condition and results of operations could be materially adversely affected.

Climate Change

Maha's exploration and production facilities and other operations and activities emit greenhouse gases which may require Maha to comply with greenhouse gas emissions legislation in Saskatchewan or that may be enacted in other provinces or states. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As a signatory to the United Nations Framework Convention on Climate Change (the "UNFCCC") and as a participant to the Copenhagen Agreement (a non-binding agreement created by the UNFCCC), the Government of the United States announced on January 29, 2010 that it will seek a 4% reduction in greenhouse gas ("GHG") emissions from 1990 levels by 2020. These GHG emission reduction targets are not binding, however. Some of Maha's significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage GHG emissions. The direct or indirect costs of compliance with these regulations may have a material adverse effect on Maha's business, financial condition, results of operations and prospects. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact on Maha and its operations and financial condition.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Maha and may delay exploration and development activities.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Maha's claim. The actual interest of Maha in properties may, therefore, vary from Maha's records. If a title defect does exist, it is possible that Maha may lose all or a portion of the properties to which the title defect relates, which may have a material adverse effect on Maha's business, financial condition, results of operations and prospects. There may be valid challenges to title, or proposed legislative changes which affect title, to the oil and natural gas properties Maha controls that, if successful or made into law, could impair Maha's activities on them and result in a reduction of the revenue received by Maha.

Industry practice in the United States for acquiring undrilled or non-producing oil and natural gas leases or interests does not typically involve retaining lawyers to examine the title to the mineral interest and instead relies upon the judgment of oil and natural gas lease brokers or landmen who preform the fieldwork in examining records in the appropriate governmental office or using available field notes, run sheets or title abstracts before attempting to acquire a lease in a specific mineral interest.

Prior to the drilling of an oil or natural gas well, however, it is the normal practice in the industry for the operator of the well to obtain a preliminary title review by a lawyer, law firm or land professional to ensure there are no obvious defect in title to the well. Frequently, as such examinations, certain curative work must be done to correct defects in the marketability of the title, and such curative work entails expense. Failure to cure any title defects may adversely impact the ability in the future to increase production and reserves,

There can be no assurance that Maha will not suffer a monetary loss from title defects or title failure. Additionally, undeveloped acreage has greater risk of title defects than developed acreage. If there are any title defects or defects in assignment of leasehold rights in properties in which Maha holds an interest, it may suffer a financial loss.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and the future cash flows attributed to such reserves. The reserve information set forth in this document are estimates only. Generally, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as:

  historical production from the properties;

  production rates;

  ultimate reserve recovery;

  timing and amount of capital expenditures;

  marketability of oil and natural gas;

  royalty rates; and

  the assumed effects of regulation by governmental agencies and future operating costs (all of which may vary materially from actual results).

For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times may vary. Maha's actual production, revenues, taxes and development and operating expenditures with respect to its properties will vary from estimates thereof and such variations could be material.

Insurance

Maha's involvement in the exploration for and development of oil and natural gas properties may result in Maha becoming subject to liability for pollution, blow outs, leaks of sour natural gas, property damage, personal injury or other hazards. Although Maha maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, certain risks are not, in all circumstances, insurable or, in certain circumstances, Maha may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to Maha. The occurrence of a significant event that Maha is not fully insured against, or the insolvency of the insurer of such event, may have a material adverse effect on Maha's business, financial condition, results of operations and prospects.

Dilution

Maha may make future acquisitions or enter into financings or other transactions involving the issuance of securities of Maha which may be dilutive.

Management of Growth

Maha may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls. The ability of Maha to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Maha to deal with this growth may have a material adverse effect on Maha's business, financial condition, results of operations and prospects.

Expiration of Licences and Leases

Maha's properties are held in the form of licences and leases and working interests in licences and leases. If Maha or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of Maha's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on Maha's business, financial condition, results of operations and prospects.

Dividends

Maha has not paid any dividends on its outstanding shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of Maha, the need for funds to finance ongoing operations and other considerations, as the Board of Directors of Maha considers relevant.

Reliance on Key Personnel

Maha's success depends in large measure on certain key personnel. The loss of the services of such key personnel may have a material adverse effect on Maha's business, financial condition, results of operations and prospects. Maha does not have any key person insurance in effect for Maha. The contributions of the existing management team to the immediate and near term operations of Maha are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Maha will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Maha.

Third Party Credit Risk

Maha may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Maha, such failures may have a material adverse effect on Maha's business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may affect a joint venture partner's willingness to participate in Maha's ongoing capital program, potentially delaying the program and the results of such program until Maha finds a suitable alternative partner.

Litigation

In the normal course of Maha's operations, it may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, related to personal injuries, property damage, property tax, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to Maha and as a result, could have a material adverse effect on Maha's assets, liabilities, business, financial condition and results of operations.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

Maha considers acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner and Maha's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Maha. The integration of acquired businesses may require substantial management effort, time and resources diverting management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets may be periodically disposed of so Maha can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of Maha, if disposed of, may realize less than their carrying value on the financial statements of Maha.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada and the United States. Maha is not aware that any claims have been made in respect of its properties and assets; however, if a claim arose and was successful such claim may have a material adverse effect on Maha's business, financial condition, results of operations and prospects.

Geopolitical Risks

Political events throughout the world that cause disruptions in the supply of oil continue to affect the marketability and price of oil and natural gas acquired or discovered by Maha. Conflicts, or conversely peaceful developments, arising outside of Canada and the United States have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and result in a reduction of Maha's net production revenue.

In addition, Maha's oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of Maha's properties, wells or facilities are the subject of terrorist attack it may have a material adverse effect on Maha's business, financial condition, results of operations and prospects. Maha does not have insurance to protect against the risk from terrorism. Breach of Confidentiality

While discussing potential business relationships or other transactions with third parties, Maha may disclose confidential information relating to the business, operations or affairs of this Corporation. Although confidentiality agreements are signed by third parties prior to the disclosure of any confidential information, a breach could put Maha at competitive risk and may cause significant damage to its business. The harm to Maha's business from a breach of confidentiality cannot presently be quantified, but may be material and may not be compensable in damages. There is no assurance that, in the event of a breach of confidentiality, Maha will be able to obtain equitable remedies, such as injunctive relief, from a court of competent jurisdiction in a timely manner, if at all, in order to prevent or mitigate any damage to its business that such a breach of confidentiality may cause.

Expansion into New Activities

The operations and expertise of Maha's management are currently focused primarily on oil and gas production, exploration and development in Wyoming, Alberta and Saskatchewan. In the future Maha may acquire or move into new industry related activities or new geographical areas, may acquire different energy related assets, and as a result may face unexpected risks or alternatively, significantly increase Maha's exposure to one or more existing risk factors, which may in turn result in Maha's future operational and financial conditions being adversely affected.

Issuance of Debt

From time to time, Maha may enter into transactions to acquire assets or shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase Maha's debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, Maha may require additional debt financing that may not be available or, if available, may not be available on favourable terms. Neither Maha's articles nor its by-laws limit the amount of indebtedness that Maha may incur. The level of Maha's indebtedness from time to time, could impair Maha's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Forward-Looking Information May Prove Inaccurate

Shareholders and prospective investors are cautioned not to place undue reliance on Maha's forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risk and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Additional information on the risks, assumption and uncertainties are found under the heading "Cautionary Notice Regarding Forward-Looking Statements and Information" in the Information Circular.

NON-ARM'S LENGTH PARTY TRANSACTIONS

Other than as provided herein, within the five years prior to the date hereof, Maha had the following non-arm's length transactions, whereby Maha has obtained assets or services from a director, officer or promoter of Maha, a principal securityholder of Maha or an associate or affiliate of any of the foregoing:

(a)

On January 30, 2013, Maha entered into an assignment agreement with Maha Resources Limited, a company controlled by Jonas Lindvall, an officer and director of Maha, whereby Maha Resources Limited agreed to transfer to Maha the rights to a memorandum of understanding between Maha Resources Limited and Derek for consideration of US$350,000 paid in the form of 2,333,333 Maha Shares with a value of US$0.15 per Maha Share.

(b)	During the six month period ending June 30, 2014, key management personnel of Maha received consultant fees in the aggregate amount of US$32,200.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Management of Maha is not aware of any existing or contemplated legal proceedings or regulatory matters material to Maha to which Maha is a party or to which any of its properties are subject.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described herein, or under "The Amalgamation – Interests of Certain Persons or Companies in the Amalgamation" in the Information Circular and in the financial statements and MD&A of Maha attached as Schedule C to this Appendix G, there were no material interests, direct or indirect, of directors and executive officers of Maha, any shareholder who beneficially owns more than 10% of the Maha Shares, or any known associate or affiliate of such persons in any transaction completed within the last three years, or in any proposed transaction which has materially affected or would materially affect Maha.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Maha are Deloitte LLP, Chartered Accountants, 700, 850 – 2nd St. S.W., Calgary, Alberta, T2P 0R8.

Burstall Winger Zammit LLP at its offices in Calgary, Alberta acts as the transfer agent and registrar for all of the outstanding Maha Common Shares.

MATERIAL CONTRACTS

Except as set forth below and contracts entered into in the ordinary course of business, the only contracts entered into by Maha since its most recently completed financial year or before Maha's most recently completed financial year which are still in effect, which can reasonably be regarded as presently material to Maha are:

(a)	the Amalgamation Agreement (see "The Amalgamation – The Amalgamation Agreement" in the Information Circular);

(b)	the LAK Ranch Purchase and Sale Agreement (see "General Development of the Business – Three Year History" in this Appendix G);

(c)	the Manitou Purchase and Sale Agreement (see "General Development of the Business – Recent Developments" and "Description of Principal Properties – Manitou – Saskatchewan" in this Appendix G); and

(d)	the Voting Trust Agreement.

Copies of the foregoing material contracts are available for review by Maha Shareholders at the offices of Maha, Suite 500, 734 – 7th Ave. S.W., Calgary, Alberta, T2P 3P8 during regular business hours until the closing of the Amalgamation and for a period of 30 days thereafter.

EXPERTS

Names of Experts

The only persons or companies who are named as having prepared or certified a report, valuation, statement or opinion in this Appendix G and whose profession or business gives authority to the report, valuation statement or opinion made by the person or company, are Deloitte LLP, Maha's independent auditors, Chapman, Maha's independent qualified reserves evaluator with respect to the Chapman Report, and Sproule, Palliser's independent engineering evaluators with respect to the Palliser Reserve Report, and Burstall Winger Zammit LLP, Maha's legal counsel.

Interests of Experts

To Maha's knowledge, no registered or beneficial interests, direct or indirect, in any securities or other property of Maha or of one of Maha's associates or affiliates (i) were held by Sproule, when Sproule prepared the report, valuation, statement or opinion in question, (ii) were received by Sproule after Sproule prepared the report, valuation, statement or opinion in question, or (iii) is to be received by Sproule. Neither Sproule nor any director, officer or employee of Sproule is or is expected to be elected, appointed or employed as a director, officer or employee of Maha or of any associate or affiliate of Maha.

To Maha's knowledge, no registered or beneficial interests, direct or indirect, in any securities or other property of Maha or of one of Maha's associates or affiliates (i) were held by Chapman, when Chapman prepared the report, valuation, statement or opinion in question, (ii) were received by Chapman after Chapman prepared the report, valuation, statement or opinion in question, or (iii) is to be received by Chapman. Neither Chapman nor any director, officer or employee of Chapman is or is expected to be elected, appointed or employed as a director, officer or employee of Maha or of any associate or affiliate of Maha.

Maha's auditors are Deloitte LLP, Chartered Accountants, who have prepared independent auditors' reports dated June 18, 2014 in respect of Maha's financial statements as at December 31, 2013 and for the year then ended. Deloitte LLP has advised that they are independent with respect to Maha within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

As at the date hereof no partners or associates of Burstall Winger Zammit LLP own, directly or indirectly, any Maha Shares.

SIGNIFICANT ACQUISITIONS

Maha has not completed a "significant acquisition" since the beginning of the most recently completed financial year pursuant to the meaning of that term in National Instrument 51-102 – Continuous Disclosure Obligations.

FINANCIAL STATEMENTS

The following financial statements are included in Schedule C – "Management's Discussion and Analysis and Financial Statements" to this Appendix G:

1.	Maha's unaudited interim financial statements for the three and six months ended June 30, 2013; and

2.	the audited financial statements for the year ended December 31, 2013.

GA-1

SCHEDULE A TO APPENDIX G

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Maha Energy Inc. ("Maha" or the "Corporation") are responsible for the preparation and disclosure of information with respect to Maha's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2013 estimated using forecast prices and costs.

The board of directors of the Corporation has determined that, as of the last day of the Corporation's most recently completed financial year, the Corporation had no reserves

An independent qualified reserves evaluator has not been retained to evaluate the Corporation's reserves data as Maha had no reserves as of the last day of the Corporation's most recently completed financial year and no report of an independent qualified reserves evaluator is being disclosed by the Corporation for the period from January 1, 2013 to December 31, 2013.

The board of directors has reviewed Maha's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved:

(a)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)	Maha not filing Form 51-102F2 which is the report of the independent qualified reserves evaluator (auditor) on the reserves data because the Corporation had no reserves as of December 31, 2013; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED as of this 12th day of September, 2014.

(signed) "Karl Jonas Lindvall "	(signed) "Ronald Panchuk"
Karl Jonas Lindvall	Ronald Gregory Panchuk
President, Chief Executive Officer and Director	Chief Corporate Officer, Corporate Secretary and
Director

(signed) "Anders Ehrenblad"	(signed) "Daniel Thompson"
Anders Ehrenblad	Daniel Thompson
Director	Chief Operating Officer

GB-1

SCHEDULE B TO APPENDIX G – CORPORATE GOVERNANCE DISCLOSURE

1.	Board of Directors (the "Maha Board")

The Maha Board has determined that the following director of Maha is independent:

Anders Ehrenblad

The Maha Board has determined that the following two (2) directors of Maha are not independent:

Jonas Lindvall
Ron Panchuk

Mr. Lindvall is not considered to be independent as he is the President and Chief Executive Officer of Maha. Mr. Panchuk is not considered to be independent as he is the Chief Corporate Officer and Corporate Secretary of Maha.

2.	Directorships

No directors of Maha are presently directors of other entities that are reporting issuers (or the equivalent) in a jurisdiction or a foreign jurisdiction.

3.	Orientation and Continuing Education

Due to the size of the Maha Board, no formal program currently exists for the orientation of new directors; existing directors provide orientation and education to new directors on an informal and ad hoc basis. In addition, any new directors of Maha will be provided with presentations respecting the nature and operations of Maha's business.

No formal continuing education program currently exists for the directors of Maha. Each director of Maha has the responsibility for ensuring that he maintains the skill and knowledge necessary to satisfy his duties as a director.

4.	Ethical Business Conduct

Although Maha does not have any policies currently in place, management encourages ethical business conduct by all Maha's officers and employees.

The screening of potential directors, executive officers, employees and consultants includes consideration of the character traits and industry experience of candidates. Due to the relatively small number of individuals currently engaged in Maha, employees and consultants have day-to-day contact with directors and executive officers. In this way directors and management are intimately aware of activities of Maha and employees and consultants have direct contact and are able to easily meet with any member of management or the Maha Board to discuss any concerns that are identified.

5.	Nomination of Directors

The members of the Maha Board have the responsibility to determine the appropriate size of the Maha Board, its composition of members (between related and unrelated directors), prospectively recruit and to recommend new members to fill vacancies.

6.	Compensation

Members of the Maha Board do not receive any compensation for their duties provided as directors, other than the opportunity to participate in the Maha Stock Option Plan. Members of the Maha Board have also been provided with the opportunity to subscribe for Maha Common Shares.

The Board of Directors undertook an internal review on compensation levels and models for the CEO and CCO during Q1, 2014 using industry averages for persons in similar positions for similarly situated oil and gas company in North America and Europe, taking into consideration no salaries or other compensation was payable to either during the first 14 months of operations. Maha’s independent director sought independent legal advice and counsel on all compensation issues.

GB-2

7.	Other Board Committees

The Maha Board does not currently have any committees. All business is dealt with by the whole Maha Board.

8.	Assessments

The Maha Board reviews, on an informal basis, the performance of the Maha Board and the individual directors of Maha to ensure they are performing effectively.

GC-1

SCHEDULE C TO APPENDIX G – MANAGEMENT'S DISCUSSION AND ANALYSIS AND FINANCIAL
STATEMENTS

Maha Energy Inc.
Management’s Discussion and Analysis
For Six Months Ended June 30, 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

DESCRIPTION OF BUSINESS

The Board of Directors of Maha Energy Inc. (the “Company”) is pleased to present to its shareholders a summary of the Company’s activities for the six months ended June 30, 2014 and any other pertinent events subsequent to that date up to and including July 31, 2014. This Management Discussion and Analysis should be read in conjunction with the Company’s June 30, 2014 reviewed consolidated financial statements.

The consolidated financial statements of the Company for the six months ended June 30, 2014 was prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts are expressed in United States Dollars unless otherwise indicated.

INTRODUCTION AND OVERVIEW

OVERVIEW

The Company is an independent, Canadian-based, international upstream oil and gas company whose business activities include exploration, development and production of crude oil, natural gas liquids and natural gas.

The Company’s asset as at June 30, 2014 is the LAK Ranch heavy oil field, located on the eastern edge of the multi-billion barrel Powder River Basin in Wyoming, USA. As at June 30, 2014, the Company held a 99% working interest and operates the field.

THE COMPANY’S STRATEGY

The Company’s core expertise is primary, secondary and enhanced oil and gas recovery technologies and as such its business strategy is to target and develop underperforming hydrocarbon assets. Whilst currently the primary focus is the enhanced recovery of heavy oil, other conventional and unconventional resource developments are being and will be considered as they arise. By focusing on assets with proven hydrocarbon presence and applying state-of-the-art tailored solutions to recover the hydrocarbons in place, the Company’s primary risk is not uncertainty in reservoir content but fluid extraction.

As the Company grows in size and value, it is the objective to create a well balanced portfolio of assets with low to medium risk. Ideally 40% of the Company’s assets will be extraction and development projects, 40% will be delineation and development projects with the remaining 20% being near field or low risk exploration projects.

OVERALL PERFORMANCE AND OUTLOOK

As of February 2014, the remaining 2 earn-in wells required to be drilled and paid for by the Company as per the February 15th 2013 Participation Agreement with Derek Resources (U.S.A.) Inc. (“Derek”) had been drilled and completed. A vertical delineation well was also drilled in April 2014 with the intention of proving up additional oil in the Lower Newcastle Sandstone. All three wells were placed on cold production. The Company applied for steam permits from the Wyoming state regulatory authority for the two new earn-in wells.

1

Maha Energy Inc.
Management’s Discussion and Analysis
For Six Months Ended June 30, 2014

The LAK Ranch heavy oil field requires the application of heat, in the form of steam, to reduce (thin) the viscous oil and allow it to flow to the producing wellbores. A pilot project initiated in 2005 where 3 vertical wells supplied continuous steam into the reservoir has mobilized over 55,000 barrels from a 3 acre area to a horizontal producing well bore yielding an estimated recovery factor of 37% to date. Oil continues to be produced from this area to date. The Company plans to drill an additional 10 cyclic steam and producing wells in the fall of 2014, thereby increasing the production area to approximately 75 acres.

During the first quarter of 2014, the Company engaged RPS Knowledge Reservoir in Houston to complete a reservoir characterization and reserve study during the first and second quarter of 2014.

RPS Knowledge Reservoir are currently completing a development plan for LAK Ranch with a view to optimizing future well spacing, well direction, steam cycles and well productivity utilizing a sophisticated simulation model. Results of this study are anticipated during the third or fourth quarter of 2014.

On April 30, 2014, the Company acquired, by means of cash and equity, the remaining part of Derek’s interest in the LAK Ranch heavy oil field (approximately 39%) and as such, as of May 1, 2014, owns an approximate 99% Working Interest in the LAK Ranch heavy oil field. The transaction is considered an “Asset Acquisition” as per IFRS standards.

On July 30, 2014, the Company signed an Amalgamation Agreement with Palliser Oil & Gas Inc. (“Palliser”). The terms of this Amalgamation Agreement are summarized in a Press Release dated July 30, 2014 issued by Palliser, a copy of which is posted on the Company’s website. In anticipation of certain requirements of the TSXV, Chapman Petroleum Engineering Consultants was engaged to prepare a NI 51-101 compliant contingent resources report for the Company. The report was issued by Chapman on August 6, 2014.

As discussed in the Press Release of July 30, 2014, the Company has also purchased a non-operated 50% working interest in certain heavy oil producing properties from Palliser in the Manitou area in Western Saskatchewan (the “Manitou Properties”). The Operator (Palliser) currently operates 5 producing wells. The current net production to the Company is approximately 125 BOPD. By way of a separate Farmout Agreement with Palliser dated July 30th 2014, the Company also agreed to farm into an additional well on the Manitou section, whereby the Company funds 100% of the cost of the drilling of the farm-in well to earn a 70% before pay out/50% after pay out interest in the farm-in well.

In a second Farmout Agreement with Palliser dated June 30th, 2014, the Company also farmed into the re-activation of four (4) wells in the Marwayne area of western Saskatchewan (the “Marwayne Properties”). Under this agreement the Company will fund 100% of the reactivation costs of 4 already drilled wells whilst the Operator (Palliser) will provide and install certain production facilities. The Company will earn a 30% working interest in the Marwayne Properties.

The crude oil produced from the Manitou and Marwayne areas is heavy (12° API) but requires no heat to produce. More information and more details surrounding these areas and the heavy oil technologies currently being used to extract oil can be found on Palliser’s website.

2

Maha Energy Inc.
Management’s Discussion and Analysis
For Six Months Ended June 30, 2014

The 19° API crude oil produced from the LAK Ranch is trucked and sold to a nearby refinery, approximately 8 km from the LAK Ranch gathering station. The LAK Ranch crude receives the “Eastern Wyoming Sweet Crude Oil” price which averaged $87.42 per barrel for the first quarter of 2014. The corresponding average spot WTI oil price was $98.75/bbl, meaning that the LAK Ranch crude traded at an $11.33 / bbl discount to the WTI crude oil price the first quarter of 2014. Total production for the first quarter of 2014 was 1,716 net barrels to Maha. The total oil produced during the second quarter was 2,453 bbls and the average price fetched for the LAK crude was $91.76/bbl. During the same period, the average WTI oil price was posted at $103.35/bbl, meaning that the Wyoming crude traded at $11.59/bbl discount to WTI.

LIQUIDITY AND CAPITAL RESOURCES

The Company is in the oil exploration and development business and is exposed to a number of risks and uncertainties inherent to the oil industry. This activity is capital intensive at all stages and subject to fluctuations in oil prices, market sentiment, currencies, inflation and other risks. The Company currently has insufficient cash flow from production, and relies primarily on equity and debt financings to fund its development and administrative activities. Material increases or decreases in the Company’s liquidity may be substantially determined by the success or failure of its development activities, as well as its continued ability to raise capital or debt.

On February 12, 2013 the Company issued 14,266,587 common shares at a price of $0.15 pursuant to a private placement for gross proceeds of $2,139,988. On April 15, 2013, the Company issued 8,700,010 units at a price of $0.30 for gross proceeds of $2,610,003. Each unit consisted of one common share and one fifth of one share purchase warrant of the Company. Each warrant is exercisable into a common share at a price of $0.45 for a term of two years.

On March 21, 2014 and July 22, 2014, 931,931 and 17,193 warrants, respectively, were exercised at $0.45 resulting in gross proceeds of $419,369 and $7,737, respectively.

In February 2014, the Company announced that it had, through its wholly owned U.S. subsidiary, Maha Energy (U.S.) Inc., entered into a sale and purchase agreement with Derek (the “SPA”) to purchase Derek’s remaining interest in LAK Ranch with the following key terms:

1. The total consideration for the transferred interest was a $582,248 cash payment, forgiveness of all Joint Venture debt of $287,384, and the issuance to Newcastle Energy Corp. (formerly Derek Oil & Gas Inc., the parent company of Derek) of 3,750,000 shares of Maha Energy Inc., the Canadian based parent of Maha Energy (US) Inc.

2. The sale was subject to all required regulatory and shareholder approvals.

3. Closing was April 30, 2014.

The Company’s Board of Directors approved the transaction and on April 30, 2014 the transaction was closed.

On April 25, 2014, May 16, 2014 and June 6, 2014, the Company closed additional private placements for 6,852,267, 1,029,000 and 118,983 common shares, respectively, at a price of $1.25 for gross proceeds of $10,000,313 before transaction and financing costs.

3

Maha Energy Inc.
Management’s Discussion and Analysis
For Six Months Ended June 30, 2014

As LAK Ranch transitions from a pilot phase of development to full field development, no assurance can be given that the budgeted production levels necessary for positive cash flow will be achieved. All operating and capital expenditures at LAK Ranch are results driven. Operating activities and expenditures may increase or decrease, depending on the rate of success during the transition phase. Should the transition phases be unsuccessful then consideration will have to be given to taking an impairment charge. The Company remains dependent on future capital injections to meet this working capital deficiency and complete its plans at LAK Ranch for the near future.

RESULTS OF OPERATIONS AND SUMMARY OF RESULTS

a) Gross revenues

As the Company continues to drill more development wells and transitions from the pilot phase to development, oil sales are netted against the deferred development costs on the balance sheet. Between January 1, 2014 and June 30, 2014, the LAK Ranch produced gross 5,792 barrels with an average oil price of $89.59 per barrel.

b) Amortization

Amortization for the first six months was $17,050.

c) Six months ended results

Basis of preparation	IFRS
Currency	USD

Six months ended results	6/30/2014

Gain (Loss) for the period
for the period	($599,212)

Basic and diluted loss per share	($0.03)

FINANCIAL INSTRUMENTS AND RISKS

As at June 30, 2014, the Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable.

The Company classifies its cash and cash equivalents as fair value through profit or loss, its accounts receivable as loans and receivables, and its accounts payable as other financial liabilities. IFRS 7 Financial Instruments – Disclosures establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. IFRS 7 prioritizes the inputs into three levels that may be used to measure fair value:

4

Maha Energy Inc.
Management’s Discussion and Analysis
For Six Months Ended June 30, 2014

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e. quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that are not based on observable market data and require inputs that are both significant to the fair value measurement and unobservable. The Company believes that the recorded value of accounts payable is fair values because of their nature and relatively short maturity dates or durations.

The Company thoroughly examines the various financial instrument risks to which it is exposed, and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by management. There have not been any significant changes from the previous year as to how these risks are reviewed and monitored by management. The types of financial instrument risk exposures and the objectives and policies for managing these risks exposures is described below:

(a) Currency risk

As at June 30, 2014, the Company’s expenditures are predominantly in U.S. and Canadian, and any future equity raised is expected to be predominantly in U.S. dollars. Future project exploration and development expenditures are expected to be paid primarily in U.S. A significant change in the relative currency exchange rates between the Canadian the U.S. could have an effect on the Company’s results of operations, financial position and cash flows. The Company has not hedged its exposure to currency fluctuations. As such, the Company is subject to risk due to fluctuations in the exchange rates for the U.S. and Canadian.

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash and cash equivalents are held at a large Canadian financial institution in non -interest bearing accounts.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through its management of capital as outlined in note 4 to the consolidated financial statements. Accounts payable relating to oil and gas interests and other accounts payable and accrued liabilities are due within the current operating period.

The Company has a positive working capital of $8,082,764 at June 30, 2014. As LAK Ranch remains in the pre-production phase of development no assurance can be given that the budgeted production levels necessary for positive cash flow will be achieved. All operating and capital expenditures at LAK Ranch are results driven. Operating activities and expenditures may increase or decrease, depending on the rate of success during the pre-production phase. Should these pre-production phases be unsuccessful then consideration will have to be given to taking an impairment charge. The Company remains dependent on future capital injections to meet its plans at LAK Ranch.

5

Maha Energy Inc.
Management’s Discussion and Analysis
For Six Months Ended June 30, 2014

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal.

(e) Price risk

The Company is exposed to price risk with respect to commodity prices, particularly as it moves toward production on the LAK Ranch property. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

COMMITMENTS

The Company is committed to pay approximately $42,000 per annum, which is indexed to consumer price index, under its surface rights contract with the True Ranches for access to the LAK Ranch site.

The Company also has commitments under the partnership agreement to fund expenditures of approximately $1.1 million on the LAK Ranch project in order to maintain its participation in the project. As at June 30, 2014, this commitment had been fulfilled by drilling two remaining obligation wells. With the acquisition of the remaining interests from “Derek”, any remaining obligations have merged.

LEGAL MATTERS

None outstanding.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

(b) Exploration and Evaluation Assets

Pre-license costs are recognized as an expense when incurred. Exploration and evaluation (“E&E”) costs, including the costs of acquiring licenses, exploratory drilling and completion costs, and directly attributable general and administrative costs, are initially capitalized as either tangible or intangible E&E assets according to the nature of the asset acquired. These costs are accumulated in cost centers by field or exploration area pending determination of technical feasibility and commercial viability. Ongoing carrying costs including the costs of non-producing lease rentals are capitalized to E&E assets.

The technical feasibility and commercial viability of extracting a resource is considered to be determinable when proved reserves are determined to exist. A review of each exploration license or area is carried out, at least annually, to ascertain whether proved reserves have been discovered. Upon determination of proved reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to property and equipment.

6

Maha Energy Inc.
Management’s Discussion and Analysis
For Six Months Ended June 30, 2014

E&E assets are regularly reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amount of reserve properties may exceed its recoverable amount. When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use (being the present value of expected future cash flows of the relevant cash-generating unit) and fair value less costs to sell. If the carrying amount of an asset exceeds the recoverable amount an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(c)      Provisions

(i) Legal Matters

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

(ii) Decommissioning Provisions

The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. Provisions are made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning provisions are measured at the present value of management’s best estimate of expenditure required to settle the present obligation at the statement of financial position date. Subsequent to initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows are recorded against the related asset. Actual costs incurred upon settlement of the decommissioning provisions are charged against the provision to the extent the provision was established.

(d) Impairment

The carrying amounts of the Company’s property and equipment are reviewed at each reporting date for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the amount of the impairment, if any. The recoverable amount of an asset is evaluated at the cash generating unit level (“CGU”), which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of a CGU is the greater of its fair value less costs to sell and its value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in arm’s length transaction between knowledgeable and willing parties, less the costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU’s are allocated to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

7

Maha Energy Inc.
Management’s Discussion and Analysis
For Six Months Ended June 30, 2014

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

(e) Share-based Compensation

The Company grants options to purchase common shares to directors, officers, employees, consultants and certain service providers under its stock option plan. Share-based payments are measured at the fair value of the instruments issued and amortized over the vesting periods. The amount recognized as a share-based payment expense during a reporting period is adjusted to reflect the number of awards expected to vest. The offset to this recorded cost is to contributed surplus.

The fair value of employee stock options is measured using the Black-Scholes Option Pricing Model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on short-term government bonds). A forfeiture rate is estimated on the grant date and is subsequently adjusted to reflect the actual number of options that vest.

(f) Loss per Share

Basic earnings/loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted. This follows the treasury method in which the dilutive effect on loss per share is recognized on the use of proceeds that could be obtained from the exercise of options, warrants, and similar instruments. It assumes the proceeds would be used to purchase common shares at the average market price during the year.

8

Maha Energy Inc.
Management’s Discussion and Analysis
For Six Months Ended June 30, 2014

(g) Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in profit or loss.

(h) Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred income taxes assets and liabilities are recognized to reflect the expected deferred tax consequences arising from temporary differences between the carrying value and the tax bases of the assets and liabilities. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. Deferred income tax assets are recognized to the extent that it is probable the asset will be realized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(i) Foreign Currency Translation

The functional currency of the Company, being the currency of the primary economic environment in which the Company operates, is the United States dollar. Management has determined that the functional currency of the Company’s U.S. subsidiary, Maha Energy (US) Inc., is the United States dollar.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the consolidated statement of operations and comprehensive loss.

(j) Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available-for-sale, loans and receivables, or at fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, accounts receivable, accounts payable, royalty payable, and promissory notes payable. At initial recognition management has classified financial assets and liabilities as follows:

9

Maha Energy Inc.
Management’s Discussion and Analysis
For Six Months Ended June 30, 2014

(k) Financial Assets

Held-to-maturity

Held-to-maturity investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. The Company does not have any assets classified as held-to-maturity.

Loans and Receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables are comprised of accounts receivable.

Available-For-Sale Investments

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for- sale and that are not classified in any of the previous categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. The Company does not have any assets classified as available-for sale.

Impairment of Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial assets are classified as FVTPL when the financial asset is held for trading or it is designated as FVTPL. A financial asset is classified as held for trading if: (i) it has been acquired principally for the purpose of selling in the near future; (ii) it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit taking; or (iii) it is a derivative that is not designated and effective as a hedging instrument.

Financial assets classified as FVTPL are stated at fair value with any gain or loss recognized in profit or loss. The net gain or loss recognized incorporates any dividend or interest earned on the financial asset. The Company has classified its cash and cash equivalents at FVTPL.

10

Maha Energy Inc.
Management’s Discussion and Analysis
For Six Months Ended June 30, 2014

(ii) Financial Liabilities

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading and recognized at fair value with changes in fair value recognized in earnings unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized in earnings.

Other Financial Liabilities

Financial liabilities classified as other financial liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statement of financial position. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. The Company has classified its accounts payable as other financial liabilities. The Company may issue compound financial instruments with embedded derivatives. An embedded derivative is separated from its host contract and accounted for as a derivative only when three criteria are satisfied:

-	When the economic risks and characteristics of the embedded derivative are not closely related to those of the host contract;
-	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
-	The entire instrument is not measured at fair value with changes in fair value recognized in the statement of comprehensive income (loss).

The difference between the fair value of the total compound instrument and the fair value of the embedded derivative is assigned to the host contract. Subsequent to initial recognition, the host contract liability is measured at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial instrument and allocates interest income or accretion expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash flows over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial liability on initial recognition.

The embedded derivative is fair valued each reporting period using the Black-Scholes valuation model with changes in the fair value being recognized immediately in earnings.

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Trade payable amounts are unsecured and are usually paid within 30 days of recognition.

(l) Revenues
Revenues associated with the production and sale of crude oil owned by the Company are recognized when title to the product passes to the purchaser, the amount of revenue can be measured reliably, the risks and rewards of ownership of the product have been transferred to the purchaser, and the Company no longer retains control over the product sold. Proceeds from sale of crude oil prior to the commencement of commercial production are offset against capitalized costs at this point as the Company is at the pre-production stage of development.

11

Maha Energy Inc.
Management’s Discussion and Analysis
For Six Months Ended June 30, 2014

NEW AND FUTURE PRONOUNCEMENTS

(a) New accounting standards

IFRS 21 – Levies

As of January 1, 2014, the Company adopted IFRIC 21 which clarifies the requirements for recognizing a liability for a levy imposed by a government. The adoption of this standard did not have a material impact on the financial statements of the Company.

IAS 32 – Financial Instruments: Presentation

As of January 1, 2014, the Company adopted the amendments to IAS 32 which clarify requirements for offsetting of financial assets and financial liabilities in the financial statements. The adoption of this standard did not have a material impact on the financial statements of the Company.

IAS 36 – Impairment of Assets

As of January 1, 2014, the Company adopted IAS 36 which requires additional disclosure on the recoverable amount of an impaired Cash Generating Unit. The adoption of this standard did not have a material impact the on the financial statements of Company for the six months ended June 30, 2014.

(b) Future Accounting Pronouncements

IFRS 9 - Financial Instruments

Since November 2009, the IASB has been in the process of completing a three-phase project to replace IAS 39, “Financial Instruments: Recognition and Measurement” with IFRS 9, which includes requirements for hedge accounting, accounting for financial assets and liabilities and impairment of financial instruments. As of February 2014, the mandatory effective date of IFRS 9 has been tentatively set to January 1, 2018. The Company is assessing the effect of this future pronouncement on its financial statements.

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB and FASB jointly issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 18 Revenue, IAS 11 Construction Contracts and other revenue related interpretations. The mandatory effective date is January 1, 2017. The Company is assessing the effect of this future pronouncement on its financial statements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

12

Maha Energy Inc.
Management’s Discussion and Analysis
For Six Months Ended June 30, 2014

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

i) Decommissioning Provisions

These provisions have been created based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market conditions at the time of the rehabilitation costs are actually incurred. The final cost of the currently recognized rehabilitation provisions may be higher or lower than currently provided for.

ii) Expenditures on Exploration and Evaluation Assets

The application of the Company’s accounting policy for expenditures on exploration and evaluation assets requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the profit or loss in the period the new information becomes available.

iii) Title to Exploration and Evaluation Assets

Although the Company has taken steps to verify title to its properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

iv) Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same table entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

13

Maha Energy Inc.
Management’s Discussion and Analysis
For Six Months Ended June 30, 2014

v) Share-Based Payment Transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

RELATED PARTY TRANSACTIONS

Mr. Dan Thompson (Chief Operating Officer) and Mr. Ron Panchuk (Chief Corporate Officer) have provided consulting services to Maha. For the six months ending June 30, 2014, total compensation was $27,600 and $4,600 respectively. Mr. Thompson has a year contract that expires on December 31, 2014 and maybe renewed if required. Mr. Panchuk provides legal services from time to time. The Company also had stock based compensation in the amount of $110,779.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards.

DISCLAIMER

This Management Discussion and Analysis contains several forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Management’s analysis only as of the date hereof. Readers should be aware the Company does not undertake any obligation to update publicly or revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

14

Maha Energy Inc.
Management’s Discussion and Analysis
For Six Months Ended June 30, 2014

15

Interim Condensed Consolidated financial statements

Maha Energy Inc.

(Unaudited) June 30, 2014

Maha Energy Inc.
June 30, 2014

Interim Condensed Consolidated statement of financial position	1

Interim Condensed Consolidated statement of operations and comprehensive loss	2

Interim Condensed Consolidated statement of changes in equity	3

Interim Condensed Consolidated statement of cash flows	4

Notes to the Interim condensed consolidated financial statements	5-10

Maha Energy Inc.
INTERIM CONDENSED CONSOLIDATED
STATEMENT OF FINANCIAL POSITION
(Unaudited expressed in U.S. dollars)

	June 30,	December 31,
	2014	2013
Assets
Current assets
Cash and cash equivalents	$8,232,293	$1,054,089
Accounts receivable	64,508	374,936
Prepaid expenses	17,168	12,300
	8,313,969	1,441,325

Non-current assets
Exploration and evaluation assets (Note 5)	9,621,930	2,601,441
Property and equipment (Note 6)	357,252	390,405
Performance bonds (Note 7)	161,000	119,779
	$18,454,151	$4,552,950

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$231,205	$462,946

Non-current liability
Decommissioning provision (Note 8)	280,981	193,790
	512,186	656,736

Shareholders’ equity

Common stock	19,346,538	4,590,412

Contributed surplus	303,280	414,443

Deficit	(1,707,853)	(1,108,641)

	17,941,965	3,896,214

	$18,454,151	$4,552,950

1

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited expressed in U.S. dollars)

	Three months ended		Six and five months ended
	June 30		June 30
	2014	2013	2014	2013
Revenues	$-	$-	$-	$-

Expenses
General and administration	339,916	33,511	619,862	563,439
Stock-based compensation	38,691	50,093	110,779	183,674
Foreign currency exchange (gain)/loss	(118,982)	6,216	(131,429)	6,216
	259,625	89,820	599,212	753,329

Comprehensive loss for the period	$(259,625)	$(89,820)	$(599,212)	$(753,329)

Basic and diluted loss per common share	(0.01)	(0.05)	(0.03)	(0.10)

Weighted average number of common shares outstanding	18,853,232	1,837,067	20,784,780	7,205,451

2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited expressed in U.S. dollars)

					Total
	Number of Common stock		Contributed		shareholders'
	common shares	amount	surplus	Deficit	equity
		$	$	$	$

Balance at December 31, 2013	23,099,930	4,590,412	414,443	(1,108,641)	3,896,214
Warrants exercised	931,931	640,938	(221,942)	-	418,996
Share issued - net	8,000,250	9,427,688	-	-	9,427,688
Shares issued on Acquisition (Note 5)	3,750,000	4,687,500	-	-	4,687,500
Stock-based compensation	-	-	110,779	-	110,779
Net loss for the period	-	-	-	(599,212)	(599,212)
Balance at June 30, 2014	35,782,111	19,346,538	303,280	(1,707,853)	17,941,965

Balance , February 1, 2013	-	-	-	-	-
Founders shares issued	14,266,587	2,139,988	-	-	2,139,988
Units issued for cash	8,700,010	2,195,560	414,443	-	2,610,003
Stock-based compensation	-	-	183,674	-	183,674
Net loss for the period	-	-	-	(753,329)	(753,329)
Balance, June 30, 2013	22,966,597	4,335,548	598,117	(753,329)	4,180,336

3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited expressed in U.S. dollars)

	Six and five months ended
		June 30
	2014	2013
Operating activities
Net loss for the period	$(599,212)	$(753,329)

Items not affecting cash and cash equivalents
Share-based compensation	110,779	183,674
Shares issued in exchange for services performed	-	350,000
Unrealized foreign exchange (gain) / loss	(40,641)	6,216
Changes in non-cash working capital	(4,868)	(12,300)
	(533,942)	(225,739)

Investing activities
Exploration and evaluation expenditures	(2,035,339)	(1,182,628)
Purchase of property and equipment	-	(345,737)
Purchase of performance bonds	(41,222)	(119,779)
Changes in non-cash working capital	(98,619)	(232,320)
	(2,175,179)	(1,880,464)

Financing activity
Units issued for cash	9,846,684	4,399,991
Cash provided by financing activities	9,846,684	4,399,991
Foreign exchange gain / (loss)	40,641	(6,216)

Net increase in cash and cash equivalents	7,178,204	2,287,572
Cash and cash equivalents, beginning of period	1,054,089	-
Cash and cash equivalents, end of period	8,232,293	2,287,572

4

1.	Corporate information and Basis of Presentation

Maha Energy Inc. (“the Company”) was incorporated on January 23, 2013 under the Alberta Business Corporations Act.

The Company began operations on February 1, 2013 and these consolidated financial statements reflect the activity for the six month period from January 1, 2014 to June 30, 2014 and the five month period from February 1, 2013 to June 30, 2013.

Maha Energy Inc. is engaged in the acquisition, exploration, and development of oil and gas properties. The Company’s current oil and gas activities are in the pre-production stage. The Company’s main focus is the development of the LAK Ranch Project, Wyoming, USA. Commercial production has not yet commenced.

The address of the Company’s corporate office and principal place of business is 540, 734 – 7th Avenue, Calgary Alberta Canada, T2P 3P8.

The interim consolidated financial statements for Maha Energy Inc. (“Maha” or the “Company”) as at June 30, 2014 and for the six months ended June 30, 2014 should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2013. The interim consolidated financial statements are prepared using the same accounting policies and methods of computation as disclosed in the annual consolidated financial statements except as noted below for adoption of new standards.

The interim consolidated financial statements are stated in United States dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the presentation of interim financial statements including IAS 34 Interim Financial Reporting.

These interim consolidated financial statements were approved by the Company’s Board of Directors on September 8, 2014

The address of the Company’s corporate office and principal place of business is 540, 734 - 7th Avenue, Calgary Alberta Canada, T2P 3P8.

2.	New and Future Pronouncements

(a)	New accounting standards

IFRS 21 – Levies

As of January 1, 2014, the Company adopted IFRIC 21 which clarifies the requirements for recognizing a liability for a levy imposed by a government. The adoption of this standard did not have a material impact on the financial statements of the Company.

IAS 32 – Financial Instruments: Presentation

As of January 1, 2014, the Company adopted the amendments to IAS 32 which clarify requirements for offsetting of financial assets and financial liabilities in the financial statements. The adoption of this standard did not have a material impact on the financial statements of the Company.

IAS 36 – Impairment of Assets

As of January 1, 2014, the Company adopted IAS 36 which requires additional disclosure on the recoverable amount of an impaired Cash Generating Unit. The adoption of this standard did not have a material impact the on the financial statements of Company for the six months ended June 30, 2014.

(b)	Future Accounting Pronouncements

IFRS 9 - Financial Instruments

Since November 2009, the IASB has been in the process of completing a three-phase project to replace IAS 39, “Financial Instruments: Recognition and Measurement” with IFRS 9, which includes requirements for hedge accounting, accounting for financial assets and liabilities and impairment of financial instruments. As of February 2014, the mandatory effective date of IFRS 9 has been tentatively set to January 1, 2018. The Company is assessing the effect of this future pronouncement on its financial statements.

5

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB and FASB jointly issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 18 Revenue, IAS 11 Construction Contracts and other revenue related interpretations. The mandatory effective date is January 1, 2017. The Company is assessing the effect of this future pronouncement on its financial statements.

3.	Related party transactions

During the first six months, key management personnel of the Company earned share based compensation and consultant fees of US$ 142,979 of which US$ 110,779 related to stock based compensation.

4.	Management of capital

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company does not have any externally imposed capital requirements to which it is subject. As at June 30, 2014, the Company considers capital to consist of all components of shareholders’ equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristic of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue common shares, or dispose of assets to adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the board of directors.

5.	Exploration and evaluation assets

	June 30, 2014	December 31, 2013
	$	$
Opening balance, December 31, 2013	2,601,441	-
Asset Acquistion	5,673,853	500,000
Reclass from Property and Equipment	193,409	-
Expenditures in the period	1,423,710	2,237,549
Decommissioning provision	87,191	193,790
Incidental income from sale of crude oil	(357,674)	(329,898)
Closing balance, June 30, 2014	9,621,930	2,601,441

The Company is at pre-production stage therefore, cumulative operating expenses have been netted against capital costs.

On April 30, 2014 the sale and purchase agreement closed whereby the Company acquired 39% of LAK Ranch which gives the Company a 99% holding in the asset. The total cash consideration paid for the interest acquired was $582,248, along with the forgiveness of all joint venture debt $287,384, and including the issuance of 3,750,000 shares of the Company at a value of $4,687,500. The purchase included the acquisition of the Property equipment of $177,306 and the decommissioning in the amount of $60,585.

6.	Property and equipment

	Machinery
	and		Computer	Casing
	equipment	Vehicles	software	inventory	Total
	$	$	$	$	$

Cost
Balance, December 31, 2013	172,191	38,400	6,000	193,409	410,000
Transfer to Exploration and evaluation of assets	-	-	-	(193,409)	(193,409)
Addtions due to acquisition	151,706	25,600	-	-	177,306
Additions from January 1, 2014 to June 30, 2014	-	-	-	-	-
Balance, June 30, 2014	323,897	64,000	6,000	-	393,897

Depreciation
Balance, December 31, 2013	10,625	6,720	2,250	-	19,595
Additions	10,751	4,840	1,458	-	17,050
Balance, June 30, 2014	21,376	11,560	3,708	-	36,645
Net book value	302,521	52,440	2,292	-	357,252

7.	Performance bonds

The Company purchased performance bonds as required by the Wyoming Oil and Gas Conservation Commission and operator of the property. The bonds bear interest at rates ranging from 0.25% to 0.35%. If the operator or the other working interest partners fail to remediate the well site, the bonds will be used to fund this obligation.

8.	Decommissioning provision

The Company has calculated a decommissioning provision with respect to its LAK Ranch Project interests of US$ 280,981. The current year decommissioning provision recognizes the continuing obligation for the retirement of assets in which the estimate is based on the following assumptions:

Cost of well reclamation	US$ 339,000
Inflation	2.50%
Discount rate	4.0%
Reserve life	25 years

The following table presents the reconciliation of the opening and closing aggregate carrying amount of the decommissioning provisions associated with LAK interest.

Opening balance (February 1, 2013 & June 30, 2013)	-
Liabilities incurred from July 1, 2013 to December 31, 2013	193,790
Liabilities incurred due to acquistion	60,585
Liabilities incurred from new wells drilled in 2014	26,606
Closing balance, June 30, 2014	280,981

9.	Capital stock

The Company is authorized to issue an unlimited number of common shares and unlimited number of preferred shares. At June 30, 2014, there were 35,782,111 common shares issued by the Company.

In April 2014, there were two closings in the month for a total share offering of 8,000,250 shares at a price of US$ 1.25 per share and net proceeds of $9,427,688. On April 30, 2014, the Company issued 3,750,000 shares to Newcastle at a value of US$ 4,687,500, as part of the sale purchase agreement dated January 15, 2014.

7

(a)	Stock options outstanding

The Stock Option Plan allows the Company to grant stock options, at exercise prices equal to or close to market price, in amounts up to 10% of the number of common shares issued. All of the options have a five-year term. One-third of the options vest immediately; one-third vest one year after the grant date; and, one-third vest two years after the grant date. The following stock options are outstanding at June 30, 2014:

Expiration	Number of		Exercise	Remaining
date	options		price	life
	#	$		years

March 31, 2018	1,650,000		0.45	3.75

December 31, 2018	400,000		0.75	4.50
	2,050,000

(b)	Share purchase warrants outstanding

Each of the Company’s common share purchase warrants is convertible into one common share, upon payment of the exercise price. On March 21, 2014, 931,931warrants were exercised for US$0.45 resulting in net cash proceeds of US$418,996.

	Share purchase	Exercise
	warrants	price
	#	$

Balance, December 31, 2013	1,740,002	0.45
Exercised - March 21, 2014	(931,931)	0.45
Balance, June 30, 2014	808,071	0.45

The value of the warrants and options issued during the year pursuant to private placements was calculated using the Black-Scholes model with the following range of assumptions:

xpected term	1 - 4 years
olatility	125%
xpected dividend yield	Nil
isk-free interest rate	1.00-1.50%

10.	Financial instruments and risk

The Company’s financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable, performance bonds, and accounts payable.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

8

Fair values of financial assets and liabilities and discussion of risks associated with financial assets and liabilities are presented as follows:

(a)	Fair value risk

The fair values of accounts receivable and accounts payable approximate their carrying amount due to their short-term maturity of those instruments. The fair value of the performance bonds approximates their carrying amount.

The carrying value and fair value of these financial instruments at June 30, 2014 is disclosed below by financial instrument category:

Financial Instrument	Carrying value	Fair value
	($)	($)

Cash and cash equivalents
Cash and cash equivalents	8,232,293	8,232,293

Loans and receivables
Accounts receivable	64,508	64,508

Other assets
Performance bonds	161,000	161,000

Other liabilities
Accounts payable	231,205	231,205

(b)	Currency risk

As at June 30, 2014, the Company’s capital expenditures are predominantly U.S. dollars, and any future equity raised is expected to be predominantly in U.S. dollars. Future project exploration and development expenditures are expected to be paid primarily in U.S. dollars. Some of the Company’s expenditures (general and administrative in nature) are denominated in Canadian dollars. As such, A significant change in the relative currency exchange rates between the Canadian dollar the U.S. dollar could have an effect on the Company’s results of operations, financial position and cash flows. The Company has not hedged its exposure to currency fluctuations. As such, the Company is subject to risk due to fluctuations in the exchange rates for Canadian dollar expenses incurred.

Of the Company’s cash and cash equivalents, $7,916,268 is held at a large Canadian financial institution. Of this amount, $7,509,347 is held in US dollars and $406,921 in Canadian dollars.

(c)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk on its financial instrument.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company has positive working capital of US$ 8,121,340 (C$ 8,771,047). As the Company’s Project is in the pre-production phase of development no assurance can be given that the budgeted production levels necessary for positive cash flow will be achieved. Operating activities and expenditures may increase or decrease, depending on the rate of success during the pre-production phase. Should these pre-production phases be unsuccessful then consideration will have to be given to taking an impairment charge. The Company’s future success remains dependent on the success of LAK Ranch.

The Company manages liquidity risk through its management of capital as outlined in Note 7 to the consolidated financial statements. Accounts payable relating to oil and gas interests and other accounts payable and accrued liabilities are due within the current operating period.

9

(e) Price risk

The Company is exposed to price risk with respect to commodity prices, particularly as it moves toward commercial production on LAK ranch property. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

12.	Commitments

The Company is committed to pay approximately US$42,000 per annum, which is indexed to consumer price index, under its surface rights contract for access to the LAK Ranch site.

On June 30, 2014, Maha and Palliser entered into two farmout arrangements with a view to generating production in the near term from several priority prospects of Palliser. In the first instance, Palliser, on behalf of Maha, will recomplete and equip 4 wells targeting the GP formation on its Marwayne, Alberta prospect in the Lloydminster core area (the "Marwayne Farmout") for Maha to earn an undivided 30% working interest in associated spacing units and wellbores. Maha will pay 100% of the recompletion costs and Palliser will provide certain requisite surface equipment in connection with the Marwayne Farmout. Under the second farmout arrangement with respect to Palliser's Manitou, Saskatchewan core area (the "Manitou Farmout"), Palliser on behalf of Maha, will drill, case and complete or abandon a Sparky test well. Maha will be responsible for 100% of the costs under the Manitou Farmout to earn a 70% interest before payout, reducing to a 50% interest after payout. Maha expects these commitments to be incurred to cost approximately $1.1 million.

13.	Geographical information

The Company operates in both Canada and the United States of America. Segmented information by geographic area is as follows:

As at and for the period ended June 30, 2014	Canada	US	Total
Revenue	$-	$-	$-
Non-current assets	-	9,886,188	9,886,188
Total assets	8,031,397	10,422,754	18,454,151

14.	Subsequent events

On July 22, 2014, 17,193 warrants were exercised for US$0.45 resulting in cash proceeds of US$7,736.

On July 30, 2014, Maha Energy signed an amalgamation agreement (“Agreement”) with Palliser Oil & Gas Corporation to form a new corporation to be called “Maha Energy Inc.” (“New Maha”). Pursuant to the Agreement, shareholders of Palliser will receive 0.1393 of a common share of New Maha. Completion of the amalgamation is conditional on customary closing conditions. In addition, it is a condition to the completion of the amalgamation that Maha complete a bond and/or equity financings for combined aggregate gross proceeds of not less than US$ 70 million, prior to October 31, 2014, the proceeds of which are planned to be used to re-finance Palliser current credit facilities and fund go- forward capital. In certain circumstances as set forth in the Agreement Palliser has agreed to pay Maha a termination fee of $2.0 million .Similarly, in certain circumstances as set forth in the Amalgamation Agreement, Maha has agreed to pay Palliser a termination fee of $800,000.

Concurrent with entering into the Amalgamation Agreement, on July 30, 2014, Maha acquired from Palliser a 50% working interest in certain of Palliser's Manitou, Saskatchewan assets (the "Manitou Assets") for $2,150,000 (approximately $1,950,000, after interim adjustments), pursuant to the terms of a purchase and sale agreement between Maha and Palliser dated June 30, 2014. Palliser remains the operator of the wells subject to the Manitou Purchase and Sale Agreement. The production associated with the sale is approximately 125 barrels of oil per day.

10

Maha Energy Inc.
Management’s Discussion and Analysis
For The Period Ended December 31, 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

DESCRIPTION OF BUSINESS

The Board of Directors of Maha Energy Inc., (the “Company“) is pleased to present to its shareholders a summary of the Company’s activities for the period ended December 31, 2013 and any other pertinent events subsequent to that date up to and including June 18, 2014. This Management Discussion and Analysis should be read in conjunction with the Company’s December 31, 2013 audited financial statements.

The consolidated financial statements of the Company for the year ended December 31, 2013 was prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts are expressed in United States Dollars unless otherwise indicated.

INTRODUCTION AND OVERVIEW

OVERVIEW

The Company is an independent, Canadian-based, international upstream oil and gas company whose main business activities include exploration, development and production of crude oil, natural gas liquids and natural gas.

The Company’s sole asset as at December 31, 2013 is the LAK Ranch heavy oil field, located on the eastern edge of the multi-billion barrel Powder River Basin in Wyoming, USA. As at December 31, 2013, the Company held a 60% working interest and operates the field.

THE COMPANY’S STRATEGY

The Company’s core expertise is primary, secondary and enhanced oil and gas recovery technologies and as such its business strategy is to target and develop underperforming hydrocarbon assets. Whilst currently the primary focus is the effective recovery of heavy oil, other conventional and unconventional resource developments are being and will be considered as they arise. By focusing on assets with known hydrocarbons and applying state-of-the-art tailored solutions to recover the hydrocarbons in place, the Company’s primary risk is not uncertainty in reservoir content but fluid extraction.

As the Company grows in size and value, it is the objective to create a well balanced portfolio of assets with low to medium risk. Ideally 40% of the Company’s assets will be in extraction and development projects, 40% will be in delineation and development projects with the remaining 20% will be in near field or low risk exploration.

1

Maha Energy Inc.
Management’s Discussion and Analysis
For The Period Ended December 31, 2013

OVERALL PERFORMANCE AND OUTLOOK

On February 15, 2013, the Company, through its wholly owned subsidiary Maha Energy (U.S.) Inc., entered into an agreement with Derek Resources (U.S.A.) Inc. (“Derek”), whereby the Company acquired a 60% working interest and operatorship of the LAK Ranch heavy oil field in Wyoming in consideration of paying US $500,000 of Derek’s debts and committing to drill and pay for 5 new production wells. By year end, the Company had drilled and completed 3 of the 5 commitment wells. As of, February 2014, the remaining 2 wells had been drilled and completed. As operator the Company converted 6 existing wells to cyclic steam wells and in March 2014 drilled a vertical delineation well on Section 19 that proved up additional oil in the Lower Newcastle Sandstone.

The LAK Ranch heavy oil field requires the application of heat, in the form of steam, to reduce (thin) the viscous oil and allow it to flow to the producing wellbores. A pilot project initiated in 2005 where 3 vertical wells supplied continuous steam into the reservoir has mobilized over 55,000 barrels from a 3 acre area to a horizontal producing well bore. The Company plans to drill an additional 12 cyclic steam and producing wells in the fall of 2014, thereby increasing the production area to approximately 150 acres.

In 2013 the Corporation engaged RPS Knowledge Reservoir in Houston to embark on a reservoir characterization and reserve study during the first and second quarter of 2014.

RPS Knowledge Reservoir in Houston are currently working on an optimized development plan for the field whereby, well spacing, well direction, steam cycles and well productivity is optimized. Results of this study are anticipated during the third and fourth quarter of 2014.

On April 30, 2014, the Company acquired, by means of cash and equity, the remaining of Derek’s interest in the LAK Ranch heavy oil field (approximately 39%) and as such, as of May 1, 2014, owns an approximate 99% Working Interest in the LAK Ranch heavy oil field.

The 19° API crude oil produced from the LAK Ranch is trucked and sold to a nearby refinery, approximately 8 km from the LAK Ranch gathering station. The LAK Ranch crude receives the “Eastern Wyoming Sweet Crude Oil” price, which averaged $92.62 per barrel during 2013. Total production for the year ending 2013 was 4,660 Barrels, an amount less than expected by Management. The low production numbers were primarily due to the significant work to correct legacy safety issues that was undertaken during the third and fourth quarter of 2013 during which no steam could be added to the reservoir, new Wyoming regulatory requirements concerning steam injection wells and a field wide shut down was initiated during the month of July to upgrade some of the production facilities to ensure environmental compliance.

LIQUIDITY AND CAPITAL RESOURCES

The Company is in the oil exploration and development business and is exposed to a number of risks and uncertainties inherent to the oil industry. This activity is capital intensive at all stages and subject to fluctuations in oil prices, market sentiment, currencies, inflation and other risks. The Company currently has insufficient revenue, and relies primarily on equity and debt financings to fund its exploration, development and administrative activities. Material increases or decreases in the Company’s liquidity may be substantially determined by the success or failure of its exploration and development activities, as well as its continued ability to raise capital or debt.

2

Maha Energy Inc.
Management’s Discussion and Analysis
For The Period Ended December 31, 2013

On February 12, 2013 the Company issued 14,266,587 common shares at a price US $0.15 pursuant to a private placement for gross proceeds of US $2,139,988. On April 15, 2013, the Company issued 8,700,010 units at a price of US $0.30 for gross proceeds of US $2,610,003. Each unit consisted of one common share and one fifth of one share purchase warrant of the Company. Each warrant is exercisable into a common share at a price of US $0.45 for a term of two years.

On March 21, 2014, 931,931 warrants were exercised at US $0.45 resulting in gross proceeds of US $419,369.

In February 2014, the Company announced that it had through its wholly owned US subsidiary, Maha Energy (U.S.) Inc., entered into a sale and purchase agreement with Derek (the “SPA”) to purchase Derek’s remaining interest in LAK Ranch, with the following key terms:

1. The total consideration for the transferred interest was a CAD $635,000 cash payment, forgiveness of all Joint Venture debt (estimated to be about US $400,000), and the issuance to Newcastle Energy Corp. (formerly Derek Oil & Gas Inc., the parent company of Derek) of 3,750,000 shares of Maha Energy Inc., the Canadian based parent of Maha Energy (U.S.) Inc.

2. The sale was subject to all required regulatory and shareholder approvals.

3. Closing was April 30, 2014.

The Company’s Board of Directors approved the transaction, and on April 30, 2014 the transaction closed.

On April 25, 2014, May 16, 2014 and June 6, 2014, the Company closed additional private placements for 6,852,267, 1,029,000 and 118,983 common shares, respectively, at a price of US $1.25 for gross proceeds of US $10,000,313 before transaction and financing costs.

As LAK Ranch transitions from a pilot phase of development to full field development, no assurance can be given that the budgeted production levels necessary for positive cash flow will be achieved. All operating and capital expenditures at LAK Ranch are results driven. Operating activities and expenditures may increase or decrease, depending on the rate of success during the transition phase. Should the transition phases be unsuccessful then consideration will have to be given to taking an impairment charge. The Company remains dependent on future capital injections to meet this working capital deficiency and complete its plans at LAK Ranch for the near future.

RESULTS OF OPERATIONS AND SUMMARY OF RESULTS

a) Gross revenues

As the Company continues to drill more development wells and transitions from the pilot phase to development, oil sales are netted against the deferred development costs on the balance sheet. The LAK Ranch produced 4,660 barrels in 2013 at an average oil price of US $92.62 per barrel.

b) Amortization

3

Maha Energy Inc.
Management’s Discussion and Analysis
For The Period Ended December 31, 2013

Amortization for the year was US $19,595.

c) Year End Results

Basis of preparation	IFRS

Year end	12/31/2013

Gain (Loss) for the period
for the period	($1,108,641)

Basic and diluted loss per share	($0.06)

FINANCIAL INSTRUMENTS AND RISKS

As at December 31, 2013, the Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable.

The Company classifies its cash and cash equivalents as fair value through profit or loss, its accounts receivable as loans and receivables, and its accounts payable as other financial liabilities. IFRS 7 Financial Instruments – Disclosures, establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. IFRS 7 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e. quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that are not based on observable market data and require inputs that are both significant to the fair value measurement and unobservable. The Company believes that the recorded value of accounts payable is fair values because of their nature and relatively short maturity dates or durations.

The Company thoroughly examines the various financial instrument risks to which it is exposed, and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by management. There have not been any significant changes from the previous year as to how these risks are reviewed and monitored by management. The types of financial instrument risk exposures and the objectives and policies for managing these risks exposures is described below:

(a) Currency risk

4

Maha Energy Inc.
Management’s Discussion and Analysis
For The Period Ended December 31, 2013

As at December 31, 2013, the Company’s expenditures are predominantly in US and Canadian dollars, and any future equity raised is expected to be predominantly in US dollars. Future project exploration and development expenditures are expected to be paid primarily in US dollars. A significant change in the relative currency exchange rates between the Canadian dollar the US dollar could have an effect on the Company’s results of operations, financial position and cash flows. The Company has not hedged its exposure to currency fluctuations. As such, the Company is subject to risk due to fluctuations in the exchange rates for the US and Canadian dollar.

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash and cash equivalents are held at a large Canadian financial institution in non -interest bearing accounts.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through its management of capital as outlined in note 7 to the consolidated financial statements. Accounts payable relating to oil and gas interests and other accounts payable and accrued liabilities are due within the current operating period.

The Company has a positive working capital of US $1,085,459, at December 31, 2013. As LAK Ranch remains in the pre-production phase of development no assurance can be given that the budgeted production levels necessary for positive cash flow will be achieved. All operating and capital expenditures at LAK Ranch are results driven. Operating activities and expenditures may increase or decrease, depending on the rate of success during the pre-production phase. Should these preproduction phases be unsuccessful then consideration will have to be given to taking an impairment charge. The Company remains dependent on future capital injections to meet its plans at LAK Ranch.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal.

(d) Price risk

The Company is exposed to price risk with respect to commodity prices, particularly as it moves toward production on LAK ranch property. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

5

Maha Energy Inc.
Management’s Discussion and Analysis
For The Period Ended December 31, 2013

COMMITMENTS

The Company is committed to pay approximately US $33,000 per annum, which is indexed to consumer price index, under its surface rights contract with the True Ranches for access to the LAK Ranch site.

As at December 31, 2013, the Company also has commitments under the partnership agreement to fund expenditures of approximately US $1,011,745 on the LAK Ranch project in order to maintain its participation in the project. As at March 31, 2014, this commitment had been fulfilled by drilling two remaining obligation wells. With the acquisition of the remaining interests of its joint venture partner any remaining obligations have merged.

LEGAL MATTERS

None outstanding.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

(b) Exploration and Evaluation Assets

Pre-license costs are recognized as an expense when incurred. Exploration and evaluation (“E&E”) costs, including the costs of acquiring licenses, exploratory drilling and completion costs, and directly attributable general and administrative costs are initially capitalized as either tangible or intangible E&E assets according to the nature of the asset acquired. These costs are accumulated in cost centers by field or exploration area pending determination of technical feasibility and commercial viability. Ongoing carrying costs including the costs of non-producing lease rentals are capitalized to E&E assets.

The technical feasibility and commercial viability of extracting a resource is considered to be determinable when proved reserves are determined to exist. A review of each exploration license or area is carried out, at least annually, to ascertain whether proved reserves have been discovered. Upon determination of proved reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to property and equipment.

E&E assets are regularly reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amount of reserve properties may exceed its recoverable amount. When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use (being the present value of expected future cash flows of the relevant cash-generating unit) and fair value less costs to sell. If the carrying amount of an asset exceeds the recoverable amount an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(c) Provisions

(i) Legal Matters

6

Maha Energy Inc.
Management’s Discussion and Analysis
For The Period Ended December 31, 2013

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

(ii) Decommissioning Provisions

The Company’s activities give rise to dismantling, decommissioning and site disturbance re-mediation activities. Provisions are made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning provisions are measured at the present value of management’s best estimate of expenditure required to settle the present obligation at the statement of financial position date. Subsequent to initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows are recorded against the related asset. Actual costs incurred upon settlement of the decommissioning provisions are charged against the provision to the extent the provision was established.

(d) Impairment

The carrying amounts of the Company’s property and equipment are reviewed at each reporting date for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the amount of the impairment, if any. The recoverable amount of an asset is evaluated at the cash generating unit level (“CGU”), which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of a CGU is the greater of its fair value less costs to sell and its value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in arm’s length transaction between knowledgeable and willing parties, less the costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU’s are allocated to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

(e) Share-based Compensation

7

Maha Energy Inc.
Management’s Discussion and Analysis
For The Period Ended December 31, 2013

The Company grants options to purchase common shares to directors, officers, employees, consultants and certain service providers under its stock option plan. Share-based payments are measured at the fair value of the instruments issued and amortized over the vesting periods. The amount recognized as a share-based payment expense during a reporting period is adjusted to reflect the number of awards expected to vest. The offset to this recorded cost is to contributed surplus.

The fair value of employee stock options is measured using the Black-Scholes Option Pricing Model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on short-term government bonds). A forfeiture rate is estimated on the grant date and is subsequently adjusted to reflect the actual number of options that vest.

(f) Loss per Share

Basic earnings/loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted. This follows the treasury method in which the dilutive effect on loss per share is recognized on the use of proceeds that could be obtained from the exercise of options, warrants, and similar instruments. It assumes the proceeds would be used to purchase common shares at the average market price during the year.

(g) Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in profit or loss.

(h) Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred income taxes assets and liabilities are recognized to reflect the expected deferred tax consequences arising from temporary differences between the carrying value and the tax bases of the assets and liabilities. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. Deferred income tax assets are recognized to the extent that it is probable the asset will be realized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(i) Foreign Currency Translation

8

Maha Energy Inc.
Management’s Discussion and Analysis
For The Period Ended December 31, 2013

The functional currency of the Company, being the currency of the primary economic environment in which the Company operates, is the United States dollar. Management has determined that the functional currency of the Company’s US subsidiary, Maha Energy (US) Inc., is the United States dollar.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the consolidated statement of operations and comprehensive loss.

(j) Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available-for-sale, loans and receivables, or at fair value through profit or loss

(“FVTPL”) All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, accounts receivable, accounts payable, royalty payable, and promissory notes payable. At initial recognition management has classified financial assets and liabilities as follows:

(i) Financial Assets

Held-to-maturity

Held-to-maturity investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. The Company does not have any assets classified as held-to-maturity.

Loans and Receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables are comprised of accounts receivable.

Available-For-Sale Investments

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for- sale and that are not classified in any of the previous categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. The Company does not have any assets classified as available-for sale.

Impairment of Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

9

Maha Energy Inc.
Management’s Discussion and Analysis
For The Period Ended December 31, 2013

Financial assets at fair value through profit or loss

Financial assets are classified as FVTPL when the financial asset is held for trading or it is designated as FVTPL. A financial asset is classified as held for trading if: (i) it has been acquired principally for the purpose of selling in the near future; (ii) it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit taking; or (iii) it is a derivative that is not designated and effective as a hedging instrument.

Financial assets classified as FVTPL are stated at fair value with any gain or loss recognized in profit or loss. The net gain or loss recognized incorporates any dividend or interest earned on the financial asset. The Company has classified its cash and cash equivalents at FVTPL.

(ii) Financial Liabilities

Financial liabilities at fair value through profit or loss

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading and recognized at fair value with changes in fair value recognized in earnings unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized in earnings.

Other Financial Liabilities

Financial liabilities classified as other financial liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statement of financial position. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. The Company has classified its accounts payable as other financial liabilities. The Company may issue compound financial instruments with embedded derivatives. An embedded derivative is separated from its host contract and accounted for as a derivative only when three criteria are satisfied:

-	When the economic risks and characteristics of the embedded derivative are not closely related to those of the host contract;
-	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
-	The entire instrument is not measured at fair value with changes in fair value recognized in the statement of comprehensive income (loss).

The difference between the fair value of the total compound instrument and the fair value of the embedded derivative is assigned to the host contract. Subsequent to initial recognition, the host contract liability is measured at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial instrument and allocates interest income or accretion expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash flows over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial liability on initial recognition.

10

Maha Energy Inc.
Management’s Discussion and Analysis
For The Period Ended December 31, 2013

The embedded derivative is fair valued each reporting period using the Black-Scholes valuation model with changes in the fair value being recognized immediately in earnings.

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Trade payable amounts are unsecured and are usually paid within 30 days of recognition.

(k) Revenues
Revenues associated with the production and sale of crude oil owned by the Company are recognized when title to the product passes to the purchaser, the amount of revenue can be measured reliably, the risks and rewards of ownership of the product have been transferred to the purchaser, and the Company no longer retains control over the product sold.
Proceeds from sale of crude oil prior to the commencement of commercial production are offset against capitalized costs at this point as the Company is at the pre-production stage of development.

NEW ACCOUNTING STANDARDS

(a) Adoption of new accounting standards

The Company determined that it holds an interest in a joint arrangement as defined under IFRS 11 and elected to early adopt IFRS 10, 11 and 12, and IAS 27, new pronouncements relating to the accounting and presentation of joint arrangements and to consolidation.

IFRS 10 - Consolidated financial statements; IAS 27 - Separate financial statements

IFRS 10 replaces all the guidance on control and consolidation in IAS 27, Consolidated and separate financial statements, and SIC-12, Consolidation – special purpose entities. Full retrospective application is required in accordance with the transition provisions of the standard, unless impracticable, in which case the group applies it from the earliest practicable date.

IAS 27 was amended following the issuance of IFRS 10. The revised IAS 27 deals only with the accounting for subsidiaries, associates and joint ventures in the separate financial statements of the parent company.

IFRS 11 - Joint Arrangements

IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities— Nonmonetary Contributions by venturers. Under IAS 31 entities have the choice to proportionately consolidate or equity account for interests in jointly controlled entities. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures are accounted for using the equity method of accounting whereas for a joint operation the venturer must recognize its share of the assets, liabilities, revenue and expenses of the joint operation.

11

Maha Energy Inc.
Management’s Discussion and Analysis
For The Period Ended December 31, 2013

The Company accounts for activities as joint arrangements when the agreement of the Company and one or more of the other venturers is required to approve all significant project decisions, thereby creating joint control of the operations. If the parties exercising joint control have the right and obligations to the assets and obligations of the joint arrangement as a result of specific contractual agreements or because of the unincorporated nature of the joint arrangement, the Company accounts for the joint arrangement as a joint operation. If the joint arrangement is structured as an incorporated joint venture and the Company and the other venturer(s), acting jointly, only have the right to its net assets, the Company accounts for the joint arrangement as a joint venture.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, and special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

(b) New accounting pronouncements

The IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial Instruments; IFRS 13, Fair Value Measurement; and amended IFRS 7, Financial Instruments: Disclosure; IAS 1, Presentation of Financial Statements; IAS 12, and Income Taxes.

Each of the new standards is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, except IFRS 9, which is effective for annual periods beginning on or after January 1, 2015. The following is a brief summary of these new standards:

IFRS 9, Financial Instruments

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value.

A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from IAS 39. However, some changes were made to the fair value option for financial liabilities to address the issue of own credit risk.

IFRS 13, Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

12

Maha Energy Inc.
Management’s Discussion and Analysis
For The Period Ended December 31, 2013

Amendments to Other Standards

In addition, there have been amendments to existing standards, including IFRS 7, Financial Instruments: Disclosures, IAS 1, Presentation of Financial Statements, IAS 12, Income Taxes, and IAS 28, Investments in Associates and Joint Ventures. IFRS 7 requires additional disclosures in relation to the transfer of financial assets, including those in with which there is continuing involvement. IAS 1 requires changes to the grouping of items in the consolidated statement of comprehensive loss. Amendments to IAS 12 provide guidelines for determining the recovery of investment properties as it relates to the accounting for deferred income taxes. IAS 28 has been amended to include joint ventures in its scope and to address the changes to IFRS 10 – 12.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

i) Decommissioning Provisions

These provisions have been created based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market conditions at the time of the rehabilitation costs are actually incurred. The final cost of the currently recognized rehabilitation provisions may be higher or lower than currently provided for.

ii) Expenditures on Exploration and Evaluation Assets

The application of the Company’s accounting policy for expenditures on exploration and evaluation assets requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the profit or loss in the period the new information becomes available.

13

Maha Energy Inc.
Management’s Discussion and Analysis
For The Period Ended December 31, 2013

iii) Title to Exploration and Evaluation Assets

Although the Company has taken steps to verify title to its properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

iv) Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same table entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

v) Share-Based Payment Transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

RELATED PARTY TRANSACTIONS

Mr. Dan Thompson (Chief Operating Officer) and Mr. Jamie McKeown (Petroleum Geologist) have provided consulting services to Maha. The total compensation was $46,000 and $40,000 respectively. Mr. Thompson has a yearly contract which may be renewed, if required. Mr. McKeown provides Geological services. The Company also had stock based compensation in the amount of $663,558.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards.

14

Maha Energy Inc.
Management’s Discussion and Analysis
For The Period Ended December 31, 2013

DISCLAIMER

This Management Discussion and Analysis contains several forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Management’s analysis only as of the date hereof. Readers should be aware the Company does not undertake any obligation to update publicly or revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

15

Consolidated financial statements

Maha Energy Inc.

December 31, 2013

Maha Energy Inc.
December 31, 2013

Deloitte LLP
700 Bankers Court
850 Second Street S.W.
Calgary AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 403-213-5791
www.deloitte.ca

Independent Auditor’s Report

To the Shareholders of
Maha Energy Inc.

We have audited the accompanying consolidated financial statements of Maha Energy Inc., which comprise the consolidated statement of financial position as at December 31, 2013, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the initial eleven month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Maha Energy Inc. as at December 31, 2013 and the results of its operations and its cash flows for the initial eleven month period then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants
June 18, 2014

Maha Energy Inc.
Consolidated statement of financial position
as at December 31, 2013
(Expressed in U.S. dollars)

$

Assets
Current assets
Cash and cash equivalents	1,054,089
Accounts receivable (Note 18)	374,936
Prepaid expenses	12,300
1,441,325

Non-current assets
Exploration and evaluation assets (Note 8)	2,601,441
Property and equipment (Note 9)	390,405
Performance bonds (Note 10)	119,779
4,552,950

Liabilities
Current liability
Accounts payable and accrued liabilities	462,946

Non-current liability
Decommissioning provision (Note 11)	193,790
656,736

Shareholders’ equity
Common stock	4,590,412
Contributed surplus	414,443
Deficit	(1,108,641)
3,896,214
4,552,950

Approved by the Board

Maha Energy Inc.
Consolidated statement of operations and comprehensive loss for the initial eleven-month period ended December 31, 2013
(Expressed in U.S. dollars)

$
Expenses
General and administration	788,664
Stock-based compensation	313,558
Foreign currency exchange loss	6,419
1,108,641

Comprehensive loss for the period	(1,108,641)

Basic and diluted loss per common share	(0.06)

Weighted average number of common shares outstanding	18,827,699

Maha Energy Inc.
Consolidated statement of changes in equity for the initial
eleven-month period ended December 31, 2013
(Expressed in U.S. dollars)

					Total
	Number of	Common stock	Contributed		shareholders'
	common shares	amount	surplus	Deficit	equity
		$	$	$	$

Balance , February 1, 2013	-	-	-	-	-
Founders shares issued	14,266,587	2,139,988	-	-	2,139,988
Shares issued for cash	8,700,010	2,610,003	-	-	2,610,003
Shares issued in exchange for services performed	133,333	40,000	-	-	40,000
Stock-based compensation	-	28,520	285,038	-	313,558
Value ascribed to warrants	-	(129,405)	129,405	-	-
Share issue costs	-	(98,694)	-	-	(98,694)
Net loss for the period	-	-	-	(1,108,641)	(1,108,641)
Balance, December 31, 2013	23,099,930	4,590,412	414,443	(1,108,641)	3,896,214

Maha Energy Inc.
Consolidated statement of cash flows for the initial
eleven-month period ended December 31, 2013
(Expressed in U.S. dollars)

$

Operating activities
Net loss for the period	(1,108,641)

Items not affecting cash and cash equivalents
Depreciation	19,595
Share-based compensation	313,558
Shares issued in exchange for services performed	390,000
Unrealized foreign exchange loss	5,345

Changes in non-cash working capital (Note 16)	(12,300)
(392,443)

Investing activities
Exploration and evaluation expenditures	(1,907,650)
Purchase of property and equipment	(410,000)
Purchase of performance bonds	(119,779)

Changes in non-cash working capital (Note 16)	(411,799)
(2,849,228)

Financing activity
Units issued for cash	4,301,297

Foreign exchange loss on cash held in foreign currencies	(5,537)

Net increase in cash and cash equivalents	1,054,089
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	1,054,089

Maha Energy Inc.
Notes to the consolidated financial statements
December 31, 2013
(Expressed in U.S. dollars)

1.	Corporate information

Maha Energy Inc. (“the Company”) was incorporated on January 23, 2013 under the Alberta Business Corporations Act.

The Company began operations on February 1, 2013 and these consolidated financial statements reflect the activity for the 11 month period from February 1, 2013 to December 31, 2013.

Maha Energy Inc. is engaged in the acquisition, exploration, and development of oil and gas properties. The Company’s current oil and gas activities are in the pre-production stage. The Company’s main focus is the development of the LAK Ranch Project, Wyoming, USA. Commercial production has not yet commenced.

The address of the Company’s corporate office and principal place of business is 540, 734 - 7th Avenue, Calgary Alberta Canada, T2P 3P8.

2.	Basis of presentation

	(a)	Statement of compliance

The consolidated financial statements of the Company as at and for the period ended December 31, 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issuance by the Company’s board of directors on June 18, 2014.

	(b)	Basis of presentation and measurement

The consolidated financial statements of the Company and its U.S. subsidiary, Maha Energy (USA) Inc. have been prepared in accordance with IFRS on a historical cost basis except for certain financial instruments.

The consolidated financial statements of the Company are presented in United States Dollars, which is also the Company’s functional currency.

The preparation of consolidated financial statements, in compliance with IFRS, requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

3.	Summary of significant accounting policies

	(a)	Cash and cash equivalents

The Company considers all highly liquid instruments with original maturities of three months or less at the time of issuance to be cash equivalents.

	(b)	Exploration and evaluation assets

Pre-license costs are recognized as an expense when incurred. Exploration and evaluation (“E&E”) costs, including the costs of acquiring licenses, exploratory drilling and completion costs, and directly attributable general and administrative costs are initially capitalized as either tangible or intangible E&E assets according to the nature of the asset acquired. These costs are accumulated in cost centers by field or exploration area pending determination of technical feasibility and commercial viability. Ongoing carrying costs including the costs of non-producing lease rentals are capitalized to E&E assets. Proceeds received from the sale of E&E assets are recorded as a reduction to the carrying value of the asset.

Therefore, as part of the pre-development phase all operating costs and incidental revenue have been capitalized as a part of the E&E assets as of December 31, 2013.

Maha Energy Inc.
Notes to the consolidated financial statements
December 31, 2013
(Expressed in U.S. dollars)

3.	Summary of significant accounting policies (continued)

	(b)	Exploration and evaluation assets (continued)

The technical feasibility and commercial viability of extracting a resource is considered to be determinable when proved reserves are determined to exist and these reserves can be commercially produced. A review of each exploration license or area is carried out, at least annually, to assess whether proved reserves have been discovered. Upon determination of proved reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to property and equipment.

E&E assets are regularly reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amount of reserve properties may exceed its recoverable amount. When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use (being the present value of expected future cash flows of the relevant cash-generating unit) and fair value less costs to sell. If the carrying amount of an asset exceeds the recoverable amount an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

	(c)	Property, plant, and equipment

Unless initially classified as E&E assets, all costs related to the acquisition, exploration and development of oil and natural gas properties are capitalized and are measured at historical cost less accumulated depletion and depreciation and accumulated impairment losses. These costs include proved property additions, development drilling and completions, costs for production facilities, decommissioning costs, and carrying costs. Repairs and maintenance costs are expensed as incurred. The Company does not capitalize indirect general and administrative overhead costs.

The difference between the proceeds from the disposition of oil and natural gas properties and the accumulated costs of the properties sold will be recorded as gain or loss in the consolidated statement of operations and comprehensive loss in the period in which the disposition occurred.

Depreciation of corporate and other fixed assets is calculated using the declining balance method over the useful lives of the assets.

	(d)	Provisions

Decommissioning provisions

The Company’s activities give rise to dismantling, decommissioning and site disturbance re-mediation activities. Provisions are made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning provisions are measured at the present value of management’s best estimate of expenditure required to settle the present obligation at the statement of financial position date. Subsequent to initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows are recorded against the related asset. Actual costs incurred upon settlement of the decommissioning provisions are charged against the provision to the extent the provision was established.

Maha Energy Inc.
Notes to the consolidated financial statements
December 31, 2013
(Expressed in U.S. dollars)

3.	Summary of significant accounting policies (continued)

	(e)	Share-based compensation

The Company grants options to purchase common shares to directors, officers, employees, consultants and certain service providers under its stock option plan. Share-based payments are measured at the fair value of the instruments issued and amortized over the vesting periods. The amount recognized as a share-based payment expense during a reporting period is adjusted to reflect the number of awards expected to vest. The offset to this recorded cost is to contributed surplus.

The fair value of stock options is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility, weighted average expected life of the instrument (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on short-term government bonds). A forfeiture rate is estimated on the grant date and is subsequently adjusted to reflect the actual number of options that vest.

	(f)	Loss per share

Basic loss per share is computed by dividing the net loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted. This follows the treasury method in which the dilutive effect on loss per share is recognized on the use of proceeds that could be obtained from the exercise of options, warrants, and similar instruments. It assumes the proceeds would be used to purchase common shares at the average market price during the period.

	(g)	Income taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred income taxes assets and liabilities are recognized to reflect the expected deferred tax consequences arising from temporary differences between the carrying value and the tax bases of the assets and liabilities. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. Deferred income tax assets are recognized to the extent that it is more likely the asset will be realized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

	(h)	Foreign currency translation

The functional currency of the Company, being the currency of the primary economic environment in which the Company operates, is the United States dollar. Management has determined that the functional currency of the Company’s U.S. subsidiary, Maha Energy (USA) Inc., is the United States dollar (“US$”).

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the consolidated statement of operations and comprehensive loss.

Maha Energy Inc.
Notes to the consolidated financial statements
December 31, 2013
(Expressed in U.S. dollars)

3.	Summary of significant accounting policies (continued)

	(h)	Foreign currency translation (continued)

While the Company’s Canadian operations are partially conducted in Canadian dollar, (C$) the Company has determined that the functional currency for the Canadian parent is also US$.

	(i)	Financial instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available-for-sale, loans and receivables, or at fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities.

Maha’s financial instruments comprise of cash and cash equivalents, accounts receivable, performance bonds and accounts payable. At initial recognition management has classified financial assets and liabilities as follows:

(i) Financial assets

Cash and cash equivalents

Cash and cash equivalents are classified as FVTPL. Realized and unrealized gains and losses on financial assets carried at FVTPL are recognized in net income in the periods such gains and losses arise. Transaction costs related to these financial assets are included in net income when incurred.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Performance bonds and accounts receivable are classified as loans and receivables.

Impairment of financial assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

(ii) Financial liabilities

Other financial liabilities

Financial liabilities classified as other financial liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statement of financial position. The Company has classified its accounts payable as other financial liabilities.

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Trade payable amounts are unsecured and are usually paid within 30 days of recognition.

Maha Energy Inc.
Notes to the consolidated financial statements
December 31, 2013
(Expressed in U.S. dollars)

3.	Summary of significant accounting policies (continued)

	(j)	Revenues

Revenues associated with the production and sale of crude oil owned by the Company are recognized when title to the product passes to the purchaser, the amount can be measured reliably, the risks and rewards of ownership of the product have been transferred to the purchaser, and the Company no longer retains control over the product sold.

Proceeds from sale of crude oil prior to the commencement of commercial production are offset against capitalized costs as the Company is at the pre-production stage.

	(k)	Joint operations

The Company accounts for activities as joint arrangements when the agreement of the Company and one or more of the other venturers is required to approve all significant project decisions, thereby creating joint control of the operations. If the parties exercising joint control have the right and obligations to the assets and obligations of the joint arrangement as a result of specific contractual agreements or because of the unincorporated nature of the joint arrangement, the Company accounts for the joint arrangement as a joint operation. The Company has no joint arrangements that are structured as an incorporated joint venture or where the Company and the other venturer(s), acting jointly, only have the right to its net assets.

4.	Changes in accounting policies

	(a)	New accounting standards

IFRS 10 – Consolidated Financial Statements

As of February 1, 2013, the Company adopted IFRS 10, “Consolidated Financial Statements” which provides guidance as to whether an investee, including a special purpose entity, should be consolidated. The adoption of this standard did not impact the Company.

IFRS 11 – Joint Arrangements

As of February 1, 2013, the Company adopted IFRS 11, “Joint Arrangements” which provides a revised method for determining how a company should account for joint arrangements. Based on the terms of the joint arrangement, a company will account for joint arrangements using either proportionate consolidation or the equity method. This standard has no impact on the Company as all joint arrangements are considered joint operations and will continue to be accounted for using proportionate consolidation.

IFRS 12 – Disclosure of Interests in Other Entities

As of February 1, 2013, the Company adopted IFRS 12, “Disclosure of Interests in Other Entities” which provides disclosure requirements for interests held in subsidiaries and joint arrangements. The adoption of this standard did not impact the Company.

IFRS 13 Fair Value Measurement

As of February 1, 2013 the Company adopted IFRS 13 “Fair Value Measurement” which provides guidance on determination of fair value and disclosure requirements for instances where IFRS required fair value to be used. The adoption of this standard did not impact the Company.

	(b)	Amendments to accounting standards

IFRS 7 – Financial Instruments: Disclosures

As of February 1, 2013, the Company adopted the amendments to IFRS 7, “Financial Instruments: Disclosures” which provide more extensive disclosure for financial instruments that are offset in the statement of financial position.

Maha Energy Inc.
Notes to the consolidated financial statements
December 31, 2013
(Expressed in U.S. dollars)

4.	New accounting standards (continued)

	(b)	Amendments to accounting standards (continued)

IAS 27 – Separate Financial Statements

As of February 1, 2013, the Company adopted the amendments to IAS 27, “Separate Financial Statements” which focused solely on accounting and disclosure requirements when an entity presents separate financial statements. The adoption of these amendments did not impact the Company.

IAS 28 – Investments in Associates and Joint Ventures

As of February 1, 2013, the Company adopted the amendments to IAS 28. These amendments conform to changes made in IFRS 10 and IFRS 11. The impact of adoption of these amendments did not impact the Company.

	(c)	Future accounting pronouncements

IFRS 9 – Financial Instruments

As of November 2009, the IASB has been in the process of completing a three-phase project to replace IAS 39, “Financial Instruments: Recognition and Measurement” with IFRS 9, which includes requirements for hedge accounting, accounting for financial assets and liabilities and impairment of financial instruments. The impact of the standard on the Company’s financial statements will not be known until the project is finalized.

IFRIC 21 – Levies

As of January 1, 2014, the Company will be required to adopt IFRIC 21 which clarifies the requirements for recognizing a liability for a levy imposed by a government. The Company is assessing the effect of this future pronouncement on its financial statements.

IAS 32 – Financial Instruments: Presentation

As of January 1, 2014, the Company will be required to adopt the amendments to IAS 32 which clarify requirements for offsetting of financial assets and financial liabilities in the financial statements. The adoption of this amendment is not expected to have a significant impact on the Company’s financial statements.

IAS 36 – Impairment of Assets

As of January 1, 2014, the Company will be required to adopt the amendments to IAS 36 which requires additional disclosure on the recoverable amount on an impaired cash generating unit.

5.	Critical accounting estimates and judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

	i)	Decommissioning provisions

These provisions have been created based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management.

Maha Energy Inc.
Notes to the consolidated financial statements
December 31, 2013
(Expressed in U.S. dollars)

5.	Critical accounting estimates and judgments (continued)

i)	Decommissioning provisions (continued)

Estimates are reviewed every reporting period and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market conditions at the time of the rehabilitation costs are actually incurred. The final cost of the currently recognized rehabilitation provisions may be higher or lower than currently provided for.

ii)	Expenditures on exploration and evaluation assets

The application of the Company’ s accounting policy for expenditures on exploration and evaluation assets requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the profit or loss in the period the new information becomes available.

The timing of when a project achieves technical feasibility and commercial viability involves judgement as it is determined based on a number of factors that can only be confirmed after a period of production history. In addition, new and evolving technologies may impact this assessment. The Company continues to monitor its project currently under development.

iii)	Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate being the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters. The Company has not recognized deferred tax assets relating to tax losses carried forward. Timing of utilization of the tax losses depends on the ability of the Company to generate taxable profits. The estimation of this timing is based on a number of factors including judgements of the future pricing and profitability.

iv)	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Notes 12 (a) and (b).

6.	Related party transactions

During the year, key management personnel of the Company earned share based compensation and consultant fees of $749,558 of which $663,558 related to stock based compensation.

Maha Energy Inc.
Notes to the consolidated financial statements
December 31, 2013
(Expressed in U.S. dollars)

7.	Management of capital

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company does not have any externally imposed capital requirements to which it is subject. As at December 31, 2013, the Company considers capital to consist of all components of shareholders’ equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristic of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue common shares, or dispose of assets to adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the board of directors.

8.	Exploration and evaluation assets

Exploration and development costs

$

Opening balance, February 1, 2013	-
Acquisition	500,000
Expenditures in the period	2,237,549
Decommissioning provision	193,790
Incidental proceeds from sale of crude oil, net of operating expenses	(329,898)
Closing balance, December 31, 2013	2,601,441

On February 15, 2013, the Company entered into an agreement for the LAK Ranch Project (the “Project”) whereby the Company acquired a 60% working interest in the Project. In exchange, the Company paid US$500,000 in accounts payable on behalf of the other party and is responsible for 60% of any decommissioning obligations on the Project. The Company is also committed to completing a drilling program of a minimum 5 wells. See Note 14.

9.	Property and equipment

	Machinery
	and		Computer	Casing
	equipment	Vehicles	software	inventory	Total
	$	$	$	$	$

Cost
Balance, February 1, 2013	-	-	-	-	-
Additions	172,191	38,400	6,000	193,409	410,000
Balance, December 31, 2013	172,191	38,400	6,000	193,409	410,000

Depreciation
Balance, February 1, 2013	-	-	-	-	-
Additions	10,625	6,720	2,250	-	19,595
Balance, December 31, 2013	10,625	6,720	2,250	-	19,595
Net book value	161,566	31,680	3,750	193,409	390,405

Maha Energy Inc.
Notes to the consolidated financial statements
December 31, 2013
(Expressed in U.S. dollars)

10.	Performance bonds

The Company purchased performance bonds as required by the Wyoming Oil and Gas Conservation Commission and operator of the property. The bonds bear interest at rates ranging from 0.25% to 0.35%. If the operator or the joint venture partners fail to remediate the well site, the bonds will be used to fund this obligation.

11.	Decommissioning provision

The Company has calculated a decommissioning provision with respect to its LAK Ranch Project interests of US$193,790. The current year decommissioning provision recognizes the continuing obligation for the retirement of assets in which the estimate is based on the following assumptions:

Cost of well reclamation	US$276,000
Inflation	2.50%
Discount rate	4.0%
Reserve life	25 years

The following table presents the reconciliation of the opening and closing aggregate carrying amount of the decommissioning provisions associated with LAK interest.

$
Opening balance, February 1, 2013	-
Liabilities acquired in acquisition of LAK Ranch	174,832
Liabilities incurred from new wells drilled in 2013	18,958
Closing balance, December 31, 2013	193,790

12.	Capital stock

The Company is authorized to issue an unlimited number of common shares and unlimited number of preferred shares. At December 31, 2013, there were 23,099,930 common shares issued by the Company.

On February 12, 2013, the Company issued 14,266,587 common shares at a price US$0.15 pursuant to a private placement for net proceeds of US$1,789,988 and in exchange for services valued at US$350,000. On April 15, 2013, the Company issued 8,700,010 units at a price of US$0.30. Each unit consists of one common share and one fifth of one share purchase warrant of the Company. Each warrant is exercisable into a further common share at a price of US$0.45 for a term of two years.

(a)	Stock options outstanding

The Stock Option Plan allows the Company to grant stock options, at exercise prices equal to or close to market price, in amounts up to 10% of the number of common shares issued. All of the options have a five-year term. One-third of the options vest immediately; one-third vest one year after the grant date; and, one-third vest two years after the grant date. The following stock options are outstanding at December 31, 2013:

Expiration	Number of		Exercise	Remaining	Remaining
date	options		price	life	life
	#	$		years	years

March 31, 2018	1,650,000		0.45	4.25	4.25

Subsequent to year-end, the Company issued the following options:

December 31, 2018	400,000		0.75	5.00	5.00
	2,050,000

Maha Energy Inc.
Notes to the consolidated financial statements
December 31, 2013
(Expressed in U.S. dollars)

12.	Capital stock (continued)

	(b)	Share purchase warrants outstanding

Each of the Company’s common share purchase warrants is convertible into one common share, upon payment of the exercise price.

	Share purchase		Exercise
	warrants		price
	#	$

Balance, February 1, 2013	-		-
Issued	1,740,002		0.45
Balance, December 31, 2013	1,740,002		0.45

The value of the warrants and options issued during the year pursuant to private placements was calculated using the Black-Scholes model with the following range of assumptions:

Expected term	1-2 years
Volatility	125%
Expected dividend yield	Nil
Risk-free interest rate	1.00-1.50%

13.	Financial instruments and risk

The Company’s financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable, performance bonds, and accounts payable.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Fair values of financial assets and liabilities and discussion of risks associated with financial assets and liabilities are presented as follows:

(a)	Fair value risk

The fair values of accounts receivable and accounts payable approximate their carrying amount due to their short-term maturity of those instruments. The fair value of the performance bonds approximates their carrying amount.

The carrying value and fair value of these financial instruments at December 31, 2013 is disclosed below by financial instrument category:

Maha Energy Inc.
Notes to the consolidated financial statements
December 31, 2013
(Expressed in U.S. dollars)

13.	Financial instruments and risk (continued)

	(a)	Fair value risk (continued)

Financial Instrument	Carrying value	Fair value
	($)	($)

Cash and cash equivalents
Cash and cash equivalents	1,054,089	1,054,089

Loans and receivables
Accounts receivable	374,936	374,936

Other assets
Performance bonds	119,779	119,779

Other liabilities
Accounts payable	462,946	462,946

(b)	Currency risk

As at December 31, 2013, the Company’s capital expenditures are predominantly U.S. dollars, and any future equity raised is expected to be predominantly in U.S. dollars. Future project exploration and development expenditures are expected to be paid primarily in U.S. dollars. Some of the Company’s expenditures (general and administrative in nature) are denominated in Canadian dollars. As such, A significant change in the relative currency exchange rates between the Canadian dollar the U.S. dollar could have an effect on the Company’s results of operations, financial position and cash flows. The Company has not hedged its exposure to currency fluctuations. As such, the Company is subject to risk due to fluctuations in the exchange rates for Canadian dollar expenses incurred.

Of the Company’s cash and cash equivalents, $863,824 is held at a large Canadian financial institution. Of this amount, $796,749 is held in US dollars and $67,075 in Canadian dollars.

(c)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk on its financial instrument.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company has positive working capital of US$978,379 (C$1,040,603). As the Company’s Project is in the pre-production phase of development no assurance can be given that the budgeted production levels necessary for positive cash flow will be achieved. Operating activities and expenditures may increase or decrease, depending on the rate of success during the pre-production phase. Should these pre-production phases be unsuccessful then consideration will have to be given to taking an impairment charge. The Company’s future success remains dependent on the success of LAK Ranch.

The Company manages liquidity risk through its management of capital as outlined in Note 7 to the consolidated financial statements. Accounts payable relating to oil and gas interests and other accounts payable and accrued liabilities are due within the current operating period.

Maha Energy Inc.
Notes to the consolidated financial statements
December 31, 2013
(Expressed in U.S. dollars)

13.	Financial instruments and risk (continued)

	(e)	Price risk

The Company is exposed to price risk with respect to commodity prices, particularly as it moves toward commercial production on LAK ranch property. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

14.	Commitments

The Company is committed to pay approximately US$33,000 per annum, which is indexed to consumer price index, under its surface rights contract for access to the LAK Ranch site.

The Company also has commitments under the partnership agreement to fund expenditures of approximately US$1,011,745 on the LAK Ranch project, in order to maintain its participation in the project.

15.	Income taxes

A reconciliation of the expected tax recovery at statutory rates and the Company’s effective income tax expense is as follows:

$

Net loss for the year	(1,108,641)
Effective tax rate	25%
Expected tax recovery	(277,160)
Tax effect of non-deductible stock-based compensation	175,890
Effect of tax rate in foreign jurisdications	(26,198)
Uncrecognized deferred tax assets	127,468
Income tax recovery	-

16.	Changes in non-cash working capital

Change in:
Accounts receivable	(374,936)
Prepaid expenses	(12,300)
Accounts payable and accrued liabilities	(37,054)
(424,290)

Changes in non-cash working capital - operating activities	(12,300)
Changes in non-cash working capital - unrealized foreign exchange gain	(191)
Changes in non-cash working capital - investing activities	(411,799)
(424,290)

17.	Geographical information

The Company operates in both Canada and the United States of America. Segmented information by geographic area is as follows:

As at and for the period ended December 31, 2013	Canada	US	Total
Revenue	$-	$-	$-
Non-current assets	-	3,111,626	3,111,626
Total assets	870,136	3,682,814	4,552,950

Maha Energy Inc.
Notes to the consolidated financial statements
December 31, 2013
(Expressed in U.S. dollars)

18.	Subsequent events

On January 15, 2014 the Company entered into a sale and purchase agreement (“SPA”) to purchase the remaining 40% of LAK Ranch. The SPA closed on April 30, 2014. The total cash consideration paid for the interest acquired is US$582,248, forgiveness of all joint venture debt (estimated to be approximately US$400,000), and the issuance of 3,750,000 shares of the Company at a deemed value of $4,687,500.

On March 21, 2014, 931,931 warrants were exercised for US$0.45 resulting in cash proceeds of US$419,369.

In April 2014, the Company raised an additional US$10,000,000, less transaction costs, through a private placement at US$1.25 per share for its future drilling program.

APPENDIX H

PALLISER STOCK OPTION PLAN (RESULTING ISSUER STOCK OPTION PLAN)

1.	Purpose of Plan

The purpose of this plan (hereinafter referred to as the "Plan") is to develop the interest of directors, officers, key employees and consultants of Palliser Oil & Gas Corporation and any subsidiary or partnership controlled directly or indirectly by any of the foregoing (collectively or individually, as applicable, "Palliser") and others providing services to Palliser in the growth and development of Palliser by aligning their interests with those of the shareholders of Palliser, providing them with the opportunity to acquire an increased proprietary interest in Palliser and providing them with a retention incentive in Palliser.

2.	Eligibility

Directors, officers (including a personal holding company of an officer), employees and consultants of Palliser or employees of companies retained by Palliser to provide management or consulting functions to Palliser (provided that employees or consultants of those companies devote the majority of their time to Palliser) (individually, an Optionee, and collectively, the "Optionees") will be eligible to participate in the Plan.

3.	Administration

The Plan will be administered by the compensation committee of the Board of Directors of Palliser (the "Board") or, if no compensation committee is appointed, by the Board (the "Administrator") pursuant to rules of procedure fixed by the Board.

4.	Granting of Options

The Administrator may from time to time grant options ("Options") to purchase common shares of Palliser ("Common Shares") to the Optionees and fix the number of Common Shares subject to option to each Optionee.

5.	Common Share Maximum

The maximum number of Common Shares which may be issued under the Plan is, together with all other share compensation arrangements of Palliser, equal to 10% of the Common Shares outstanding from time to time (the "Common Share Maximum"), subject to adjustment as set forth in Clause 10, and subject to the following limitations:

Limitations on Reservations of Common Shares

(a)	the aggregate number of Common Shares reserved for issuance to any one Optionee will not exceed 5% of the outstanding Common Shares at any time;

(b)	the aggregate number of Common Shares reserved for issuance to any one consultant in any twelve month period shall not exceed 2% of the outstanding Common Shares;

(c)

the aggregate number of Common Shares reserved for issuance to all employees conducting Investor Relations in any twelve month period shall not exceed an aggregate of 2% of the outstanding Common Shares;

(d)

the number of Common Shares, together with all of Palliser's other previously established or proposed share compensation arrangements, reserved for issuance to Insiders will not exceed 10% of the outstanding Common Shares;

Limitations on Issuances of Common Shares

(e)

the number of Common Shares issuable pursuant to the Plan, together with all of Palliser's other previously established or proposed share compensation arrangements, which may be issued within a one year period will not exceed 10% of the outstanding Common Shares at any time;

(f)

the number of Common Shares issuable pursuant to the Plan, together with all of Palliser's other previously established or proposed share compensation arrangements, which may be issued within a one year period to:

	(i)	Insiders will not exceed 10% of the outstanding Common Shares at any time; and

	(ii)	any one Insider's and such Insider's associates will not exceed 5% of the outstanding Common Shares at any time.

For the purpose of this Clause: (i) "insider" and "associate" have the meaning set forth in the Securities Act (Ontario); (ii) "Insider" means an insider of Palliser and any person who is an associate of an insider of Palliser; and (iii) "outstanding Common Shares" means the issued and outstanding Common Shares on a non-diluted basis.

The Common Share Maximum may be increased by the Administrator and, if required by the stock exchanges upon which the Common Shares are listed, with the approval of the shareholders of Palliser.

6.	Expiry Date

All Options granted pursuant to the Plan will expire on the date (the "Expiry Date") as determined by the Administrator at the date of grant provided that no Option may be exercised beyond five years from the date of grant. In addition, all Options will expire no later than 60 days after the Optionee ceases to hold an office or be actively employed by Palliser or, in the case of an employee of a company providing management or consulting function to Palliser, ceases to be actively employed by such company or such company is no longer retained by Palliser.

If the Expiry Date of any Option falls within any Blackout Period (as defined below) or within ten (10) days (being a day other than a Saturday, Sunday or other than a day when banks in Calgary, Alberta are not generally open for business) following the end of any Blackout Period (the "Restricted Options"), then the expiry date of such Restricted Options shall, without any further action, be extended to the date that is ten (10) business days following the end of such Blackout Period.

For the purposes of this Clause 6, "Blackout Period" means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an Option.

7.	Exercise Price

The exercise price (the "Exercise Price") of any Option will be fixed by the Administrator when such Option is granted and will be equal to or greater than the current market price (the "Current Market Price") which will be equal to the weighted average trading price of the Common Shares on the TSX Venture Exchange (or if not listed on the TSX Venture Exchange, then such other stock exchange as the Common Shares may then be listed and as designated by the Board (the "Exchange")) for the five trading days immediately prior to the date of the grant or, if such Common Shares are not listed on any stock exchange, at fair market value as determined by the Administrator. Notwithstanding the foregoing, if the Common Shares are listed on the TSX Venture Exchange, the Exercise Price may be no less than the Discounted Market Price (as such term is defined in the Policy 1.1 of the Corporate Finance Manual of the TSX Venture Exchange).

8.	Vesting

The Administrator may, in its sole discretion, determine the time during which options will vest and the method of vesting, or that no vesting restriction will exist.

9.	Exercise of Options

Options may be exercised (the "Exercised Options") from time to time, at any time (the "Exercise Date"), by an Optionee's delivery to Palliser at its head office in Calgary, Alberta or such other place as may be specified by Palliser of a written exercise specifying the number of Options being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased, or

10.	Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards to options granted or to be granted, may be made by the Administrator in its discretion to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by Palliser or other relevant changes in the capital of Palliser.

11.	Option Agreement

A written agreement will be entered into by Palliser and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to option, the Exercise Price, the vesting dates, if any, the Expiry Date and any other terms approved by the Administrator, all in accordance with the provisions of the Plan, including such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over Palliser.

12.	Termination of Option in the Event of Take-Over Bid

In the event a take-over bid (as defined in the Securities Act (Alberta), which is not exempt from the take-over bid requirements of Part 14 of the Securities Act (Alberta) (or its replacement or successor provisions) shall be made for the Common Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may satisfy any obligations to the Optionee in respect of any Options granted by delivering to the Optionee, in Common Shares, the difference between the exercise price of unexercised Options and the Current Market Price of the securities to which the Optionee would have been entitled upon exercise of the vested and non-vested unexercised Options on such date. Upon settlement as aforesaid, the Options shall terminate and the Optionee shall cease to have any further rights in respect thereof.

13.	Merger or Sales

In the event that the Corporation enters into any transaction or series of transactions whereby the Corporation or all or substantially all of the Corporation's undertaking, property or assets would become the property of any other corporation, partnership, trust or other person (a "Successor"), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, the Corporation and the Successor shall execute such instruments and do such things as are necessary, if any, to establish that upon the consummation of such transaction the Successor will have assumed all the covenants and obligations of the Corporation under this Plan and the option agreements outstanding on consummation of such transaction in a manner that substantially preserves and does not impair the rights of the Optionees thereunder in any material respect (including the right to receive shares, securities, cash or other property of the Successor in lieu of Common Shares upon the subsequent vesting of Options), provided that in the case of the right to receive cash or other property in lieu of Common Shares, the Board may cancel the "out-of-the-money" Options for nominal consideration. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Plan and such option agreements with the same effect as though the Successor had been named as the Corporation herein and therein and thereafter, the Corporation shall be relieved of all obligations and covenants under this Plan and such option agreements and the obligation of the Corporation to the Optionees in respect of the Options shall terminate and be at an end and the Optionees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Common Shares upon vesting of the Options.

14.	Amendment or Discontinuance of Plan

Subject to the restrictions set out in this Clause 0, the Administrator may amend the Plan at any time without shareholder approval; subject to the approval of any stock exchange on which the Common Shares are listed for trading. Without the prior approval of the shareholders, as may be required by the Exchange, the Administrator may not:

(a)	make any amendment to the Plan to increase the number of Common Shares issuable pursuant to the Plan or lower the limitations prescribed by Subclauses 5(a) to (f), inclusive;

(b)	reduce the exercise price of any outstanding Options (and with respect to a reduction of the exercise price if the Optionee is an Insider, approved by disinterested Shareholders);

(c)

subject to the extension of the Expiry Date for a Restricted Option due to a Blackout Period pursuant to Clause 6, extend the term of any outstanding Option beyond the original Expiry Date of such Option;

(d)	change the eligible participants;

(e)	make any amendment to the Plan that would permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of an Optionee; or

(f)	amend this Clause 0.

In addition, no amendment to the Plan or Options granted pursuant to the Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously granted to such Optionee under the Plan.

The Board may discontinue the Plan at any time without the consent of the Optionees provided that such amendment shall not alter or impair any Option previously granted under the Plan.

15.	Tax Withholding

The Corporation shall have the power and the right to deduct or withhold, or require an Optionee to remit to the Corporation, the required amount to satisfy federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan, including the grant or exercise of Options granted under the Plan. With respect to required withholding, the Corporation shall have the irrevocable right to, and the Optionee consents to, the Corporation setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Corporation to the Optionee (whether arising pursuant to the Optionee's relationship as a director, officer or employee of the Corporation or as a result of the Optionee providing services on an ongoing basis to the Corporation or otherwise), or may make such other arrangements satisfactory to the Optionee and the Corporation. In addition, the Corporation may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Common Shares as it determines are required to be sold by the Corporation, as trustee, to satisfy the withholding obligation net of selling costs. The Optionee consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Common Shares.

16.	No Guarantees Regarding Tax Treatment

Optionees (or their beneficiaries) shall be responsible for all taxes with respect to any Options under the Plan, whether arising as a result of the grant or exercise of Options or otherwise. The Board of Directors and the Corporation make no representations to any person regarding the tax treatment of the Options or payments made under the Plan and none of the Corporation, nor any of its employees or representatives shall have any liability to an Optionee with respect thereto.

17.	Common Shares Duly Issued

Common Shares issued upon the exercise of Options granted hereunder will be validly issued and allotted as fully paid and non-assessable upon payment thereof in accordance with the terms of the particular agreement and the issuance of Common Shares thereunder will not require a resolution or approval of the Board.

18.	Non-assignability

All Options granted pursuant to the Plan will be personal to the Optionee and will not be assignable. Notwithstanding the foregoing, if an Optionee ceases to be a director, officer, employee or consultant by reason of death of the Optionee, such Optionee's Options may, subject to the terms hereof, be exercised by the legal personal representative of the Optionee's estate at any time before 90 days after the date of death of the Optionee.

19.	Prior Plans

This Plan entirely replaces and supersedes the prior share option plan approved by the shareholders or enacted by the Board of Directors of the Corporation.

20.	Effective Date

This Plan shall take effect on April 26, 2013 subject to the acceptance of the Plan by the TSX Venture Exchange and any other relevant regulatory authorities and approval of the Shareholders.

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE AMALGAMATION OF PALLISER OIL & GAS CORPORATION AND MAHA ENERGY INC.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, OLYMPIA TRUST COMPANY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL IN A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN. THE DEPOSITARY (AS DEFINED HEREIN) OR OTHER FINANCIAL ADVISOR CAN ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

LETTER OF TRANSMITTAL
FOR HOLDERS OF COMMON SHARES OF PALLISER OIL & GAS CORPORATION

Please read the instructions set out below carefully before completing this Letter of Transmittal.

TO:	PALLISER OIL & GAS CORPORATION
AND TO:	OLYMPIA TRUST COMPANY (THE "DEPOSITARY"), AS DEPOSITARY

This letter of transmittal (the "Letter of Transmittal") is for use by holders of common shares (the "Palliser Shares") of Palliser Oil & Gas Corporation ("Palliser") in connection with the proposed amalgamation (the "Amalgamation") pursuant to an amalgamation agreement dated as of July 30, 2014, as may be amended, between Palliser and Maha Energy Inc. ("Maha") (the "Amalgamation Agreement") to form a corporation to be known as "Maha Energy Inc." ("New Maha").

A copy of the Amalgamation Agreement can be found in the accompanying joint information circular of Palliser and Maha (the "Joint Information Circular") as well as under Palliser's profile on SEDAR at www.sedar.com.

Capitalized terms used but not defined in this Letter of Transmittal shall have the respective meanings given to them in the Amalgamation Agreement.

Pursuant to the Amalgamation each of the outstanding Palliser Shares will convert into 0.1393 of a common share of New Maha ("New Maha Shares").

In each case, Palliser Shareholders will receive 0.1393 of a New Maha Share (subject to rounding for fractional shares) for each Palliser Share held on the effective date of the Amalgamation (the "Effective Date").

Please complete each of the steps set out below in order. Please carefully read the instructions set out below before completing this Letter of Transmittal.

The Depositary or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this document for addresses and telephone numbers of the Depositary). This Letter of Transmittal is not for use by non-registered holders of Palliser Shares. Persons whose Palliser Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should immediately contact such registered holder for assistance with depositing and exchanging their Palliser Shares.

STEP 1: DESCRIBE THE PALLISER SHARES BEING DEPOSITED

This Letter of Transmittal, properly completed and duly executed, or a manually-executed facsimile hereof, together with all other required documents, including certificates representing the Palliser Shares ("Palliser Certificates"), must be submitted in accordance with the instructions contained herein in order for such Palliser Shareholders to receive the New Maha Shares in connection with and upon completion of the Amalgamation.

Palliser Shareholders will not receive certificates representing New Maha Shares until they submit their Palliser Certificates to the Depositary along with a duly completed Letter of Transmittal and other required documents. Whether or not Palliser Shareholders deliver this Letter of Transmittal, the Palliser Certificates and all other required documentation to the Depositary, at the Effective Time, Palliser Shareholders will cease to be shareholders of Palliser and will only be entitled to receive the New Maha Shares to which they are entitled under the Amalgamation. Each Palliser Certificate that is not deposited with all other documents as required pursuant to the Amalgamation on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature against Palliser or New Maha, including the right of the holder of such Palliser Shares to receive New Maha Shares for each Palliser Share held.

The undersigned delivers to you the enclosed Palliser Certificate(s) to be exchanged for certificate(s) representing New Maha Shares ("New Maha Certificates"), all in accordance with the Plan of Amalgamation.

Palliser Certificate Number(s)	Name in which Palliser Shares are Registered	Number of Palliser Shares

(if space above is not sufficient, please attach a list in the above form)

[ ]

Some or all of the Palliser Certificates have been lost, stolen or destroyed (Check box if applicable). Please review item 7 of the instructions for the procedure to replace lost or destroyed Palliser Certificates.

[ ]

The beneficial owner of the Palliser Shares represented by the certificate(s) listed on the table above is a Non-Resident Shareholder (being a Palliser Shareholder that is: (a) a person who is not a resident of Canada for the purpose of the Tax Act; or (b) a partnership that is not a Canadian partnership for the purposes of the Tax Act).

STEP 2: PROVIDE REGISTRATION AND DELIVERY INSTRUCTIONS

The Depositary and New Maha are hereby authorized and directed to cause the certificate(s) representing the New Maha Shares, which the registered Palliser Shareholder is entitled to receive pursuant to and in accordance with the terms of the Amalgamation to be registered in the name of the undersigned (unless alternative registration is provided in the manner set forth below), which shall be sent by first class mail to the address specified or held for pick up, if so indicated.

BOX A	BOX B
REGISTRATION INSTRUCTIONS	DELIVERY INSTRUCTIONS
(See Instruction 2 on Page 8)	(See Instruction 2 on Page 8)

Issue the New Maha Certificate(s) as follows:	Deliver the New Maha Certificate(s) to the name and address specified below (unless BOX C is checked):
In the Name of _____________________________________________
(please print)	In the Name of ____________________________________________
(please print)

Address:________________________________________________
Address:___________________________________________________

(include postal or zip code)
(include postal or zip code)

BOX C
HOLD FOR PICK-UP

[ ]	Check here if the New Maha Certificate(s) is to be held for pick-up (other than mailed) at the office of the Depositary at which this Letter of Transmittal is deposited.

STEP 3: GIVE THE FOLLOWING REPRESENTATIONS, WARRANTIES,
ACKNOWLEDGEMENTS AND COVENANTS

The undersigned:

1.	acknowledges receipt of the Joint Information Circular;

2.

represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Palliser Shares being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Palliser Shares being deposited to any other person; (b) the undersigned owns and has good title to all of the Palliser Shares being deposited, within the meaning of applicable securities laws, free and clear of all mortgages, liens, restrictions, charges, encumbrances, security interests, claims and equities whatsoever; (c) the undersigned has full power and authority to execute and deliver this Letter of Transmittal; and (d) all information inserted into this Letter of Transmittal is accurate;

3.

as of the Effective Time, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Palliser Shares being deposited and agrees that, except as provided herein, no subsequent authority, other than a proxy granted for use at the Meeting, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Palliser Shares being deposited, by or on behalf of the undersigned;

4.

irrevocably constitutes and appoints each director and officer of New Maha and any other person designated by Palliser in writing, the true and lawful agent and attorney of the certificate(s) representing the Palliser Shares in the name of and on behalf of the undersigned, and to do such acts or take such actions with respect to the exchange of the certificate(s) representing the Palliser Shares for New Maha Shares in accordance with the Amalgamation (such power of attorney being deemed to be an irrevocable power coupled with an interest);

5.

acknowledges that if the Amalgamation is approved at the Meeting, including any adjournment thereof, unless the Amalgamation is not subsequently completed, the deposit of Palliser Shares pursuant to this Letter of Transmittal is irrevocable;

6.

directs the Depositary to issue or cause to be issued the New Maha Shares to which the undersigned is entitled on completion of the Amalgamation in the name indicated below and to send the New Maha Shares to the address, or hold the same for pickup, as indicated in this Letter of Transmittal, unless otherwise indicated under the Registration Instructions or Delivery Instructions on page 3 hereof;

7.

covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Palliser Shares for certificate(s) representing the New Maha Shares;

8.

acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned;

9.

by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Palliser Shares deposited pursuant to the Amalgamation will be determined by Palliser, New Maha and the Depositary in their sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on Palliser, New Maha, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

10.

acknowledges that Palliser or New Maha may be required to disclose certain personal information in respect of the undersigned. The personal information of the undersigned may be disclosed by Palliser or New Maha to, and may be used by: (i) stock exchanges or securities regulatory authorities, (ii) Olympia Trust Company, (iii) any of the other parties involved in the Amalgamation; and (iv) legal counsel to any of the parties of the Amalgamation;

11.	acknowledges that the covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Amalgamation;

12.	acknowledges that the New Maha Shares and the fractional New Maha Shares that might otherwise be issued to the undersigned will be rounded pursuant to the terms of the Amalgamation; and

13.

declares that the undersigned: (a) is not acting for the account or benefit of a person from any jurisdiction outside of Canada in which the Amalgamation would not be in compliance with the laws of such jurisdiction; and (b) is not in, or delivering this Letter of Transmittal from, any such jurisdiction.

STEP 4: COMPLETE AND SIGN AS INDICATED

Non-registered holders of Palliser Shares should contact their nominee (i.e. broker, trust company, bank or other registered holder), which holds their Palliser Shares on their behalf, to arrange for the completion of this Letter of Transmittal and the exchange of such Palliser Shares pursuant to the Amalgamation.

Dated: __________________________________________________________

Authorized Signature of Guarantor (if required under items 3 or 4 of the instructions)	Signature of Palliser Shareholder or Authorized Representative (see items 3 and 5 of the instructions)

Name of Guarantor (please print or type)	Address of Palliser Shareholder

Address of Guarantor (please print or type)	Telephone Number of Palliser Shareholder

Facsimile Number of Palliser Shareholder

Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

Name of Palliser Shareholder (please print or type)

Name of Authorized Representative, if applicable
(please print or type)

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)

In order to be eligible to receive New Maha Shares, this Letter of Transmittal (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying Palliser Certificates and all other required documents must be received by the Depositary at its office specified on the back page of this document.

(b)

The method used to deliver this Letter of Transmittal and any accompanying Palliser Certificates and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary at its office specified on the back page of this Letter of Transmittal. It is recommended that the necessary documentation be hand delivered to the Depositary, at its office specified on the back page of this Letter of Transmittal, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained and a return receipt requested. Palliser Shareholders whose Palliser Shares are registered in the name of a nominee should contact their stock broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Palliser Shares.

2.	Registration and Delivery Instructions

The box entitled "Registration Instructions" must be completed by all Palliser Shareholders. One of the boxes entitled "Delivery Instructions" or "Hold for Pick-Up" must also be completed or checked, as applicable. In the event that the boxes entitled "Registration Instructions" and "Delivery Instructions", as applicable, are not completed by a holder of Palliser Shares, the certificates representing the New Maha Shares to be issued to such holder shall be registered in the name of such holder as such name appears on the register of holders of Palliser Shares and shall be delivered to the address otherwise indicated by the holder, or where no such address is indicated, to the holder's latest address appearing on the register of holders of Palliser Shares. See also Instruction 4 "Guarantee of Signatures" below.

3.	Signatures

(a) This Letter of Transmittal must be completed and signed by the Palliser Shareholder or by such Palliser Shareholder's duly authorized representative (in accordance with paragraph 5 below).

(b)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying Palliser Certificates, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such Palliser Certificates without any change whatsoever, and the Palliser Certificates need not be endorsed. If such transmitted Palliser Certificates are owned by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Palliser Shares or if the New Maha Certificates are to be issued to a person other than the registered holder(s):

(i) such deposited Palliser Certificates must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the Palliser Certificates and must be guaranteed as noted in paragraph 4 below.

4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Palliser Shares, if the New Maha Certificates to be issued are to be registered in a name other than the name of the registered owner(s) of the Palliser Shares or sent to an address other than the address of the registered owner(s) as shown on the register of Palliser Shareholders, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian Schedule I Chartered Bank, a member of the Securities Transfer Agent Medallion Program ("STAMP"), a member of the Stock Exchanges Medallion Program ("SEMP") or a member of the New York Stock Exchange Inc. Medallion Signature Program ("MSP"). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of Palliser, New Maha or the Depositary, at their sole discretion, may require additional evidence of authority or additional documentation.

6.	Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all Palliser Certificates, additional certificate numbers and the number of Palliser Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Palliser Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c)

No alternative, conditional or contingent deposits will be accepted. All depositing Palliser Shareholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)

The holder of the Palliser Shares that are the subject of this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at any of their offices at the addresses listed on the back page of this document.

7.	Lost Certificates

If a Palliser Certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to New Maha so that New Maha may provide replacement instructions. The replacement certificate must be received by the Depositary prior to issuing the New Maha Shares.

8.	Fractional Shares

No certificates representing fractional New Maha Shares will be issued pursuant to the Amalgamation. In lieu of any fractional New Maha Share, each previous holder of Palliser Shares otherwise entitled to a fractional interest in a New Maha Share will receive the nearest whole number of New Maha Shares (with fractions equal to exactly 0.5 being rounded up). In calculating such fractional interests, all Palliser Shares registered in the name of or beneficially held by such holder of Palliser Shares or their nominees shall be aggregated.

9.	Cessation of Rights

Any Palliser Certificate, formerly representing Palliser Shares, that is not validly deposited with all other documents to the Depositary as required pursuant to the Amalgamation on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature in New Maha, and the New Maha Shares to which the holder of such Palliser Certificate would have otherwise been entitled pursuant to and in accordance with the Plan of Amalgamation, shall be deemed to have been surrendered to New Maha, together with all entitlements to distributions and interest thereon held for such holder.

Office of the Depositary

OLYMPIA TRUST COMPANY

Inquiries:

     Telephone: (403) 668-8884
Toll Free: 1-888-767-7277
E-Mail: corporateactions@olympiatrust.com

By Mail, Hand, Courier or Registered Mail:

     Olympia Trust Company
Suite 2300, 125 – 9th Avenue S.E.
Calgary, AB T2G 0P6

Attention: Corporate Actions

Any questions and requests for assistance may be directed by Palliser Shareholders to the Depositary at the telephone number and locations set out above.

INSTRUMENT OF PROXY

Solicited by Management for the Annual General and Special Meeting of Shareholders to be Held on
Tuesday, October 7, 2014

The undersigned shareholder of Palliser Oil & Gas Corporation (the "Corporation") hereby appoints Kevin J. Gibson, President, Chief Executive Officer and a Director of Palliser, of the City of Calgary, in the Province of Alberta, or, failing him, Daryl S. Fridhandler, Chairman and a Director of Palliser, of the City of Calgary, in the Province of Alberta or instead of any of the foregoing, ______________________________ , as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting of holders ("Palliser Shareholders") of common shares ("Common Shares") of Palliser (the "Meeting"), to be held on Tuesday, October 7, 2014 at 9:00 a.m. (Calgary time) at the offices of Burnet, Duckworth & Palmer LLP located at 2400, 525 8th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Common Shares represented by this Instrument of Proxy in the following manner (check (√) the appropriate box):

1.	FOR [ ] or AGAINST [ ] (or if no choice is specified FOR) fixing the number of directors to be elected at the Meeting at four (4);

2.	Election of Directors: To vote for or withhold from voting on any individual nominee, check the applicable box beside the nominee's name below:

FOR [ ] ALL PALLISER NOMINEES (or designate your vote for individual nominees) below:

	FOR	WITHHELD

Kevin J. Gibson	[ ]	[ ]

Daryl S. Fridhandler	[ ]	[ ]

Stephen C. Hayden	[ ]	[ ]

Jeffrey C. Saponja	[ ]	[ ]

3.

FOR [   ] or WITHHOLD FROM VOTING FOR [   ] in respect of the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the board of directors of the Corporation to fix their remuneration as such;

4.

FOR [   ] or AGAINST [   ] an ordinary resolution approving the Corporation's Stock Option Plan, all as more particularly described in the Joint Information Circular of the Corporation and Maha Energy Inc. ("Maha") dated September 12, 2014 (the "Joint Information Circular") and attached thereto as Appendix "H";

5.

FOR [   ] or AGAINST [   ] an ordinary resolution approving the termination of the Palliser Rights Plan (the "Palliser Rights Plan") of Palliser and all rights issued pursuant to the Palliser Rights Plan, subject to the successful completion of the Amalgamation, on the terms described in the accompanying Joint Information Circular;

6.

FOR [   ] or AGAINST [   ] a special resolution, with or without amendment, the full text of which is set forth in Appendix A-1 to the Joint Information Circular, approving the amalgamation of the Corporation and Maha under Section 181 of the Business Corporations Act (Alberta), all as more particularly described in the Joint Information Circular; and

2

7.

At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of Palliser. The Common Shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a shareholder, to attend and to act for and on the behalf of such shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxy previously given to vote at the Meeting.

Dated this ______day of _______________, 2014.
(signature of shareholder)

(name of shareholder - please print)

NOTES:

1.	If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.

This Instrument of Proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3.	Persons signing as executors, administrators, trustees or other representative capacity, should so indicate and give their full title as such.

4.

This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the President of Palliser c/o Olympia Trust Company, proxy department, Olympia Trust Company, Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta T2G 0P6 or by Fax to (403) 265-1455 not later than 9:00 a.m. (Calgary time) on October 3, 2014 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Palliser Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

MAHA ENERGY INC.
Suite 500 - 734 7th AV SW
Calgary, Alberta T2P 3P8

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT
AND WILL BE USED AT THE ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON OCTOBER 7, 2014

The undersigned shareholder (the "Shareholder") of Maha Energy Inc. (the "Corporation") hereby nominates, constitutes and appoints Jonas Lindvall, President, Chief Executive Officer and Director of the Corporation, or failing him, Ron Panchuk, Chief Corporate Officer, Corporate Secretary and Director of the Corporation, or in the place and stead of the foregoing ________________________________________the true and lawful attorney and proxy of the undersigned to attend, act and vote in respect of all common shares ("Common Shares") in the capital of the Corporation, held by the Shareholder at the annual and special meeting (the "Meeting") of the shareholders of the Corporation to be held on Tuesday, October 7, 2014, and at any adjournment thereof. The undersigned hereby instructs the said proxy to vote the Common Shares represented by this Instrument of Proxy in the following manner:

1.	TO VOTE FOR [ ]	OR AGAINST [ ]

A resolution fixing the number of directors to be elected at the Meeting at three (3).

2.	ELECTION OF DIRECTORS

	(a)	[ ]	FOR all nominees listed below (except as marked to the contrary below).

	(b)	[ ]	WITHOLDING FROM VOTING for all nominees marked below.

INSTRUCTION: To withhold from voting on any individual nominee, check the box beside the nominee's name in the list below:

FOR or WITHHOLD

Jonas Lindvall	[ ]	[ ]	(and if no specification is made, to vote FOR)

Anders Ehrenblad	[ ]	[ ]	(and if no specification is made, to vote FOR)

Ron Panchuk	[ ]	[ ]	(and if no specification is made, to vote FOR)

3.	TO VOTE FOR [ ]	OR WITHHOLD FROM VOTING [ ]

The appointment of Deloitte LLP as auditors of the Corporation until the next annual meeting and the authorization of the directors to fix their remuneration.

4.	TO VOTE FOR [ ]	OR AGAINST [ ]

The special resolution, with or without amendment, the full text of which is set forth in Appendix A-2 to the accompanying joint management information circular dated September 12, 2014 (the "Information Circular"), approving the amalgamation of the Corporation and Palliser Oil & Gas Corporation under Section 181 of the Business Corporations Act (Alberta), all as more particularly described in the Information Circular.

5.	To vote in the discretion of the proxy nominee on any amendments to or variations of matters identified in the notice of Meeting and on any other matters which may properly come before the Meeting.

The management proxyholders named above will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder as specified above. In the absence of such direction, the Common Shares will be voted FOR all of the resolutions.

The undersigned hereby revokes any former proxy previously given to vote at the Meeting in respect of its Shares.

DATED this _________day of _________________, 2014.

(Signature of Shareholder)

Name of Shareholder - Please Print)

Number of Common Shares represented by this proxy: __________________________Common Shares

This proxy confers discretionary authority upon the persons named herein with respect to amendments or variations to matters identified above or with respect to such other matters as may properly come before the Meeting. At the time of mailing of this proxy the management of the Corporation knows of no such amendment or other matter.

All Common Shares represented at the Meeting by properly executed proxies will be voted, and where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF ALL THE MATTERS SET OUT HEREIN.

Proxies, to be valid, must be deposited at the offices of the registrar and transfer agent of the Corporation, Burstall Winger Zammit LLP, at Suite 1600, Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1, Attention: Doug Stuve (Facsimile (403) 266-6016; Email: dstuve@burstall.com), not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment of the Meeting.

Note: If the shareholder is a corporation, the Instrument of Proxy must be under its corporate seal or under the hand of an officer duly authorized in that behalf.

A blank space has been provided to date the Instrument of Proxy. If the Instrument of Proxy is undated, it will be deemed to bear the date on which it is mailed by the person making the solicitation.

A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) OTHER THAN JONAS LINDVALL AND RON PANCHUK, THE MANAGEMENT DESIGNEES, TO ATTEND AND ACT FOR THE SHAREHOLDER AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE BLANK SPACE PROVIDED ABOVE, THE NAME OF THE PERSON TO BE DESIGNATED AND DELETING THEREFROM, THE NAMES OF THE MANAGEMENT DESIGNEES, OR BY COMPLETION OF ANOTHER PROPER INSTRUMENT OF PROXY.

A Shareholder who has given a proxy has the power to revoke it. A proxy may be revoked by an instrument in writing signed by the Shareholder or his or her attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered to the office of the registrar and transfer agent of the Corporation, Burstall Winger Zammit LLP, at Suite 1600, Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1, Attention: Doug Stuve (Facsimile (403) 266-6016; Email: dstuve@burstall.com) at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting; or, with the Chairman of the Meeting on the day of the Meeting or an adjournment of the Meeting. In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation, Burstall Winger Zammit LLP, at Suite 1600, Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1, Attention: Doug Stuve (Facsimile (403) 266-6016; Email: dstuve@burstall.com) at any time not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment of the Meeting or by the Shareholder personally attending the Meeting and voting his or her Common Shares.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index hereto.

PART III

CONSENT TO SERVICE OF PROCESS

            A written irrevocable consent and power of attorney on Form F-X has been filed by Maha Energy Inc. concurrently with the filing of this Form CB.

            Any change in the name or address of the agent for service of process of Maha Energy Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of September 17, 2014.

PALLISER OIL & GAS INC.

By: /s/ Kevin J. Gibson
Name: Kevin J. Gibson
Title: President and Chief Executive Officer

MAHA ENERGY INC.

By: /s/ Jonas Lindvall
Name: Jonas Lindvall
Title: President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

2.1	Annual information form of Palliser for the year ended December 31, 2013, dated April 30, 2014

2.2

Audited financial statements of Palliser as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013 and 2012, together with the notes thereto and the auditor's report thereon

2.3	Unaudited condensed interim financial statements of Palliser as at June 30, 2014 and for the six months ended June 30, 2014 and 2013, together with the notes thereto

2.4	Management's discussion and analysis of the financial condition and results of operations of Palliser for the year ended December 31, 2013

2.5	Management's discussion and analysis of the financial condition and results of operations of Palliser for the six months ended June 30, 2014

2.6	Information Circular – Proxy Statement of Palliser, dated April 26, 2013, relating to the annual and special meeting of shareholders held on May 23, 2013

2.7	Material change report of Palliser, dated August 7, 2014